Filed Pursuant to Rule 424(B)(4)
Registration No. 333-132355
5,217,391 Common Shares

        This is the initial public offering of common stock of Darwin Professional Underwriters, Inc. We are offering 5,217,391 shares of our common stock.
      Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the NYSE Arca exchange under the symbol “DR.”
      Alleghany Corporation currently owns approximately 90% of our issued and outstanding voting securities. All of the net proceeds of this offering will be used to reduce Alleghany Corporation’s ownership interest in us. We will not use the net proceeds from the sale of shares of our common stock in this offering for any other purpose. After giving effect to this offering and to the use of the net proceeds to reduce Alleghany Corporation’s ownership interest in us, Alleghany Corporation will own approximately 59.6% of our issued and outstanding shares of common stock.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

	Per Share	Total

Public offering price	$16.00	$83,478,256
Underwriting discounts and commissions	$1.12	$5,843,478
Proceeds, before expenses, to us	$14.88	$77,634,778
      We have granted the underwriters a 30-day option to purchase up to a maximum of 782,609 additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments of shares, if any.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      Delivery of the shares of common stock will be made on or about May 24, 2006.

Joint Book-Running Managers

Merrill Lynch & Co.	Credit Suisse

Dowling & Partners Securities

Cochran Caronia Waller

Keefe, Bruyette & Woods

The date of this prospectus is May 18, 2006.

ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
      Until June 12, 2006 (25 days after the date of this prospectus), all dealers, whether or not participating in this offering, that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.
      All information in this prospectus has been adjusted to reflect a 33-for-two stock split of our common stock that will become effective prior to the completion of this offering and assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, all financial information in this prospectus is presented on a pro forma basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our History” and “Unaudited Pro Forma Consolidated Financial Data.”
      This prospectus contains terms that are specific to the insurance industry. A glossary of these terms appears beginning on page G-1 of this prospectus.

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus, but may not contain all the information that may be important to you. To understand us and this offering fully, you should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 11 and our historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. References in this summary to “Darwin,” the “company,” “we,” “our” and “us” are to Darwin Professional Underwriters, Inc. and its subsidiaries, taken as a whole, unless the context otherwise requires. We sometimes refer to Darwin Professional Underwriters, Inc., excluding its subsidiaries, as “DPUI.” References to “Alleghany” are to Alleghany Corporation, our ultimate parent company, which is a holding company primarily engaged, through its subsidiaries, in the property and casualty insurance business. References to “Darwin Group” are to our subsidiary Darwin Group, Inc. References to “DNA” are to our subsidiary Darwin National Assurance Company and references to “Darwin Select” are to our subsidiary Darwin Select Insurance Company. Whenever in this prospectus we refer to business generated, written or produced by Darwin, we include business produced by DPUI and written on policies of certain insurance company subsidiaries of Alleghany (which we refer to as the “Capitol Companies”), whether before or after the acquisitions of DNA and Darwin Select, all of which policies are now fully reinsured by DNA. This summary gives effect to certain reorganization and reinsurance transactions that were implemented prior to the date of this prospectus as though the structure of our business resulting therefrom had been in effect since our inception in March 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our History” and “Business — Arrangements with the Capitol Companies” for a description of these transactions.
Darwin
Who We Are
      We are a specialty insurance group focused on the professional liability insurance market and related lines. We currently focus on three broad professional liability lines of business:

•	Directors and Officers (“D&O”)

•	Errors and Omissions (“E&O”)

•	Medical Malpractice Liability
      Our principal objective is to create and sustain superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles. We believe that this is best accomplished by consistently growing our small and middle market business, while taking advantage of opportunities presented by larger accounts in the professional liability insurance market.
      We are currently owned 90% by Alleghany and 10% by our management (with management’s equity interest held through a restricted stock plan).
      Since our formation in March 2003, we have grown our business to produce $165.8 million of gross premiums written in calendar year 2005 and $59.9 million of gross premiums written in the first quarter of 2006. Despite our significant growth over the last three years, we believe that we continue to have a substantial opportunity to penetrate the market for our target lines of business, which we estimate exceeds $20 billion in annual premium volume. Although, at any given time, our focus will be on those portions of this estimated $20 billion market that present the greatest opportunities, we believe that our existing market share (currently under 1%) allows for significant future growth.
Our History
      Stephen Sills, our President and Chief Executive Officer, and Alleghany, our ultimate parent company, formed DPUI in March 2003. Since inception, we have focused on underwriting professional liability coverages in the D&O, E&O and Medical Malpractice Liability lines. Although most of 2003 was dedicated to building a strong management team and to other organizational, regulatory and administrative matters, we generated gross premiums written of $24.2 million during the period from our formation in March 2003 to December 31, 2003. We generated gross premiums written of $100.5 million in 2004, our first full year of operations, and $165.8 million in 2005. In addition, gross premiums written for the quarter ended March 31, 2006 were $59.9 million compared to $33.9 million for the quarter ended March 31, 2005. Our insurance company subsidiaries are currently rated “A-” (Excellent) by A.M. Best.
Our Competitive Strengths
      We believe that our competitive strengths include:
           Proven Leadership and Experienced Management. Our President and Chief Executive Officer, Stephen Sills, has more than 25 years of insurance industry experience and is the former Chief Executive Officer of Executive Risk Inc. (now a subsidiary of The Chubb Corporation). Under his leadership, Executive Risk Inc. grew from a small, private D&O facility into a leading, publicly-traded specialty lines insurance carrier. Five of the seven executives who constitute our management team, including Mr. Sills, worked together at Executive Risk Inc. We believe that we have attracted superior management and a talented workforce, creating an environment that is innovative, disciplined, energetic and team-oriented.
           Specialized Product Offerings and Underwriting Expertise. We focus on specialty professional liability products. Our targeted focus allows us to identify opportunities, such as underserved markets, where, in our judgment, the perception of risk is greater than the actual risk. We believe that our specialty focus, disciplined underwriting, collaborative processes and entrepreneurial culture facilitate our ability to bring new product offerings to market quickly and that, taken together, these factors position us to write profitable business through all market cycles.
           Our Knowledge of the Healthcare Industry. We have a team of professionals dedicated to the specialty insurance needs of the healthcare industry, one of the largest and fastest growing industries in the country. The expertise of these professionals extends across all three of our major lines of business and includes professionals with underwriting, claims, risk management and actuarial backgrounds. We believe that our dedicated team of experienced professionals and our track record in developing insurance solutions for the healthcare industry provide us with a competitive advantage.
           Focused Distribution. We are very selective in choosing our distribution partners and have developed a network of approximately 140 distribution partners that focuses on the lines and classes of business in the professional liability insurance market that we find attractive. In choosing our distribution partners, we look for technical expertise; a shared commitment to excellent service (including value-added elements like risk management and loss control); an ability to significantly penetrate the portion of the distributor’s business that is of greatest interest to us; and a willingness to innovate with us in new technologies, processes and products.
           Innovative Use of Technology. We have developed our systems platform using current technology that we believe maximizes the effectiveness and flexibility of our key functions, including underwriting, claims, finance and accounting. This technology platform facilitates significant “real-time” management reporting capability and allows us to interact efficiently with our distribution partners. We have developed and recently rolled out i-bind, our web-based underwriting system, to selected distribution partners. i-bind is an underwriting system that allows on-line policy submission, rating, quoting, proposal and binder issuance. i-bind was a finalist for the A.M. Best 2005 E-Fusion Award for innovative use of technology.
           Excellent Ratings. Our insurance company subsidiaries are rated “A-” (Excellent) by A.M. Best. “A-” (Excellent) is the fourth highest rating of A.M. Best’s 16 rating categories. We believe that our ratings provide us with a competitive advantage over lower-rated or unrated insurance companies in establishing lasting relationships with our distribution partners and in marketing to insureds.
           Conservative Balance Sheet. As of December 31, 2005, we had stockholders’ equity of $197.4 million, with $100.7 million of net premiums written in 2005. We believe that our capital base is sufficient to support a significantly greater volume of net premiums than we currently write. Additionally, we believe that our investment portfolio is conservative. As of March 31, 2006, we held $227.5 million of fixed-income securities, with 92.5% having a quality rating of A or higher from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.
Our Strategy
      We have developed strategies that we believe will assist us in achieving our objective of creating and sustaining superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles. These strategies include:
           Manage a Balanced Book of Business. We strive to balance our three broad lines of business (D&O, E&O and Medical Malpractice Liability), while focusing on growing our small and mid-sized account business, which we believe will maintain more consistent profitability over sustained periods. However, when we believe conditions warrant, we plan to emphasize better performing lines and selectively write profitable larger accounts.
           Focus on Underwriting Profitability. We believe that sustained profitability requires careful class of business and individual risk selection, as well as the consistent monitoring of underwriting results, identification of trends and implementation of corrective action when necessary. We believe that these processes are enhanced by our collaborative culture and by the substantial centralization of our core functions at our headquarters in Farmington, Connecticut. In addition, our commitment to underwriting profitability is augmented by management’s equity ownership interest in us and by the incentive compensation structure for our senior management, which ties bonus compensation to long-term underwriting results.
           Limit Commodity Business. We seek to avoid business where our products and services are interchangeable with those of our competitors. Such commodity relationships are difficult to sustain and generally are profitable only during the most favorable market conditions. We limit commodity business by: (i) emphasizing primary and first excess layer business, which provides us with more influence over terms, conditions, rates, and handling of claims, and enables us to form stronger relationships with customers; (ii) providing additional value to insureds with risk management and loss control assistance to improve our profitability and enhance the “stickiness” (loyalty) of our producer and consumer relationships; and (iii) constantly looking for “loose bricks,” our term-of-art for opportunities created by market dislocations.
           Utilize Technology to Efficiently Operate Our Business. As we have built our business, we have used current technology to automate operational functions and processes. We believe that our technology design and the absence of any legacy systems enable us to transact our business more efficiently, and to maintain high quality service levels with fewer employees than would be needed if these processes and systems were not in place.
           Expand Use of i-bind Technology. We designed i-bind so that rather than displacing the producer, it enables the producer to operate more efficiently. i-bind is designed to enhance relationships with our distribution partners by providing easy-to-use, on-line, real-time quoting and binding capability, and by combining these features with intelligent underwriting logic. We believe that i-bind has the potential to significantly assist us in the cost-effective production and underwriting of small accounts.
           Collaborate with Distribution Partners to Generate Growth. We believe that our distribution relationships are strong, and that our close relationships with our select group of producers allow us to collaborate with them in the identification of “loose bricks” (opportunities) in our targeted classes. By working closely with our focused network of distribution partners, we believe that we have a significant opportunity to achieve future growth.
           Grow Responsibly into Our Capital Base. We believe that our capital base is sufficient to support a significantly greater volume of net premiums than we currently write. Our ratio of net premiums written for 2005 to statutory surplus as of December 31, 2005, a common industry measure for capital utilization, was 0.6. According to a study by A.M. Best of 214 insurers focused on commercial casualty coverages, the average ratio of net premiums written for 2004 to statutory surplus as of December 31,

2004, the most recent year for which data is available, was 1.2. Based upon current market conditions, we believe that opportunities exist within our target markets to produce significant premium growth over the next three to five years.
Risks Relating to Our Company
      As part of your evaluation of our business, you should take into account the risks relating to our company, which include:
           We Have a Limited Operating and Financial History. We were originally formed in March 2003, and our historical financial results may not accurately indicate our future performance.
           A Downgrade of Our Ratings Would Negatively Affect Our Business. We believe that the A.M. Best ratings of “A-” (Excellent) for our insurance company subsidiaries have a significant influence on our business. A downgrade of our ratings could cause our current and future distribution partners and insureds to choose other, more highly rated, competitors and could also increase the cost or reduce the availability of reinsurance to us. As a result, a downgrade in our ratings could cause us to lose substantially all of our business.
           We Are Dependent on Our Key Employees. Only two of our executive officers have employment agreements with us. Our executive officers and key personnel, other than these two executive officers, are not subject to non-competition agreements. Because we are dependent on our key personnel, an inability to retain such personnel could prevent us from fully implementing our business strategies and could materially adversely affect our business, financial condition and results of operations.
           Our Premium and Loss Reserves May Be Inadequate to Cover Our Actual Losses. If we fail to accurately assess the risks associated with the business we insure, we may fail to establish appropriate premium rates, and our reserves for unpaid losses and loss adjustment expenses (which we refer to as loss and LAE reserves) may be inadequate to cover our actual losses.
           We Currently Rely on Alleghany Subsidiaries to Write Some of the Insurance Policies that We Produce. We have historically written a significant portion of our business on policies issued by the Capitol Companies. We expect to continue to write some of the business produced by DPUI on policies issued by the Capitol Companies because our insurance company subsidiaries are not licensed or eligible to write business on a surplus lines basis in all U.S. jurisdictions and do not yet have in place all rate and form filings required to write insurance business in every jurisdiction where they are licensed, and because some of our insureds are rating sensitive. If the underwriting management agreements between DPUI and the Capitol Companies were terminated at a time when we were unable to write a material portion of our business on the policies of our own insurance company subsidiaries, and if we were unable to make alternative arrangements to write this business, we could be materially adversely affected.
           We Rely on a Select Group of Distribution Partners. Approximately 42.7% of our 2005 gross premiums written were distributed through four of our approximately 140 distribution partners. These relationships could terminate or fail to be profitable in the future, which could have a material adverse effect on us.
           The Failure of Our Information Technology and Telecommunications Systems Could Adversely Affect Our Business. Our business is highly dependent upon our information technology and telecommunications systems, including i-bind, our web-based underwriting system. The failure of these systems could interrupt our operations or materially impact our ability to evaluate and write new business. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner.
           Our Capital Adequacy Requirements and Difficulties in Achieving our Expected Rate of Growth Could Negatively Affect Our Return on Equity. We need to satisfy certain capital requirements in order to maintain our A.M. Best ratings and to meet requirements imposed by insurance regulators. These requirements may lead us to maintain a higher level of capital in our insurance company subsidiaries than we otherwise would, which could negatively affect our return on equity. In addition, while we believe that the amount of capital we currently hold is capable of supporting a significantly higher volume of net premiums than we currently write, our return on equity could be negatively affected if we are unable to grow into our capital base as quickly as we anticipate. Although our gross premiums written for the first quarter of 2006 grew by 76.8% compared to the first quarter of 2005, we do not believe we will sustain this growth rate for the remainder of 2006.
      For more information on these or other risks that we face, see “Risk Factors” beginning on page 11 of this prospectus. You should carefully consider those risks, together with the other information in this prospectus, before investing in our common stock.
Our Relationship with Alleghany and Our Recent Reorganization
      We were originally formed by Stephen Sills, our President and Chief Executive Officer, and Alleghany in March 2003 as an underwriting manager for certain insurance companies that are wholly-owned subsidiaries of Alleghany (Capitol Indemnity Corporation, Capitol Specialty Insurance Corporation and Platte River Insurance Company, which we refer to, collectively, as the “Capitol Companies”). Alleghany acquired ownership of the Capitol Companies in January 2002.
      At the time of our formation, 6,600,000 shares of our common stock were issued to Alleghany, and 1,650,000 shares of our common stock were reserved for grants to be made to our management under a restricted stock plan. Grants of most of the 1,650,000 shares of restricted stock available under our restricted stock plan were made in July 2003, with the remaining shares of restricted stock available under the restricted stock plan reserved for future issuances, so that, after giving effect to such grants (and to such anticipated future grants to new hires), Alleghany owned shares representing 80% of our issued and outstanding shares of common stock and management, through the restricted stock plan, owned the remaining 20% of our issued and outstanding shares of common stock. In connection with our formation, Alleghany paid us $2.1 million to fund organizational expenses, for which Alleghany received 105,300 shares of Series A Preferred Stock of DPUI having an aggregate liquidation preference of $2.1 million.
      Effective as of June 1, 2003, DPUI entered into an underwriting management agreement with each of the Capitol Companies pursuant to which DPUI was appointed by each of them to underwrite and administer specialty liability insurance business. The fee that we pay to the Capitol Companies in respect of business that is produced by DPUI and for which policies are issued by the Capitol Companies for 2006 is equal to 0.5% of gross premiums written. Assuming the completion of this offering in 2006, this fee will increase to 3.0% of gross premiums written effective as of January 1, 2007. See “Business  — Arrangements with the Capitol Companies” and “Certain Arrangements and Relationships Between Darwin and Alleghany” for further discussion.
      In February 2004, Alleghany formed Darwin Group, a sister company to DPUI, in order to acquire DNA, a licensed insurance company domiciled in Delaware, as an insurance carrier for business produced by DPUI. In May 2005, Darwin Group acquired Darwin Select, a surplus lines insurance company domiciled in Arkansas, as a subsidiary of DNA.
      During 2005, we and Alleghany determined that DPUI should be transitioned to a stand-alone insurance group. In November 2005, in connection with this pending reorganization, Alleghany contributed $135 million to the capital of Darwin Group, which was subsequently contributed by Darwin Group to its wholly-owned subsidiary DNA. This capital infusion resulted in total capital and surplus for the Darwin insurance carriers of approximately $200 million and enabled DNA, which previously had a reinsured rating on the basis of its relationship with the Capitol Companies, to obtain an independent “A-” (Excellent) rating from A.M. Best and enabled Darwin Select, a wholly-owned subsidiary of DNA, to obtain an “A-” (Excellent) reinsured rating on the basis of its relationship with DNA.

      The reorganization, effective as of January 1, 2006, included the contribution by Alleghany of Darwin Group and its subsidiaries, DNA and Darwin Select, to DPUI in return for 197,178 shares of Series B Convertible Preferred Stock of DPUI having an aggregate liquidation preference of $197.2 million, equal to the book value of Darwin Group determined in accordance with U.S. generally accepted accounting principles (“GAAP”) on December 31, 2005. The 6,600,000 shares of common stock of DPUI owned by Alleghany, representing 80% of the issued and outstanding shares of common stock of DPUI, were also contributed to DPUI in return for 9,560 shares of Series A Preferred Stock of DPUI having an aggregate liquidation preference of $0.2 million, representing 80% of the GAAP book value of DPUI on December 31, 2005. The shares of Series B Convertible Preferred Stock are convertible into shares of common stock representing approximately 90% of our issued and outstanding shares of common stock on an as-converted basis. Dividends on the outstanding shares of Series B Convertible Preferred Stock are paid at a rate per annum equal to 5.0% of the liquidation preference of such shares for calendar year 2006, 6.0% of the liquidation preference of such shares for calendar year 2007, and 7.0% of the liquidation preference of such shares thereafter. Dividends on shares of Series B Convertible Preferred Stock are payable, at the option of the Company, in the form of shares of Series C Preferred Stock of DPUI or in cash. On April 1, 2006, Alleghany received 2,465 shares of Series C Preferred Stock, having an aggregate liquidation preference of $2.5 million, as a dividend on the shares of Series B Convertible Preferred Stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our History” for a more complete description of the reorganization.
      As a result of the reorganization, Darwin Group and its subsidiaries DNA and Darwin Select are now wholly-owned subsidiaries of DPUI. Effective as of October 1, 2005, in contemplation of the reorganization, DNA assumed all risk and exposure on the policies produced by DPUI and issued by the Capitol Companies since 2003. Since inception, DPUI has had full responsibility for managing the business produced by DPUI and issued on policies of the Capitol Companies. DPUI does not reinsure and has never had responsibility for managing any business written on policies of the Capitol Companies other than business produced by DPUI.
      All of the net proceeds of this offering will be used to redeem all of our shares of Series A and Series C Preferred Stock and a portion of the shares of our Series B Convertible Preferred Stock. See “Use of Proceeds.” Upon completion of this offering, the remaining outstanding shares of our Series B Convertible Preferred Stock will automatically convert into shares of our common stock, and no preferred stock will be outstanding. Based on the conversion price for conversion of shares of Series B Convertible Preferred Stock into shares of common stock, Alleghany will have paid approximately $12.53 per share of common stock received by Alleghany as a result of the automatic conversion of all shares of Series B Convertible Preferred Stock not redeemed. After the completion of this offering and the use of the net proceeds of this offering as described above, we expect that Alleghany will own shares of common stock representing approximately 59.6% of our issued and outstanding shares of common stock (55.0% of our issued and outstanding shares of common stock if the underwriters’ over-allotment option is exercised in full) and, consequently, that Alleghany will continue to be our controlling stockholder. After completion of this offering, our management will own approximately 9.7% of our issued and outstanding shares of common stock.
Executive Offices
      We are a Delaware corporation. Our principal executive offices are located at 9 Farm Springs Road, Farmington, Connecticut 06032. Our telephone number is (860) 284-1300. Our website can be found at www.darwinpro.com. Information contained on our website is not intended to be a prospectus and is not incorporated into this prospectus.

The Offering

Common stock offered	5,217,391 shares

Common stock to be outstanding after this offering	17,006,272 shares(1)

Over-allotment shares	782,609 shares

Use of proceeds	We estimate the net proceeds from this offering will be approximately $74.9 million after deducting the underwriting discounts and commissions and our estimated offering expenses of $8.6 million. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be approximately $86.5 million. All of the net proceeds of this offering will be used to reduce Alleghany’s ownership interest in us. See “Use of Proceeds.”

Dividend Policy	We do not anticipate declaring or paying cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

NYSE Arca exchange symbol	“DR”

(1)	The number of shares of common stock shown to be outstanding includes 144,375 shares of common stock remaining available for issuance under our restricted stock plan that we intend to issue immediately prior to the completion of this offering and excludes:

•	shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	shares of common stock underlying options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to key employees, at an exercise price equal to the public offering price, at the time this offering is completed;

•	9,000 restricted shares of common stock that we intend to grant, at the time this offering is completed, to employees who are not executive officers; and

•	shares of common stock having an aggregate fair market value of $200,000 (based upon the public offering price) to be granted at the time this offering is completed to our five directors who are not our employees or employees of Alleghany.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
      The summary historical consolidated financial data set forth below for the three months ended March 31, 2006 and 2005 have been derived from our unaudited consolidated financial statements included in this prospectus. In the opinion of our management, the unaudited consolidated financial data presented in the table below reflects all adjustments, consisting of normal recurring adjustments and the elimination of intercompany transactions and balances, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated.
      The summary historical consolidated financial data set forth below for the years ended December 31, 2005 and December 31, 2004 and for the period March 3, 2003 (inception) to December 31, 2003 have been derived from the historical consolidated financial statements, which have been audited by KPMG LLP, Independent Registered Public Accounting Firm, and should be read in conjunction with the audited financial statements and accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Data,” included elsewhere in this prospectus.
      The summary historical consolidated financial statements for the three months ended March 31, 2005, the years ended December 31, 2005 and December 31, 2004 and for the period March 3, 2003 (inception) to December 31, 2003 give retroactive effect to Darwin’s reorganization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our History” and Note 1(b) to the audited financial statements.

	Three months ended				Period
	March 31,				March 3,
	(Unaudited)		Year ended December 31,		2003 to
					December 31,
	2006	2005	2005	2004	2003

	(Dollars in thousands, except per share amounts)
Revenues:
Net premiums earned	$27,304	$18,744	$84,698	$46,092	$4,115
Net investment income	3,360	632	4,920	949	11
Net realized investment gains (losses)	(10)	(60)	(176)	1	—
Other income	—	—	14	—	—

Total revenues	30,654	19,316	89,456	47,042	4,126

Costs and expenses:
Losses and loss adjustment expenses	19,264	13,112	58,606	29,628	2,683
Commissions and brokerage expenses	2,632	2,091	9,191	6,167	504
Other underwriting, acquisition and operating expenses	4,479	3,032	14,574	10,221	4,488
Other expenses	159	357	1,102	904	—

Total costs and expenses	26,534	18,592	83,473	46,920	7,675

Earnings (loss) before income taxes	4,120	724	5,983	122	(3,549)

Income tax expense (benefit)	1,332	300	2,276	74	(1,219)

Net earnings (loss)	$2,788	$424	$3,707	$48	$(2,330)

	Three months ended				Period
	March 31,				March 3,
	(Unaudited)		Year ended December 31,		2003 to
					December 31,
	2006	2005	2005	2004	2003

	(Dollars in thousands, except per share amounts)
Underwriting ratios:
Loss ratio(1)	70.6%	70.0%	69.2%	64.3%	65.2%

Commissions and brokerage expense ratio(2)	9.6%	11.2%	10.9%	13.4%	12.2%
Other underwriting, acquisition and operating expense ratio(3)	16.4%	16.2%	17.2%	22.2%	109.1%

Total expense ratio(4)	26.0%	27.3%	28.1%	35.6%	121.3%

Combined ratio(5)	96.6%	97.3%	97.3%	99.9%	186.5%

Basic earnings per share:(6)
Net earnings per share	$—	$0.06	$0.56	$0.01	$(0.35)

Weighted average shares outstanding	—	6,600,000	6,600,000	6,600,000	6,600,000

Diluted earnings per share: (6)
Net earnings per share	$0.17	$0.05	$0.46	$0.01	$(0.35)

Weighted average shares outstanding	16,355,625	8,188,125	8,119,370	8,167,500	6,600,000

Pro forma basic earnings per share:(6)
Net earnings per share	$—	$—	$—

Weighted average shares outstanding	—	—	—

Pro forma diluted earnings per share:(6)
Net earnings per share	$0.17	$0.03(7)	$0.22(7)

Weighted average shares outstanding	16,500,000	16,500,000 (7)	16,500,000 (7)

	As of March 31,	As of December 31,
	2006
	(Unaudited)	2005	2004	2003

	(Dollars in thousands)
Balance sheet data:
Cash and investments	$345,404	$315,113	$86,832	$12,640
Reinsurance recoverables on paid and unpaid losses	62,522	51,260	15,572	990
All other assets	84,251	80,618	43,645	15,117

Total assets	$492,177	$446,991	$146,049	$28,747

Loss and loss adjustment expense reserves	$166,486	$138,089	$47,207	$3,485
Unearned premium reserves	102,932	88,280	54,274	18,791
All other liabilities	21,688	21,099	8,960	6,471

Total liabilities	291,106	247,468	110,441	28,747
Series A Preferred Stock	2,297(7)	2,106	2,106	2,106
Series B Convertible Preferred Stock	197,178(7)	—	—	—
Total stockholders’ equity(8)	1,596(7)	197,417	33,502	(2,330)

Total liabilities and stockholders’ equity	$492,177	$446,991	$146,049	$28,747

(1)	Loss ratio is calculated by dividing total incurred losses and loss adjustment expenses by net premiums earned.

(2)	Commissions and brokerage expense ratio is calculated by dividing total commissions and brokerage expenses by net premiums earned.

(3)	Other underwriting, acquisition and operating expense ratio is calculated by dividing total other underwriting, acquisition and operating expenses by net premiums earned.

(4)	Total expense ratio is the sum of the commissions and brokerage expense ratio and the other underwriting, acquisition and operating expense ratio.

(5)	Combined ratio is the sum of the loss ratio and the total expense ratio.

(6)	The weighted average common shares outstanding for basic earnings per share reflect no common shares outstanding for both actual and pro forma as all of the outstanding shares of common stock are unvested restricted stock. The diluted earnings per share calculations assume the conversion of the Series B Convertible Preferred Stock into 14,850,000 shares of common stock and reflect the 1,505,625 shares of restricted stock outstanding. The pro forma diluted earnings per share calculations also reflect dilution from the issuance of the remaining 144,375 shares of restricted stock available under the restricted stock plan.

(7)	Effective as of January 1, 2006, DPUI issued 197,178 shares of Series B Convertible Preferred Stock to Alleghany in exchange for all of the common stock of Darwin Group. In addition, Alleghany contributed its 6,600,000 shares of DPUI common stock in exchange for 9,560 shares of DPUI Series A Preferred Stock.

(8)	Stockholders’ equity reflects the capital contributions made to Darwin and does not include any capital of the Capitol Companies.

RISK FACTORS
      Investing in our common stock involves a number of risks. Before you invest in our common stock, you should carefully consider each of the following risks as well as the other information contained in this prospectus. Any of these risks may have a material adverse effect on our business, financial condition, results of operations or cash flows. As a result, the trading price of our common stock could decline, and you could lose all or a substantial portion of your investment.
Risks Related to Our Business

We have a limited operating and financial history on which to base your investment decision. If we are unable to implement our business strategy or operate our business as we currently expect, our financial condition and results of operations may be adversely affected.
      We were originally formed in March 2003 as an underwriting manager for the Capitol Companies pending the establishment or acquisition of a separate insurance carrier for Darwin business. In May 2004, we acquired DNA, an admitted insurance company. In May 2005, we acquired Darwin Select, a surplus lines insurance company. We therefore have limited operating and financial history available to help you evaluate our past performance or to make a decision about an investment in our common stock. In addition, because we focus our efforts on certain specialized sectors of the insurance market, and because we do not have an extensive claims history to date, our historical financial results may not accurately predict our future performance. Moreover, companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. Because of the risks specific to our business and those associated with early stage companies in general, it is possible that we may not be successful in implementing our business strategy. You should carefully consider our prospects in light of the risks and difficulties frequently encountered by early stage companies with limited operating histories. If we are unable to implement our business strategy or operate our business as we currently expect, our results of operations may be adversely affected.

A decline in our financial strength ratings could cause us to lose substantially all of our business.
      Our insurance company subsidiary, DNA, is currently rated “A-” (Excellent) by A.M. Best. Our insurance company subsidiary, Darwin Select, is currently rated “A-” (Excellent) (reinsured rating) by A.M. Best on the basis that its business is reinsured by DNA. “A-” (Excellent) is the fourth highest of 16 separate A.M. Best rating categories that currently range from “A++” (Superior) to “F” (In Liquidation). A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders, and our subsidiaries’ ratings are not evaluations directed to the protection of investors. A.M. Best’s opinions are derived from an evaluation of a company’s balance sheet strength, operating performance and business profile. Our insurance company subsidiaries may not be able to retain their ratings if there are adverse developments affecting their business, results of operations or financial condition. Our insurance company subsidiaries’ ratings are subject to periodic review by, and may be revised downward or revoked at any time at the sole discretion of, A.M. Best. A downgrade of our ratings could cause our current and future distribution partners (brokers, agents and licensed insurance agents who are delegated authority to manage part of our insurance business, whom we refer to as “program administrators”) and insureds to choose other, more highly rated competitors and could also increase the cost or reduce the availability of reinsurance to us. As a result, a downgrade in our ratings could cause us to lose substantially all of our business, which would have a material adverse effect on our financial condition and results of operations. Further, a downgrade of our ratings could adversely impact our ability to attract investment capital on favorable terms.

We do not have employment agreements or non-competition agreements with most of our key management personnel, and if we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.
      Our future success will depend, in part, upon the efforts of our executive officers and other key personnel, including Stephen Sills, our President and Chief Executive Officer. The loss of Mr. Sills or any of our other key personnel could prevent us from fully implementing our business strategies and could materially and adversely affect our business, financial condition and results of operations. We have not entered into employment agreements with any of our key management personnel other than Mr. Sills and Mark I. Rosen, our Senior Vice President and General Counsel. Our executive officers and key personnel, other than Mr. Sills and Mr. Rosen, are not subject to non-competition agreements.
      Our employment agreement with Mr. Sills provides that he has the right to terminate his agreement for any reason. Mr Sills’ agreement provides that he can terminate for “good reason” under certain circumstances, including the termination by the Capitol Companies of the underwriting management agreement with DPUI prior to December 31, 2007, and for which he would be entitled to receive certain payments and benefits upon termination. See “Management — Employment Agreements.” We could be materially adversely affected by the termination of Mr. Sills’ employment as our President and Chief Executive Officer.
      We do not have key person insurance on the life of Mr. Sills or on the lives of any of our other key management personnel. As we continue to grow, we will need to recruit and retain additional qualified management personnel, but we may not be able to do so. Our ability to recruit and retain such personnel will depend upon a number of factors, such as our results of operations, prospects and the level of competition then prevailing in the market for qualified personnel.

If we are unable to underwrite risks accurately and to charge adequate rates to policyholders, our financial condition and results of operations could be adversely affected.
      The nature of the insurance business is such that the product must be priced and sold before the underlying costs are known. This requires significant reliance on estimates and assumptions in setting prices. Rate adequacy is necessary, together with investment income, to generate sufficient revenue to offset losses, LAE and other underwriting expenses (which include the aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations) and to earn a profit. If we fail to assess accurately the risks that we assume, we may fail to charge adequate premium rates, which could reduce income and have a material adverse effect on our financial condition and results of operations.
      In order to price accurately, we must collect and properly analyze a substantial volume of data; develop, test and apply appropriate rating formulae; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. We must also implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully, and as a result price accurately, is subject to a number of risks and uncertainties, including, but not limited to:

•	availability of sufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties inherent in estimates and assumptions, generally;

•	selection and implementation of appropriate rating formulae or other pricing methodologies;

•	our ability to predict investment yields and the duration of our liability for losses and LAE accurately; and

•	unanticipated court decisions, legislation or regulatory action.

      Such risks may result in our pricing or its implementation being based on inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies. Consequently, we could underprice risks, which would negatively affect our results of operations, or we could overprice risks, which could reduce our competitiveness. In either event, this could have a material adverse effect on our financial condition and results of operations.

Our actual incurred losses and LAE may be greater than our loss and LAE reserves, which could have a material adverse effect on our financial condition and results of operations.
      We are liable for incurred losses and LAE under the terms of the insurance policies we underwrite. In many cases, several years may elapse between the occurrence of an insured loss event, the making of a claim, and our resolution of that claim. We establish loss and LAE reserves for the estimated ultimate payment of all losses and LAE incurred. We estimate loss and LAE reserves using individual case-basis valuations of reported claims. We also use statistical analyses to estimate the cost of losses that have been incurred but not reported to us. These estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. They are by their nature imprecise, and our ultimate losses and LAE may vary from established reserves. Because of our short operating history, we have limited claims experience of our own on which to base our reserves. Consequently, the techniques that we currently utilize to establish our loss and LAE reserves primarily take into account relevant insurance industry data. If our loss and LAE reserves should prove to be inadequate, we will be required to increase reserves resulting in a reduction in our net earnings and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and our financial position.
      Furthermore, factors that are difficult to predict, such as:

•	claims inflation,

•	claims development patterns,

•	legislative activity,

•	social and economic patterns and

•	litigation and regulatory trends
may have a substantial impact on our future losses and LAE. As of March 31, 2006, loss and LAE reserves (net of reserves ceded to our reinsurers) were $104.0 million.

We currently rely on certain Alleghany subsidiaries to write some of the insurance policies that we produce, and the termination of our arrangements with them could have an adverse effect on our business, financial condition and results of operations.
      Effective as of June 1, 2003, we entered into underwriting management agreements with each of the Capitol Companies to write policies produced by DPUI. Initially, all of the business produced by DPUI was written on policies of the Capitol Companies. Since each of our insurance company subsidiaries obtained its own A.M. Best rating of “A-” (Excellent) in November 2005, whenever possible, DPUI has written coverage on policies issued by DNA or Darwin Select. However, our insurance company subsidiaries are not currently licensed (in the case of our admitted carrier DNA) or eligible to write business on a surplus lines basis (in the case of Darwin Select) in all U.S. jurisdictions, and DNA does not yet have in place all rate and form filings required to write insurance business in every jurisdiction where it is licensed. In addition, the Capitol Companies have A.M. Best ratings of “A” (Excellent), and we believe that insureds in certain classes of our business (primarily public D&O) require policies issued by an insurer with an A.M. Best rating of “A” (Excellent). Consequently, although we expect to write the majority of our future business on policies of our insurance company subsidiaries, we continue to depend upon the Capitol Companies to write policies for a portion of the business produced by DPUI. For the year ended December 31, 2005, we wrote $142.5 million of gross premiums through our arrangement with the Capitol Companies, representing 85.9% of the total gross premiums produced by DPUI. Of this amount, $58.5 million, or 35.3% of the total gross premiums produced by DPUI, relates to business written by the Capitol Companies either because the business is in a jurisdiction where our insurance company subsidiaries are not currently licensed or eligible to write business (approximately $26.4 million) or because certain of our insureds require policies issued by an insurer with an A.M. Best rating of “A” (Excellent)(approximately $32.1 million). By comparison, during the period from January 1, 2006 through March 31, 2006, $41.1 million, or 68.6% of the total gross premiums that we produced, was written on policies of our insurance company subsidiaries, and $18.8 million, or 31.4% of such total gross premiums was written on policies of the Capitol Companies. Of this amount, approximately $9.9 million was written in jurisdictions where our insurance company subsidiaries are not currently licensed or eligible to write business and approximately $8.9 million was due to certain of our insureds requiring policies issued by an insurer with an A.M. Best rating of “A” (Excellent).
      We do not expect that our issuance of policies written on the Capitol Companies for the insureds who require an A.M. Best rating of “A” (Excellent) will decline so long as our rating is “A-” (Excellent). To date, most of the insureds in this category are public companies purchasing D&O insurance. The following table indicates the amount of public D&O gross premiums written in each of the periods presented as a percentage of total gross premiums written for such period. Management believes that public D&O is the most rating sensitive class of business that we write and, accordingly, that it provides the best available indicator of our level of rating sensitive business.

				Period
		Year Ended		March 3,
	Quarter Ended	December 31,		2003 to
	March 31,			December 31,
Gross Premiums Written	2006	2005	2004	2003

	(Dollars in millions)
Public D&O	$6.3	$26.3	$18.5	$7.4
Total Gross Premiums Written	$59.9	$165.8	$100.5	$24.2
Percentage of Total Represented by Public D&O	10.5%	15.9%	18.4%	30.6%
      While our public D&O writings have declined as a percentage of our total writings, public D&O writings have generally increased in absolute terms as our business has grown. We believe these trends are likely to continue.
      We do expect that our issuance of policies written on the Capitol Companies in jurisdictions where our insurance companies are not currently licensed or eligible to write business will decrease as we obtain required licenses or approvals in the various jurisdictions. The following table shows the actual or anticipated filing month of our applications in these jurisdictions by insurance company subsidiary and state as of May 15, 2006:
DNA

Actual or
Anticipated
Application
State	Filing Month

California	July 2006
New York	July 2005
Wyoming	May 2006

Darwin Select

Actual or
Anticipated
Application
State	Filing Month

Florida	May 2006
Louisiana	June 2006
Michigan	May 2006
Minnesota	May 2006
New Hampshire	April 2006
New Mexico	June 2006
New York	April 2006
Utah	May 2006
Vermont	April 2006
      The timing of the approval of these applications is within the discretion of the various state insurance authorities, and we can provide no assurance as to when these approvals will be obtained.
      The initial term of the underwriting management agreements between DPUI and the Capitol Companies extends until May 31, 2007 and thereafter renews on an annual basis. However, either party may terminate effective upon an expiration date (whether May 31, 2007 or a subsequent May 31), provided that the terminating party provides 60 days prior notice of termination. In addition, a Capitol Company may terminate at any time, by written notice, when Alleghany does not own at least 51% of the outstanding equity interests in DPUI or upon a sale of all or substantially all of the assets of DPUI to a person other than Alleghany or an affiliate of Alleghany. DPUI may terminate its underwriting management agreement with a Capitol Company at any time, by written notice, when Alleghany does not own at least 51% of the outstanding equity interests in the subject Capitol Company or upon a sale of all or substantially all of the assets of the subject Capitol Company to any person other than Alleghany or an affiliate of Alleghany.
      If the underwriting management agreements between DPUI and the Capitol Companies were terminated at a time when we depend on the Capitol Companies to write a material portion of the business produced by DPUI, or if the Capitol Companies were downgraded from their current A.M. Best ratings of “A” (Excellent) at a time when a material portion of the business produced by DPUI was in a class where there is rating sensitivity, then, unless we were able to locate other entities to write such business and to negotiate new agreements with such other entities (which new agreements might involve additional expense to us), we could be materially adversely affected. In addition, the employment agreement between DPUI and Stephen Sills provides that termination prior to December 31, 2007 by any of the Capitol Companies of its underwriting management agreement with DPUI will permit Mr. Sills to terminate his employment with DPUI and that such termination will be deemed to be a termination by Mr. Sills “for good reason,” which will entitle him to receive certain payments and benefits. We could be materially adversely affected by the termination of Mr. Sills’ employment as President and Chief Executive Officer of DPUI. See “Management — Employment Agreements.”

If we are not able to renew our existing reinsurance or obtain new reinsurance or if we were to increase our retention levels in premiums written, either our net exposures would increase or we would have to reduce the level of our underwriting commitment, both of which could negatively affect our revenues and results of operations.
      We purchase reinsurance to spread our risk on substantially all of our lines of business. We currently purchase primarily excess of loss reinsurance to stop our loss from a single occurrence on any one coverage part from any one policy. Excess of loss reinsurance is reinsurance that indemnifies the insured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an “attachment level” or “retention.” In addition, we currently purchase quota share reinsurance on certain classes of our business to provide additional reinsurance protection. Quota share reinsurance is a type of reinsurance whereby the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the ceding company, indemnifies the ceding company against a predetermined portion of the losses and LAEs of the ceding company under the covered policy or policies. When a company reinsures some or all of its liability with another, it is said to “cede” business and is referred to as the “ceding company.” Ceded premiums, which are the amount of gross premiums written that are ceded to reinsurers, amounted to 39.3% of our gross premiums written in 2005. However, we may choose in the future to re-evaluate the use of reinsurance to increase, decrease or eliminate the amount of liability we cede to reinsurers, depending upon the cost and availability of reinsurance. If we were to increase our retention levels, our net exposures would increase and this could cause our earnings and results of operations to be more volatile. See “Business — Reinsurance.”
      Market conditions beyond our control determine the availability and cost of the reinsurance protection that we purchase. The reinsurance market has changed dramatically over the past few years as a result of inadequate pricing, poor underwriting and significant losses incurred. As a result, some reinsurers have exited certain lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss. In addition, the availability of capital affects the availability of reinsurance.
      Our reinsurance facilities generally are subject to annual renewal. We cannot provide any assurance that we will be able to maintain our current reinsurance facilities or that we will be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring contracts or to make new arrangements or if the cost of reinsurance increased to an amount we were unwilling to pay, our net exposure would increase, which would cause our earnings and results of operations to be more volatile. If we were unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, which would reduce our revenues.

If our reinsurers do not pay claims made by us in a timely fashion, our business, financial condition and results of operations could be materially adversely affected.
      Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders. Accordingly, we are subject to credit risk with respect to our reinsurers. Our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of our claims. Either of these events would increase our costs and could have a material adverse effect on our business, financial condition and results of operations. As of March 31, 2006, we had $62.5 million of reinsurance recoverable on unpaid losses and $36,000 of reinsurance recoverable on paid losses.

If our relationships with certain of our distribution partners, four of which account for a significant part of our business, were terminated, our financial condition and results of operations could be materially adversely affected.
      We distribute our products through a select group of approximately 140 distribution partners, including brokers, agents and two program administrators. For the year ended December 31, 2005, approximately 42.7% of our gross premiums written was produced by four of our distribution partners: Marsh Inc., American Professional Agency (one of our two program administrators), Arthur J. Gallagher & Co. and Arc Excess & Surplus, LLC. Our agreements with our program administrators do not require minimum premium volumes and are terminable upon 180 days notice. We do not have exclusive arrangements with our brokers and agents, and they can terminate our relationship at any time. Thus, we cannot assure you that our relationships with our distribution partners will continue. The termination of our relationship with one or more of these producers could result in lower gross premiums written and have a material adverse effect on our financial condition and results of operations.

We rely on our brokers, agents and program administrators to collect premiums on our behalf, and their failure to remit premiums to us could cause our underwriting profits to decline.
      Premiums produced by our brokers, agents and program administrators are collected directly by our distribution partners and forwarded to us. In certain jurisdictions, when the insured pays premiums for these policies to brokers, agents or program administrators for payment over to us, the premiums might be considered to have been paid to us, whether or not we have actually received the premiums from our distribution partners. Consequently, we assume a degree of credit risk associated with our distribution partners. Although failure by our distribution partners to remit premiums to us has not had a material adverse effect on us to date, there may be instances where our distribution partners collect premium but do not remit it to us and we may be nonetheless required under applicable law to provide the coverage set forth in the policy despite the absence of premium. Because the possibility of these events is dependent in large part upon the financial condition and internal operations of our distribution partners, which in most cases is not public information, we are not able to quantify the exposure presented by this risk. If we are unable to collect premiums from our distribution partners in the future, our underwriting profits may decline and our financial condition and results of operations could be materially adversely affected.

If either of our two current program administrators or any other program administrator that we may work with in the future exceeds its underwriting authority or otherwise breaches obligations owed to us, we could be materially adversely affected.
      In the two programs that are currently conducted within our insurance group, we authorize our program administrators to write business on our behalf within underwriting guidelines that we prescribe. Once a program incepts, we must rely on the underwriting controls of our program administrators to write business within the underwriting guidelines that we prescribe. Although we monitor our programs on an ongoing basis, our monitoring efforts may not be adequate or our program administrators may exceed their underwriting authorities or otherwise breach obligations owed to us. We are liable to policyholders under the terms of policies underwritten by our program administrators and, to the extent that our program administrators exceed their underwriting authorities or otherwise breach obligations owed to us, our financial condition and results of operations could be materially adversely affected.

We rely on our information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.
      Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems, or the termination of a third-party software license upon which any of these systems is based, could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner.
      If we do not maintain adequate systems, we could experience adverse consequences, including:

•	inadequate information on which to base our underwriting, pricing and reserving decisions;

•	the loss of existing customers;

•	difficulty in attracting new distribution partners (brokers, agents and program administrators);

•	disputes with our distribution partners;

•	regulatory problems, such as failure to meet prompt payment obligations;

•	litigation exposure; and

•	increases in administrative expenses.
      Our failure to update our systems to reflect technological advancements or to protect our systems could have a material adverse effect on our business, financial condition and results of operations.

If i-bind, our web-based underwriting system, has technical problems, or if it is not accepted by the marketplace, we may not be able to grow the small account business that we target as quickly or as cost-effectively as we would like.
      i-bind is our web-based underwriting system that allows on-line policy submission, rating, quoting, proposal and binder issuance. Although we believe that i-bind will assist us and our distribution partners in producing and managing small account business in a cost-effective manner, we may encounter technical problems with this system that may result in our having to devote additional resources to maintain or improve the system. In March 2005, we rolled out i-bind on a limited basis to certain of our distribution partners, and we cannot assure you that it will be accepted by the marketplace. Although we have experienced no material technical problems related to the i-bind program to date, to the extent that i-bind has technical problems in the future or is not accepted by the marketplace, we may not be able to grow the small account business that we target as quickly or as cost-effectively as we would like, which could result in lower gross premiums written and higher costs, and could have a material adverse effect on our financial condition and results of operations. To date, Darwin has incurred total costs to implement the i-bind program of approximately $1.3 million. In addition, we currently estimate the cost of adding each additional product to the i-bind program offering to be approximately $0.2 million.

Our investment results and, therefore, our financial condition and results of operations, may be materially adversely impacted by changes in the business, financial condition or operating results of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions and overall capital market conditions.
      Our results of operations depend, in part, on the performance of our invested assets. Fluctuations in interest rates affect our returns on, and the fair value of, our investments in fixed-income securities. The fair market value of our fixed-income securities generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed-income securities will generally increase or decrease with interest rates. As a result, interest rate fluctuations could reduce our net income. Because substantially all of our fixed-income securities are classified as available for sale, changes in the market value of our securities are reflected in our financial statements. Unrealized gains and losses on fixed-income securities are recognized in accumulated other comprehensive income (loss), net of taxes, and increase or decrease our stockholders’ equity.
      In addition, issuers of the fixed-income securities that we own may default on principal and interest payments. As of December 31, 2005, all of our fixed-income securities had ratings equivalent to investment grade. An economic downturn, events of corporate malfeasance or a variety of other factors could cause declines in the value of our fixed-income securities portfolio and cause our net earnings to decline.
      Our fixed-income investment portfolio includes mortgage-backed securities. As of March 31, 2006, mortgage/asset-backed securities constituted 28.4% of our fixed-income securities. As with other fixed-income securities, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities and other asset-backed securities are paid more quickly, requiring us to reinvest the proceeds at the then current market rates. Conversely, during periods of rising interest rates, the rate of prepayment generally slows. Mortgage/asset-backed securities that have an amortized cost that is less than par (i.e. purchased at a discount) may incur a decrease in yield as a result of a slower rate of prepayment.
      Although we do not currently invest any portion of our investment portfolio in equity securities, we may decide to invest in equity securities in the future. The performance of an equity portfolio is dependent upon a number of factors, including many of the same factors that affect the performance of our fixed-income securities, although those factors sometimes have the opposite effect on performance as to equity securities. The equity markets as a whole have been volatile in recent years, and we will need to exercise care in selecting equity securities for investment, and our equity investments may be negatively affected by market conditions outside our control.
      If we do not structure our investment portfolio so that it is appropriately matched with our insurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. In addition, if we do not succeed in targeting an appropriate overall risk level for our investment portfolio, the return on our investments may be insufficient to meet our long-term profit targets.

As a holding company and underwriting manager, we are dependent on the results of operations of our insurance company subsidiaries, and we rely upon the regulatory and financial capacity of our subsidiaries to pay dividends to us. The inability of our subsidiaries to pay dividends to us in sufficient amounts could harm our ability to meet our obligations.
      We are an insurance holding company without significant operations of our own other than our underwriting manager business. Currently, payments from our insurance company subsidiaries pursuant to underwriting management and tax sharing agreements are our sole sources of funds to pay holding company expenses. We anticipate that such payments, together with dividends paid to us by our subsidiaries, will be the primary source of funds for our holding company following this offering.
      The ability of our insurance company subsidiaries to pay dividends and to make such other payments in the future will depend on their statutory surplus, statutory earnings and regulatory restrictions. If any of our subsidiaries should become insolvent, liquidate or otherwise reorganize, our creditors and stockholders will have no right to proceed against the assets of that subsidiary or to cause the liquidation, bankruptcy or winding-up of the subsidiary under applicable liquidation, bankruptcy or winding-up laws. The applicable insurance laws of the respective jurisdiction in which each of our insurance company subsidiaries is domiciled would govern any proceedings relating to the subsidiary. The insurance authority of that jurisdiction would act as a liquidator or rehabilitator for that subsidiary. Both creditors and policyholders of the subsidiary would be entitled to payment in full from the subsidiary’s assets before we, as a stockholder, would be entitled to receive any distribution from the subsidiary.
      State insurance laws restrict the ability of our insurance company subsidiaries to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Under the insurance laws of Delaware and Arkansas, the domiciliary states of DNA and Darwin Select, respectively, neither of our insurance company subsidiaries may pay an “extraordinary” dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the domiciliary state has received notice of such dividends and has either approved or not disapproved such dividends within the thirty day period. In addition, insurance regulators can block payments to us from our insurance company subsidiaries that would otherwise be permitted without prior approval if the regulators determine that the payments (such as payments under tax sharing agreements or payments for employee or other services) would be adverse to the interests of policyholders or creditors. As a result, we may not be able to receive dividends or other payments from our subsidiaries at times and in amounts necessary to pay corporate expenses or meet other obligations. In 2005, our insurance company subsidiaries did not pay any dividends to us. Based on the dividend restrictions under applicable laws and regulations, no amount of dividends could be paid to us in 2006.
      If the ability of our insurance company subsidiaries to pay dividends or make other payments to us is materially restricted by regulatory requirements, it could adversely affect our ability to pay our corporate expenses.

If we are unable to raise additional capital in the future, on favorable terms or at all, we may not have sufficient funds to implement our operating plans, and our business, financial condition or results of operations could be materially adversely affected.
      Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Because all of the net proceeds of this offering will be used to reduce Alleghany’s ownership interest in us (see “Use of Proceeds”), we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe that payments under our underwriting management and tax sharing agreements and dividends that we will be permitted to receive from our subsidiaries in compliance with regulatory requirements will support our operations for the foreseeable future without the need to raise additional capital. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. Currently, we do not have a revolving credit facility or any other debt facility. If we have to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.

Litigation and legal proceedings against our insurance company subsidiaries could have an adverse effect on our financial condition and results of operations.
      We are subject to routine legal proceedings in the normal course of operating our business, including litigation regarding claims, and we expect to continue to be subject to legal proceedings in the ordinary course of our business. We are not currently involved in any legal proceeding that we believe could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations. However, if such litigation were to develop, adverse judgments in one or more of such lawsuits could require us to pay significant damage amounts or to change aspects of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

If we acquire other insurance businesses and are unable to integrate them successfully with our business, our financial condition and results of operations could be materially adversely affected.
      Although we do not currently have any plans to acquire any specific insurance business, if we are presented with appropriate opportunities, we may pursue acquisitions of specialty insurance businesses or books of business. Some of these acquisitions could be material in size and scope. If any potential acquisition opportunities are identified, there can be no assurance that we will consummate such acquisitions or, if any such acquisition does occur, that it will be successful in enhancing our business, be accretive to either our profitability or book value or generate an underwriting profit. We may in the future face increased competition for acquisition opportunities which may inhibit our ability to consummate suitable acquisitions. In addition, to the extent that we do acquire new businesses, such acquisitions could pose a number of special risks, including the diversion of management’s attention, the unsuccessful integration of the operations and personnel of the acquired companies, adverse short-term effects on reported operating results, the impairment of acquired intangible assets and the loss of key employees.

      We may, in the future, issue additional common stock in connection with one or more acquisitions, which may dilute our stockholders, including the investors in this offering. Alternatively, we may issue debt, which could limit our future financial flexibility. Additionally, with respect to future acquisitions, our stockholders may not have an opportunity to review the financial statements of the entity being acquired or to vote on such acquisitions.

Our capital adequacy requirements could negatively affect our return on equity. In addition, if we are unable to grow into our capital base as quickly as we anticipate, our return on equity could be negatively affected.
      We need to satisfy certain capital requirements in order to maintain our A.M. Best ratings. We are also subject to capital adequacy requirements imposed by insurance regulators. These requirements may lead us to maintain a higher level of capital in our insurance company subsidiaries than we otherwise would, which could negatively affect our return on equity. In addition, while we believe that the amount of capital we currently hold is capable of supporting a significantly higher volume of net premiums than we currently write, our return on equity could be negatively affected if we are unable to grow into our capital base as quickly as we anticipate. Although our growth in gross premiums written for the first quarter of 2006 was approximately 76.8% as compared to the first quarter of 2005, we do not believe that we will sustain this growth rate for the remainder of 2006.

Our insurance company subsidiaries are subject to assessments in the states in which they are licensed, and these assessments could significantly affect our financial condition.
      We are obligated to pay assessments under the guaranty fund laws of the various states in which DNA is licensed and in the State of Arkansas, where Darwin Select is licensed. Generally, under these laws, we are subject to assessment, depending upon our proportionate share of premiums written by all licensed insurers in the state on a particular line of insurance business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies in those states. No assessments were levied against DNA or Darwin Select for the three months ended March 31, 2006. Aggregate assessments levied against DNA were $0.2 million for the year ended December 31, 2005. No assessments were levied against Darwin Select during 2005 (the year that we acquired Darwin Select). No assessments were levied against DNA during 2004. As we continue to grow, our share of premiums written in the respective states, and accordingly our exposure to assessments, may increase. The number and magnitude of future insurance company failures in the states in which we conduct business cannot be predicted, but resulting assessments could significantly affect our business, financial condition and results of operations. See “Regulation — State Regulation — Guaranty Association Assessments.”
Risks Related to Our Industry

Our business is cyclical in nature, which may affect our financial performance.
      The insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition and broader policy coverage terms due to excessive underwriting capacity (sometimes referred to as “soft markets”), as well as periods when shortages of capacity permitted higher premium levels and more restrictive policy coverage terms (sometimes referred to as “hard markets”). An increase in the supply of insurance and reinsurance, either due to capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly.
      While we believe that our specialty insurance business may experience less volatility through different market cycles than more standard lines, we expect that our returns will be impacted by the cyclical nature of the insurance and reinsurance industry. Our lines and classes of business are at different stages of the insurance cycle. We believe that the D&O market, particularly for public companies, was at its hardest in recent years sometime in 2002, that it softened significantly thereafter, and that it is currently generally stable, but at a relatively soft level. Market conditions for E&O and Medical Malpractice Liability vary by class and geography. While it is difficult to generalize, we believe that the markets for the E&O and Medical Malpractice Liability lines of business we write are becoming more competitive, but are still relatively hard. We try to emphasize those lines and classes of business that we think create the greatest opportunities for profitable growth. However, negative market conditions could affect our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we were unable to write our specialty lines of insurance at appropriate rates, we would have to reduce the level of our underwriting commitments, which would reduce our revenues, and our ability to transact our business would be significantly and adversely affected.

Our competitors may have greater financial resources than we have, or may have more experience and market recognition than we do, and as a result, we may not be successful in competing effectively with them.
      We compete with a large number of other companies in our selected lines of business. See “Business — Competition.” Many of our competitors, such as American International Group, Inc., The Chubb Corporation and The St. Paul Travelers Companies, are more established and have significantly greater financial resources than we have. Some of our competitors also have significantly greater experience and market recognition than we do. Larger carriers may have lower total expense ratios, allowing them to price their products more competitively than we can. In addition, some of our competitors operate from tax-advantaged jurisdictions and have the ability to offer lower rates due to such tax advantages. If we are unable to compete effectively in the markets in which we operate or to expand our operations into new markets, our underwriting revenues and net income may decline.
      Competition is based on many factors, including:

•	the perceived market strength of the insurer;

•	pricing and other terms and conditions;

•	services provided;

•	the speed of claims payment;

•	the reputation and experience of the insurer’s key management and underwriting staff; and

•	ratings assigned by independent rating organizations such as A.M. Best.
      A number of potential new developments could further increase competition in our industry. These developments could include, for example, an increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry. Competition from new entrants or increased competition from our existing competitors could affect our ability to price our products at rates that are likely to generate underwriting profits.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.
      Our insurance company subsidiaries are subject to extensive regulation, primarily by Delaware, the domiciliary state for DNA, and Arkansas, the domiciliary state for Darwin Select. To a lesser extent, our insurance company subsidiaries are also subject to regulation in the other states where they operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as contrasted to the interests of stockholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, authorizations to write business, capital and surplus requirements, rate and form review and approval requirements, permitted investment, underwriting limitations, transactions with affiliates, dividend limitations, changes in control and solvency. Significant changes in these laws and regulations could further limit our discretion or make it more expensive to conduct our business. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could adversely affect our ability to achieve some or all of our business objectives.
      In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe to be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could adversely affect our ability to operate our business.
      The recent investigations and legal actions brought by the New York State Attorney General and other state and federal regulators relating to insurance broker compensation and sales practices, as well as other measures (such as proposed legislation) that have been taken to address some of the practices at issue in those investigations and actions, are likely to result in potentially far-reaching changes in industry broker compensation practices. Market practices are still evolving in response to these developments, and we cannot predict what practices the market will ultimately adopt or how these changes will affect our competitive standing with brokers and agents or the commission rates that we pay to our brokers, agents and program administrators.
      Prior to September 30, 2004, we had contingent commission fee arrangements in effect with two of our brokers. Since September 30, 2004, we have not incurred any contingent commissions from any of our brokers or agents (although, in order to encourage our two program administrators to focus on profitability of business produced as well as volume of business produced, we do include a contingent profit commission as part of their compensation). Beginning in November 2004, we received subpoenas, inquiries and document requests from the insurance departments of the States of Delaware and North Carolina with regard to broker compensation matters. The subpoenas, inquiries and document requests we received, and subsequently responded to, did not allege any wrongdoing. We believe that these subpoenas, inquiries and document requests were issued by the Delaware and North Carolina insurance departments to most, if not all, property and casualty insurers domiciled and/or licensed in those jurisdictions.
      The National Association of Insurance Commissioners, or “NAIC,” is a voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting statements and insurer performance criteria and performs other services with respect to the insurance industry. The NAIC has adopted a system to test the adequacy of statutory capital, known as “risk-based capital.” This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations and to assure that it has an acceptably low likelihood of becoming financially impaired. It identifies property and casualty insurers that may be inadequately capitalized by taking into account various risk factors, including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus to its risk-based capital falls below specified thresholds, it will become subject to varying degrees of regulatory intervention, such as supervision and rehabilitation, and culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiaries to maintain regulatory authority to conduct our business.
      Federal legislation may also negatively affect the business opportunities we perceive are available to us in the market. The Terrorism Risk Insurance Act of 2002 (“TRIA”) was enacted in response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001. TRIA generally requires primary commercial property and casualty insurers to make insurance coverage for certified acts of terrorism available to their policyholders at the same limits and terms as are available for other coverages. TRIA, which was set to expire on December 31, 2005, has been extended for another two years by the Terrorism Risk Insurance Extension Act (the “Extension Act”). Previously, we were required by TRIA to offer terrorism coverage on all quotes in all of the lines of business that we write other than our Medical Malpractice Liability line. Under the Extension Act, we believe that we are required to offer terrorism coverage only on our D&O line. Subject to applicable deductibles, insurance losses on our D&O policies attributable to certified acts of terrorism are reinsured by the federal government. Because the Extension Act increased deductibles, and because our deductible is based upon the aggregate amount of premiums written by all insurance company subsidiaries of Alleghany, it is possible that we could receive little or no benefit from the federal reinsurance program.
      The federal reinsurance program under TRIA and the Extension Act is scheduled to expire at the end of 2007 unless Congress further extends it. We cannot predict whether or when any such extension may be enacted or what the final terms of such legislation would be. In addition, with regard to our lines of business not subject to the Extension Act (E&O and Medical Malpractice Liability), we may still be required to offer terrorism coverage as a result of state regulation or market demand. The federal reinsurance program would not apply to these lines of business.

The effects of emerging claim and coverage issues on our business are uncertain and could materially adversely affect our business financial condition and results of operations.
      As industry practices and legal, judicial, social and other environmental conditions change, unexpected issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or our assumed reinsurance contracts (see “Business — Reinsurance — Assumed Reinsurance”) may not be known for many years after a contract is issued. A recent example of an emerging claims and coverage issue is the larger amount of settlements and jury awards against professionals and corporate directors and officers covered by professional liability and directors and officers liability insurance. The effects of this and other unforeseen emerging claims and coverage issues are extremely hard to predict and could harm our business, financial condition and results of operations.

The passage of tort reform and the subsequent review of such laws by the courts could have a material impact on our operations.
      Tort reforms generally restrict the ability of a plaintiff to recover damages by imposing one or more limitations, including, among other limitations, eliminating certain claims that may be heard in a court, limiting the amount or types of damages, changing statutes of limitation or the period of time to make a claim and/or limiting venue or court selection. Certain states in which we do business have enacted, or are considering, tort reform legislation. For example, Florida enacted legislation in 2003 specifically directed at medical malpractice liability insurance reform. Among the more significant aspects of the legislation were caps on non-economic damages and reforms to “bad faith” statutes. However, many of the tort reform laws that have been enacted are being challenged in the courts of the various states, and there is no assurance that they will ultimately be upheld. Although federal tort reform legislation has been proposed by President Bush, and passed several times by the House of Representatives, the Senate has either voted down or refused to consider federal tort reform proposals.
      While the effects of tort reform would appear to be beneficial to our business generally, even to the extent that tort reform laws are ultimately upheld by the courts, there can be no assurance that such reforms will be effective. Further, if tort reforms are effective, the business of providing professional and other liability insurance may become more attractive, thereby causing an increase in competition for our business. In addition, there can be no assurance that the benefits of tort reform will not be accompanied by regulatory actions by state insurance authorities that may be detrimental to our business such as expanded coverage requirements and premium rate limitations or rollback of premiums charged.
Risks Related to This Offering

You will experience immediate and substantial dilution upon your purchase of our common stock.
      If you purchase common stock in this offering, the value of your shares based upon our tangible book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Prior to the offering, our tangible book value as of March 31, 2006 was $11.71 per share of common stock, based upon 16,355,625 shares of common stock deemed to be outstanding after giving effect to the conversion of all outstanding shares of Series B Convertible Preferred Stock into 14,850,000 shares of our common stock. After giving effect to the sale of our shares of common stock in this offering, the use of the net proceeds of this offering to reduce Alleghany’s ownership interest in us and the expected issuance immediately prior to the completion of this offering of the 144,375 shares of common stock remaining available for issuance under our restricted stock plan, our adjusted tangible book value as of March 31, 2006 would have been $11.39 per share. Accordingly, purchasers of our common stock through this offering will suffer immediate dilution in tangible book value per share of $4.61. In the event that we issue additional securities in the future, including shares of common stock, or options or other securities convertible into shares of our common stock, under our 2006 stock incentive plan or under our stock and unit plan for non-employee directors, purchasers of our common stock in this offering may experience future dilution. See “Dilution;” also see “Use of Proceeds.”

The future sale of a substantial number of shares of our common stock, or the possibility of such future sales, could adversely affect the market price of our common stock.
      After giving effect to this offering and the use of the net proceeds of this offering to reduce Alleghany’s ownership interest in us (see “Use of Proceeds”), we expect that Alleghany and our management stockholders (constituting all of our existing stockholders) will beneficially own approximately 69.3% of our outstanding common stock (approximately 64.7% if the underwriters’ over-allotment option is exercised in full), not including any common stock they or related parties may purchase in this offering. Substantially all of these shares are subject to lock-up agreements that prohibit the owners from disposing of their shares for a period of 180 days after the date of this prospectus. We cannot predict what effect, if any, future sales of shares by these persons, their affiliates or our other stockholders, or the availability of shares for future sale, may have on the prevailing market price of our common stock. Sales of substantial amounts of our common stock in the public market by these persons, their affiliates or our other stockholders, or the possibility that such sales could occur, could adversely affect prevailing market prices for our common stock. See “Shares Eligible for Future Sale.” If such sales reduce the market price of our common stock, our ability to raise additional capital in the equity markets may be adversely affected, and it may be difficult for you to sell your shares at a time and price that you deem appropriate.
      In addition, if the registration rights that we intend to grant to Alleghany prior to the completion of this offering are exercised, then our stock price may be negatively affected. The exercise of these registration rights, or similar registration rights for securities we may issue in the future, could result in additional sales of our common stock in the market, which may have an adverse effect on our stock price. See “Description of Capital Stock — Registration Rights Agreement.”

We cannot assure you that a public market for our common stock will develop, and our share price may be volatile. As a result, you could lose all or a part of your investment.
      Prior to this offering, there has been no public market for our common stock, and we cannot provide you with any assurance that an active trading market will develop and continue upon the closing of this offering, or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price. We are applying to list our common stock exclusively on the NYSE Arca exchange. As of May 1, 2006, eight other companies have a common stock listing exclusively on the NYSE Arca exchange, while 159 companies have a common stock listing on the NYSE Arca exchange in addition to a listing on another exchange. In addition, the fact that Alleghany is our controlling stockholder could adversely affect the development of a public market for our common stock, and could also adversely affect the trading price of our common stock, if potential investors are concerned about conflicts of interest between us and Alleghany that may currently exist or may arise in the future.

Alleghany has significant control over us and may not always exercise its control in a way that benefits you.
      Upon the completion of this offering, and the use of the net proceeds of this offering to reduce Alleghany’s ownership interest in us (see “Use of Proceeds”), we expect that Alleghany will beneficially own approximately 59.6% of our outstanding common stock (55.0% if the underwriters’ over-allotment option is exercised in full). Alleghany will have the ability to exert significant influence over our policies and affairs, including the power to affect the election of our directors, appointment of our management and the approval of any action requiring a stockholder vote, such as amendments to our certificate of incorporation, transactions with affiliates, mergers or sales of substantially all of our assets.
      Because Alleghany’s interests may differ from your interests, actions Alleghany takes with respect to us, as our controlling stockholder, may not be favorable to you.

Because Alleghany, through certain of its insurance company subsidiaries, engages in some of the same lines of specialty insurance that we write, our ability to successfully operate and expand our business may be adversely affected.
      Our certificate of incorporation provides that Alleghany will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as us; or

•	doing business with, or in competition with, any of our clients, customers or vendors.
      Some of Alleghany’s insurance company subsidiaries compete with us in some of the same lines of specialty insurance that we write. Because of Alleghany’s significant financial resources, Alleghany could have a significant competitive advantage over us should it decide to expand its business in any of the specialty insurance lines that we write.

Conflicts of interest may arise between us and Alleghany that could be resolved in a manner unfavorable to us.
      Questions relating to conflicts of interest may arise between us and Alleghany in a number of areas relating to our past and ongoing relationships. One of our directors is an officer and director of Alleghany, and two other of our directors are also officers of Alleghany. Ownership interests of our directors in Alleghany shares, or service as a director or officer of both our company and Alleghany, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, or our dividend policy.
      The corporate opportunity policy set forth in our amended and restated certificate of incorporation that will be in effect at the completion of this offering will address potential conflicts of interest between our company, on the one hand, and Alleghany and its officers and directors who are directors of our company, on the other hand. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation that will be in effect at the completion of this offering. See “Description of Capital Stock — Provisions of Our Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities.”
      The corporate opportunity policy provides that, subject to any written agreement to the contrary, Alleghany will have no legal duty to refrain from engaging in the same or similar business activities or lines of business as we do, or from doing business with any of our clients, customers or vendors. The policy also provides that if Alleghany acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Alleghany, or a person who is an affiliate of Alleghany, then unless the corporate opportunity was expressly offered to Alleghany in its capacity as a stockholder of Darwin, the corporate opportunity will be deemed to be renounced by us such that we waive any claim that the corporate opportunity should have been presented to us, and Alleghany will have no duty to communicate or present that corporate opportunity to us. The policy further provides that if one of our directors or officers who is also a director or officer of Alleghany learns of a potential transaction or matter that may be a corporate opportunity for both us and Alleghany, or a person who is an affiliate of Alleghany, then unless the corporate opportunity is expressly offered to such person solely in his or her capacity as our director or officer, the corporate opportunity will be deemed to be renounced by us such that we waive any claim that the corporate opportunity should have been presented to us, and such director or officer will have no duty to communicate or present that corporate opportunity to us. If a conflict of interest arises between us and Alleghany, the corporate opportunity policy set forth in our amended and restated certificate of incorporation may result in a conflict resolution that would be unfavorable to us.

Being a public company will increase our administrative costs and may add other burdens.
      As a public company, we will incur significant additional legal, accounting and other expenses, such as stock exchange listing fees, investor relations costs and transfer agent fees. We estimate that these additional company costs will range between $1.25 million and $2.0 million in our first 12 months following completion of this offering and could increase in later years.

Applicable laws and provisions of our amended and restated certificate of incorporation and by-laws may discourage takeover attempts and business combinations that stockholders might consider in their best interests.
      Applicable laws and provisions of our amended and restated certificate of incorporation and by-laws that will be in effect at the completion of this offering may delay, deter, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For example, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
      Under the applicable insurance laws and regulations of Delaware and Arkansas, the domiciliary states for DNA and Darwin Select, respectively, no person may acquire control of our company unless that person has filed a statement containing specified information with both the Delaware Department of Insurance and Arkansas Insurance Department and obtains advance approval for such acquisition. Under applicable laws and regulations, any person acquiring, directly or indirectly (by revocable proxy or otherwise), 10% or more of the voting shares of any other person is presumed to have acquired control of such person, and a person who beneficially acquires 10% or more of our voting shares without obtaining advance approval would be in violation of Delaware and Arkansas insurance laws and may be subject to injunctive action requiring the disposition or seizure of the common stock or prohibiting the voting of such shares and other actions deemed relevant by the Commissioner of the Delaware Department of Insurance and the Commissioner of the Arkansas Insurance Department.
      In addition, many state insurance laws require prior notification to the state insurance department of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state.

While these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action (including a possible revocation of our authority to do business) in the affected state if particular conditions exist, such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.
      Our amended and restated certificate of incorporation and by-laws that will be in effect at the completion of this offering include provisions that may have anti-takeover effects. For example, our amended certificate of incorporation and by-laws will:

•	permit our board of directors to issue one or more series of preferred stock, with such rights, powers and privileges as our board of directors deems appropriate;

•	limit the ability of stockholders to call special meetings of stockholders;

•	prohibit stockholders from taking action by written consent, provided, however, that such prohibition will not apply so long as Alleghany continues to own a majority of our voting stock; and

•	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings.
      The provisions may delay, deter or prevent a takeover attempt that our stockholders might consider in their best interests.

We are a “controlled company” within the meaning of the NYSE Arca exchange rules and will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, as a result of which our stockholders will not be afforded all of the same protections as stockholders of companies that are subject to all of the corporate governance requirements of the exchange.
      A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE Arca exchange. Upon the completion of this offering, we will be a “controlled company” because Alleghany will hold more than 50% of the voting power of DPUI. We intend to rely upon some or all of the “controlled company” exemptions of the NYSE Arca exchange corporate governance standards. These exemptions will free us from the obligation to comply with certain NYSE Arca exchange corporate governance requirements, including the requirements that a majority of our board of directors consist of independent directors; that we have a nominating/corporate governance committee consisting entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and that we have a compensation committee consisting entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE Arca exchange.

Because we do not expect to pay cash dividends on any of our shares of common stock, you must rely on stock appreciation for any return on your investment.
      We have never declared or paid any cash dividends on our shares of common stock. We currently intend to retain our earnings, if any, to finance the development and growth of our business, and, therefore, we do not expect to pay any cash dividends on our common stock in the foreseeable future. As a result, capital appreciation, if any, on our common stock will be your sole source of gain for the foreseeable future. In addition, there are regulatory and other constraints on the ability of our insurance company subsidiaries to pay dividends and to make other payments to us, which could limit our ability to pay dividends. See “Dividend Policy;” see also “Regulation — State Regulation — Payment of Dividends.”

FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements. All statements other than historical information or statements of current condition contained in this prospectus, including statements regarding our future financial performance, our business strategy and expected developments in the commercial insurance market, are forward-looking statements. The words “expect,” “intend,” “plan,” “believe,” “project,” “may,” “estimate,” “continue,” “anticipate,” “will,” and similar expressions of a future or forward-looking nature identify forward-looking statements.
      We have based these forward-looking statements on management’s current expectations. These statements are subject to a number of risks, uncertainties and other factors that may cause actual events or results to differ materially from those expressed or implied by any of these statements. Some of these factors are described under “Risk Factors.” These statements should not be regarded as a representation by us, the underwriters or any other person that the anticipated events, future plans or other expectations will be achieved. We undertake no obligation to update publicly or review for any reason any forward-looking statement after the date of this prospectus or to conform these statements to actual results or changes in our expectations. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph.
      Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this prospectus.
SOURCES OF CERTAIN STATISTICAL AND OTHER INFORMATION
      This prospectus includes certain statistical and other data with respect to us, our products and our industry, derived from publicly available reports and other publications of A.M. Best Company, Inc., the U.S. Small Business Administration, the Council of Insurance Agents & Brokers, Towers, Perrin, Forster, & Crosby, Inc., FactSet Research Systems Inc., GuideStar (the operating name of Philanthropic Research, Inc.), the U.S. Census Bureau, the U.S. Department of Labor (Bureau of Labor Statistics), Betterley Risk Consultants, Inc., General Re “Underwriter Update” Reports, and Stanford University in cooperation with Cornerstone Research, Inc.

USE OF PROCEEDS
      We estimate the net proceeds from this offering will be approximately $74.9 million after deducting underwriting discounts and commissions and estimated offering expenses of $8.6 million. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be approximately $86.5 million.
      A portion of the net proceeds of this offering will be used to redeem all of the shares of our Series A Preferred Stock and all of the shares of our Series C Preferred Stock owned by Alleghany at an aggregate redemption price of $2.3 million and $2.5 million, respectively. As of the date of this prospectus, Alleghany owns shares of our Series A Preferred Stock having an aggregate liquidation preference of $2.3 million, shares of our Series B Convertible Preferred Stock having an aggregate liquidation preference of $197.2 million and shares of our Series C Preferred Stock having an aggregate liquidation preference of $2.5 million. Shares of Series C Preferred Stock are paid as dividends on outstanding shares of our Series B Convertible Preferred Stock on a quarterly basis at the rate of 5.0% per annum (increasing to 6.0% for calendar year 2007), and the next dividend on the shares of Series B Convertible Preferred Stock will be due on July 1, 2006.
      The remaining $70.1 million of the estimated net proceeds of this offering will be used to redeem a portion of the shares of our Series B Convertible Preferred Stock at a redemption price per share, on an as-converted basis, equal to the public offering price less underwriting discounts and commissions. Upon completion of this offering, the remaining outstanding shares of our Series B Convertible Preferred Stock will automatically convert into 10,138,881 shares of our common stock. The net proceeds of this offering will not be used for any purpose other than to reduce Alleghany’s ownership interest in us.
      After application of the use of the net proceeds of this offering and the automatic conversion of our remaining outstanding shares of Series B Convertible Preferred Stock as described above, no shares of preferred stock will be outstanding, and we estimate that Alleghany will own shares of our common stock representing approximately 59.6% of our issued and outstanding shares of common stock (excluding shares of common stock underlying options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to key employees at the time this offering is completed).
      The following table summarizes the sources and uses of funds in connection with this offering.

Sources of Funds		Uses of Funds

(Dollars in thousands)
Proceeds from the offering (1)	$83,478	Underwriting discounts and commissions	$5,843
		Offering expenses	2,772
		Redemption of Series A Preferred Stock	2,297
		Redemption of Series C Preferred Stock(2)	2,465
		Redemption of a portion of Series B Convertible Preferred Stock(3)	70,101

Total sources of funds	$83,478	Total uses of funds	$83,478

(1)	Before deducting underwriting discounts and commissions and offering expenses.

(2)	These shares of Series C Preferred Stock were paid as a dividend on our outstanding shares of Series B Convertible Preferred Stock on April 1, 2006.

(3)	The remaining outstanding shares of Series B Convertible Preferred Stock will automatically convert into shares of our common stock upon completion of this offering.

DIVIDEND POLICY
      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We cannot assure you that we will declare and pay dividends in the future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, cash requirements, business prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries and other factors our board of directors deems relevant. We currently intend to retain any future earnings to fund the development and growth of our business. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
      Our status as a holding company and a legal entity separate and distinct from our insurance company subsidiaries affects our ability to pay dividends and make other payments. As a holding company without significant operations of our own other than our underwriting manager business, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance company subsidiaries to pay dividends and to make other payments to us is subject to limitations under insurance laws of the states in which our insurance company subsidiaries are domiciled. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Further, prior approval of the insurance department of its state of domicile is required before either of our insurance company subsidiaries can declare and pay an “extraordinary dividend” to us. Based on the dividend restrictions under applicable laws and regulations, no amount of dividends could be paid to us in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Regulation — State Regulation — Payment of Dividends.”

CAPITALIZATION
      You should read the following table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. This table presents:

•	Our actual capitalization as of March 31, 2006.

•	Our actual book value per common share and tangible book value per common share, which:

(i)	assumes the conversion of all outstanding shares of Series B Convertible Preferred Stock into 14,850,000 shares of DPUI common stock; and

(ii)	reflects the 1,505,625 shares of restricted common stock outstanding.

•	Our pro forma book value per common share and tangible book value per common share, which:

(i)	assumes the conversion of all outstanding shares of Series B Convertible Preferred Stock into 14,850,000 shares of DPUI common stock;

(ii)	reflects the 1,505,625 shares of restricted common stock outstanding; and

(iii)	reflects the expected issuance immediately prior to the completion of this offering of the 144,375 shares of common stock remaining available for issuance under our restricted stock plan.

•	Our pro forma capitalization on an as adjusted basis, which:

(i)	gives effect to the issuance of 5,217,391 shares of common stock in this offering after deducting the estimated underwriting discounts and commissions and offering expenses;

(ii)	reflects the use of a portion of the net proceeds of this offering to redeem all outstanding shares of Series A Preferred Stock and all outstanding shares of Series C Preferred Stock owned by Alleghany at an aggregate redemption price of $2.3 million and $2.5 million, respectively, and the use of the remainder of the net proceeds of this offering to redeem a portion of the shares of our Series B Convertible Preferred Stock at a redemption price per share, on an as-converted basis, equal to the offering price less the underwriting discounts and commissions; and

(iii)	reflects the automatic conversion of the remaining outstanding shares of our Series B Convertible Preferred Stock into 10,138,881 shares of our common stock.

	Actual		Pro forma		Initial
	as of		as of		Public	Pro forma
	March 31,		March 31,		Offering	as
	2006		2006		Adjustments	Adjusted

	(Dollars in thousands except per share amounts)
Capitalization:
Debt	$—		$—		$—	$—

Series A Preferred Stock; $0.10 par value. (Redeemable at $20.00 per share). Authorized 500,000 shares; 114,860 shares issued and outstanding; aggregate liquidation preference of $2,297	$2,297	(1)	$2,297	(1)	$(2,297)	$—
Series B Convertible Preferred Stock; $0.10 par value. (Liquidation preference of $1,000.00 per share). Authorized 225,000 shares; 197,178 shares issued and outstanding; aggregate liquidation preference of $197,178	197,178	(1)	197,178	(1)	(197,178)	—

Stockholders’ equity:
Common stock; $0.01 par value. Authorized 50,000,000 shares; 1,505,625 shares issued and outstanding as of March 31, 2006; and 17,006,272 as adjusted	15		17	(4)	153	170
Additional paid-in capital	24		22	(4)	201,787	201,809
Retained earnings	2,836		2,836		(2,465)	371
Accumulated other comprehensive income (loss)	(1,279)		(1,279)		—	(1,279)

Total stockholders’ equity	1,596		1,596		199,475	201,071

Total capitalization	$201,071		$201,071		$—	$201,071

Book value per common share(2)(3)	$12.15		$12.05	(4)	$(0.23)	$11.82

Tangible book value per common share(2)(3)	$11.71		$11.60	(4)	$(0.21)	$11.39

Share data:(5)
Common shares outstanding	1,505,625		1,505,625		—	1,505,625
Anticipated issuance of restricted common stock	—		144,375	(4)	—	144,375
Conversion of Series B Convertible Preferred Stock to common stock	14,850,000		14,850,000		—	14,850,000
Offering shares issued	—		—		5,217,391	5,217,391
Redemption of Series B Convertible Preferred Stock on an as-converted basis	—		—		(4,711,119)	(4,711,119)

Common shares outstanding, as converted	16,355,625		16,500,000		506,272	17,006,272

(1)	In accordance with Emerging Issues Task Force (EITF) Abstract D-98: Classification and Measurement of Redeemable Securities (EITF D-98), the shares of Series A Preferred Stock and Series B Convertible Preferred Stock have been classified outside of permanent equity.

(2)	Gives effect to the conversion of all outstanding shares of Series B Convertible Preferred Stock into 14,850,000 shares of DPUI common stock and reflects the 1,505,625 shares of restricted common stock outstanding.

(3)	Book value per common share and tangible book value per common share do not reflect the Series A Preferred Stock as it is classified outside of permanent equity and is redeemable only in cash. Tangible book value per common share is determined by dividing our tangible book value (total assets excluding intangible assets less total liabilities and Series A Preferred Stock) by the number of shares of our common stock deemed to be outstanding on the date that book value is determined.

(4)	Gives effect to the expected issuance, immediately prior to the completion of this offering, of the 144,375 shares of restricted common stock remaining available under the restricted stock plan.

(5)	The number of shares of common stock shown to be outstanding in the “pro forma as adjusted” column excludes:

•	shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	shares of common stock underlying options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to key employees, at an exercise price equal to the public offering price, at the time this offering is completed;

•	9,000 restricted shares of common stock that we intend to grant, at the time this offering is completed, to employees who are not executive officers; and

•	shares of common stock having an aggregate fair market value of $200,000 (based upon the public offering price) to be granted at the time this offering is completed to our five directors who are not either our employees or employees of Alleghany.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the tangible book value per share of our common stock after this offering. Prior to the offering, our tangible book value as of March 31, 2006 was $191.5 million, or $11.71 per common share, based upon 16,355,625 shares of common stock deemed to be outstanding. Tangible book value per common share is determined by dividing our tangible book value (total assets excluding intangible assets less total liabilities and Series A Preferred Stock) by the number of shares of our common stock deemed to be outstanding on the date that book value is determined. In addition, our pro forma tangible book value per common share also includes the expected issuance, immediately prior to the completion of this offering, of the 144,375 shares of common stock remaining available for issuance under our restricted stock plan. Prior to this offering, assuming the issuance of the remaining 144,375 shares of restricted common stock, our pro forma tangible book value was $11.60 per common share.
      After giving effect to: (i) the sale of 5,217,391 shares of common stock offered by us; (ii) the use of the net proceeds from this offering to (A) redeem all shares of our Series A and Series C Preferred Stock outstanding as of the offering date and (B) redeem, at a price per share, on an as-converted basis, equal to the public offering price less underwriting discounts and commissions, a portion of the shares of our Series B Convertible Preferred Stock; and (iii) the automatic conversion of the remaining outstanding shares of our Series B Convertible Preferred Stock into 10,138,881 shares of our common stock, and after deducting underwriting discounts and commissions and estimated offering expenses, our adjusted tangible book value as of March 31, 2006 would be $193.8 million, or $11.39 per common share. This represents an immediate decrease in tangible book value per share of $0.21 per common share for existing stockholders and immediate dilution of $4.61 per share for new investors. The following table illustrates the per share dilution:

Initial public offering price per share		$16.00
Tangible book value per common share before this offering	$11.71
Issuance of 144,375 shares of restricted common stock immediately prior to this offering	(0.11)

Pro forma tangible book value per common share before this offering	$11.60
Decrease in tangible book value per share attributable to new investors	(0.21)

Adjusted tangible book value per share after this offering		11.39

Dilution per share to new investors		$4.61

      The following table summarizes, as of March 31, 2006, the number of shares of our common stock issued, the total consideration paid to us and the average price per share paid by our existing stockholders and by the new investors, after giving effect to the issuance of 5,217,391 shares of our common stock (before the deduction of the underwriting discounts and commissions and estimated offering expenses):

	Shares Issued		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Alleghany	10,138,881	59.6%	$127.1	60.4%	$12.53
Management	1,650,000	9.7%	—	—	—
New investors	5,217,391	30.7%	$83.5	39.6%	16.00

Total	17,006,272	100.0%	$210.6	100.0%	$12.38

      This table gives effect to the use of the net proceeds from this offering to redeem, at a price per share equal to the public offering price less underwriting discounts and commissions, a portion of the shares of our Series B Preferred Stock and the conversion of the remaining outstanding shares of our Series B Convertible Preferred Stock into 10,138,881 shares of our common stock. This table includes the expected issuance, immediately prior to the completion of this offering, of the 144,375 restricted shares of common stock remaining available for issuance under our restricted stock plan.
      This table excludes:

•	shares of common stock that may be issued pursuant to the underwriters’ overallotment option;

•	shares of common stock underlying options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to key employees, at an exercise price equal to the public offering price, at the time this offering is completed;

•	9,000 restricted shares of common stock that we intend to grant, at the time this offering is completed, to employees who are not executive officers;

•	shares of common stock having an aggregate fair market value of $200,000 (based upon the public offering price) to be granted at the time this offering is completed to our five directors who are not our employees or employees of Alleghany; and

•	shares of common stock which may be purchased by management stockholders in this offering.
      We may also issue additional shares of common stock, or options or other securities convertible into shares of our common stock, under our 2006 stock incentive plan and additional shares of common stock under our stock and unit plan to non-employee directors, which could result in additional dilution to our stockholders. See “Management.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The selected historical consolidated financial data set forth below for the three months ended March 31, 2006 and 2005 have been derived from our unaudited consolidated financial statements included in this prospectus. In the opinion of our management, the unaudited consolidated financial data presented in the table below reflects all adjustments, consisting of normal recurring adjustments and the elimination of intercompany transactions and balances, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated.
      The selected historical consolidated financial data set forth below for the years ended December 31, 2005 and December 31, 2004 and for the period March 3, 2003 (inception) to December 31, 2003 have been derived from the historical consolidated financial statements, which have been audited by KPMG LLP, Independent Registered Public Accounting firm, and should be read in conjunction with the audited financial statements and accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Data,” included elsewhere in this prospectus.
      The selected historical consolidated financial statements for the three months ended March 31, 2005, the years ended December 31, 2005 and December 31, 2004 and for the period March 3, 2003 (inception) to December 31, 2003 give retroactive effect to Darwin’s reorganization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Our History” and Note 1(b) to the audited financial statements.

	Three months ended				Period
	March 31,				March 3,
	(Unaudited)		Year ended December 31,		2003 to
					December 31,
	2006	2005	2005	2004	2003

	(Dollars in thousands, except per share amounts)
Revenues:
Net premiums earned	$27,304	$18,744	$84,698	$46,092	$4,115
Net investment income	3,360	632	4,920	949	11
Net realized investment gains (losses)	(10)	(60)	(176)	1	—
Other income	—	—	14	—	—

Total revenues	30,654	19,316	89,456	47,042	4,126

Costs and expenses:
Losses and loss adjustment expenses	19,264	13,112	58,606	29,628	2,683
Commissions and brokerage expenses	2,632	2,091	9,191	6,167	504
Other underwriting, acquisition and operating expenses	4,479	3,032	14,574	10,221	4,488
Other expenses	159	357	1,102	904	—

Total costs and expenses	26,534	18,592	83,473	46,920	7,675

Earnings (loss) before income taxes	4,120	724	5,983	122	(3,549)

Income tax expense (benefit)	1,332	300	2,276	74	(1,219)

Net earnings (loss)	$2,788	$424	$3,707	$48	$(2,330)

Underwriting ratios:
Loss ratio(1)	70.6%	70.0%	69.2%	64.3%	65.2%

Commissions and brokerage expense ratio(2)	9.6%	11.2%	10.9%	13.4%	12.2%
Other underwriting, acquisition and operating expense ratio(3)	16.4%	16.2%	17.2%	22.2%	109.1%

Total expense ratio(4)	26.0%	27.3%	28.1%	35.6%	121.3%

Combined ratio(5)	96.6%	97.3%	97.3%	99.9%	186.5%

	Three months ended				Period
	March 31,				March 3,
	(Unaudited)		Year ended December 31,		2003 to
					December 31,
	2006	2005	2005	2004	2003

	(Dollars in thousands, except per share amounts)
Basic earnings per share:(6)
Net earnings per share	$—	$0.06	$0.56	$0.01	$(0.35)

Weighted average shares outstanding	—	6,600,000	6,600,000	6,600,000	6,600,000

Diluted earnings per share: (6)
Net earnings per share	$0.17	$0.05	$0.46	$0.01	$(0.35)

Weighted average shares outstanding	16,355,625	8,188,125	8,119,370	8,167,500	6,600,000

Pro forma basic earnings per share:(6)
Net earnings per share	$—	$—	$—

Weighted average shares outstanding	—	—	—

Pro forma diluted earnings per share:(6)
Net earnings per share	$0.17	$0.03(7)	$0.22(7)

Weighted average shares outstanding	16,500,000	16,500,000 (7)	16,500,000 (7)

	As of March 31,	As of December 31,
	2006
	(Unaudited)	2005	2004	2003

	(Dollars in thousands)
Balance sheet data:
Cash and investments	$345,404	$315,113	$86,832	$12,640
Reinsurance recoverables on paid and unpaid losses	62,522	51,260	15,572	990
All other assets	84,251	80,618	43,645	15,117

Total assets	$492,177	$446,991	$146,049	$28,747

Loss and loss adjustment expense reserves	$166,486	$138,089	$47,207	$3,485
Unearned premium reserves	102,932	88,280	54,274	18,791
All other liabilities	21,688	21,099	8,960	6,471

Total liabilities	291,106	247,468	110,441	28,747
Series A Preferred Stock	2,297(7)	2,106	2,106	2,106
Series B Convertible Preferred Stock	197,178(7)	—	—	—
Total stockholders’ equity(8)	1,596(7)	197,417	33,502	(2,330)

Total liabilities and stockholders’ equity	$492,177	$446,991	$146,049	$28,747

(1)	Loss ratio is calculated by dividing total incurred losses and loss adjustment expenses by net premiums earned.

(2)	Commissions and brokerage expense ratio is calculated by dividing total commissions and brokerage expenses by net premiums earned.

(3)	Other underwriting, acquisition and operating expense ratio is calculated by dividing total other underwriting, acquisition and operating expenses by net premiums earned.

(4)	Total expense ratio is the sum of the commissions and brokerage expense ratio and the other underwriting, acquisition and operating expense ratio.

(5)	Combined ratio is the sum of the loss ratio and the total expense ratio.

(6)	The weighted average common shares outstanding for basic earnings per share reflect no common shares outstanding for both actual and pro forma as all of the outstanding shares of common stock are unvested restricted stock. The diluted earnings per share calculations assume the conversion of the Series B Convertible Preferred Stock into 14,850,000 shares of common stock and reflect the 1,505,625 shares of restricted stock outstanding. The pro forma diluted earnings per share calculations also reflect dilution from the issuance of the remaining 144,375 shares of restricted common stock available under the restricted stock plan.

(7)	Effective as of January 1, 2006, DPUI issued 197,178 shares of Series B Convertible Preferred Stock to Alleghany in exchange for all of the common stock of Darwin Group. In addition, Alleghany contributed its 6,600,000 shares of DPUI common stock in exchange for 9,560 shares of DPUI Series A Preferred Stock.

(8)	Stockholders’ equity reflects the capital contributions made to Darwin and does not include any capital of the Capitol Companies.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
      The following unaudited pro forma consolidated financial data is intended to provide you with information about how the transactions described herein might have affected the historical financial statements of Darwin if they had been consummated at an earlier time. The following unaudited pro forma consolidated financial data does not necessarily reflect the financial position or results of operations that would have actually resulted had the transactions described occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Darwin.
      The unaudited pro forma consolidated financial data is based upon and should be read in conjunction with our audited consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
      We have prepared the following unaudited pro forma condensed consolidated balance sheet as of March 31, 2006 to give effect to the following: (i) the issuance by DPUI of 5,217,391 shares of common stock after deducting the estimated underwriting discounts and commissions and offering expenses, (ii) the expected issuance by DPUI, immediately prior to the completion of this offering, of the 144,375 shares of common stock remaining available for issuance under our restricted stock plan; (iii) the use of the net proceeds of the offering to redeem all outstanding shares of Series A Preferred Stock and all outstanding shares of Series C Preferred Stock owned by Alleghany at an aggregate redemption price of $2.3 million and $2.5 million, respectively, and the use of the remainder of the net proceeds of this offering to redeem a portion of the shares of our Series B Convertible Preferred Stock at a redemption price per share, on an as-converted basis, equal to the offering price less the underwriting discounts and commissions (see “Use of Proceeds”); and (iv) the conversion of the remaining outstanding shares of the Series B Convertible Preferred Stock into 10,138,881 shares of DPUI common stock.
      We have prepared the following unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 assuming that the transactions enumerated above occurred as of January 1, 2005.
      Pro forma amounts do not reflect any charges for the added costs of DPUI operating as a separate public company. Further discussion of pro forma adjustments is contained in the accompanying notes.

Darwin Professional Underwriters, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
March 31, 2006

	Actual	Pro Forma
	as of	as of		Initial Public
	March 31,	March 31,		Offering	Pro Forma
	2006	2006		Adjustments	As Adjusted

	(Dollars in thousands, except per share amounts)
Assets:
Available for sale securities, at fair value:
Fixed maturities (amortized cost: $229,530)	$227,502	$227,502		$—	$227,502
Short-term investments, at cost which approximates fair value	111,759	111,759		—	111,759

Total investments	339,261	339,261		—	339,261

Cash	6,143	6,143		—	6,143
Premiums receivable (net of allowance for doubtful accounts of $50)	15,501	15,501		—	15,501
Reinsurance recoverable on paid and unpaid losses	62,522	62,522		—	62,522
Ceded unearned reinsurance premiums	39,021	39,021		—	39,021
Deferred insurance acquisition costs	8,361	8,361		—	8,361
Property and equipment at cost, less accumulated depreciation	1,890	1,890		—	1,890
Intangibles	7,306	7,306		—	7,306
Net deferred income tax asset	8,051	8,051		—	8,051
Other assets	4,121	4,121		—	4,121

Total assets	$492,177	$492,177		$—	$492,177

Liabilities and stockholders’ equity:
Loss and loss adjustment expense reserves	$166,486	$166,486		—	$166,486
Unearned premium reserves	102,932	102,932		—	102,932
Reinsurance payable	5,790	5,790		—	5,790
Due to brokers for unsettled trades	10,057	10,057		—	10,057
Current income taxes payable	1,469	1,469		—	1,469
Accrued expenses and other liabilities	4,372	4,372		—	4,372

Total liabilities	291,106	291,106		—	291,106
Series A Preferred Stock; $0.10 par value. (Redeemable at $20.00 per share). Aggregate liquidation preference of $2,297.	2,297	2,297		(2,297)	—
Series B Convertible Preferred Stock; $0.10 par value. (Liquidation preference of $1,000.00 per share). Aggregate liquidation preference of $197,178.	197,178	197,178		(197,178)	—
Stockholders’ equity:
Common stock	15	17	(2)	153	170
Additional paid-in capital	24	22	(2)	201,787	201,829
Retained earnings (deficit)	2,836	2,836		(2,465)	371
Accumulated other comprehensive income (loss)	(1,279)	(1,279)		—	(1,279)

Total stockholders’ equity	1,596	1,596		199,475	201,071

Total liabilities and stockholders’ equity	$492,177	$492,177		$—	$492,177

Book value per share:(1)	$12.15	$12.05	(2)	$(0.23)	$11.82

Tangible book value per share:(1)	$11.71	$11.60	(2)	$(0.21)	$11.39

See notes to unaudited pro forma consolidated financial data.

Darwin Professional Underwriters, Inc.
Unaudited Pro Forma
Condensed Consolidated Statement of Operations
For the three months ended March 31, 2006

		Initial
		Public
		Offering
	Actual	Adjustments	Pro Forma

	(Dollars in thousands, except per share amounts)
Revenues:
Net premiums earned	$27,304	$—	$27,304
Net investment income	3,360	—	3,360
Net realized investment gains (losses)	(10)	—	(10)

Total revenues	30,654	—	30,654

Costs and expenses:
Losses and loss adjustment expenses	19,264	—	19,264
Commissions and brokerage expenses	2,632	—	2,632
Other underwriting, acquisition and operating expenses	4,479	—	4,479
Other expenses	159	—	159

Total costs and expenses	26,534	—	26,534

Earnings before income taxes	4,120	—	4,120
Income tax expense	1,332	—	1,332

Net earnings	$2,788	$—	$2,788

Basic earnings per share:(3)
Net earnings per share	$—

Weighted average shares outstanding	—

Diluted earnings per share:(3)
Net earnings per share	$0.17

Weighted average shares outstanding	16,355,625

Pro forma basic earnings per share:(3)
Net earnings per share	—		$0.18

Weighted average shares outstanding	—		15,356,272

Pro forma diluted earnings per share:(3)
Net earnings per share	$0.17		$0.16

Weighted average shares outstanding	16,500,000		17,006,272

See notes to unaudited pro forma consolidated financial data.

Darwin Professional Underwriters, Inc.
Unaudited Pro Forma
Consolidated Statement of Operations
For the year ended December 31, 2005

		Initial Public
		Offering
	Actual	Adjustments	Pro Forma

	(Dollars in thousands, except per share amounts)
Revenues:
Net premiums earned	$84,698	$—	$84,698
Net investment income	4,920	—	4,920
Net realized investment losses	(176)	—	(176)
Other income	14	—	14

Total revenues	89,456	—	89,456

Costs and expenses:
Losses and loss adjustment expenses	58,606	—	58,606
Commissions and brokerage expenses	9,191	—	9,191
Other underwriting, acquisition and operating expenses	14,574	—	14,574
Other expenses	1,102	—	1,102

Total costs and expenses	83,473	—	83,473

Earnings before income taxes	5,983	—	5,983

Income tax expense	2,276	—	2,276

Net earnings	$3,707	$—	$3,707

Basic earnings per share:
Net earnings per share	$0.56

Weighted average shares outstanding	6,600,000

Diluted earnings per share:
Net earnings per share	$0.46

Weighted average shares outstanding	8,119,370

Pro forma basic earnings per share:(4)
Net earnings per share	$—		$0.24

Weighted average shares outstanding	—		15,356,272

Pro forma diluted earnings per share:(4)
Net earnings per share	$0.22		$0.22

Weighted average shares outstanding	16,500,000		17,006,272

See notes to unaudited pro forma consolidated financial data

Notes to unaudited pro forma consolidated financial data

(1)	Book value per common share and tangible book value per common share do not reflect the Series A Preferred Stock as it is classified outside of permanent equity and is redeemable only in cash. Tangible book value per common share is determined by dividing our tangible book value (total assets excluding intangible assets less total liabilities and Series A Preferred Stock) by the number of shares of our common stock deemed to be outstanding on the date that book value is determined. At March 31, 2006, the number of shares reflects the conversion of Series B Convertible Preferred Stock into 14,850,000 shares of common stock and reflects the 1,505,625 shares of restricted common stock outstanding.

(2)	Reflects dilution from the expected issuance, immediately prior to the completion of this offering, of the remaining 144,375 shares of restricted common stock available under our restricted stock plan.

(3)	The weighted average common shares outstanding in the actual column reflect no common shares outstanding for both basic earnings per share and pro forma earnings per share as all of the outstanding shares of common stock are unvested restricted stock. The diluted earnings per share calculations in the actual column assume the conversion of the Series B Convertible Preferred Stock into 14,850,000 shares of common stock and reflect the 1,505,625 shares of restricted common stock outstanding. The pro forma diluted earnings per share calculation in the actual column also reflects dilution from the issuance of the remaining 144,375 shares of restricted common stock available under the restricted stock plan.

(4)	The weighted average common shares outstanding in the actual column for pro forma basic earnings per share reflects no common shares outstanding as all of the outstanding shares of common stock are unvested restricted stock. The pro forma diluted earnings per share calculation in the actual column assumes the conversion of the Series B Convertible Preferred Stock into 14,850,000 shares of common stock, reflects the 1,505,625 shares of restricted common stock outstanding and reflects the dilution from the issuance of the remaining 144,375 shares of restricted common stock available under the restricted stock plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy, constitutes forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” and “Risk Factors” for more information. You should review “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.
Our History
      DPUI was originally formed by Stephen Sills, our President and Chief Executive Officer, and Alleghany in March 2003 as an underwriting manager to underwrite professional liability coverages in the D&O, E&O and Medical Malpractice Liability lines for three insurance companies that are wholly-owned subsidiaries of Alleghany: Capitol Indemnity Corporation, Capitol Specialty Insurance Corporation and Platte River Insurance Company (which we refer to, collectively, as the “Capitol Companies”). DPUI initially was owned 80% by Alleghany and 20% by management, with management’s equity interest held through a restricted stock plan. Since inception, we have had full responsibility for managing the business produced by DPUI and issued on policies of the Capitol Companies, including responsibility for obtaining reinsurance on such business and responsibility for administering claims.
      In February 2004, Alleghany formed Darwin Group, Inc. (“Darwin Group”), a wholly-owned subsidiary of Alleghany, in order to acquire Darwin National Assurance Company, an admitted insurance company domiciled in Delaware (which we refer to as “DNA”), from Aegis Holding, Inc., a subsidiary of Associated Electric & Gas Insurance Services Limited (which we refer to as “AEGIS”). At the time of acquisition, DNA (then named U.S. Aegis Insurance Company) was licensed in 40 states. As of May 15, 2006, DNA was licensed in 47 jurisdictions (including the District of Columbia) and was eligible to write on a surplus lines basis in one additional state (Arkansas). The purchase price paid for DNA was approximately $20.4 million, $17.1 million of which represented consideration for its investment portfolio and cash. In connection with the acquisition, AEGIS agreed to indemnify Darwin Group and DNA against liabilities arising out of the operations of DNA prior to the closing of the acquisition.
      In May 2005, Darwin Group, through its subsidiary DNA, acquired Darwin Select Insurance Company, a surplus lines insurance company (then named Ulico Indemnity Company) domiciled in Arkansas (which we refer to as “Darwin Select”), from Ulico Casualty Company, a subsidiary of ULLICO Inc. Surplus lines insurance companies write risks that are not written by admitted insurance companies, usually because the perceived risks associated with the business of the insured do not match the underwriting criteria of admitted insurers. In contrast to an admitted insurance company, which is required to be licensed in each state where it writes insurance, a surplus lines insurance company does not have to apply for and maintain a license in each state, but in order to be an eligible surplus lines insurance company, it is either required to meet suitability standards or else is subject to approval under each particular state’s surplus lines laws.
      As of May 15, 2006, Darwin Select was licensed to write insurance in Arkansas and was eligible to operate on a surplus lines basis in 41 additional states. The purchase price paid for Darwin Select was approximately $25.3 million, $22.3 million of which represented consideration for its investment portfolio and cash. In connection with the acquisition, Darwin Select ceded all liabilities on insurance business it had written or assumed prior to the date of acquisition to Ulico Casualty Company. Darwin Select and Ulico Casualty Company entered into a trust agreement under which Ulico Casualty Company established a trust account for the benefit of Darwin Select. Under the trust agreement, the obligations of Ulico Casualty Company to Darwin Select are collateralized by a deposit of trust assets, which are limited to cash and investment securities permitted by Arkansas insurance laws. In addition, Ulico Casualty

Company agreed to indemnify DNA and Darwin Select against liabilities arising out of the operations of Darwin Select prior to the closing. ULLICO Inc. has guaranteed the indemnification, reinsurance and trust obligations of Ulico Casualty Company.
      As described above, DPUI has always had full responsibility for managing the business it produces, whether such business is written on policies issued by the Capitol Companies or on policies issued by DNA or Darwin Select. Effective as of October 1, 2005, Darwin Group, through its subsidiary DNA, and the Capitol Companies entered into agreements pursuant to which DNA assumed all of the risk and exposure on the business produced by DPUI and written on policies of the Capitol Companies since the formation of DPUI in March 2003. Whenever we refer to business generated, written or produced by Darwin, we include business produced by DPUI and written on policies of the Capitol Companies (whether before or after the acquisitions of DNA and Darwin Select), all of which policies are now fully reinsured by DNA. See “— Ongoing Arrangements with the Capitol Companies;” also see “Business — Arrangements with the Capitol Companies” and “Certain Arrangements and Relationships Between Darwin and Alleghany — Arrangements with the Capitol Companies.”
      DNA and Darwin Select receive underwriting, claims, management, and administrative services from DPUI. DNA’s and Darwin Select’s products are marketed through brokers, and agents and program administrators located throughout the United States. Collectively, DPUI, Darwin Group, DNA and Darwin Select are referred to as “Darwin” or the “company.”
      Gross premiums written for the business produced by DPUI have increased from $24.2 million in 2003 (when most of our efforts were directed toward building a strong management team and to other organizational matters) to $100.5 million in 2004, our first full year of operations and to $165.8 million in 2005.

Our Corporate Reorganization
      During 2005, we and Alleghany determined that DPUI should be transitioned to a stand-alone insurance group. This reorganization, effective as of January 1, 2006, included the contribution of Darwin Group (including its subsidiaries DNA and Darwin Select) by Alleghany to DPUI, so that our former sister company Darwin Group and its subsidiaries DNA and Darwin Select are now wholly-owned subsidiaries of DPUI. In November 2005, in connection with the pending reorganization, Alleghany contributed $135 million to the capital of Darwin Group, which was subsequently contributed by Darwin Group to its wholly-owned subsidiary DNA. This capital infusion resulted in total capital and surplus for the Darwin insurance carriers of approximately $200 million and enabled DNA, which previously had a reinsured rating on the basis of its relationship with the Capitol Companies, to obtain an independent “A-” (Excellent) rating from A.M. Best and enabled Darwin Select, a wholly-owned subsidiary of DNA, to obtain an “A-” (Excellent) reinsured rating on the basis of its relationship with DNA.
      In connection with our reorganization effective as of January 1, 2006, Alleghany received 197,178 shares of Series B Convertible Preferred Stock of DPUI having an aggregate liquidation preference of $197.2 million (equal to the GAAP book value of Darwin Group on December 31, 2005) in exchange for the contribution of Darwin Group to DPUI. As part of our reorganization, Alleghany also exchanged its 400,000 shares of common stock of DPUI, representing 80% of the issued and outstanding shares of common stock of DPUI, for 9,560 shares of Series A Preferred Stock of DPUI having an aggregate liquidation preference of $0.2 million. We refer to these transactions, collectively, as the “Reorganization.”
      After giving effect to the Reorganization, we are owned 90% by Alleghany and 10% by our management (with management’s equity interest held through a restricted stock plan). Alleghany owns all of the Series A Preferred Stock of DPUI having an aggregate liquidation preference of $2.3 million and all of the Series B Convertible Preferred Stock of DPUI having an aggregate liquidation preference of $197.2 million. The shares of Series B Convertible Preferred Stock of DPUI owned by Alleghany are convertible, at Alleghany’s option or upon the closing of an initial public offering, into shares of common stock which, following such conversion, would represent 90% of the issued and outstanding shares of common stock of DPUI. The Series B Convertible Preferred Stock has a variable preferred dividend rate equal to 5.0% in 2006, 6.0% in 2007 and 7.0% thereafter and is payable, at the option of the Company, by the issuance of Series C Preferred Stock or in cash. The Series C Preferred Stock is redeemable in cash at the time of an initial public offering.
      After giving effect to this offering and the use of the net proceeds of this offering to reduce Alleghany’s ownership interest in us (see “Use of Proceeds”), we expect that Alleghany will own shares of common stock representing approximately 59.6% of our issued and outstanding shares of common stock (excluding shares of common stock underlying options to acquire approximately 1.0% of our outstanding common stock on a fully diluted basis which are expected to be issued to key employees at the time this offering is completed). Following the completion of this offering, Alleghany will be the controlling stockholder of our company; in addition, Alleghany and Darwin will be party to a number of ongoing contractual and business arrangements, including certain arrangements with the Capitol Companies. See “— Ongoing Arrangements with the Capitol Companies;” also see “Risk Factors — We currently rely on certain Alleghany subsidiaries to write some of the insurance policies that we produce, and the termination of our arrangements with them could have an adverse effect on our business, financial condition and results of operation” and “Certain Arrangements and Relationships Between Darwin and Alleghany.”
Ongoing Arrangements with the Capitol Companies
      As described above, DPUI initially was formed as an underwriting manager for the Capitol Companies. Until DNA and Darwin Select obtained independent ratings of “A-” (Excellent) in November 2005, almost all of the business produced by DPUI was issued on policies of the Capitol Companies. Since DNA and Darwin Select obtained independent ratings from A.M. Best, whenever possible, DPUI has written coverage on policies issued by DNA or Darwin Select. However, our insurance company subsidiaries are not currently licensed (in the case of our admitted carrier DNA) or eligible to write business on a surplus lines basis (in the case of Darwin Select) in all U.S. jurisdictions, and DNA does not yet have in place all rate and form filings required to write insurance business in every jurisdiction where it is licensed. In addition, the Capitol Companies have A.M. Best ratings of “A” (Excellent), and we believe that insureds in certain classes of our business (primarily public D&O) require policies issued by an insurer with an A.M. Best rating of “A” (Excellent). Consequently, although we expect to write the majority of our business on policies issued by DNA or Darwin Select, we continue to depend upon the Capitol Companies to write policies for a portion of the business produced by DPUI. These policies are written by the Capitol Companies pursuant to the underwriting management agreements currently in effect and are fully reinsured by DNA.
      For the year ended December 31, 2005, we wrote $142.5 million of gross premiums through our arrangement with the Capitol Companies, representing 85.9% of the total gross premiums produced by DPUI. Of this amount, $58.5 million, or 35.3% of the total gross premiums produced by DPUI, relates to business written by the Capitol Companies either because the business is in a jurisdiction where our insurance company subsidiaries are not currently licensed or eligible to write business (approximately $26.4 million) or because certain of our insureds require policies issued by an insurer with an A.M. Best rating of “A” (Excellent) (approximately $32.1 million). By comparison, during the period from January 1, 2006 through March 31, 2006, $41.1 million, or 68.6% of the total gross premiums that we produced, was written on policies of our insurance company subsidiaries, and $18.8 million, or 31.4% of such total gross premiums was written on policies of the Capitol Companies. Of this amount, approximately $9.9 million was written in jurisdictions where our insurance company subsidiaries are not currently licensed or eligible to write business and approximately $8.9 million was due to certain of our insureds requiring policies issued by an insurer with an A.M. Best rating of “A” (Excellent).
      We do not expect that our issuance of policies written on the Capitol Companies for the insureds who require an A.M. Best rating of “A” (Excellent) will decline so long as our rating is “A-” (Excellent). To date, most of the insureds in this category are public companies purchasing D&O insurance. The following table indicates the amount of public D&O gross premiums written in each of the periods presented as a percentage of total gross premiums written for such period. Management believes that public D&O is the most rating sensitive class of business that we write and, accordingly, that it provides the best available indicator of our level of rating sensitive business.

				Period
		Year Ended		March 3,
	Quarter Ended	December 31,		2003 to
	March 31,			December 31,
Gross Premiums Written	2006	2005	2004	2003

	(Dollars in millions)
Public D&O	$6.3	$26.3	$18.5	$7.4
Total Gross Premiums Written	$59.9	$165.8	$100.5	$24.2
Percentage of Total Represented by Public D&O	10.5%	15.9%	18.4%	30.6%
      While our public D&O writings have declined as a percentage of our total writings, public D&O writings have generally increased in absolute terms as our business has grown. We believe these trends are likely to continue.
      We do expect that our issuance of policies written on the Capitol Companies in jurisdictions where our insurance companies are not currently licensed or eligible to write business will decrease as we obtain required licenses or approvals in the various jurisdictions. The following table shows the actual or anticipated filing month of our applications in these jurisdictions by insurance company subsidiary and state as of May 15, 2006:
DNA

Actual or
Anticipated
Application
State	Filing Month

California	July 2006
New York	July 2005
Wyoming	May 2006
Darwin Select

Actual or
Anticipated
Application
State	Filing Month

Florida	May 2006
Louisiana	June 2006
Michigan	May 2006
Minnesota	May 2006
New Hampshire	April 2006
New Mexico	June 2006
New York	April 2006
Utah	May 2006
Vermont	April 2006
      The timing of the approval of these applications is within the discretion of the various state insurance authorities, and we can provide no assurance as to when these approvals will be obtained.
      Darwin and the Capitol Companies have received regulatory approval from the insurance departments of the relevant states for regulatory approval of certain changes to the fee arrangements between Darwin and the Capitol Companies that were agreed to in connection with the Reorganization. The fees charged to Darwin for the issuance of Capitol Companies’ policies in respect of business produced by DPUI will be 0.5% of gross premiums written on policies of the Capitol Companies in 2006, 1.0% in 2007, 2.0% in 2008 and 3.0% thereafter. However, in the event that Darwin completes this offering in 2006, the fee will increase to 3.0%, effective as of January 1, 2007. In addition, under the new fee arrangements, Darwin is required to reimburse the Capitol Companies for direct expenses that they incur in connection with the issuance of such policies, such as premium taxes and guaranty association assessments. Pursuant to the fee arrangements, Darwin incurred fees to the Capitol Companies of $0.1 million in the first quarter of 2006, in connection with the business written on policies of the Capitol Companies. If the fees on the business written on policies of the Capitol Companies had been payable at the maximum rate of 3.0% provided for under the new fee arrangements, the total fees would have been approximately $0.6 million. The incremental pro forma fees that would have been payable for the years ended December 31, 2005 and 2004 and the period beginning March 3, 2003 to December 31, 2003, if the ratio of business written on the policies of the Capitol Companies for all years presented was consistent with the experience of the Company in the first quarter of 2006 (31.4%), and if the fees had been payable at the maximum rate of 3.0% provided for under the new fee arrangements, would have been $1.2 million, $0.7 million and $0.2 million, respectively.
      The initial term of the underwriting management agreements between DPUI and the Capitol Companies extends until May 31, 2007 and thereafter renews on an annual basis. However, either party may terminate effective upon an expiration date (whether May 31, 2007 or a subsequent May 31), provided that the terminating party provides 60 days prior notice of termination. In addition, a Capitol Company may terminate at any time, by written notice, when Alleghany does not own at least 51% of the outstanding equity interests in DPUI or upon a sale of all or substantially all of the assets of DPUI to a person other than Alleghany or an affiliate of Alleghany. DPUI may terminate its underwriting management agreement with a Capitol Company at any time, by written notice, when Alleghany does not own at least 51% of the outstanding equity interests in the subject Capitol Company or upon a sale of all or substantially all of the assets of the subject Capitol Company to any person other than Alleghany or an affiliate of Alleghany.
Our Historical Consolidated Financial Information
      The accompanying historical consolidated financial statements are presented on a basis that reflects the actual business written by DPUI, regardless of the originating insurance carrier and include the stand-alone operations of DPUI, Darwin Group and its subsidiaries, DNA and Darwin Select, and certain assets, liabilities and results of operations of the Capitol Companies resulting from the business produced by DPUI and issued on policies of the Capitol Companies. All of the business produced by DPUI and issued on policies of the Capitol Companies was assumed by DNA in 2005.
      These historical consolidated financial statements are presented in accordance with GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.
Our Reliance on Alleghany for Certain Aspects of our Business
      Federal Income Taxes. Since its inception, Darwin has filed a consolidated federal income tax return with its ultimate parent, Alleghany. Each of the entities included in the consolidated financial statements is subject to a tax sharing agreement. The provisions of these agreements generally require each of the entities (together with the subsidiaries of that entity) to make payments to its immediate parent for the federal income tax imposed on its taxable income in a manner consistent with filing a separate federal income tax return (but subject to certain limitations that are applied to the Alleghany consolidated group as a whole). In addition, current year losses and tax benefits can be recovered by an entity from its parent to the extent that, on a stand-alone basis, such losses and tax benefits could be carried back to, and would reduce, the entity’s taxable income in an earlier taxable year when it was included in the Alleghany consolidated federal income tax return, provided that Alleghany can actually utilize the losses or tax benefits to reduce its consolidated federal income tax liability in the current or a prior tax year. Losses and tax benefits not so recovered can be carried forward in computing the entity’s stand-alone tax liability in a later year. At December 31, 2005 and 2004, respectively, $0.1 million and $0.2 million of Darwin’s total deferred tax asset was due to a net operating loss created on a separate return basis. Consistent with the tax sharing agreements, we anticipate that Darwin will be able to utilize all of these net operating losses to reduce or eliminate any liability of the entities included in the consolidated financial statements to Alleghany for federal income tax on our taxable income for the periods prior to our anticipated initial public offering. However, if Darwin is not able to utilize all of those net operating losses, the tax law will not allow Darwin to carry forward such net operating losses after our anticipated initial public offering when Darwin anticipates filing its own consolidated federal income tax return and our tax sharing agreement with Alleghany will not allow us to recover any amount from Alleghany in respect of the benefit Alleghany may have derived from its use of such unutilized net operating loss. Federal tax payments of $3.8 million and $2.9 million were made by Darwin, including payments made by the Capitol Companies on behalf of the Darwin business, to Alleghany during 2005 and 2004, respectively. No tax payments were made in 2003 or (as of March 31, 2006) in 2006.
      Certain Business Expenses. Certain of Darwin’s expenses, primarily its directors and officers liability insurance program and, beginning in 2005, its audit fees, are paid directly by Alleghany and then reimbursed by Darwin to Alleghany. For the three months ended March 31, 2006, reimbursements by Darwin to Alleghany were $49,000. No expenses were reimbursed by Darwin to Alleghany for the three months ended March 31, 2005. Darwin reimbursed Alleghany for expenses of approximately $132,000, $29,000 and $34,000 in connection with these charges for the years ended 2005, 2004 and 2003, respectively.
Critical Accounting Estimates
      Loss and Loss Adjustment Expense Reserves. Darwin establishes reserves on its balance sheets for unpaid losses and LAE related to our insurance contracts. The reserve is our estimated ultimate cost for all reported and unreported loss and LAE incurred and unpaid at the balance sheet date.
      The estimate of Darwin’s loss and LAE reserve reflects the types of contracts that Darwin writes. Darwin’s insurance contracts are predominantly written on a “claims-made” basis. Claims-made insurance contracts are commonly used in Darwin’s lines of business and provide coverage for claims related to covered events described in the insurance contract that are made against the insured during the term of the contract and reported to the insurer during a period provided for in the contract.
      Darwin does have a small number of insurance contracts that are written on an “occurrence” basis. Occurrence basis insurance contracts provide coverage for losses related to covered events described in the insurance contract that occur during the term of the contract, regardless of the date the loss is reported to the insurer.
      For both claims-made and occurrence contracts, a significant amount of time can elapse between the occurrence of an insured event, the reporting of the occurrence to the insurer and the final settlement of the claim (including related settlement costs). Since reporting periods are defined and limited in time under claims-made contracts but are not defined and limited in time under occurrence contracts, the ultimate settlement period for losses incurred under claims-made contracts is generally shorter than under occurrence contracts.
      The major components of our loss and LAE reserves are (1) case reserves and (2) IBNR (“incurred but not reported”) reserves. Both include a provision for LAE. We divide LAE into two types: (1) “allocated” expenses (“ALAE”) are those that arise from defending and settling specific claims, such as the cost of outside defense counsel, and (2) “unallocated” expenses (“ULAE”) are those that do not arise from and cannot be assigned to specific claims, such as the general expense of maintaining an internal claims department.
      Case reserves are liabilities for unpaid losses and ALAE on reported cases. Case reserves are established by claims adjustors who seek to establish reserves that are equal to the ultimate payments. The amount of each reserve is based upon an evaluation of the type of claim involved, the circumstances surrounding each claim, the policy provisions relating to the loss, the level of insured deductibles, retentions or co-insurance provisions within the contract and other factors relevant to the specific claim. For claims involving litigation, Darwin utilizes outside attorneys with expertise in the area of litigation as monitoring counsel or defense counsel. In addition to relying on his or her own experience and judgment, a claims adjuster will consider monitoring or defense counsel’s estimate of ultimate liability on a claim in the establishment of case reserves. Expenses incurred by the monitoring or defense counsel are included as ALAE reserves. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based upon developments and periodic reviews of cases. Individual case reserves on all claims are reviewed regularly by claims management. Individual case reserves on severe claims are reviewed for adequacy at least quarterly by senior management.
      IBNR is the estimated liability for (1) changes in the values of claims that have been reported to the company but are not yet settled, as well as (2) claims that have occurred but have not yet been reported. Each claim is settled individually based upon its merits, and it is not unusual for a claim to take years after being reported to settle, especially if legal action is involved. As a result, reserves for unpaid losses and ALAE include significant estimates for “IBNR” reserves.
      Case reserves and IBNR together constitute the reserve for losses and ALAE. An additional ULAE reserve is established on a formula basis as a percentage of premiums earned. In total, these amounts represent management’s best estimate, as of each reserve evaluation date, of ultimate settlement costs based on the assessment of facts and circumstances known at that time.
      Darwin relies on two actuarial methods that employ significant judgments and assumptions to establish loss and LAE reserves recorded on the balance sheet. Darwin’s choice of actuarial methodologies is limited by the fact that, due to Darwin’s relatively short history, its loss and LAE emergence since inception lacks sufficient data to be statistically credible for many methodologies.
      For each line of business, Darwin uses two methodologies. These methodologies are generally accepted actuarial methods for estimating IBNR and are as follows:
      1) The Bornhuetter-Ferguson (“B-F”) methodology. This methodology utilizes:

a) Darwin’s initial expected loss ratio. Darwin selects this based on historical insurance industry results. “Loss ratio” means the ratio of loss and LAE to premiums earned.

b) Expected reporting and development patterns for losses and ALAE. We utilize historical insurance industry results for Darwin’s product lines of insurance.

c) Darwin’s actual reported losses and ALAE.

The B-F method blends actual reported losses with expected losses based on insurance industry experience.
      2) The Expected Loss Ratio Methodology. This methodology applies the expected loss ratio to premiums earned (which are the portion of property and casualty premiums written that apply to the expired portion of the policy term). Darwin’s selected expected loss ratios under this method are based on historical insurance industry results.
      Both of the methodologies used are well-suited to Darwin’s relatively short history and few reported losses. However, in determining loss and LAE reserves, we have generally selected the methodology that indicates the higher reserve. As of March 31, 2006 and December 31, 2005, the Expected Loss Ratio methodology generally produced higher reserve estimates. We have generally selected the Expected Loss Ratio methodology because it more directly reflects the historical, and thus potential, impact of high severity losses. The historical loss ratios that form the basis of the Expected Loss Ratio method are directly impacted by large losses (severity) as they reflect composite industry data. By comparison, the historical insurance industry expected reporting and development patterns utilized in the B-F methodology, while informative, are most predictive when there is a more credible volume of data. In addition, given our limited history, it is also possible that the actual loss estimates utilized by the B-F method have not yet recognized emerging loss severity. Accordingly, while the B-F methodology provides useful insights, we have not relied on it for our best estimate of ultimate loss and LAE reserves to date. As our losses become more mature, the B-F methodology will become a more reliable methodology for us, and we will be able to utilize it as a more significant predictor of ultimate loss.
      Darwin’s loss reserve analysis calculates a point estimate rather than a range of reserve estimates. This is done because a significant portion of Darwin’s loss and LAE reserves relate to lines of business that are driven by severity rather than frequency of claims. High severity lines of business tend to produce a wide range of reserve estimates which limit the usefulness of the range for selecting reserves. Point estimates based on appropriate actuarial methodologies and reasonable assumptions are more actuarially reasonable. The point estimates are recorded in Darwin’s financial statements. Also, we do not discount (recognize the time value of money) in establishing our reserve for losses and LAE.
      Darwin could be exposed to losses resulting from a significant liability event, such as an unexpected adverse court decision that impacts multiple insurers, or the occurrence of an unusually high number of liability losses in one reporting period. Such events could have a material adverse impact on Darwin’s results during such period. In general, liability claims are susceptible to changes in the legal environment, such as changes in laws impacting claims or changes resulting from judicial decisions interpreting insurance contracts. However, it is often difficult to quantify the impact that such changes in the environment might have on Darwin’s reserves. Not all environmental changes are necessarily detrimental to Darwin’s loss ratio and reserves. For example, recent medical malpractice tort reform legislation at the state level could result in mitigation of loss which, if not offset by significant reductions in price levels, would result in improvement in Darwin’s loss and LAE ratio.
      The liabilities that we establish for loss and LAE reserves reflect implicit assumptions regarding economic, legal and insurance variables. These include changes in insurance price levels, the potential effects of future inflation, impacts from law changes and/or judicial decisions, as well as a number of actuarial assumptions that vary across Darwin’s lines of business. This data is analyzed by line of business and report/ accident year, as appropriate. Along with claim severity, as discussed above and incorporated through the use of industry loss and LAE ratios, two variables that can have significant impact on actuarial analysis of loss and LAE reserves are recent trends in insurance price levels and claim frequency.
      Regarding changes in price levels, for its renewals in 2004, 2005 and the first quarter of 2006, Darwin experienced average price decreases of 2.2%, 2.0% and 2.5%, respectively, across its product lines. These decreases follow several years of price increases in lines of business that Darwin writes and are not unusual during the insurance pricing cycle. Without mitigating factors, such as favorable loss emergence, such reductions in prior price levels could result in a commensurate increase in the expected loss and LAE ratio that is utilized in actuarial methodologies.
      Darwin monitors changes in claim frequency (number of claims). Such changes vary by line of business and can impact the expected loss and LAE ratio. For example, Darwin writes D&O liability insurance for public companies, and securities class action suits have historically generated significant losses in this line. The number of securities fraud class action suits filed (frequency) in 2005 dropped to 176 from 213 in 2004, according to data published in a report by Stanford University and Cornerstone Research, Inc. titled Securities Class Action Case Filings, 2005: A Year in Review. The 2005 filing rate is nearly 10% below the 1996 – 2004 average of 195 securities fraud class action filings per year. While this decrease in the number of litigations filed does not necessarily indicate that Darwin will experience improving results in its public D&O business, it is indicative of the type of trend that can impact Darwin’s loss and LAE emergence and reserves. In general, increasing claim frequency points toward an increase in the expected loss and LAE ratio, while decreasing claim frequency points toward a decrease in the expected loss and LAE ratio. Of course, either an increase or a decrease in claim frequency can be offset by other factors.
      The liabilities for loss and LAE reserves include significant judgments, assumptions and estimates made by management relating to the ultimate losses that will arise from the claims. Due to the inherent uncertainties in the process of establishing these liabilities, the actual ultimate loss from a claim is likely to differ, perhaps materially, from the liability initially recorded and could be material to the results of

Darwin’s operations. The accounting policies used in connection with the establishment of these liabilities are considered to be critical accounting policies.
      Darwin establishes its best estimate for liabilities for loss and LAE reserves. Because of the high level of uncertainty regarding the setting of liabilities for loss and LAE reserves, it is the practice of Darwin to engage, at least annually, an outside actuary to evaluate and opine on the reasonableness of these liabilities. Based on external actuarial opinions as of December 31, 2005 along with our own internal analyses updated through March 31, 2006, management believes that the reserves for loss and LAE reserves established as of March 31, 2006 and December 31, 2005 are adequate and represent the best estimate of Darwin’s liabilities. As of December 31, 2005, our external actuaries have filed unqualified statements of actuarial opinion as to the reasonableness of the reserves of each of DNA and Darwin Select with the insurance departments of their respective states of domicile (Delaware and Arkansas). The statements of actuarial opinion filed by our external actuaries indicate that they may be relied upon only by the specified insurance company and the insurance departments of the various states with which it files annual statutory statements.
      Darwin is unable at this time to determine whether additional loss and LAE reserves, which could have a material impact upon its financial condition, results of operations and cash flows, may be necessary in the future.
      The following tables show the breakdown of our reserves between case reserves, IBNR reserves and ULAE reserves both gross and net of reinsurance:
Gross Loss and LAE Reserves

	At March 31, 2006				At December 31, 2005

Statutory Line of Business	Case	IBNR	ULAE	Total	Case	IBNR	ULAE	Total

	(Dollars in thousands)
Other liability, claims-made	$8,439	$94,058	$3,463	$105,960	$5,213	$76,517	$3,079	$84,809
Other liability, occurrence	—	213	6	219	—	20	1	21
Medical Malpractice Liability, claims-made	9,017	48,927	2,363	60,307	6,699	44,601	1,959	53,259

Total	$17,456	$143,198	$5,832	$166,486	$11,912	$121,138	$5,039	$138,089

Percentage of total gross reserves	10.5%	86.0%	3.5%	100.0%	8.6%	87.7%	3.7%	100.0%

Loss and LAE Reserves, Net of Reinsurance

	At March 31, 2006				At December 31, 2005

Statutory Line of Business	Case	IBNR	ULAE	Total	Case	IBNR	ULAE	Total

	(Dollars in thousands)
Other liability, claims-made	$8,343	$59,871	$3,425	$71,639	$4,997	$48,859	$3,079	$56,935
Other liability, occurrence	—	166	6	172	—	19	1	20
Medical Malpractice Liability, claims-made	8,544	21,281	2,364	32,189	6,452	21,494	1,959	29,905

Total	$16,887	$81,318	$5,795	$104,000	$11,449	$70,372	$5,039	$86,860

Percentage of total net reserves	16.2%	78.2%	5.6%	100.0%	13.2%	81.0%	5.8%	100.0%

      For the B-F and Expected Loss Ratio methodologies that Darwin uses in reserve estimation, important assumptions are related to the insurance industry historical experience that forms the basis for Darwin’s estimates. These assumptions are that (1) the Expected Loss and LAE ratio is a credible estimate of Darwin’s ultimate loss ratio and (2) industry expected reporting and development patterns for losses and ALAE are indicative of the emergence pattern that Darwin will experience.

      The sensitivity of indicated reserves to changes in assumptions is estimated by creating several scenarios and applying Darwin’s actuarial methodologies. The scenarios assume:

(1)	The expected loss and LAE ratio varies by as much as 5 percentage points above and below the value that underlies Darwin’s booked reserves. Both methodologies are sensitive to this assumption.

(2)	Loss development factors change by an average of 5% (varying by line of business and year) from the values underlying Darwin’s reserve calculations. A decrease in loss development means that Darwin’s reported losses are assumed to be closer to ultimate value and thus have less development remaining than insurance industry data would indicate. An increase in loss development means that Darwin’s reported losses and LAE are assumed to have more development remaining before ultimate values are reached than insurance industry data would indicate. The B-F method is sensitive to this assumption.
      These scenarios are well within historical variation for Darwin’s lines of business and we believe they create a reasonable sensitivity test of Darwin’s reserves. Neither of these adjustments is believed to be more likely than the other in the assumptions underlying Darwin’s reserves.
      The tables below present the potential changes in Darwin’s net loss reserves as of March 31, 2006 (assuming no benefit from reinsurance), before and after the effect of tax, that could result based upon changes of the key assumptions underlying our selected loss reserving methodologies:
Pre-Tax

	Change in Loss
	Development/Emergence

	5% Average	No	5% Average
Change in Expected Loss and LAE Ratio	Decrease	Change	Increase

	(Dollars in thousands)
5 percentage point increase	$3,273	$11,136	$17,725
No change	(7,311)	—	6,126
5 percentage point decrease	(17,894)	(11,136)	(5,474)
After-Tax

	Change in Loss
	Development/Emergence

	5% Average	No	5% Average
Change in Expected Loss and LAE Ratio	Decrease	Change	Increase

	(Dollars in thousands)
5 percentage point increase	$2,127	$7,239	$11,521
No change	(4,752)	—	3,982
5 percentage point decrease	(11,631)	(7,239)	(3,558)
      The effect of Darwin’s reinsurance program on the scenarios reflected above would depend on the nature of the loss activity that generated a change in loss development/emergence. Darwin’s reinsurance program is predominantly excess of loss in structure and will respond to the occurrence of individual large losses (severity). If the changes were produced by a large number (frequency) of small losses, the reinsurance would not respond and the scenario results would be unchanged. The results summarized above implicitly make this assumption.
      Darwin’s reinsurance program would be expected to have a significant financial effect in the event that Darwin experienced numerous large losses in a specific year and line of business. In that event, reinsurance would respond and the deviations from the “No Change” scenario could be mitigated significantly, so that the range of results would be narrowed. However, the occurrence of individual large losses to which reinsurance would respond is difficult to predict, and we therefore present the table anticipating no benefit from reinsurance.

      Darwin continually evaluates the potential for changes, both positive and negative, in its estimates of liabilities and uses the results of these evaluations to adjust both recorded liabilities and underwriting criteria. With respect to liabilities for loss and LAE reserves established in prior years, such liabilities are periodically analyzed and their expected ultimate cost adjusted, where necessary, to reflect positive or negative development in loss experience and new information, including revised industry estimates of the results of a particular line of business. Adjustments to previously recorded loss and LAE reserves, both positive and negative, are reflected in Darwin’s financial results in the periods in which such adjustments are made and are referred to as prior year reserve development. For additional information regarding prior year loss reserve development see “Business — Changes in Historical Net Loss and LAE Reserves” and “Business — Net Loss and LAE Reserves.”
      Reinsurance and Reinsurance Recoverables. Darwin purchases third party treaty reinsurance for substantially all of its lines of business. Treaty reinsurance provides protection over entire classes or lines of business. On a limited basis, Darwin has purchased facultative reinsurance (which is reinsurance obtained on a case-by-case basis for all or part of the insurance with respect to a single risk, exposure, or policy) to provide reinsurance protection on individual risks. Accounting for reinsurance contracts is complex and requires a number of significant judgments and estimates to be made regarding the calculation of amounts payable to reinsurers, amounts recoverable from reinsurers and the ultimate collectibility of those reinsurance recoverables from reinsurers. In addition, significant judgments are required in the determination of the compliance with overall risk transfer provisions that guide the accounting for reinsurance. These judgments and estimates are critical accounting estimates for Darwin.
      Part of our current excess of loss reinsurance program is structured on a variable-rated basis, which enables us to retain a greater portion of premium if our ultimate loss ratio is lower than an initial provisional loss ratio set out in the reinsurance contract. For these contracts our ceded premium incurred on these treaties is determined by the loss ratio on the business subject to the reinsurance treaty. As the expected ultimate loss ratio increases or decreases, the ceded premiums and losses recoverable from reinsurers will also increase or decrease relationally within a minimum and maximum range for ceded premium and subject to a loss ratio cap for losses recoverable. Until such time as the ceded premium reaches the maximum rate within the terms of the contract, ceded premium paid to the reinsurer will be in excess of the amount of any losses recoverable from reinsurers. After the ceded premium incurred reaches the maximum rate stated in the contract, covered losses incurred within the contract are recoverable from reinsurers up to a loss ratio cap, without any required additional ceded premium payment. The loss ratio caps in these variable rated contracts vary from 225% to 300% of the maximum rate of ceded premium payable within the terms of the contracts. As a result, the same uncertainties associated with estimating loss and LAE reserves affect the estimates of ceded premiums and losses recoverable from reinsurers on these contracts.
      In addition to the variable-rated excess of loss reinsurance, Darwin also purchases fixed-cost excess of loss reinsurance, of which we cede a fixed percentage of premiums to our reinsurers depending upon the policy limits written, and the losses recoverable are determined based upon a fixed percentage of losses incurred.
      Reinsurance contracts that do not result in a reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed and that do not provide for the transfer of significant insurance risk generally do not meet the requirements for reinsurance accounting and are accounted for as deposits.
      Darwin performs analyses on its reinsurance contracts to ascertain whether or not they meet the risk transfer provisions of Financial Accounting Standards Board (FASB) Statement No. 113, Accounting for Reinsurance (SFAS No. 113). Evaluating risk transfer involves significant assumptions relating to the amount and timing of expected cash flows, as well as interpretations of underlying contract terms, to determine if contracts meet the conditions established by SFAS No. 113. These tests include a number of subjective judgments. Because of this subjectivity and in the context of evolving practices and application of existing and future standards, we could be required in the future to adjust our accounting treatment of these transactions. This could have a material effect on our financial condition and results of operations. Based upon the analysis performed on our reinsurance contracts, we believe that all of our contracts with third party reinsurers meet the risk transfer provisions of SFAS No. 113, and therefore we do not account for any of our reinsurance contracts as deposits.
      Reinsurance recoverables (including amounts related to claims incurred but not reported) and prepaid reinsurance premiums are reported as assets. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business.
      Ceded unearned premiums (the portion of premiums representing the unexpired portion of the policy term as of a certain date) and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers. Any estimate of unrecoverable amounts from troubled or insolvent reinsurers is charged to earnings at the time of determination that recoverability is in doubt. To date, Darwin has not recorded a charge to earnings for uncollectibility of loss recoverable from reinsurers.
      Investment Valuation. Throughout each year, our external investment manager buys and sells securities to maximize our overall investment returns in accordance with investment policies established and monitored by our board of directors and officers. This includes selling individual securities that have unrealized losses when the investment manager believes future performance can be improved by buying other securities deemed to offer superior long-term return potential.
      Darwin holds its fixed-income securities as available for sale, and as such, these securities are recorded at fair value based on quoted market prices or dealer quotes. Unrealized gains and losses during the year, net of the related tax effect applicable to available-for-sale securities, are excluded from earnings and reflected in other comprehensive income (loss) and the cumulative effect is reported as a separate component of common stockholders’ equity until realized.
      Fixed maturities deemed to have declines in value that are other-than-temporary are written down to carrying values equal to their estimated fair values in the consolidated statement of operations. On a quarterly basis, all securities with an unrealized loss are reviewed to determine whether the decline in the fair value of any investment below cost is other-than-temporary. Considerations relevant to this determination include the persistence and magnitude of the decline of the issuer, issuer-specific financial conditions rather than general market or industry conditions and extraordinary events including negative news releases and rating agency downgrades. Risks and uncertainties are inherent in our assessment methodology for determining whether a decline in value is other-than-temporary. Risks and uncertainties could include, but are not limited to, incorrect or overly optimistic assumptions about financial condition or liquidity, incorrect or overly optimistic assumptions about future prospects, inadequacy of any underlying collateral, unfavorable changes in economic or social conditions and unfavorable changes in interest rates or credit ratings.
      Impairment losses result in a reduction of the underlying investment’s cost basis. Significant changes in these factors could result in a considerable charge for impairment losses as reported in the consolidated financial statements.
      Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold securities in an unrealized loss position. Since our formation in March 2003, we have not sold any securities held in our investment portfolio for the purpose of generating cash to pay claims or dividends or to meet any other expense or obligation. Accordingly, we believe that our sale activity supports our ability to continue to hold securities in an unrealized loss position until our cost may be recovered.
      Deferred Taxes. Darwin historically has filed a consolidated federal income tax return with its ultimate parent, Alleghany. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At March 31, 2006, net deferred tax assets of $8.0 million were recorded. Gross deferred tax assets at March 31, 2006 were $11.4 million and gross deferred tax liabilities at March 31, 2006 were $3.4 million.
      Darwin regularly assesses the recoverability of its deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In addition, management considers whether or not the net operating loss carryforwards generated on a separate return basis can be utilized by Darwin to reduce or eliminate our obligation to pay Alleghany the current federal income tax, generated on a separate return basis, that we are obligated under our tax sharing agreement with Alleghany to pay in respect of our taxable income earned prior to the anticipated initial public offering. Any net operating losses not previously used to reduce our federal income tax obligation to Alleghany will not be available to reduce our federal income taxes on the separate consolidated federal income tax return we anticipate filing in respect of our taxable income earned after the anticipated initial public offering. Our tax sharing agreement with Alleghany will not allow us to recover any such unutilized net operating loss. Based upon the projections for future taxable income over the periods which the deferred tax assets are deductible as well as an estimate of our 2006 taxable income on a separate return basis earned prior to the completion of this offering, management believes it is more likely than not the company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.
      In addition to the critical accounting policies described above, Darwin’s other accounting policies are described in Note 2 to the consolidated financial statements. The accounting policies described in Note 2 require Darwin to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities but do not meet the level of materiality required for a determination that the accounting policy is a critical accounting policy. On an ongoing basis, Darwin evaluates its estimates, including those related to the value of long-lived assets, bad debts, deferred insurance acquisition costs, and contingencies and litigation. Darwin’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Consolidated Results of Operations
      The following table sets forth our consolidated results of operations and underwriting results. The consolidated results of operations give retroactive effect to our reorganization for all periods present. See “Our History — Our Corporate Reorganization.” All significant inter-company accounts and transactions have been eliminated.

						Period
						March 3,
	Quarter ended	Quarter ended		Year ended	Year ended	2003 to	Percent Change
	March 31,	March 31,	Percent Change	December 31,	December 31,	December 31,	2005-	2004-
	2006	2005	2006-2005	2005	2004	2003	2004	2003

Insurance revenues:
Gross premiums written	$59,884	$33,865	76.8%	$165,824	$100,455	$24,166	65.1%	315.7%
Ceded premiums written	(23,096)	(13,324)	73.3%	(65,174)	(29,955)	(5,983)	117.6%	400.7%

Net premiums written	36,788	20,541	79.1%	100,650	70,500	18,183	42.8%	287.7%
(Increase) decrease in unearned premiums	(9,484)	(1,797)	427.8%	(15,952)	(24,408)	(14,068)	(34.6)%	73.5%

Net premiums earned	27,304	18,744	45.7%	84,698	46,092	4,115	83.8%	*
Net investment income	3,360	632	431.6%	4,920	949	11	418.4%	*
Net realized investment gains (losses)	(10)	(60)	(83.3)%	(176)	1	—	*	*
Other income	—	—	—	14	—	—	*	—

Total revenues	30,654	19,316	58.7%	89,456	47,042	4,126	90.2%	1040.1%
Costs and expenses:
Losses and loss adjustment expenses incurred	19,264	13,112	46.9%	58,606	29,628	2,683	97.8%	*
Commissions and brokerage expenses	2,632	2,091	25.9%	9,191	6,167	504	49.0%	*
Other underwriting, acquisition and operating expenses	4,479	3,032	47.7%	14,574	10,221	4,488	42.6%	127.7%
Other expenses	159	357	(55.5)%	1,102	904	—	21.9%	*

Total costs and expenses	26,534	18,592	42.7%	83,473	46,920	7,675	77.9%	511.3%

Earnings (loss) before income taxes	4,120	724	469.1%	5,983	122	(3,549)	*	103.4%
Income tax expense (benefit)	1,332	300	344.0%	2,276	74	(1,219)	*	106.1%

Net earnings (loss)	$2,788	$424	557.5%	$3,707	$48	$(2,330)	*	*

Underwriting ratios to net premiums earned
Loss ratio(1)	70.6%	70.0%	*	69.2%	64.3%	65.2%	*	*

Commissions and brokerage expense ratio(2)	9.6%	11.2%	*	10.9%	13.4%	12.2%	*	*
Other underwriting, acquisition and operating expense ratio(3)	16.4%	16.2%	*	17.2%	22.2%	109.1%	*	*

Total expense ratio(4)	26.0%	27.3%	*	28.1%	35.6%	121.3%	*	*

Combined ratio(5)	96.6%	97.3%	*	97.3%	99.9%	186.5%	*	*

Net premiums written/gross premiums written	61.4%	60.7%	*	60.7%	70.2%	75.2%	*	*
Net premiums earned/net premiums written	74.2%	91.3%	*	84.2%	65.4%	22.6%	*	*

* Denotes not meaningful.

(1)	Loss ratio is calculated by dividing total incurred losses and loss adjustment expenses by net premiums earned.

(2)	Commissions and brokerage expense ratio is calculated by dividing total commissions and brokerage expenses by net premiums earned.

(3)	Other underwriting, acquisition and operating expense ratio is calculated by dividing total other underwriting, acquisition and operating expenses by net premiums earned.

(4)	Total expense ratio is the sum of the commissions and brokerage expense ratio and the other underwriting, acquisition and operating expense ratio.

(5)	Combined ratio is the sum of the loss ratio and the total expense ratio.

Quarter Ended March 31, 2006 Compared to Quarter Ended March 31, 2005
      Net earnings (loss). Darwin reported net earnings of $2.8 million for the quarter ended March 31, 2006 compared to $0.4 million for the quarter ended March 31, 2005. The increase in net earnings is due primarily to significant increases in net premiums earned (which is the portion of net premiums written that is recognized for accounting purposes as income during a period) and net investment income partially offset by an increase in total costs and expenses in the first quarter of 2006 compared to the first quarter of 2005. Darwin reported a combined ratio of 96.6% in the first quarter of 2006 compared with a combined ratio of 97.3% in the first quarter of 2005, primarily reflecting a significant increase in net premiums earned due to increased levels of gross premiums written across all lines of business, partially offset by increased losses and LAE and underwriting expenses primarily attributable to this premium growth. In addition, an improvement in the total expense ratio to 26.0% for the quarter ended March 31, 2006 from 27.3% for the quarter ended March 31, 2005 contributed to the improvement in the combined ratio. Darwin reported net investment income of $3.4 million in the first quarter of 2006 as compared to $0.6 million in the first quarter of 2005 as a result of an increase in average invested assets and an increase in our investment yield.
      Gross premiums written. Gross premiums written were $59.9 million for the quarter ended March 31, 2006, compared to $33.9 million for the quarter ended March 31, 2005, an increase of $26.0 million, or 76.8%. The increase in gross premiums written during the first quarter of 2006 compared to the first quarter of 2005 reflects significant growth across all of Darwin’s lines of business. Of the $59.9 million of gross premiums written in 2006, approximately $20.8 million was attributable to Medical Malpractice Liability business, $30.8 million was attributable to E&O business and $8.2 million was attributable to D&O business. Medical Malpractice Liability premiums increased by $5.7 million to $20.8 million for the quarter ended March 31, 2006, compared to $15.2 million for the quarter ended March 31, 2005. This increase resulted from the writing of new Medical Malpractice Liability policies for gross premiums of approximately $11.1 million, primarily in our hospital professional liability and miscellaneous medical facility classes of business, and the renewal of policies for $9.7 million of Medical Malpractice Liability premiums. In addition to the increase in gross premium volume, we experienced an average increase in rate for our Medical Malpractice Liability renewal business in the first quarter of 2006 of approximately 3.3% when compared to the first quarter of 2005. Our E&O gross premiums written increased by $18.4 million to $30.8 million for the quarter ended March 31, 2006, compared to $12.4 million for the quarter ended March 31, 2005. This increase resulted from the writing of new E&O policies for approximately $18.5 million and the renewal of policies for $12.3 million of gross premiums written. New business writings were primarily in our Managed Care E&O class of business and also in our Public Officials E&O class of business. We experienced a decrease in average rate for our E&O business in the first quarter of 2006 of approximately 7.4% when compared to the first quarter of 2005. This decrease in rate was primarily the result of competitive pricing pressures in our Managed Care E&O class of business. Our D&O gross premiums written increased by $1.9 million to $8.2 million for the quarter ended March 31, 2006, compared to $6.3 million for the quarter ended March 31, 2005. This increase resulted from the writing of new policies for D&O gross premiums written of approximately $3.9 million, primarily for publicly-held companies with market capitalizations of less than $2 billion, and the renewal of policies for $4.3 million of gross premiums written. Our average premium rate for renewal D&O business written in the first quarter of 2006 decreased by 1.2% when compared to the first quarter of 2005.

      Ceded premiums written. Ceded premiums written were $23.1 million for the quarter ended March 31, 2006, compared to $13.3 million for the quarter ended March 31, 2005, an increase of $9.8 million or 73.3%. The ratio of ceded premiums written to gross premiums written was 38.6% for the quarter ended March 31, 2006 compared to 39.3% for the quarter ended March 31, 2005. The decrease in ceded premiums written as a percentage of gross premiums written was attributable to growth in classes of business for which we ceded lesser amounts under our reinsurance contracts.
      Net premiums written. Net premiums written were $36.8 million for the quarter ended March 31, 2006, compared to $20.5 million for the quarter ended March 31, 2005, an increase of $16.2 million or 79.1%. The growth in net premiums written is attributable to the growth in gross premiums written.
      Net premiums earned. Net premiums earned were $27.3 million for the quarter ended March 31, 2006 compared to $18.7 million for the quarter ended March 31, 2005, an increase of $8.6 million or 45.7%. The increase in net premiums earned is attributable to the growth in net premiums written across all lines of business as described above. The ratio of net premiums earned to net premiums written was 74.2% for the quarter ended March 31, 2006 and 91.3% for the quarter ended March 31, 2005. The growth in net premiums earned lagged behind the growth in net premiums written due to the increase in gross premiums written in the first quarter of 2006 as compared to the fourth quarter of 2005.
      Net investment income and realized investment gains (losses). Net investment income increased to $3.4 million for the quarter ended March 31, 2006 compared to $0.6 million for the quarter ended March 31, 2005, an increase of $2.7 million, or 431.6%. This increase in net investment income was the result of an increase in average invested assets, primarily due to the growth in our business and capital contributions from Alleghany in the amount of $160.2 million during 2005. The increase in net investment income was also the result of an increase in our book investment yield to 4.51% for the quarter ended March 31, 2006 from 3.00% for the quarter ended March 31, 2005. The increase in book investment yield was primarily attributable to purchases of longer-term fixed income investments in an interest rate environment where current market yields were higher than existing portfolio yields. Darwin recognized realized losses of $10,000 in the first quarter of 2006 compared to realized losses of $60,000 in the first quarter of 2005.
      Losses and LAE incurred. Losses and LAE incurred were $19.3 million for the quarter ended March 31, 2006 compared to $13.1 million for the quarter ended March 31, 2005, an increase of $6.2 million or 46.9%. Losses and LAE incurred increased over the prior year due to the estimated losses on the increased premium volume in the first quarter of 2006 compared to the first quarter of 2005, offset by actual and anticipated reinsurance recoveries for the losses (including a provision for recoveries on IBNR losses and LAE). The increase in losses and LAE primarily reflects increased net premiums earned across all of our lines of business. As Darwin commenced operations in 2003, it has limited claims experience on which to base its loss and LAE reserves. Until sufficient claims experience exists, Darwin’s management and outside actuaries have primarily used industry data related to the lines of business underwritten by Darwin, and to a lesser extent its own claims experience, to estimate ultimate incurred losses and establish loss and LAE reserves. Darwin’s loss ratio for the quarter ended March 31, 2006 increased to 70.6% compared to 70.0% for the quarter ended March 31, 2005. This increase was primarily due to growth in gross premiums written in classes of business for which our estimated reinsurance recoveries are anticipated to be less than a pro rata share of losses.
      Commissions and brokerage expenses. Commissions and brokerage expenses were $2.6 million for the quarter ended March 31, 2006 compared to $2.1 million for the quarter ended March 31, 2005, an increase of $0.5 million or 25.9%. The commissions and brokerage expense ratio to net premiums earned decreased to 9.6% for the quarter ended March 31, 2006 from 11.2% for the quarter ended March 31, 2005. The increase in commissions and brokerage expenses is attributable to growth in net premiums earned. The decrease in the commission and brokerage expense ratio is due to the increase in ceding commissions we received from our reinsurers on a portion of our reinsurance program, which partially offset the growth in commissions and brokerage expenses.

      Other underwriting, acquisition and operating expenses. Other underwriting, acquisition and operating expenses were $4.5 million for the quarter ended March 31, 2006 compared to $3.0 million for the quarter ended March 31, 2005, an increase of $1.4 million or 47.7%. The increase is primarily attributable to an increase in personnel costs incurred to support the growth in net premiums earned and to general expenses incurred in connection with the expansion of our business. The other underwriting, acquisition and operating expense ratio to premiums earned increased to 16.4% for the quarter ended March 31, 2006 from 16.2% for the quarter ended March 31, 2005.
      Darwin’s total expense ratio decreased to 26.0% at March 31, 2006 compared to 27.3% at March 31, 2005. This decrease in total expense ratio is due primarily to the decrease in commission rate as a percentage of net premiums earned during the first quarter of 2006 compared to the first quarter of 2005.
      Other expenses. Other expenses incurred were $0.2 million for the quarter ended March 31, 2006 compared to an expense of $0.4 million for the quarter ended March 31, 2005, a decrease of $0.2 million or 55.5%. These expenses were primarily attributable to Darwin’s long-term incentive plan. The decrease in the first quarter of 2006 compared to the first quarter of 2005 is due to a change in the formula for the calculation of the long-term incentive compensation payable to certain key employees.
      Income tax expense (benefit). Income tax expense (benefit) incurred was $1.3 million for the quarter ended March 31, 2006 compared to $0.3 million for the quarter ended March 31, 2005, an increase of $1.0 million. The increase was due to the increased profitability for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005, partially offset by a decrease in the effective tax rate. The effective tax rate decreased to 32.3% for the quarter ended March 31, 2006 from 41.4% for the quarter ended March 31, 2005. The decrease in effective tax rate was attributable to an increase in net investment income received on tax-exempt municipal securities.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Net earnings (loss). Darwin reported net earnings of $3.7 million for the year ended December 31, 2005 compared to $48,000 for the year ended December 31, 2004. The increase in net earnings is due to significant increases in net premiums earned and net investment income partially offset by an increase in total costs and expenses in 2005 compared to 2004. Darwin reported a combined ratio of 97.3% in 2005 compared with a combined ratio of 99.9% in 2004, primarily reflecting a significant increase in net premiums earned due to increased levels of gross premiums written across all lines of business, partially offset by increased losses and LAE and underwriting expenses primarily attributable to this premium growth. In addition, an improvement in the total expense ratio to 28.1% for the year ended December 31, 2005 from 35.6% for the year ended December 31, 2004 contributed to the improvement in the combined ratio. Darwin’s 2004 total expense ratio of 35.6% reflects organizational build-up expenses incurred to support premium levels.
      Gross premiums written. Gross premiums written were $165.8 million for the year ended December 31, 2005, compared to $100.5 million for the year ended December 31, 2004, an increase of $65.3 million, or 65.1%. The increase in gross premiums written during 2005 compared to 2004 reflects significant growth across all of Darwin’s lines of business. Of the $165.8 million of gross premiums written in 2005, approximately $74.0 million was attributable to Medical Malpractice Liability business, $58.9 million was attributable to E&O business and $32.9 million was attributable to D&O business. Medical Malpractice Liability premiums increased by $34.7 million to $74.0 million for the year ended December 31, 2005, compared to $39.3 million for the year ended December 31, 2004. This increase resulted from the writing of new Medical Malpractice Liability premiums of approximately of $41.3 million, primarily in our psychiatrists professional liability and hospital professional liability classes of business, and the renewal of $32.8 million of Medical Malpractice Liability premiums. In addition to the increase in volume, we experienced an average increase in rate for our Medical Malpractice Liability business in 2005 of approximately 3.6%. Our E&O premium increased by $22.2 million to $58.9 million for the year ended December 31, 2005, compared to $36.7 million for the year ended December 31, 2004. This increase resulted from the writing of new E&O premiums of approximately $29.1 million and the renewal of $29.8 million of premium. We experienced a decrease in average rate for our E&O business in 2005 of approximately 7.3%. This decrease in rate was primarily the result of competitive pricing pressures in our Managed Care E&O class of business. Our D&O premium increased by $8.4 million to $32.9 million for the year ended December 31, 2005, compared to $24.5 million for the year ended December 31, 2004. This increase resulted from the writing of new D&O premiums of approximately $20.6 million primarily for publicly-held companies with market capitalizations less than $2 billion and the renewal of $12.3 million of premiums. Our average rate decreased by 3.8% for our D&O business in 2005.
      Ceded premiums written. Ceded premiums written were $65.2 million for the year ended December 31, 2005, compared to $30.0 million for the year ended December 31, 2004, an increase of $35.2 million or 117.6%. The ratio of ceded premiums to gross premiums written was 39.3% for the year ended December 31, 2005 compared to 29.8% for the year ended December 31, 2004. The increase in the proportion of our gross premiums written ceded to reinsurers was attributable to our purchase of additional reinsurance on the E&O line of business and the reduction in our loss retention, net of reinsurance, in our Medical Malpractice Liability line of business.
      Net premiums written. Net premiums written were $100.7 million for the year ended December 31, 2005, compared to $70.5 million for the year ended December 31, 2004, an increase of $30.2 million or 42.8%. The growth in net premiums written is attributable to the growth in gross premiums written, partially offset by increased premiums ceded to our reinsurers.
      Net premiums earned. Net premiums earned were $84.7 million for the year ended December 31, 2005 compared to $46.1 million for the year ended December 31, 2004, an increase of $38.6 million or 83.8%. The increase in net premiums earned is attributable to the growth in net premiums written across all lines of business as described above. The ratio of net premiums earned to net premiums written was 84.2% for the year ended December 31, 2005 and 65.4% for the year ended December 31, 2004. The increase in the proportion of our net premiums earned to our net premiums written was attributable to the unearned portion of prior year written premiums that were earned in the succeeding year. During 2005, earned premiums were generated from our 2005 net premiums written as well as the unearned portion of our net premiums written during a full year of operation in 2004. During 2004, earned premiums were generated from our 2004 net premiums written as well as the unearned portion of our net premiums written during a partial year of operations in 2003.
      Net investment income and realized investment gains (losses). Net investment income increased to $4.9 million for the year ended December 31, 2005 compared to $0.9 million for the year ended December 31, 2004, an increase of $4.0 million, or 418.4%. This increase in net investment income was the result of an increase in average invested assets, primarily due to the growth in our business and capital contributions from Alleghany in the amount of $160.2 million during 2005. The increase in net investment income was also the result of an increase in our book investment yield to 4.20% for the year ended December 31, 2005 from 2.62% for the year ended December 31, 2004. The increase in book investment yields was primarily attributable to purchases of new assets in an interest rate environment where current market yields are higher than existing portfolio yields. Darwin recognized realized losses of $0.2 million in 2005 compared to a gain of $1,000 in 2004.
      Losses and LAE incurred. Losses and LAE incurred were $58.6 million for the year ended December 31, 2005 compared to $29.6 million for the year ended December 31, 2004, an increase of $29.0 million or 97.8%. Losses and LAE incurred increased over the prior year due to the estimated losses on the increased premium volume in 2005 compared to 2004, offset by actual and anticipated reinsurance recoveries (including a provision for recoveries on IBNR losses) on the losses. The increase in losses and LAE primarily reflects increased net earned premiums for D&O, E&O and Medical Malpractice Liability exposures. These increases are offset by a reduction in losses of $34,000 due to favorable development on losses and LAE recorded for accident year 2003. Loss emergence on the 2003 accident year has been more favorable than anticipated when the original loss reserves were established. As Darwin commenced operations in 2003, it has limited claims experience on which to base its loss and LAE reserves. Until sufficient claims experience exists, Darwin’s management and outside actuaries have primarily used industry data related to the lines of business underwritten by Darwin, and to a lesser extent its own claims experience, to establish reserves and estimated ultimate incurred losses. Darwin’s loss ratio for the year ended December 31, 2005 increased to 69.2% compared to 64.3% for the year ended December 31, 2004. This increase was primarily due to an increase in the cost of reinsurance incurred in connection with changes in our reinsurance program and an increase of approximately 1.2% in ULAE incurred for 2005 over 2004. ULAE increases resulted from the hiring of additional dedicated claims staff.
      Commissions and brokerage expenses. Commissions and brokerage expenses were $9.2 million for the year ended December 31, 2005 compared to $6.2 million for the year ended December 31, 2004, an increase of $3.0 million or 49.0%. The commissions and brokerage expense ratio to net premiums earned decreased to 10.9% for the year ended December 31, 2005 compared to 13.4% for the year ended December 31, 2004. The increase in commissions and brokerage expenses is attributable to growth in net premiums earned. The decrease in the commission and brokerage expense ratio is due to the increase in ceding commissions we received from our reinsurers on a portion of our reinsurance program, which partially offset the growth in commissions and brokerage expenses.
      Other underwriting, acquisition and operating expenses. Other underwriting, acquisition and operating expenses were $14.6 million for the year ended December 31, 2005 compared to $10.2 million for the year ended December 31, 2004, an increase of $4.4 million or 42.6%. The increase is primarily attributable to growth in net premiums earned and to general expenses incurred in connection with the operating of our business. The other underwriting, acquisition and operating expense ratio to premiums earned decreased to 17.2% for the year ended December 31, 2005 compared to 22.2% for the year ended December 31, 2004. This decrease is due to our increased premium volume during 2005 compared to 2004.
      Darwin’s total expense ratio decreased to 28.1% at December 31, 2005 compared to 35.6% at December 31, 2004. This decrease in total expense ratio is due primarily to the increased premium volume of Darwin during 2005 compared to 2004.
      Other expenses. Other expenses were $1.1 million for the year ended December 31, 2005 compared to an expense $0.9 million for the year ended December 31, 2004, an increase of $0.2 million or 21.9%. These expenses are primarily attributable to Darwin’s long-term incentive plan. The increase in 2005 compared to 2004 is due to the improved operating results of Darwin generating an increase in the accrual for long-term incentive compensation payable to certain key employees of Darwin.
      Income tax expense (benefit). Income tax expense (benefit) incurred were $2.3 million for the year ended December 31, 2005 compared to $0.1 million for the year ended December 31, 2004, an increase of $2.2 million. The increase was due to the increased profitability at Darwin for the year ended December 31, 2005 compared to the year ended December 31, 2004 partially offset by a decrease in the effective tax rate. The effective tax rate decreased to 38.0% for the year ended December 31, 2005 from 60.6% for the year ended December 31, 2004. The decrease in effective tax rate was attributable to the reduction in the tax effect of state income.

Year Ended December 31, 2004 Compared to the Period March 3, 2003 to December 31, 2003
      Net earnings (loss). Darwin reported net earnings of $48,000 for the year ended December 31, 2004 compared to a net loss of $2.3 million for the period March 3, 2003 to December 31, 2003. The increase in net earnings is due to significant increases in net premiums earned and net investment income partially offset by an increase in total costs and expenses in 2004 compared to 2003. Darwin began its operations in March 2003 and began writing business in mid-2003. Darwin reported a combined ratio of 99.9% in 2004 compared to a combined ratio of 186.5% for the period March 3, 2003 to December 31, 2003. This improvement is primarily attributable to a significant increase in net premiums written across all lines of business, partially offset by increased losses and LAE and underwriting expenses attributable to this premium growth. In addition, an improvement in the total expense ratio to 35.6% in 2004 from 121.3% in 2003 contributed to the improvement in the combined ratio. Darwin’s 2003 net loss of $2.3 million and total expense ratio of 121.3% reflect organizational build-up expenses incurred to support premium levels.

      Gross premiums written. Gross premiums written were $100.5 million for the year ended December 31, 2004 compared to $24.2 million for the period March 3, 2003 to December 31, 2003, an increase of $76.3 million or 315.7%. The increase in gross premiums written reflects significant growth across all Darwin lines of business. Of the $100.5 million of gross premiums written in 2004, approximately $39.3 million was attributable to Medical Malpractice Liability business, $36.7 million was attributable to E&O business and $24.5 million was attributable to D&O business. The increase in premiums written across all lines of business was primarily due to Darwin’s writing business for all of calendar year 2004 compared to only a portion of calendar year 2003, our first year of operations. Our new business writings in 2004 for Medical Malpractice Liability were $35.2 million, and renewals were approximately $4.1 million. The average rate increased 4.4% for our Medical Malpractice Liability business in 2004. Our new business writings in 2004 for E&O were $26.3 million, and renewals were approximately $10.2 million. The average rate remained relatively constant for our E&O business writings in 2004. Our new business writings in 2004 for D&O were $18.3 million, and renewals were approximately $6.4 million. We experienced a decrease in our average rate for our D&O writings in 2004 of 7.9% primarily due to competitive pricing pressures in this line of business.
      Ceded premiums written. Ceded premiums written were $30.0 million for the year ended December 31, 2004 compared to $6.0 million for the period March 3, 2003 to December 31, 2003, an increase of $24.0 million or 400.7%. The ratio of ceded premiums to gross premiums written was 29.8% for the year ended December 31, 2004 compared to 24.8% for the period March 3, 2003 to December 31, 2003. The increase in the proportion of our gross premiums written ceded to reinsurers was primarily attributable to an increase in our Medical Malpractice Liability line of business as a percentage of our total premium writings for 2004 compared to 2003. We purchase excess of loss reinsurance on our Medical Malpractice Liability line of business at lower attachment points than our other lines of business. An attachment point is the critical point in the total amount of one or more claims above which an excess insurer or a reinsurer pays claims or a portion thereof.
      Net premiums written. Net premiums written were $70.5 million for the year ended December 31, 2004 compared to $18.2 million for the period March 3, 2003 to December 31, 2003, an increase of $52.3 million or 287.7%. The growth in net premiums written is attributable to the growth in gross premiums written, partially offset by premiums ceded to our reinsurers.
      Net premiums earned. Net premiums earned were $46.1 million for the year ended December 31, 2004 compared to $4.1 million for the period March 3, 2003 to December 31, 2003, an increase of $42.0 million. The increase in net premiums earned is attributable to the growth in net premiums written across all lines of business. The ratio of net premiums earned to net premiums written was 65.4% for the year ended December 31, 2004 compared to 22.6% for the period March 3, 2003 to December 31, 2003. The increase in the proportion of our net premiums earned to our net premiums written in 2004 was attributable to premiums earned from a full year of premiums written in 2004 compared to premiums written in a portion of calendar year 2003, as well as the unearned portion of 2003 writings that were earned in 2004. During 2003, earned premiums were generated from only the 2003 net premiums written as it was the company’s first year of operations.
      Net investment income. Net investment income increased to $0.9 million for the year ended December 31, 2004 compared to $11,000 for the period March 3, 2003 to December 31, 2003, an increase of $0.9 million. This increase in net investment income was the result of an increase in average invested assets, primarily due to the growth in our business and capital contributions from Alleghany in the amount of $35.8 million. During 2003, the Company’s first year of operations, cash flows from operations were sufficient to operate the business but not for the establishment of an investment portfolio.
      Losses and LAE incurred. Losses and LAE incurred were $29.6 million for the year ended December 31, 2004 compared to $2.7 million for the period March 3, 2003 to December 31, 2003, an increase of $26.9 million. Losses and LAE incurred increased over the prior year due to the estimated losses on the increase in premium volume in 2004 compared to 2003, offset by actual and anticipated reinsurance recoveries (including a provision for recoveries on incurred but not reported losses). As Darwin commenced operations in 2003, it has limited claims experience on which to base its loss and LAE reserves. Until sufficient claims experience exists, Darwin’s management and outside actuaries have primarily used industry data related to the lines of business underwritten by Darwin, and to a lesser extent its own claims experience, to establish reserves and estimated ultimate incurred losses. Darwin’s loss ratio for the year ended December 31, 2004 decreased to 64.3% compared to 65.2% for the period March 3, 2003 to December 31, 2003. This decrease was primarily due to the change in our mix of business and the corresponding change in the estimate of losses recoverable on our reinsurance contracts which vary by class of business.
      Commissions and brokerage expenses. Commissions and brokerage expenses were $6.2 million for the year ended December 31, 2004 compared to $0.5 million for the period March 3, 2003 to December 31, 2003, an increase of $5.7 million. The commissions and brokerage expense ratio to net premiums earned increased to 13.4% for the year ended December 31, 2004 compared to 12.2% for the period March 3, 2003 to December 31, 2003. The increase in commissions and brokerage expenses is attributable to growth in net premiums earned and changes in our mix of business.
      Other underwriting, acquisition and operating expenses. Other underwriting, acquisition and operating expenses were $10.2 million for the year ended December 31, 2004 compared to $4.5 million for the period March 3, 2003 to December 31, 2003, an increase of $5.7 million or 127.7%. The other underwriting, acquisition and operating expense ratio to premiums earned decreased to 22.2% for the year ended December 31, 2004 compared to 109.1% for the period March 3, 2003 to December 31, 2003. This decrease is due to our increased premium volume during 2004 compared to 2003.
      Darwin’s total expense ratio decreased to 35.6% for the year ended December 31, 2004 compared to 121.3% for the period March 3, 2003 to December 31, 2003. This decrease is due to the increased premium volume in 2004.
      Other expenses. Other expenses were $0.9 million for 2004 and are primarily attributable to Darwin’s long-term incentive plan. The increase in other expenses for the year ended December 31, 2004 compared to the period March 3, 2003 to December 31, 2003 is due to the improved operating results of Darwin generating an increase in the accrual for long-term incentive compensation payable to certain employees and management of Darwin.
      Income tax expense (benefit). Income tax was $0.1 million for the year ended December 31, 2004 compared to a benefit of $1.2 million for the period March 3, 2003 to December 31, 2003, an increase of $1.3 million. The increase in income tax expense is due primarily to the improved operating results at Darwin for the year ended December 31, 2004 compared to the period March 3, 2003 to December 31, 2003 (our first year of operations) and an increase in the effective tax rate. The effective tax rate was 60.6% for the year ended December 31, 2004 compared to 34.3% for the period March 3, 2003 to December 31, 2003. The increase in the effective tax rate was primarily due to the impact of state income taxes.
Liquidity and Capital Resources

DPUI Only
      General. Upon completion of our reorganization on January 1, 2006, DPUI became the ultimate parent of Darwin Group, DNA and Darwin Select. DPUI provides underwriting, claims, management, and administrative services to DNA and Darwin Select in exchange for management fees. The management fees are determined based upon agreements between DPUI and each of DNA and Darwin Select, which have been filed with and approved by the insurance departments responsible for regulatory oversight of each of such insurance companies. These agreements provide for payments to DPUI at a rate equal to 32.0% of gross premiums written on business produced by DPUI and written on the policy of the relevant insurance company or, if lower, in an allocable amount based upon the total operating expense actually incurred by DPUI. Additional payment to DPUI is due upon the achievement of profitability levels that would trigger a payout under our Long-Term Incentive Plan (LTIP). See “Management — Long-Term

Incentive Plan.” For the period March 3, 2003 to December 31, 2003, our first year of operation, expenses exceeded 32.0% of gross premiums written on business produced by DPUI. In 2003, we made up the shortfall by selling shares of our Series A Preferred Stock to Alleghany for cash proceeds of approximately $2.1 million.
      Dividends. State insurance laws restrict the ability of our insurance company subsidiaries to declare dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Further, prior approval of the insurance department of its state of domicile is required before either of our insurance company subsidiaries can declare and pay an “extraordinary dividend” to us.
      DNA is domiciled in Delaware. Under Delaware law, DNA may not pay an “extraordinary” dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Delaware (“Delaware Commissioner”) has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, DNA must provide notice to the Delaware Commissioner of all dividends and other distributions to stockholders within five business days after declaration and at least ten days prior to payment. Since DNA operated at a statutory loss in 2005 and has no earned surplus, no dividend distribution can be paid by DNA to DPUI in 2006.
      Darwin Select is domiciled in Arkansas. Under Arkansas law, Darwin Select may not pay an “extraordinary” dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Arkansas (“Arkansas Commissioner”) has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, Darwin Select must provide notice to the Arkansas Commissioner of all dividends and other distributions to stockholders within fifteen business days after the declaration thereof. Darwin Select has approximately $2.2 million available in 2006 for such dividends to DNA without prior approval of the Commissioner. DNA would not be permitted to dividend this amount to DPUI. Darwin Select did not pay any dividends in 2005.
      Credit Agreements. We currently have no debt outstanding and no credit facilities. We are not party to any off-balance sheet arrangements. We believe that Darwin has sufficient liquidity and financial resources to meet its business obligations for the foreseeable future.

Darwin Consolidated Financial Position
      Capital Resources. In 2005, Darwin Group received capital contributions of $160.2 million from Alleghany. These funds were in turn contributed to DNA to fund the acquisition of Darwin Select and to provide additional capital to DNA to support its insurance writings and provide sufficient capital to achieve a stand-alone financial strength rating of “A-” (Excellent) from A.M. Best. In 2004, Darwin Group received capital contributions of $35.8 million from Alleghany. These funds were utilized for the acquisition of DNA. Particularly for companies that have limited operating histories like us, A.M. Best’s rating methodology incorporates a conservative view of business risks and balance sheet position, with the result that we currently hold capital that we believe is significantly in excess of the level required to support our current premium volume. We expect that this additional capital will be available to support our future growth.

      Cash Flows. We have three primary types of cash flows: (1) cash flows from operating activities, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) cash flows from investing activities related to the purchase, sale and maturity of investments, and (3) cash flows from financing activities that impact our capital structure, such as capital contributions, changes in paid-in capital and shares outstanding.
      For the quarter ended March 31, 2006, there was a net decrease in cash of $4.1 million as the Company transferred cash balances into fixed maturities. Cash flow from operating activities decreased in the first quarter of 2006 compared to the first quarter of 2005, due primarily to the timing and amount of payments made to the Company’s reinsurers for reinsurance premiums in the first quarter of 2006 as compared to 2005. Cash flows used in investing activities increased in the first quarter of 2006 as compared to the first quarter of 2005 as the Company continued to invest the funds from the capital contribution made by Alleghany in the fourth quarter of 2005. There were no cash flows from financing activities during the first quarter of 2006 or 2005. Cash flows from operating activities increased during the year ended December 31, 2005 compared to 2004 due to an increase in premium volume and limited paid loss activity on current and prior accident years. Cash flows used for investment activities increased during the year ended December 31, 2005 compared to 2004 due to the investment of cash flows generated from operating and financing activities. Cash flows from financing activities for the year ended December 31, 2005 increased compared to the year ended December 31, 2004 due to the capital contributions received from Alleghany described above. The following table summarizes these cash flows for the quarters ended March 31, 2006 and 2005 and the years ended December 31, 2005 and 2004:

	Three months ended
	March 31,		Year ended December 31,
	2006	2005	2005	2004

	(Dollars in thousands)
Cash flows from operating activities	$23,401	30,748	$69,065	$43,332
Cash flows used in investing activities	(27,513)	(16,095)	(224,082)	(86,731)
Cash flows from financing activities	—	—	160,240	35,791

Net increase (decrease) in cash	$(4,112)	$14,653	$5,223	$(7,608)

      At March 31, 2006, we had cash, short-term investments and other investments of $345.4 million including cash, short-term investments and fixed maturities due within one year of approximately $126.3 million and fixed maturities of $54.5 million maturing within one to five years. Total cash, short-term investments and fixed maturities due within one year represent 36.6% of Darwin’s total investment portfolio and cash balances at March 31, 2006. At December 31, 2005, we had cash, short-term investments and other investments of $315.1 million. Included in our portfolio were cash, short-term investments and fixed maturities due within one year of approximately $202.8 million and fixed maturities of $37.0 million maturing within one to five years. Total cash, short-term investments and fixed maturities due within one year represent 64.4% of Darwin’s total investment portfolio and cash balances at December 31, 2005. This amount was a significant portion of our total portfolio at December 31, 2005 due to the timing of funds received in the fourth quarter of 2005. These funds included a capital contribution from Alleghany of $135 million and the receipt of net cash of $84.1 million from the Capitol Companies in exchange for DNA’s assumption of responsibility for the insurance business produced by DPUI and written on policies of the Capitol Companies. In accordance with our investment guidelines, our external investment manager has begun to purchase longer-duration fixed maturities with these funds. We believe that cash generated by operations and cash generated by investments will provide sufficient sources of liquidity to meet our anticipated needs over the foreseeable future.
      Capital Transactions. Effective as of January 1, 2006, 197,178 shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of $197.2 were issued to Alleghany in exchange for all of the outstanding common stock of Darwin Group held by Alleghany. In addition, Alleghany exchanged its 6,600,000 shares of common stock of DPUI for 9,560 additional shares of Series A Preferred Stock having an additional aggregate liquidation preference of $0.2 million.

      Contractual Obligations. We have certain obligations to make future payments under contracts and commitments. At March 31, 2006, certain long-term aggregate contractual obligations and commitments were as follows:

			More than	More than
			1 Year but	3 Years but	More than
Contractual Obligations	Total	Within 1 Year	Within 3 Years	Within 5 Years	5 Years

	(Dollars in thousands)
Operating lease obligations	$3,810	$528	$1,383	$1,470	$429
Other long-term liabilities reflected on consolidated balance sheet under GAAP(1)	2,165	—	1,375	766	24
Loss and LAE reserves	166,486	33,015	67,861	32,868	32,742

Total	$172,461	$33,543	$70,619	$35,104	$33,195

(1)	Other long-term liabilities primarily reflect Darwin’s long-term incentive plan obligations.
      Darwin has obligations to make certain payments for losses and LAE pursuant to insurance policies we issue. These future payments are reflected as reserves on our financial statements. With respect to reserves for losses and LAE, there is typically no minimum contractual commitment associated with insurance contracts and the timing and ultimate amount of actual claims related to these reserves is uncertain. For additional information regarding reserves for losses and LAE, including information regarding the timing of payments of these expenses, see “— Critical Accounting Estimates — Loss and LAE Reserves.”
      Investments. We utilize a third-party investment manager, General Re-New England Asset Management, to manage our investments. We have provided our investment manager with investment guidelines and our board of directors reviews our investment performance and the investment manager’s compliance with our investment guidelines on a quarterly basis. We believe that we have a conservative approach to our investment and capital management strategy with an objective of providing a stable source of income and preserving capital to offset underwriting risk. We maintain an investment portfolio representing funds that have not yet been paid out as claims, as well as the capital we hold for our stockholders. As of March 31, 2006, our investment portfolio had a fair value of $339.3 million. The increase in invested assets at March 31, 2006 when compared to December 31, 2005 was primarily due to cash flows from operations and the investing of funds received in connection with the fourth quarter 2005 capital contribution received from Alleghany. As of December 31, 2005 our investment portfolio had a fair value of $304.9 million. Invested assets at December 31, 2005 increased by $223.1 million, from $81.8 million at December 31, 2004 primarily due to our capital contribution from Alleghany and the receipt of cash from the Capitol Companies in exchange for our assumption of responsibility for the insurance business produced by DPUI and written on policies of the Capitol Companies. Our investment portfolio consists of fixed maturities and short-term investment securities. We currently do not have any equity securities in our portfolio.

      The following table presents the dollar and percentage distributions for the first quarter of 2006 and each of the last two years:

	At March 31,		At December 31,		At December 31,
	2006		2005		2004

	Fair		Fair		Fair
	Value	%	Value	%	Value	%

	(Dollars in thousands)
Fixed maturities:
U.S. Government and government agencies	$15,839	4.7%	$15,932	5.2%	$38,237	46.7%
State and municipal	80,080	23.6%	31,000	10.2%	11,752	14.4%
Mortgage/asset-backed securities	64,720	19.1%	39,204	12.8%	8,510	10.4%
Corporate and other	66,863	19.7%	34,634	11.4%	7,841	9.6%

Total fixed maturities	227,502	67.1%	120,770	39.6%	66,340	81.1%
Short-term investments	111,759	32.9%	184,088	60.4%	15,460	18.9%

Total investments	$339,261	100.0%	$304,858	100.0%	$81,800	100.0%

      The following table presents the book and tax-equivalent yield on all investments for the first quarter of each of 2006 and 2005 and for each of the last two years:

	For the		For the
	Quarter Ended		Years Ended
	March 31,		December 31,

	2006	2005	2005	2004

Book yield on all investments	4.51%	2.88%	4.20%	2.62%

Tax-equivalent yield on all investments	4.97%	3.00%	4.39%	2.78%

      The table below compares total returns on our fixed maturities to comparable public indices. While there are no directly comparable indices to our portfolio, the Lehman Universal Bond Index is a widely used industry benchmark. Both our performance and the indices include changes in unrealized gains and losses.

	For the				For the
	Quarter Ended				Years Ended
	March 31,				December 31,

	2006		2005		2005	2004

Total return on fixed maturities	0.56%		0.15%		2.89%	1.92%

Lehman intermediate aggregate	(0.25%	)	(0.56%	)	2.01%	3.74%

      Our fixed-income portfolio is invested in investment grade bonds. The National Association of Insurance Commissioners (NAIC) assigns ratings that range from Class 1 (highest quality) to Class 6

(lowest quality). The following table shows our fixed income portfolio by independent rating agency and comparable NAIC designations as of March 31, 2006, and December 31, 2005 and 2004:

		March 31, 2006			2005			2004

	NAIC	Amortized	Fair	%	Amortized	Fair	%	Amortized	Fair	%
Rating(1)	Designation	Cost	Value	Total	Cost	Value	Total	Cost	Value	Total

	(Dollars in thousands)
AAA	1	$152,411	$151,012	66.3%	$82,850	$82,772	68.5%	$58,172	$58,174	87.7%
AA +	1	4,282	4,263	1.9%	2,133	2,159	1.8%	—	—	0.0%
AA	1	12,569	12,492	5.5%	3,906	3,920	3.2%	613	618	1.0%
AA -	1	6,742	6,716	3.0%	6,977	6,996	5.8%	1,375	1,380	2.1%
A +	1	17,786	17,710	7.8%	8,804	8,784	7.3%	2,061	2,059	3.1%
A	1	18,529	18,316	8.0%	8,316	8,332	6.9%	1,550	1,544	2.3%
A -	1	16,713	16,511	7.3%	7,348	7,323	6.1%	2,083	2,082	3.1%
BBB	2	498	482	0.2%	498	484	0.4%	497	483	0.7%

		$229,530	$227,502	100.0%	$120,832	$120,770	100.0%	$66,351	$66,340	100.0%

(1)	Ratings are the lowest rating assigned by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or Moody’s Investors Service. Where not available from either rating agency, ratings are determined by other independent sources.
      The maturity distribution of fixed maturities held as of March 31, 2006 and December 31, 2005 and 2004 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At March 31,		At December 31,		At December 31,
	2006		2005		2004

	Fair		Fair		Fair
	Value	%	Value	%	Value	%

	(Dollars in thousands)
Due in one year or less	$8,376	3.7%	$8,399	7.0%	$31,233	47.1%
Due after one year through five years	54,507	24.0%	36,977	30.6%	20,679	31.2%
Due after five years through ten years	25,497	11.2%	7,713	6.4%	3,880	5.8%
Due after ten years	74,402	32.7%	28,477	23.6%	2,038	3.1%
Mortgage/asset-backed securities	64,720	28.4%	39,204	32.4%	8,510	12.8%

Total fixed maturities	$227,502	100.0%	$120,770	100.0%	$66,340	100.0%

      Our fixed-income investment portfolio is currently invested in securities with short-term maturities to minimize interest rate risk in anticipation of rising interest rates. As of March 31, 2006, the average option adjusted duration of our fixed-income portfolio was 3.20 years compared to 1.57 years as of December 31, 2005 and 1.29 years as of December 31, 2004. The increase in our duration in the first quarter of 2006 was due to the investing of the funds from the capital contribution made by Alleghany in the fourth quarter of 2005. The concept of average option adjusted duration takes into consideration the probability of having the various call features associated with many of the fixed-income investments we hold exercised. Fixed maturities are frequently issued with call provisions which provide the option of accelerating the maturity of the security at the option of the issuer.

Impairments of Investment Securities
      We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery.
      An investment in a fixed maturity which is available for sale is impaired if its fair value falls below its amortized cost, and the decline is considered to be other-than-temporary. Darwin’s assessment of a decline in fair value includes a current judgment as to the financial position and future prospects of the issuing entity of the security, the length of time and extent to which fair value has been below cost, and Darwin’s ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery. As of March 31, 2006 and December 31, 2005 and 2004, Darwin did not own any fixed maturities which were considered to be impaired.
      The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of March 31, 2006. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Less than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

	(Dollars in thousands)
Type of investment
U.S. Government bonds	$3,555	$(104)	$12,284	$(182)	$15,839	$(286)
State and municipal bonds	61,808	(635)	2,489	(49)	64,297	(684)
Mortgage/asset-backed securities	38,723	(361)	6,488	(145)	45,211	(506)
Corporate bonds and notes	52,423	(441)	7,332	(186)	59,755	(627)

Total fixed maturities	$156,509	$(1,541)	$28,593	$(562)	$185,102	$(2,103)

      The majority of the unrealized losses on fixed maturity securities are interest rate related. Each of the fixed maturity securities with an unrealized loss at March 31, 2006 has a fair value that is greater than 93.5% of its amortized cost. Of the 52 securities that have been in an unrealized loss position for longer than 12 months, 26 are U.S. Treasury securities and each of the remaining securities has a fair value that is greater than 93.5% of its amortized cost. None of the fixed maturity securities with unrealized losses have ever missed, or been delinquent on, a scheduled principal or interest payment, and none are rated below investment grade. Based on management’s review of the factors above, no securities are considered to be other-than-temporarily impaired.

Quantitative and Qualitative Disclosures About Market Risk
      Market risk is the risk of loss from adverse changes in market prices and rates, such as interest rates, foreign currency exchange rates and commodity prices. The primary market risk related to Darwin’s non-trading financial instruments is the risk of loss associated with adverse changes in interest rates. The investment portfolios of Darwin may contain, from time to time, debt securities with fixed maturities that are exposed to risk related to adverse changes in interest rates as well as equity securities which are subject to fluctuations in market value. Darwin has purchased no equity securities to date and holds its debt securities as available for sale. Any changes in the fair value in these securities, net of tax, would be reflected in Darwin’s accumulated other comprehensive income as a component of stockholders’ equity.

      The table below presents a sensitivity analysis of the debt securities of Darwin that are sensitive to changes in interest rates. Sensitivity analysis is defined as the measurement of potential changes in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates over a selected time. In this sensitivity analysis model, we measure the potential change of a +/- 300 basis point range of change in interest rates to determine the hypothetical change in fair value of the financial instruments included in the analysis. The change in fair value is determined by calculating hypothetical March 31, 2006 ending prices based on yields adjusted to reflect a +/- 300 basis point range of change in interest rates, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the principal amount of the security.
Sensitivity Analysis
At March 31, 2006

Interest Rate Shifts (in basis points)	-300	-200	-100	0	100	200	300

	(Dollars in thousands)
Fixed Maturities
Portfolio value	$250,639	$242,563	$234,942	$227,502	$220,244	$213,328	$206,776
Change	23,137	15,061	7,440	—	(7,258)	(14,174)	(20,726)
% Change	10.2%	6.6%	3.3%	0.0%	(3.2)%	(6.2)%	(9.1)%

Recent Accounting Pronouncements
      In September 2005, the Accounting Standards Executive Committee issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-01). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs (DAC) (which are the costs that vary with and are primarily related to the acquisition of new and renewal insurance policies including commissions and certain other underwriting expenses) on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature of coverage within a contract.
      SOP 05-1 is effective for Darwin beginning in calendar year 2007, with earlier adoption encouraged. Darwin has evaluated the effect of SOP 05-1 and believes it will not have a significant impact on its operations or financial condition.

BUSINESS
Overview
      We are a specialty insurance group, focused on the professional liability insurance market and related lines. We currently focus on three broad professional liability lines of business:

•	Directors and Officers (“D&O”)

•	Errors and Omissions (“E&O”)

•	Medical Malpractice Liability
      Our principal objective is to create and sustain superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles. We believe that this is best accomplished by consistently growing our small and middle market business, while taking advantage of opportunities presented by larger accounts in the professional liability insurance market.
      Since our formation in March 2003, we have grown our business to produce $165.8 million of gross premiums written in calendar year 2005 and $59.9 million of gross premiums written in the first quarter of 2006. Despite our significant growth over the last three years, we believe that we continue to have a substantial opportunity to penetrate the market for our target lines of business, which we estimate exceeds $20 billion in annual premium volume. Although, at any given time, our focus will be on those portions of this estimated $20 billion market that present the greatest opportunities, we believe that our existing market share (currently under 1%) allows for significant future growth.
      Stephen Sills, our President and Chief Executive Officer, and Alleghany formed DPUI in March 2003 as an underwriting manager for the Capitol Companies, pending the establishment or acquisition of a separate insurance carrier for our business (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our History”). We wrote our first policy in the spring of 2003. We believe that the timing of our market entry was favorable, and allowed us to quickly establish a presence in our target markets, particularly D&O for public companies, Medical Malpractice Liability, managed care E&O and insurance agents E&O. We believe that, at the time we entered the market, these classes of business were attractively priced as a result of prior industry losses and that we were able to achieve the benefits of corrective pricing and policy terms without having sustained the losses that produced these market corrections. We were also able to develop our insurance systems using current technology, which we believe provides us with a competitive advantage compared to insurance companies that are encumbered by older systems and processes.
      Since our formation in March 2003, we have focused on underwriting professional liability coverages in the D&O, E&O and Medical Malpractice Liability lines. Although most of 2003 was dedicated to building a strong management team and to other organizational, regulatory and administrative matters, we generated gross premiums written of $24.2 million during the period from our formation in March 2003 to December 31, 2003. We generated gross premiums written of $100.5 million in 2004, our first full year of operations and $165.8 million in 2005. In addition, we generated $59.9 million of gross premiums written for the quarter ended March 31, 2006, compared to $33.9 million of gross premiums written for the quarter ended March 31, 2005. Our insurance company subsidiaries are currently rated “A-” (Excellent) by A.M. Best.
      The executives who founded and continue to lead our company have significant experience in the insurance industry in general, and particularly in the specialty lines of business that we write. Five of the seven executives who constitute our management team, including Mr. Sills, worked together at Executive Risk Inc., a specialty insurance company that was acquired by The Chubb Corporation in 1999.
      We are currently owned 90% by Alleghany and 10% by our management (with management’s equity interest held through a restricted stock plan). After giving effect to the offering and the use of the net proceeds of the offering to reduce Alleghany’s ownership interest in us (see “Use of Proceeds”), we expect that Alleghany will own approximately 59.6% of our outstanding common shares and our management will own approximately 9.7% of our outstanding common shares (excluding shares of common stock underlying options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to key employees at the time this offering is completed, and also excluding any shares that may be purchased by members of management in the offering).
      Our insurance group includes both an admitted company (DNA) and a surplus lines company (Darwin Select) (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our History”). These companies provide us with the ability to write business both on an admitted basis and on a surplus lines basis. Surplus lines insurance covers risks that do not fit the underwriting criteria of standard, admitted carriers, usually because of the perceived risk associated with aspects of the insured’s business. In contrast to an admitted insurance company, which is required to be licensed in each state where it writes insurance, a surplus lines insurance company does not have to apply for and maintain a license in each state where it writes insurance, but it is either required to meet suitability standards or else is subject to approval under each particular state’s surplus lines laws in order to be an eligible surplus lines insurance company. Because insureds in the surplus lines market are generally considered higher risk, surplus lines carriers generally offer more restrictive coverage at higher prices than would be offered by the standard market. Because of their greater flexibility, we usually prefer to use surplus lines policies where they are legally authorized and accepted by the market.
      In November 2005, Alleghany contributed $135 million to Darwin Group, which was subsequently contributed by Darwin Group to its wholly-owned subsidiary DNA (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our History”). This capital infusion resulted in total GAAP equity for Darwin of approximately $200 million and enabled DNA, which previously had been rated on a “reinsured” basis based upon its relationship with the Capitol Companies, to obtain an independent “A-” (Excellent) rating from A.M. Best and enabled Darwin Select to obtain an “A-” (Excellent) rating on a reinsured basis (based on DNA’s relationship with Darwin Select). We believe that this level of capital provides us with a conservative balance sheet relative to our net premiums written of $100.7 million in 2005, particularly when taking into consideration the fact that we did not write any insurance business prior to 2003.
Our Competitive Strengths
      We believe that our competitive strengths include:
           Proven Leadership and Experienced Management. Our executive officers have significant experience in the insurance industry in general, and particularly in the specialty lines of business that we write. Our President and Chief Executive Officer, Stephen Sills, has more than 25 years of insurance industry experience and is the former Chief Executive Officer of Executive Risk Inc. (now a subsidiary of The Chubb Corporation). Under his leadership, Executive Risk Inc. grew from a small, private D&O facility into a leading, publicly-traded specialty lines insurance carrier. Five of the seven executives who constitute our management team, including Mr. Sills, worked together at Executive Risk Inc. The seven members of our senior management team have an average of 24 years of experience in the insurance industry. We believe that we have attracted superior management and a talented workforce, creating an environment that is innovative, disciplined, energetic and team-oriented.
           Specialized Product Offerings and Underwriting Expertise. We focus on specialty professional liability products. Our targeted focus allows us to understand the unique needs of our customers and to tailor products and services to meet their needs. It also allows us to identify opportunities, such as underserved markets, where, in our judgment, the perception of risk is greater than the actual risk. We believe that this focus and specialization also allows us to recognize problems quickly so that we are able to address them promptly. Although we concentrate on specialty markets, we have diverse products and customers within our product lines. We believe that our specialty focus, disciplined underwriting, collaborative processes and entrepreneurial culture facilitate our ability to bring new product offerings to market quickly and that, taken together, these factors position us to write profitable business through all market cycles.

           Our Knowledge of the Healthcare Industry. We have a team of professionals dedicated to the specialty insurance needs of the healthcare industry, one of the largest and fastest growing industries in the country. The expertise of these professionals extends across all three of our major lines of business and includes professionals with underwriting, claims, risk management and actuarial backgrounds. We believe that our dedicated team of experienced professionals and our track record in developing insurance solutions for the healthcare industry provide us with a competitive advantage.
           Focused Distribution. We are very selective in choosing our distribution partners. We have developed a network of approximately 140 distribution partners (including two program administrators) that focuses on the lines and classes of business in the professional liability insurance market that we find attractive. In choosing our distribution partners, we look for technical expertise; a shared commitment to excellent service (including value-added elements like risk management and loss control); an ability to significantly penetrate the portion of the distributor’s business that is of greatest interest to us; and a willingness to innovate with us in new technologies, processes and products. During 2005, we received approximately 15,100 submissions from our producers (exclusive of business submitted to our two program administrators). Of these submissions, approximately 4,590 risks satisfied our underwriting guidelines and were quoted, and we ultimately bound 1,454 of these risks (9.6% of submissions), compared to 5.5% of submissions bound (13,800 submissions and 761 risks bound) in 2004, when we accepted submissions from a larger number of producers.
           Innovative Use of Technology. We have developed our systems platform using current technology that we believe maximizes the effectiveness and flexibility of our key functions, including underwriting, claims, finance and accounting. This technology platform facilitates significant “real-time” management reporting capability and allows us to interact efficiently with our distribution partners. We have developed and recently rolled out i-bind, our web-based underwriting system, to selected distribution partners. i-bind is an underwriting system that allows on-line policy submission, rating, quoting, proposal and binder issuance. i-bind is a dynamic application that only asks for relevant information based on prior answers and provides intelligent underwriting through more than 4,000 rules that are embedded in the system. i-bind was a finalist for the A.M. Best 2005 E-Fusion Award for innovative use of technology.
           Excellent Ratings. Our insurance company subsidiaries are rated “A-” (Excellent) by A.M. Best. “A-” (Excellent) is the fourth highest rating of A.M. Best’s 16 rating categories. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders, and our subsidiaries’ ratings are not evaluations directed to the protection of investors. A.M. Best’s opinions are derived from an evaluation of a company’s balance sheet strength, operating performance and business profile. We believe that our ratings provide us with a competitive advantage over lower-rated or unrated insurance companies in establishing lasting relationships with our distribution partners and in marketing to insureds.
           Conservative Balance Sheet. As of December 31, 2005, we had stockholders’ equity of $197.4 million, with $100.7 million of net premiums written in 2005. We believe that our capital base is sufficient to support a significantly greater volume of net premiums than we currently write. Additionally, we believe that our investment portfolio is conservative. As of December 31, 2005, our investment portfolio was entirely invested in cash and fixed-income securities that had an average duration of 1.55 years, and 93.5% of the fixed-income securities had a quality rating of A or higher from S&P. As of March 31, 2006, cash and fixed-income securities had an average duration of 2.96 years. As of March 31, 2006, we held $227.5 million of fixed-income securities, with 92.5% having a quality rating of A or higher from S&P.
Our Strategy
      We have developed strategies that we believe will assist us in achieving our objective of creating and sustaining superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles. These strategies include:
           Manage a Balanced Book of Business. We strive to balance our three broad lines of business (D&O, E&O and Medical Malpractice Liability), while focusing on growing our small and mid-sized account business, which we believe will maintain more consistent profitability over sustained periods. This includes:

•	Balancing our three broad lines of business (D&O, E&O and Medical Malpractice Liability). In a market where all of our three lines of business are performing similarly, our goal is for each of these lines to constitute 30-40% of our total business. However, in a market where, in our view, conditions are more favorable in some of our lines than in others, our weighting among our three lines will change in order to favor those lines of business with the most positive market conditions.

•	Consistently growing our small and mid-sized account business while carefully managing our larger accounts. Over the long term, we want to continue to expand our small and middle market business, which we believe will maintain more consistent profitability over sustained periods. The U.S. Small Business Administration, in a report to the President for 2004, estimated that there were approximately 21.3 million non-farm small businesses in the U.S. We believe that small businesses represent a significant market opportunity for Darwin and that i-bind will assist us and our distribution partners in producing and managing small account business in a cost-effective manner. However, when market conditions warrant, we plan to selectively write profitable larger accounts.
           Focus on Underwriting Profitability. We believe that sustained profitability requires careful class of business and individual risk selection, as well as the consistent monitoring of underwriting results, identification of trends and implementation of corrective action when necessary. We believe that our management reporting capability enhances our ability to monitor our results and to make timely and accurate decisions so as to manage our business profitably. As part of the monitoring of our business, we hold regularly scheduled “roundtable” reviews of underwriting risks; engage in price monitoring discussions among our underwriting, claims and actuarial groups, as well as senior management; conduct claim reviews, including quarterly meetings of claims, actuarial and underwriting personnel and senior management to review serious claims and claims with the potential to become serious; and perform periodic audits of the claims and underwriting functions. We believe that these processes are enhanced by our collaborative culture and by the substantial centralization of our core functions at our headquarters in Farmington, Connecticut. In addition, our commitment to underwriting profitability is augmented by management’s equity ownership interest in us and by the incentive compensation structure for our key employees, which ties bonus compensation to long-term underwriting results.
           Limit Commodity Business. We seek to avoid business where our products and services are interchangeable with those of our competitors. Such commodity relationships are difficult to sustain and, generally, are profitable only during the most favorable market conditions. We limit commodity business by:

•	Emphasizing primary and first excess layer business. We believe that, at these attachment points, we have more influence over terms, conditions, rates, and handling of claims, and that our greater degree of involvement in these matters enables us to form stronger relationships with customers.

•	Providing added value to insureds. We believe that we improve our profitability and enhance the “stickiness” (loyalty) of our producer and customer relationships by providing value-enhancing activities, such as risk management and loss control assistance, to insureds.

•	Constantly looking for “loose bricks.” We use “loose bricks” as a term-of-art for opportunities that arise from market dislocations such as inadequate or underserved markets, unmet need for innovation and speed, disparities between perception of risk and actual risk and competitor vulnerabilities. We seek to capitalize on the opportunities created by these market dislocations.
           Utilize Technology to Efficiently Operate our Business. As we have built our business, we have used current technology to automate operational functions and processes, and to automatically feed transactional data between systems. Presently, our underwriting, claims, financial reporting and accounts payable systems and processes benefit from these integrated transactional data transfers. We believe that our technology design and the absence of any legacy systems enable us to transact our business more efficiently, and to maintain high quality service levels with fewer employees, than would be needed if these processes and systems were not in place.
           Expand Use of i-bind Technology. We believe that i-bind has the potential to significantly assist us in the cost-effective production and underwriting of small account, small premium professional liability business. Historically, on-line systems have been limited in their use and functionality with regard to the professional liability lines, and the production of this business has been relatively expensive. The complexity of many of these coverages frequently requires the retail agent to seek the assistance of a wholesale agent who has a demonstrated market knowledge in the particular coverage. This business is relatively expensive to produce, as it combines a specialty product with lower average premiums and correspondingly lower commissions that may have to be split among producers. Because we believe that insurance purchasers want to have an agent or broker to advise them in connection with the purchase of specialty liability products, we have designed i-bind so that, rather than displacing any producer, it enables the producer to operate more efficiently.
           i-bind is designed to enhance relationships with our distribution partners by providing on-line, real time quoting and binding capability for the producers, seamless interaction between wholesaler, retailer and insurance carrier, flexible coverage options and intelligent underwriting–all accomplished quickly and efficiently. i-bind is a dynamic application that asks only for relevant information based on prior answers and provides intelligent underwriting through more than 4,000 rules embedded in the system.
           As of May 1, 2006, i-bind has been introduced on a limited basis to nine producers for our private and non-profit D&O products. We plan to enhance the system’s functionality (such as policy issuance, which is expected to be added by May 30, 2006) and to add additional products. We also plan to expand the number of distribution partners who can access the system.
           Collaborate with Distribution Partners to Generate Growth. We believe that our distribution relationships are strong, and that our close relationships with our select group of producers allow us to collaborate with them in the identification of “loose bricks” in our targeted classes. By working closely with our focused network of distribution partners, we believe that we have a significant opportunity to achieve future growth.
           Grow Responsibly into Our Capital Base. We believe that our capital base is sufficient to support a significantly greater volume of net premiums than we currently write. In 2005, we had net premiums written of $100.7 million, an increase of 42.8% over 2004. The ratio of net premiums written to statutory surplus is a common industry measure for capital utilization. Our ratio of net premiums written for 2005 to statutory surplus as of December 31, 2005 was 0.6. According to a study by A.M. Best of 214 insurers focused on commercial casualty coverages, the average ratio of net premiums written for 2004 to statutory surplus as of December 31, 2004 (the most recent year for which data is available) was 1.2. Based upon current market conditions, we believe that opportunities exist within our target markets to produce significant premium growth over the next three to five years. Over time, we will seek to deploy our capital more fully, while maintaining our focus on underwriting profitability. We also intend to maintain reinsurance buying and investment practices that will protect our balance sheet strength as we increase our volume of net premiums written relative to our capital base.
Industry Dynamics
      The property and casualty insurance business has historically been subject to cyclical fluctuations in pricing and availability of property and casualty insurance. “Soft” markets are characterized by excess capital and underwriting capacity, as well as pricing and policy terms and conditions that are relatively less favorable to insurers, resulting in intense premium rate competition, an erosion of underwriting discipline and poor operating performance. A “soft” market is eventually followed by a period of diminished underwriting capacity and greater underwriting discipline, with insurance companies exiting unprofitable areas of business and/or increasing their premium rates in order to improve operating performance. This phase of the cycle is generally referred to as a “hard” market.
      Although this cycle does affect the professional liability market lines of business on which we focus, the markets for these lines of business generally have separate dynamics and rarely move in lock step with one another. For example, the public D&O market recently has been impacted by corporate scandals, while the insurance agents E&O market has been impacted by natural disasters, and the managed care E&O market has been impacted by certain class-action litigation. In addition, we believe that, compared to the smaller and mid-sized accounts that we focus on, larger accounts are more impacted by market cycles, more volatile, and more difficult to write profitably over long periods of time. Conversely, we believe that smaller and mid-sized accounts, even though their loss patterns are generally more stable, benefit from rate increases in hard markets, while their rate decreases are more modest during softer periods. A survey sponsored by The Council of Insurance Agents & Brokers reports that, in the softening commercial property and casualty market that continued during the first quarter of 2006, rates for the average small account (defined as accounts with less than $25,000 in commission and fees) decreased by 1.6%, while rates for the average mid-sized account (defined as accounts with commissions and fees ranging from $25,000 to $100,000) decreased by 2.9% and rates for the average large account (defined as accounts with more than $100,000 in commissions and fees) decreased by 3.5%. The following chart from The Council of Insurance Agents & Brokers shows that, in a softening market over a three year period, the average decrease in rates for small accounts is more modest than the average decrease for mid-sized or large accounts.
Average Commercial Rate Changes by Account Size
      Our belief that losses are generally more stable in smaller and mid-sized risks than in larger risks is also supported by the 2005 Directors and Officers Liability Survey Report by Towers Perrin. According to that study, in general, both claims frequency (the average number of claims per participant) and claims susceptibility (the likelihood of incurring a claim) are directly tied to asset size. Entities with smaller asset sizes had significantly more favorable results than the larger asset size companies. The report noted a particularly strong correlation between entities with asset sizes below $100 million and a reduced susceptibility to and frequency of claims.

Admitted Business and Surplus Lines Business
      Our admitted company, DNA, is required to be licensed in each state where it operates. In general, an admitted carrier must file premium and rate schedules and policy or coverage forms for review and approval by the insurance regulators. In many states, an admitted carrier’s rates and policy forms must be approved prior to use, and insurance regulators have broad discretion in judging whether an insurer’s rates are adequate, not excessive and not unfairly discriminatory. In some states, commercial lines have been deregulated so that admitted insurers are able to write certain commercial risks without obtaining prior review or approval of rates and/or forms, although the content of the policy is still regulated.
      Our surplus lines carrier, Darwin Select, has freedom from rate and form review or approval requirements. This allows Darwin Select to implement a change in policy form, underwriting guidelines or rates for a product quickly, without regulatory approval.
      In general, because of their greater flexibility, we prefer to use surplus lines policies where they are legally authorized and accepted by the market. However, as described in the discussion of specific classes below, in states where there has been deregulation which allows DNA to write business without regulatory rate and form review or approval, we will write some classes on an admitted basis. If surplus lines are not authorized by regulators for certain business, or if market conditions make surplus lines unacceptable, then we issue policies on an admitted basis.
Our Products and Markets
      We group our products into the following lines of business: directors and officers liability (“D&O”), errors and omissions liability (“E&O”), and Medical Malpractice Liability. Within each of these lines of business we target specific classes that we believe exhibit adequate pricing and favorable terms and conditions. As we have grown, we have expanded the number of classes in which we do business. For example, we added the Psychiatrist class to our Medical Malpractice Liability line in 2004 and the Municipal Entity and Public Officials class to our E&O line of business in 2005 because we were able to contract with program administrators who have expertise in these classes. Additionally, we added the Miscellaneous Medical Facilities class to our Medical Malpractice Liability line in 2004, the Technology class to our E&O line in 2005 and the Insurance Company class to our E&O line in 2006, in each case, by hiring professionals with expertise in those areas to take advantage of opportunities that we believed were emerging in those markets.

      The following table lists each class that we currently write and when we began to write it.

Line of Business	Market Classes	2003	2004	2005	2006

D&O	Public Accounts	✓	✓	✓	✓
	Private Accounts	✓	✓	✓	✓
	Non-profit Accounts			✓	✓
	Employment Practices	✓	✓	✓	✓
	Healthcare Management Liability	✓	✓	✓	✓
	Fiduciary		✓	✓	✓

E&O	Managed Care E&O	✓	✓	✓	✓
	Lawyers Professional E&O	✓	✓	✓	✓
	Insurance Agents E&O	✓	✓	✓	✓
	Miscellaneous Professional E&O	✓	✓	✓	✓
	Technology E&O			✓	✓
	Municipal Entity and Public Officials E&O			✓	✓
	Insurance Company E&O				✓

Medical Malpractice Liability	Hospital Professional Liability	✓	✓	✓	✓
	Physicians and Physician Groups	✓	✓	✓	✓
	Miscellaneous Medical Facilities		✓	✓	✓
	Psychiatrists		✓	✓	✓
      The following table sets forth gross premiums written by line of business over the first quarter of each of 2006 and 2005 and each of the past three years and:

									Period
	Three Months Ended March 31,				Year Ended December 31,				March 3, 2003
									to
									December 31,
	2006		2005		2005		2004		2003

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
D&O	$8,206	13.7%	$6,267	18.5%	$32,926	19.9%	$24,453	24.3%	$9,588	39.7%
E&O	30,840	51.5%	12,444	36.7%	58,867	35.5%	36,712	36.6%	11,146	46.1%
Medical Malpractice Liability	20,838	34.8%	15,155	44.8%	74,031	44.6%	39,290	39.1%	3,432	14.2%

Total	$59,884	100.0%	$33,866	100.0%	$165,824	100.0%	$100,455	100.0%	$24,166	100.0%

      For the twelve-month period ended December 31, 2005, the average annual gross premiums for each line of business and the number of policies for each line of business were as follows:

	Average Annual	Number
	Gross Premiums	of Policies

	(Dollars in thousands)
D&O	$89,000	370
E&O	$61,000	972
Medical Malpractice Liability	$19,000	3,917
      Each of these businesses has underwriting and service needs that are unique to its operations and, therefore, we believe that each provides a distinct underwriting opportunity for us.
      Although we generally seek to build a balanced book of business with each of our three lines constituting 30-40% of our total business, we will write more business in one line or in one industry concentration than another when we see favorable market opportunities. For example, in 2005, our Medical Malpractice Liability line of business totaled 44.6% of our gross premiums written. Moreover, approximately 65% of our gross premiums written was attributable to healthcare-related risks, where we observed favorable market conditions. These healthcare-related risks were written in our Medical Malpractice Liability line, in the Healthcare Management Liability class of our D&O line and in the Managed Care E&O class of our E&O line.
      Both D&O and E&O are designed to protect insureds against lawsuits and associated legal defense expenses. In connection with D&O coverage of for-profit corporations, such liabilities can arise from claims by customers, vendors, competitors and former employees, although the most severe liabilities have historically arisen from lawsuits by stockholders alleging director or officer failure to discharge duties to the corporation or violations of federal securities laws (which are frequently asserted as class actions). In the case of non-profit organizations, our coverage often involves employment practices litigation. E&O is most often sold to professionals, where the principal sources of potential claims are dissatisfied clients alleging breaches of professional standards or ethical violations. Fiduciary liability coverages are intended primarily to protect those who invest and administer benefit plan trusts, and we generally sell this coverage along with, or as an adjunct to, D&O. Employment practices liability insurance, which is available to cover both the employing organization and its supervisors, insures against losses associated with employee claims such as sexual harassment, wrongful termination and discriminatory treatment. Employment practices liability coverage is included in such products as Healthcare Management Liability and Private and Non-profit D&O, and is also offered as a stand-alone product.
      Medical Malpractice Liability is designed to protect insureds against lawsuits and associated legal defense expenses. In connection with Medical Malpractice Liability coverage for Hospital Professional Liability, Miscellaneous Medical Facilities, Physicians & Physicians Groups and Psychiatrists, the most frequent and severe claims have historically arisen from patients who allege physician negligence.
      We occasionally write small amounts of non-specialty business as an adjunct to specialty coverage. For example, we may include general liability coverage, which is a standard coverage, as part of a hospital professional liability coverage. When we do write non-specialty business as an adjunct to specialty coverage, the non-specialty coverage comes within the overall policy limit.
      The overwhelming number of our policies are “claims-made,” although we do write a small amount of “occurrence” coverage. Claims-made policies cover lawsuits or other claims that are asserted during the policy period, while occurrence policies cover claims no matter when they are made, so long as they are based on incidents that took place during the policy period. Claims-made policies generally have a shorter “tail,” which allows insurers to recognize their liabilities more quickly than under longer-tailed occurrence policies.
      D&O. In our D&O line of business, we underwrite public, private and non-profit accounts. Under various state laws, a corporation is authorized to indemnify its directors and officers against legal claims arising in connection with their work on behalf of the corporation. In order to attract and retain qualified directors and officers, corporations purchase D&O insurance. D&O insurance for public corporations covers directors and officers when the corporation is not legally permitted, or is financially unable, to indemnify them. It also covers the corporation to the extent that the corporation has indemnified directors and officers, and also frequently covers the corporation directly for claims relating to violations of the securities laws. D&O insurance for private or non-profit accounts generally provides broader coverage for the entity, but has little or no exposure to securities claims.

Public Accounts. According to FactSet Research Systems, there are currently over 12,900 publicly-listed businesses in the U.S. We focus on providing primary or lower layer excess coverage for companies with smaller market capitalizations (by which we mean market capitalizations that are generally under $2 billion). The public D&O business we have written to date is either on a surplus lines basis or, in states where there has been deregulation which allows us to write business without regulatory review or approval of rates and forms, on an admitted basis. We write policies that provide up to $15 million of coverage in this class of our business. A significant portion of our business in this class has resulted from strong service relationships that we have established with a small number of wholesale brokers. We believe that pricing in the public D&O market was firm when we began our business in 2003 but has since softened. As a result, and consistent with our strategy, we have limited our writings in this line of business, and public D&O has been declining as a percentage of our total book of business (39.7% in 2003, 24.3% in 2004, and 19.9% in 2005).

Private Accounts; Non-Profit Accounts; Employment Practices Liability (“EPL”). This business focuses on small private businesses and non-profit organizations. The U.S. Small Business Administration report to the President for 2004 estimates that there are 21.3 million for-profit, non-farm small businesses in the U.S. We believe that this class has had favorable loss experience in recent years, and we expect that this class will represent an increasing portion of our D&O book of business in the near term. We generally write business in this class on an admitted basis and generally issue primary policies. We currently offer policies with limits of up to $15 million in this class, but most of our issued policies have limits of $2 million or less. Our average policy premium in this class is relatively low (for calendar year 2005, approximately $5,000), and we believe that the introduction of our i-bind system presents an opportunity for us to expand our writings in this class.

We did not market to non-profit accounts until late 2005, when we added a D&O product for non-profit organizations to i-bind. GuideStar, an information source on U.S. non-profits, has over 1.5 million IRS-recognized organizations in its database, which represents a significant market for growth. Private and non-profit D&O coverage is frequently sold with both management liability and employment practices coverage. Through i-bind, we also offer a stand-alone EPL product for those purchasers who are only interested in the EPL coverage.

Healthcare Management Liability. We currently target non-profit health systems and hospitals, and managed care organizations. As one of the few insurers that writes both managed care E&O and D&O, the two products are frequently marketed together to managed care organizations. Most of our D&O for managed care organizations is written on a surplus lines basis, while the majority of our business for hospitals is on an admitted basis. We currently offer policies with limits of up to $15 million in this class.

Fiduciary. Fiduciary coverage is not currently an area of focus for us, and it is generally offered as an accommodation to D&O purchasers. We currently offer fiduciary policies of up to $10 million to public accounts. We also offer fiduciary coverage to private and non-profit accounts through i-bind.

      E&O. In our E&O line of business, we currently underwrite in seven broad classes: Managed Care E&O; Lawyers Professional E&O; Insurance Agents E&O; Municipal Entity and Public Officials E&O; Technology E&O; Insurance Company E&O; and Miscellaneous Professional E&O. E&O coverage protects insureds, generally business owners and professional service providers against claims by clients, customers and other parties that services provided by the insured were executed incorrectly. We provide insurance against underlying liability claims as well as the legal costs of defending such claims. Managed Care E&O provides protection for some of the business activities of managed care organizations such as evaluating the appropriateness of medical services provided for purposes of coverage under a health care plan (utilization review), and selecting, evaluating or contracting with providers of medical services (provider selection). The E&O policies that we issue specifically exclude coverage for medical professional services (except for vicarious liability claims). Some types of organizations or professionals receive a specialized form of policy that is highly customized for their needs and risks (e.g., insurance agents, law firms). Miscellaneous E&O refers to those coverages that can be written on a more generic, less customized form of policy. Although relatively new additions to our E&O product capabilities, we believe that Technology E&O, Municipal Entity and Public Officials E&O and Insurance Company E&O have the potential to be significant contributors to our future growth.
      The E&O insurance industry tends to be more fragmented and regionalized than the D&O industry, since the risks underwritten vary significantly depending on the nature of the profession and the geographic area in which it is practiced. Despite this fragmentation and diversity, the E&O business is generally competitive. Nevertheless, we believe that certain classes are firmly priced and that success overall is particularly dependent on knowledgeable underwriting and on well-conceived distribution and claims handling systems.

Managed Care E&O. The Economic Census conducted by the U.S. Census Bureau for 2002 (the latest year for which data is available) reports that there are more than 4,000 direct health and medical insurance carriers in the U.S. We believe that the Managed Care E&O market has relatively few competitors for the primary and first excess layer business that we target, and that we have become a significant supplier in this class of business. Our commitment to the healthcare industry, as evidenced by our team of professionals dedicated to healthcare and our knowledge of the issues facing managed care providers, has significantly contributed to our growth in this area. During 2005, one of the major insurance providers in this class, The Chubb Corporation, exited the Managed Care E&O market. We believe that the dislocation in the marketplace associated with the transition of this book of business to other insurance companies has provided us with another opportunity for growth. We are aggressively working with our distribution partners to expand our market share. In addition to the smaller and middle market risks that we typically target, we also see opportunities in this class with larger risks, and we will seek to compete effectively for such larger risks. For example, several Blue Cross organizations have recently left the captive insurer that previously insured them, and sought coverage in the commercial market. To enable us to better compete on such larger risks, we have arranged for additional reinsurance so that we are currently able to issue Managed Care E&O policies with limits of up to $20 million. We are most interested in primary and first excess layer placements in this class. The business we have written to date is either on a surplus lines basis or, in states where there has been deregulation which allows us to write business without regulatory review or approval of rates and forms, on an admitted basis.

Lawyers Professional E&O. According to the U.S. Department of Labor, Bureau of Labor Statistics, there were more than 550,000 lawyers working in private law firms in 2004. In this class, we particularly target small to mid-sized firms (generally with fewer than 50 attorneys) which the market considers “non-standard.” Non-standard refers to risks that are considered to be more complicated and to carry the potential for greater exposure. In the case of small and mid-size firms, the categorization as non-standard usually results from areas of practice or claims experience. For example, attorneys who practice intellectual property law are generally considered to be in the non-standard marketplace. We believe that, with careful underwriting and appropriate pricing, non-standard risks in this class can produce attractive underwriting profits. In the first quarter of 2006, we observed some opportunities in the standard small and mid-size markets, and management expects to enter these markets as well. A significant portion of the business that we write in this class is sourced by wholesale producers. We typically write this business on a surplus lines basis with limits of liability generally in the $1 million to $2 million range. Our current market share in this class is very small and, because we believe that the pricing for the small non-standard law firm risks remains attractive and that opportunities are emerging with more standard risks, we see significant opportunities to expand this book of business. We will also write large law firm risks where we see favorable opportunities. However, the market for large law firms has become increasingly competitive and we have reduced our large law firm writings accordingly. When we do write large law firm risks, we currently offer policies with limits of up to $5 million, with our participation in select layers based upon our assessment of risk and reward. In general, we believe that, compared to small and mid-sized law firms, large law firm business is more volatile and more difficult to write profitably over long periods.

Insurance Agents E&O. The U.S. Department of Labor estimates the total number of insurance agents in the U.S. in 2004 (the latest year for which data is available) at approximately 400,000. Claims against insurance agents increase in frequency and severity following large systemic losses. As a result of the significant catastrophe and liability losses that have occurred in the U.S. in recent years, the insurance agents’ E&O marketplace, with the exception of smaller “Main Street” agencies, has been in a “hard market” cycle. We have focused primarily on the mid-sized agents. However, we will also write more complex business in this class (such as Third Party Administrators and Managing

General Agents) where we see favorable opportunities. We currently offer policies with limits of up to $10 million. Nearly all of our business in this class has been written on a surplus lines basis. A significant portion of this business has come from wholesale producers.

Technology E&O. Technology E&O is one of our newest classes of business. The broad use of technology throughout virtually every industry creates opportunities for us to provide this form of insurance to companies beyond typical technology firms. In addition to defective technology products and services, a Technology E&O policy may cover risks relating to network security, on-line media, privacy and intellectual property. Because we perceived opportunity in this market in 2005, we hired underwriters with expertise in technology. We continue to believe that Technology E&O presents a growth opportunity for us. Based on the 2005 Betterley Report, “Technology Errors and Omissions Market Survey,” we estimate that the current market for Technology E&O coverage to be in the range of $650 million to $750 million in gross premiums written annually. Our strategy in this area is to identify and concentrate on distinct niches where we can fully understand and quantify the technology exposures. In addition to our focus on technology users, our Technology E&O business focuses on application service providers, storage providers and consultants. We currently offer policies with limits of up to $10 million in this class. We anticipate that, as we grow this business, a significant portion of the business that we write will come from wholesale producers and will be written on a surplus lines basis.

Municipal Entity and Public Officials E&O. In the fourth quarter of 2005, we entered into an agreement with Professional Government Underwriters, Inc. (“PGU”), a program administrator that specializes in Municipal Entity and Public Officials E&O. PGU’s Municipal Entity and Public Officials E&O business consists of three distinct subclasses: Educators Liability; Police Professionals Liability; and Public Officials Liability. PGU’s business focuses on smaller jurisdictions rather than on major metropolitan areas. Its customers typically are municipalities that seek to purchase professional liability coverages separately from standard property and casualty coverages. Since entering into this program, we have been writing PGU’s new and renewal business. Our policies cover the municipality and/or municipal employee for claims such as employment discrimination, mismanagement or improper use of funds, and failure to or improper discharge of official duties. We currently offer policies with limits of up to $5 million in this class. Most of the business is written on a surplus lines basis, but in a small number of states it is offered on an admitted basis. Under this program, PGU does have authority to bind policies, subject to our underwriting guidelines. We retain responsibility for administration of claims.

Insurance Company E&O. We recently made a decision to enter this market and are completing our business plan and policy forms. Our current plan is to focus on smaller insurance companies, including mutuals and captives, with revenues of $250 million or less. We expect to offer limits up to $10 million, generally on a surplus lines basis.

Miscellaneous Professional E&O. Miscellaneous Professional E&O refers to those coverages that can be written on a more generic, less customized form of policy. Claims are usually made by clients alleging errors and omissions in the performance of professional services. The insurance industry typically recognizes more than fifty sub-classes within this class, such as travel agents, notary publics, title agents and abstractors. We have written a small amount of Miscellaneous Professional E&O to date, but believe that there is potential to grow this business over the long term as we expand the use of i-bind.

      Medical Malpractice Liability. We currently have four distinct classes within our Medical Malpractice Liability line of business: Hospital Professional Liability; Miscellaneous Medical Facilities; Physicians and Physician Groups; and Psychiatrists. In this line of business, we provide coverage to physicians and other healthcare providers as individual practitioners or as members of practice groups. Our insurance protects policyholders against losses arising from professional liability claims and the related defense costs for injuries in which the patient alleges that medical error or malpractice has occurred. Optional coverage is available for the professional corporations in which some physicians practice.

According to A.M. Best, the total gross premiums written for Medical Malpractice Liability insurance by U.S. insurance companies in 2004 (the most recent year for which data is available) was approximately $11.4 billion. We believe that the Medical Malpractice Liability line of business is currently in a relatively “hard” market. The exit of a number of carriers, including The St. Paul Travelers Companies, Inc., PHICO Insurance Company and Farmers Group, Inc., from this line over the past five years has resulted in a reduction in overall capacity and a corresponding increase in pricing. Consequently, and consistent with our strategy, we have increased our writings in this line of business, and Medical Malpractice Liability has been increasing as a percentage of our total book of business (14.2% in 2003, 39.1% in 2004, and 44.6% in 2005). Most of our business in the Medical Malpractice Liability line has been produced by large retailers and other regional specialty retailers and wholesalers. In the Medical Malpractice Liability line, we generally write primary and first excess layer placements.

Hospital Professional Liability. Our hospital professional liability book is the largest class of our Medical Malpractice Liability line of business and consists of a portfolio of community hospitals, typically with 300 or fewer licensed beds, located throughout the country. In this class, we currently offer policies with limits of up to $11 million. This class is generally written on a surplus lines basis, except for a small number of states where we write this business on an admitted basis.

Miscellaneous Medical Facilities. This class consists of surgical centers, out-patient clinics and other specialty medical facilities. Most of this business is written on a surplus lines basis with policy limits in the range of $1 million to $5 million, with maximum limits of $11 million.

Physicians and Physician Groups. Our business in this class generally falls into two categories: small to mid-sized physician group (generally, groups with fewer than 50 physicians) policies, such groups where a fraction of the physicians who are in the group have raised an underwriting complexity, and individual physicians who are in the non-standard marketplace, such as physicians with prior claims experience or physicians performing particularly high-risk procedures (for example, bariatric surgery). Most of this business is written on a surplus lines basis with policy limits in the range of $1 million to $2 million, with maximum policy limits of $11 million on larger physician groups.

Psychiatrists. This class of business is written through American Professional Agency (“APA”), a program administrator that specializes in this class. These policies are written on an admitted basis with policy limits of up to $1 million, except that, in certain jurisdictions where we are required to do so, we offer policy limits of $2 million. Under this program, APA has authority to bind policies, subject to our underwriting guidelines. We retain responsibility for administration of claims.
      We believe that our development and successful marketing of Hospital Professional Liability, Miscellaneous Medical Facility, Physician and Physician Group, and Psychiatrist products demonstrates our commitment to, and expertise in, the healthcare market. We believe that, if current market conditions continue, our Medical Malpractice Liability line will continue to present an opportunity for profitable growth.

Geographic Concentration
      The following table sets forth the geographic distribution of our gross premiums written for the three months ended March 31, 2006 and years ended December 31, 2005 and December 31, 2004 and for the period March 3, 2003 to December 31, 2003:

	Three Months Ended		Year Ended December 31,
							Period
							March 3, 2003 to
	March 31, 2006		2005		2004		December 31, 2003

		Percent of		Percent of		Percent of		Percent of
	Volume	Total	Volume	Total	Volume	Total	Volume	Total

	(Dollars in Thousands)
California(1)	$4,749	7.9%	$14,156	8.5%	$7,138	7.1%	$1,530	6.3%
Illinois	4,630	7.7%	9,405	5.6%	4,469	4.4%	1,379	5.7%
New York(2)	3,918	6.5%	12,441	7.5%	11,986	12.0%	3,498	14.5%
Pennsylvania	3,718	6.3%	10,696	6.4%	3,733	3.7%	1,076	4.5%
Texas	3,427	5.7%	14,786	8.9%	9,859	9.8%	4,083	16.9%
Connecticut	3,327	5.6%	5,437	3.3%	3,808	3.8%	58	0.2%
Tennessee	2,713	4.5%	6,371	3.8%	4,338	4.3%	556	2.3%
New Jersey	2,701	4.5%	6,289	3.8%	2,059	2.0%	777	3.2%
Florida	2,322	3.9%	14,557	8.7%	10,423	10.4%	4,509	18.7%
Oklahoma	124	0.2%	7,215	4.3%	5,138	5.1%	216	0.9%
All other	28,255	47.2%	64,471	39.2%	37,504	37.4%	6,484	26.8%

Total	$59,884	100.0%	$165,824	100.0%	$100,455	100.0%	$24,166	100.0%

(1)	Darwin Select is currently eligible as a surplus lines carrier in California. DNA is not currently licensed in California.

(2)	DNA is not currently licensed and Darwin Select is not currently eligible as a surplus lines carrier in New York. Applications to license DNA and to include Darwin Select as an eligible surplus lines carrier are pending.
Concentration by Statutory Line
      The following table sets forth our gross premiums written by statutory line for the three months ended March 31, 2006 and years ended December 31, 2005 and December 31, 2004 and for the period March 3, 2003 to December 31, 2003:

			Year Ended December 31,
	Three Months Ended						Period
							March 3, 2003 to
	March 31, 2006		2005		2004		December 31, 2003

		Percent of		Percent of		Percent of		Percent of
	Volume	Total	Volume	Total	Volume	Total	Volume	Total

	(Dollars in thousands)
Other liability(1), claims-made	$37,684	62.9%	$91,494	55.2%	$61,165	60.9%	$20,734	85.8%
Other liability(1), occurrence	1,362	2.3%	299	0.2%	—	—	—	—
Medical Malpractice Liability, claims-made	20,838	34.8%	74,031	44.6%	39,290	39.1%	3,432	14.2%

Total	$59,884	100.0%	$165,824	100.0%	$100,455	100.0%	$24,166	100.0%

(1)	Under statutory reporting standards, Other liability includes, but is not limited to, D&O and E&O.
Underwriting
      Our principal objective is to create and sustain superior returns for our stockholders by earning underwriting profits across our business and through all market cycles. Our underwriting approach focuses on disciplined analysis, appropriate pricing based on the underlying risk and attachment level and the issuance of appropriate coverage, accompanied by multi-level underwriting and actuarial reviews. Formal rating strategies and plans have been adopted for each line of business. We determine underwriting acceptability by type of business, company experience, claims experience, experience of the insured’s management team, financial stability and other relevant factors. Information is obtained from, among other sources, application forms, underlying insurance coverage (if any), company policies and procedures, loss experience, financial condition, public disclosures and interviews with the insured’s management team. If an account does not meet acceptability parameters, coverage is declined. In connection with renewal, claims activity is reviewed to test the accuracy of our original profitability assessments and the information obtained during the prior underwriting of the insured is updated.
      Our underwriting operations are organized so that we have a technical group of underwriters and actuaries, which sets our underwriting policies and guidelines, and a separate group of underwriters, which maintains relationships with distribution partners. Our technical underwriting group consists of five members, including our chief underwriting officer and our chief actuary. In consultation with all relevant disciplines, this group is responsible for product design, rating, underwriting guidelines, testing and overall quality control. Our daily underwriting business, including review of individual submissions, is conducted by a separate group of 29 underwriters (as of May 1, 2006), eight of whom are product managers. The underwriting authority for each of our underwriters, who typically specialize in specific lines or classes of business, is determined on an individual basis. Except for our two program administrators, each of which is authorized to bind business subject to underwriting guidelines that we prescribe, our underwriters make all underwriting decisions. Our underwriters are supported by business development personnel. This system allows our underwriters to rely on account coordinators for administrative tasks like file organization, pre-underwriting, endorsement review and policy issuance. Collectively, we believe that these organizational arrangements contribute to underwriting profitability by reducing the number of underwriters with underwriting authority and by allowing underwriters to focus on underwriting decisions, rather than on marketing or administration.
      We actively monitor the growth and profitability of our book of business to ensure that our results continue to be profitable. As part of the monitoring of our business, we hold regularly scheduled “roundtable” reviews of underwriting risks; engage in price monitoring discussions among our underwriting, claims and actuarial groups, as well as senior management; conduct claim reviews, including quarterly meetings of claims, actuarial,and underwriting personnel and senior management to review serious claims and claims with the potential to become serious; and perform periodic audits of the claims and underwriting functions. We believe that monitoring of our business is one of our keys to continued underwriting success, as it provides us with the ability to react quickly to changing market conditions.
      Our commitment to making an underwriting profit is augmented by the incentive structure for our senior management, which ties bonus compensation to long-term underwriting results. Darwin has a Long-Term Incentive Plan (“LTIP”) under which a profit pool is established for each year. Management personnel selected by the compensation committee of our board of directors are assigned percentage participations in the profit pool established for each year. The profit pool established for each of calendar years 2003 through 2005 consists of an amount equal to 20% of the underwriting profit produced by the business written in the subject year plus 20% of the investment income earned during the subject year (at a deemed interest rate equal to the 10-year U.S. Treasury note rate). Beginning with and including calendar year 2006, the profit pool for each year consists of an amount equal to 20% of the underwriting profit produced by the business written in the subject year less an amount equal to 5% of the net premiums earned for the subject year. To encourage management retention, the plan is designed so that participants vest in their interests in each calendar year’s profit pool over a four-year period. Payouts of profit pool amounts generally are made over the fourth, fifth and sixth years following the end of the subject profit pool year. The six-year payout schedule is designed to hold management accountable for loss development on the business written over a six-year period. In addition, the plan provides for loss carryforwards and loss carrybacks, so that amounts under profit pools for different years are offset against one another and any loss arising in one profit pool needs to be “made whole” by offset from available credit under another profit pool, with the result that no payments can be made unless, at the time of determination, there is net profitability after taking into account experience under all existing profit pools. We believe that the structure of this plan aligns management’s interests with our principal objective of creating and sustaining superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles.
Marketing and Distribution
      We distribute our products through a select group of approximately 140 distribution partners, including brokers, agents and two program administrators. Our business development staff is responsible for selecting brokers and agents, training them to market and sell our products and monitoring their operations to ensure compliance with our production and profitability standards. For calendar year 2005, we generated a quote ratio (business quoted relative to applications submitted) of 30.4% and a hit ratio (policies sold relative to business quoted) of 31.7%. Approximately 42.7% of our gross premiums written for calendar year 2005 were distributed through four of our distribution partners: Marsh Inc., American Professional Agency, Inc. (one of our two program administrators), Arthur J. Gallagher & Co. and Arc Excess & Surplus, LLC.
      When we began writing business in 2003, we employed an “open brokerage” system, meaning that any licensed agent or broker could submit business. Subsequently, we have adopted a more selective approach. In choosing our distribution partners, we look for technical expertise; a shared commitment to excellent service (including value-added elements like risk management and loss control); ability to significantly penetrate the portion of the distributor’s business that is of greatest interest to us; and willingness to innovate with us in new technologies, processes and products. By October 2004, we had received submissions from 230 agent or broker organizations. In late 2004, we developed a rating scale based on the factors listed above, and reduced our distribution force to 105 organizations. Approvals are often limited, and are granted by line and class of business, rather than on a blanket basis. Since that time we have used an application process and rating scale to expand our distribution force to approximately 140 distribution partners.
      During calendar year 2005, we received approximately 15,100 submissions from our approximately 140 producers. Of these submissions, approximately 4,590 risks satisfied our underwriting guidelines and were quoted, and we ultimately bound 1,454 of these risks (9.6% of submissions). During calendar year 2004, when we accepted submissions from a larger number of producers, we received approximately 13,800 submissions. Of these submissions, approximately 3,022 risks satisfied our underwriting guidelines and were quoted, and we ultimately bound 761 of these risks (5.5% of submissions). We believe that this improvement in our ratio of submissions bound from 5.5% to 9.6%, which represents a 75% increase, indicates that, by moving to a more selective distribution system, we have been able to identify producers who have a better understanding of our underwriting criteria. At the same time, our relatively low ratio of quotations to submissions (30.4% in 2005) demonstrates our continued commitment to careful underwriting.
      As discussed above, we currently use two program administrators (see “E&O Liability — Municipal Entity and Public Officials E&O” and “Medical Malpractice Liability — Psychiatrists”). In our program business, we authorize program administrators to solicit and accept applications for insurance and to issue policies on our behalf within underwriting guidelines that we prescribe. We retain responsibility for administration of claims.
      Before we enter into any program, we conduct an analysis of historical loss data associated with the business and a due diligence review of the program administrator’s underwriting, financial condition and information technology. In selecting program administrators, we consider the integrity, experience and reputation of the program administrator, the availability of reinsurance, and the potential profitability of the business. Once we enter into a program, in order to assure the continuing integrity of the underwriting and related business operations in our program business, we conduct additional reviews and audits on an ongoing basis. To help align our interests with those of our program administrators, profit commissions based on long-term underwriting profitability are a significant component of their compensation.

      Our distribution partners produce business through traditional channels as well as through i-bind, our web-based underwriting system. As of May 1, 2006, i-bind has been introduced on a limited basis to nine producers for our private and non-profit D&O products. We believe that i-bind has the potential to significantly contribute to the growth of the small account business that we target. We intend to expand the number of distributors using i-bind, and to add new products to the system, in an effort to increase the number of our small market accounts. Our i-bind distribution strategy currently focuses primarily on admitted company products. We believe that our ability to develop and implement the most efficient distribution strategies to market our products enhances our ability to deliver a diversified product mix to the markets we serve.
      The i-bind model recognizes our brokers’ need for underwriting speed, the automated offerings by our competitors, and the operational efficiencies required to handle high volume, low exposure business. Our goal is to have a high percentage of this business flow straight through our systems without human intervention, as described below. Since small business accounts may still have unique features, in some situations we will need some underwriter involvement to appropriately assess risk. Accordingly, the i-bind workflow is defined by two separate processes:

•	Straight through processing: Risks that can be quoted and bound real-time without human intervention by the designated user. Our ability to offer straight through processing is based on the underwriting logic that we have built into the i-bind system. Our technology development staff worked closely with our technical underwriting team to develop the underwriting rules that i-bind follows, drawing on their extensive experience in developing formal rating strategies and plans, and incorporating senior-level underwriting and actuarial reviews. To ensure that the application of these rules through i-bind remains consistent with our underwriting guidelines, we continually monitor the business accepted through i-bind for straight through processing, including the review of a portion of our i-bind business by our technical underwriting group for appropriate and consistent pricing, and we adjust the underwriting logic embedded in the system as appropriate.

•	Referral: Risks with low premium and moderate exposure which are ineligible for real-time rating, thus needing some underwriter intervention. These risks will receive quotes within a time period defined by our service standards.
      Under either workflow process, rating, binders, billing, and policy issuance will be integrated into our policy administration technology. We believe that certain of our Private and Non-profit Accounts D&O, Municipal Entity and Public Officials E&O, and Miscellaneous Professional E&O classes of business can be effectively distributed using the i-bind platform.
Arrangements with the Capitol Companies
      As described elsewhere in this prospectus (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Ongoing Arrangements with the Capitol Companies” and “Certain Arrangements and Relationships Between Darwin and Alleghany — Arrangements with the Capitol Companies”), we were initially formed in March 2003 as an underwriting manager for the Capitol Companies, pending the establishment or acquisition of a separate insurance carrier for Darwin business. Effective as of June 1, 2003, DPUI entered into an underwriting management agreement with each of the Capitol Companies pursuant to which DPUI was appointed by each of the Capitol Companies to underwrite and administer specialty liability insurance business.
      Since each of our insurance company subsidiaries obtained its own A.M. Best rating of “A-” (Excellent) in November 2005, whenever possible, DPUI has written coverage on policies issued by DNA or Darwin Select. However, our insurance company subsidiaries are not currently licensed (in the case of our admitted carrier DNA) or eligible to write business on a surplus lines basis (in the case of Darwin Select) in all U.S. jurisdictions, and DNA does not yet have in place all rate and form filings required to write insurance business in every jurisdiction where it is licensed. In addition, the Capitol Companies have A.M. Best ratings of “A” (Excellent), and we believe that insureds in certain classes of our business

(primarily public D&O) require policies issued by an insurer with an A.M. Best rating of “A” (Excellent). Consequently, although we expect to write the majority of our business on policies issued by DNA or Darwin Select, we continue to depend upon the Capitol Companies to write policies for a portion of the business produced by DPUI. These policies are written by the Capitol Companies pursuant to the underwriting management agreements currently in effect and are fully reinsured by DNA.
      For the year ended December 31, 2005, we wrote $142.5 million of gross premiums through our arrangement with the Capitol Companies, representing 85.9% of the total gross premiums produced by DPUI. Of this amount, $58.5 million, or 35.3% of the total gross premiums produced by DPUI, relate to business written by the Capitol Companies either because the business is in a state where our insurance company subsidiaries are not currently licensed or eligible to write business (approximately $26.4 million) or because certain of our insureds require policies issued by an insurer with an A.M. Best rating of “A” (Excellent) (approximately $32.1 million). By comparison during the period from January 1, 2006 through March 31, 2006, $41.1 million, or 68.6% of the total gross premiums that we produced, was written on policies of our insurance company subsidiaries, and $18.8 million, or 31.4% of such total gross premiums was written on policies of the Capitol Companies. Of this amount, approximately $9.9 million was written in jurisdictions where our insurance company subsidiaries are not currently licensed or eligible to write business and approximately $8.9 million was due to certain of our insureds requiring policies issued by an insurer with an A.M. Best rating of “A” (Excellent).
      We do not expect that our issuance of policies written on the Capitol Companies for the insureds who require an A.M. Best rating of “A” (Excellent) will decline so long as our rating is “A-” (Excellent). To date, most of the insureds in this category are public companies purchasing D&O insurance. The following table indicates the amount of public D&O gross premiums written in each of the periods presented as a percentage of total gross premiums written for such period. Management believes that public D&O is the most rating sensitive class of business that we write and, accordingly, that it provides the best available indicator of our level of rating sensitive business.

				Period
		Year Ended		March 3,
	Quarter Ended	December 31,		2003 to
	March 31,			December 31,
Gross Premiums Written	2006	2005	2004	2003

	(Dollars in millions)
Public D&O	$6.3	$26.3	$18.5	$7.4
Total Gross Premiums Written	$59.9	$165.8	$100.5	$24.2
Percentage of Total Represented by Public D&O	10.5%	15.9%	18.4%	30.6%
      While our public D&O writings have declined as a percentage of our total writings, public D&O writings have generally increased in absolute terms as our business has grown. We believe these trends are likely to continue.
      We do expect that our issuance of policies written on the Capitol Companies in jurisdictions where our insurance companies are not currently licensed or eligible to write business will decrease as we obtain required licenses or approvals in the various jurisdictions. The following table shows the actual or anticipated filing month of our applications in these jurisdictions by insurance company subsidiary and state as of May 15, 2006:
DNA

Actual or
Anticipated
Application
State	Filing Month

California	July 2006
New York	July 2005
Wyoming	May 2006

Darwin Select

Actual or
Anticipated
Application
State	Filing Month

Florida	May 2006
Louisiana	June 2006
Michigan	May 2006
Minnesota	May 2006
New Hampshire	April 2006
New Mexico	June 2006
New York	April 2006
Utah	May 2006
Vermont	April 2006
      The timing of the approval of these applications is within the discretion of the various state insurance authorities, and we can give no assurance as to when these approvals will be obtained.
      Effective as of October 1, 2005, DNA and the Capitol Companies entered into agreements pursuant to which DNA assumed all of the risk and exposure on the business produced by DPUI and written by the Capitol Companies since the formation of DPUI in March 2003. These agreements replaced prior arrangements pursuant to which, effectively, DNA had responsibility for 10% of the risk associated with business written by DPUI on policies of the Capitol Companies and the Capitol Companies had 90% of such risk. In connection with the transfer of all of the risk of this business to DNA, the Capitol Companies transferred to DNA net cash of approximately $84.1 million, representing the sum of the GAAP book value of the loss and LAE reserves on the balance sheet of the Capitol Companies associated with business written by DPUI since its inception, plus unearned premium in respect of such policies less any deferred acquisition cost associated with such unearned premium. Upon the completion of this offering, DNA will be required to fully collateralize its obligations to the Capitol Companies in connection with these reinsurance arrangements in a manner that is reasonably satisfactory to the Capitol Companies. We estimate that the cost of providing this collateral will be approximately $0.3 million in 2006.
      We currently pay a fee to the Capitol Companies in respect of business that is produced by DPUI and written on policies of the Capitol Companies equal to 0.5% of gross premiums written. Assuming the completion of this offering in 2006, this fee will increase to 3.0% of gross premiums written effective as of January 1, 2007. We are also required to reimburse the Capitol Companies for direct expenses that they incur in connection with the issuance of such policies. As described above, all of the obligations of the Capitol Companies under these policies are fully reinsured by DNA.
      Under certain circumstances, the Capitol Companies would have the right to terminate their underwriting management agreements with us. A termination of the underwriting management agreements between DPUI and the Capitol Companies could materially adversely affect our business. See “Risk Factors — We currently rely on certain Alleghany subsidiaries to write some of the insurance policies that we produce, and the termination of our arrangements with them could have an adverse effect on our business, financial condition and results of operation;” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Ongoing Arrangements with the Capitol Companies,” “Management — Employment Agreements” and “Certain Arrangements and Relationships Between Darwin and Alleghany.”
Reinsurance

Ceded Reinsurance
      Like other insurers, we reinsure a portion of our business with other insurance companies. Ceding reinsurance permits diversification of risk and limits exposure to loss arising from large or unusually hazardous risks or catastrophic events in addition to frequency risks. We are subject to credit risk with respect to our reinsurers, as the ceding of risk to reinsurers does not relieve us of liability to our insureds. To mitigate reinsurer credit risk, we cede business to reinsurers only if they meet our requirement of an A.M. Best rating of “A-” (Excellent). If a reinsurer’s A.M. Best rating falls below “A-” (Excellent), our contract with the reinsurer generally provides that we may terminate the reinsurer’s participation in our reinsurance program upon 30 days’ notice.
      For our D&O and the majority of our E&O liability lines of business, we generally retain $3.5 million of loss per occurrence on policies written at our maximum offered limit of $15 million. For our managed care E&O line, we have written limits up to $20 million, whereby we generally retain $2.75 million of loss per occurrence on the first $10 million of loss and $1 million per occurrence of the next $10 million of loss. For certain of our classes of E&O business (primarily public entities and psychiatrists professional liability), we generally retain $0.25 to $0.85 million of loss per occurrence. For our Medical Malpractice Liability line of business, we generally retain $2.15 million of loss per occurrence at our maximum offered limit of $11 million.
      Generally, there are two types of traditional reinsurance, treaty reinsurance and facultative (individual risk) reinsurance. We currently purchase treaty reinsurance and, as described below, in certain cases we purchase facultative reinsurance.
      Treaty Reinsurance. Our treaty reinsurance program consists of primarily excess of loss and, to a lesser extent, pro rata reinsurance. Pro rata reinsurance is a type of reinsurance whereby the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the ceding company, indemnifies the ceding company against a predetermined portion of the losses and loss adjustment expenses of the ceding company under the covered policy or policies.

      The following is a summary of our major reinsurance coverages as at May 1, 2006:

Total Company
Retention at
	Product Lines	Company Policy	Reinsurance	Description of	Maximum Limit
Treaty	Covered	Limit Offered	Coverage(1)	Company Retention	Offered

Professional Lines	D&O, E&O (Technology E&O, Lawyers Professional E&O for law firms with fewer than 100 lawyers, Insurance Agents E&O, Insurance Company E&O, Miscellaneous E&O), Fiduciary, EPLI	Up to $10 million per occurrence; Up to $15 million per occurrence for Private and Non- profit D&O; Up to $15 million per occurrence for certain Public D&O	$13 million excess of $2 million per occurrence for certain D&O; $8 million excess of $2 million per occurrence for all other classes	First $2 million per occurrence; 15% of loss in excess of $5 million per occurrence	$3.5 million per occurrence for certain D&O; $2.75 million per occurrence for all other classes
Managed Care E&O	Managed Care E&O	Up to $20 million per occurrence for Managed Care E&O	$18 million excess of $2 million per occurrence	First $2 million per occurrence; 15% of loss on $5 million in excess of $5 million per occurrence; 10% on $10 million in excess of $10 million per occurrence	$3.75 million per occurrence
Medical Malpractice	Physicians, Hospitals	Up to $11 million per occurrence	$11 million excess of $0.25 million per occurrence	First $0.25 million per occurrence for physicians; First $0.50 million per occurrence for hospitals; 30% of $1 million in excess of $1 million per occurrence; 15% of loss in excess of $2 million per occurrence	$1.9 million per occurrence for physicians; $2.15 million per occurrence for hospitals
Business Written through i-bind	Private D&O, Fiduciary, EPLI and Non-profit D&O	Up to $2 million per occurrence	75% quota share of $2 million per occurrence	25% quota share of $2 million per occurrence	$0.50 million per occurrence
Psychiatrists	Psychiatrists Professional Liability	Up to $2 million per occurrence	$1.75 million excess of $0.25 million per occurrence	$0.25 million per occurrence	$0.25 million per occurrence
Public Entity	Public Officials, Police and Governmental Employees E&O	Up to $5 million per occurrence	$4.75 million excess of $0.25 million per occurrence	First $0.25 million per occurrence; 30% of $1 million in excess of $1 million per occurrence; 10% of $3 million in excess of $2 million per occurrence	$0.85 million per occurrence

(1)	Caps or aggregate limits apply to various layers of coverage as set forth in each reinsurance contract.
      We purchase excess of loss reinsurance to mitigate the volatility of our book of business by limiting exposure to frequency and severity losses. We purchase both fixed rate and variable rate excess of loss reinsurance.

•	Fixed rate excess of loss reinsurance, under which we cede a fixed percentage of premiums to our reinsurers depending upon the policy limits written and the losses recoverable, provides indemnification to us in excess of a fixed percentage of losses incurred.

•	Variable rate excess of loss reinsurance is structured on a basis that enables us to retain a greater portion of premium if our ultimate loss ratio is lower than an initial loss pick threshold set by our reinsurers. For these contracts our ultimate ceded premium incurred on these treaties is determined by the loss ratio on the business subject to the reinsurance treaty. As the expected ultimate loss ratio increases or decreases, the ceded premiums and losses recoverable from reinsurers will also increase or decrease relationally within a minimum and maximum range for ceded premium and up to a loss ratio cap for losses recoverable. Until such time as the ceded premium reaches the maximum rate within the terms of the contract, ceded premium paid to the reinsurer will be in excess of the amount of any losses recoverable from reinsurers. After the ceded premium incurred reaches the maximum rate stated in the contract, losses incurred covered within the contract are recoverable from reinsurers up to a loss ratio cap, without any required additional ceded premium payment. The loss ratio caps in these variable rated contracts vary from 225% to 300% of the maximum rate of ceded premium payable within the terms of the contracts. As a result, the same uncertainties associated with estimating loss and LAE reserves affect the estimates of ceded premiums and losses recoverable from reinsurers on these contracts.

      We also purchase pro rata reinsurance for certain portions of our book of business. Pro rata reinsurance allows us to grow our book of business cautiously by managing our loss exposure and net premiums written position. Furthermore, pro rata reinsurance allows us to collect a ceding commission equal to a percentage of ceded premium. We typically use such ceding commission on pro rata reinsurance to offset product development expenses and policy acquisition costs.
      Facultative Reinsurance. If a particular risk that we would like to write falls outside of the underwriting parameters of our treaty reinsurance, we utilize the facultative reinsurance market. Generally, facultative reinsurance enables us to take advantage of opportunities that arise from time to time to write specific, one-off risks on terms that we believe to be favorable.
      Risk Transfer Requirements. Reinsurance contracts that do not result in a reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed and that do not provide for the transfer of significant insurance risk generally do not meet the requirements for reinsurance accounting and are accounted for as deposits. Darwin has no contracts with third party reinsurers that do not meet the risk transfer provisions of Financial Accounting Standards Board (FASB) Statement No. 113, Accounting for Reinsurance (SFAS No. 113).
      Darwin Select Reinsurance Recoverable. In connection with the acquisition of Darwin Select in May 2005 from Ulico Casualty Company, a subsidiary of ULLICO Inc., Darwin Select (then named Ulico Indemnity Company) ceded all liabilities on insurance business it wrote or assumed prior to the date of acquisition to Ulico Casualty Company. Darwin Select and Ulico Casualty Company also entered into a trust agreement under which Ulico Casualty Company established a trust account for the benefit of Darwin Select. Under the trust agreement, the obligations of Ulico Casualty Company to Darwin Select are collateralized by a deposit of trust assets, which are limited to cash and investment securities permitted by Arkansas insurance laws. At March 31, 2006, the aggregate amount of gross reserves in respect of the liabilities reinsured under the reinsurance agreement carried on the balance sheet of Darwin Select was $1.6 million. In addition, Ulico Casualty Company agreed to indemnify the purchaser and Darwin Select against liabilities arising out of the operations of DNA prior to the closing. ULLICO Inc. has guaranteed the performance by Ulico Casualty Company of its indemnification obligations and of its obligations under the reinsurance agreement and the trust agreement.

Principal Reinsurers
      The following table sets forth our ten largest reinsurers in terms of amounts recoverable as of March 31, 2006. Also shown are the amounts of ceded unearned reinsurance premiums for each reinsurer less ceded premiums payable and amounts in trust accounts or secured by letters of credit to determine the net credit exposure by reinsurer as of March 31, 2006.

							Reinsurance
					Less		Recoverable
					Amounts in		on Losses as a
		Reinsurance		Less	Trust		% of Total
		Recoverable	Ceded	Reinsurance	Accounts		Reinsurance
	A.M.	on Paid	Unearned	Ceded	or Secured	Net	Recoverable
	Best	and Unpaid	Reinsurance	Premiums	by Letters	Exposure to	on Paid and
Reinsurer	Rating	Losses	Premiums	Payable	of Credit	Reinsuer	Unpaid Losses

	(Dollars in Thousands)
Transatlantic Reinsurance Company	A+	$15,405	$9,689	$1,425	$—	$23,669	24.6%
ACE Property and Casualty Insurance Company	A+	8,477	5,775	1,120	—	13,132	13.6%
Max Re Limited	A-	8,454	4,899	618	8,439	4,296	13.5%
Platinum Underwriters Reinsurance Company	A	6,370	1,248	(546)	—	8,164	10.2%
AXIS Reinsurance Company	A	5,619	4,737	1,495	—	8,861	9.0%
Allied World Assurance Corporation	A	3,454	4,700	184	5,057	2,913	5.5%
Partner Reinsurance Company of the U.S.	A	2,422	1,019	830	—	2,611	3.9%
American Reinsurance Company	A	2,397	848	16	—	3,229	3.8%
Liberty Syndicates 4472(1)	A+	2,069	3,238	1,585	—	3,722	3.3%
Ulico Casualty Company	B-	1,598	—	—	1,598	—	2.6%

Subtotal		56,265	36,153	6,727	15,094	70,597	90.0%
All other reinsurers		6,257	2,868	(937)	1,662	8,400	10.0%

Total reinsurance receivable		$62,522	$39,021	$5,790	$16,756	$78,997	100.0%

(1)	Liberty Syndicates 4472 is a wholly-owned subsidiary of Liberty Mutual Group Inc.
      Reinsurance Assumed from the Capitol Companies. As described above (see “— Arrangements with the Capitol Companies”), all of the obligations of the Capitol Companies relating to business produced by DPUI and written on policies of the Capitol Companies are fully reinsured by DNA. Upon the completion of this offering, DNA will be required to fully collateralize its obligations to the Capitol Companies in respect of these reinsurance arrangements in a manner that is reasonably satisfactory to the Capitol Companies. We estimate that the cost of providing this collateral will be approximately $0.3 million in 2006.
Claims Management and Administration
      Our claims department, which is organized by product, manages claims arising under insurance policies we have underwritten.
      The policies we write may be “duty to defend” or “indemnity” coverages. With duty to defend policies, it is our responsibility to appoint legal counsel to defend our insureds. We have developed lists of counsel who have the expertise to effectively defend claims in a cost-effective manner. With indemnity policies, insureds select counsel, subject to our approval. In either case, our claims department is actively involved in the evaluation, strategy and resolution of any case. With regard to our most severe claims, or claims which may involve coverage disputes, we retain monitoring counsel. These lawyers represent our interests, but may also add value to the defense team’s ability to resolve a claim.
      Setting accurate and timely case reserves is an important function of the claims department. We use a severity code system to help assure that claims are being properly monitored and reserved, with more severe claims receiving the most attention but with all claims monitored through a diary system. Claims handlers are assigned individual reserve and settlement authority limits that we believe are appropriate for their levels of experience and the nature of the claims that they handle.
      Claims professionals have regular interaction with underwriters, actuaries and our finance and accounting departments. We also have quarterly claims meetings of claims and underwriting personnel and senior management to review serious claims and claims with the potential to become serious claims. We believe that this regular interaction provides us with the ability to efficiently monitor results.
Reserves for Unpaid Losses and LAE
      We establish reserves on our balance sheet for unpaid losses and LAE related to our insurance contracts. As of any particular balance sheet date, there are almost always claims that have not yet been reported. Although most of our insurance policies are issued on a claims-made basis, we do have some occurrence — based policies. In the case of occurrence policies, there may be claims that are not reported for many years after the date that a loss occurs. As a result, the liability for unpaid losses and LAE at any given date includes significant estimates for claims incurred but not yet reported. Additionally, reported claims are in various stages of the resolution process. Each claim is resolved individually based upon its merits, and some claims may take years to resolve, especially if legal action is involved. As a result, the liability for unpaid losses and LAE at any given date reflects significant judgments, assumptions and estimates made by management relating to the ultimate losses that will arise from the claims. Due to the inherent uncertainties in the process of establishing these liabilities, the actual ultimate loss from a claim is likely to differ, perhaps materially, from the liability initially recorded, and the amount of the difference between the actual ultimate loss and the recorded amount could be material to the results of our operations.
      As of any balance sheet date, all claims that have occurred have not yet been reported, and if reported may not have been resolved. The time period between the occurrence of a loss and the time it is resolved by the insurer is referred to as the “claim tail.” Although our predominance of claims-made policies has a positive impact in reducing claim tails, most of our coverages are nonetheless regarded as having moderate or longer tails. This is the case because they frequently involve litigation by third parties against our insureds, and the litigation may take years before resolution by judgment or settlement. Our reference to moderate and longer tail business generally refers to claim tails between three and seven years.
      We use a variety of techniques that employ significant judgments and assumptions to establish the liabilities for unpaid losses and LAE recorded on the balance sheet date. These techniques include statistical analyses and standard actuarial methodologies applied to our claim history supplemented with loss experience for the insurance industry overall (through use of publicly-available data). The techniques may consider open and closed claims counts, settlement activity, claim frequency, internal loss experience, loss reporting and payout patterns, reported and projected ultimate loss ratios, changes in pricing or coverages, and severity data, depending upon the statistical credibility of the available information. Subjective techniques are used to complement actuarial analyses, especially when statistical data is insufficient or unavailable.
      These liabilities also reflect implicit or explicit assumptions regarding the potential effects of future inflation, changes in price levels, judicial decisions, changes in laws and recent trends in such factors, as well as a number of actuarial assumptions that vary across our lines of business. This data is analyzed by line of business and accident report year, as appropriate.
      Our loss reserve review process uses actuarial methods and underlying assumptions from which we select the carried reserve for each class of business. The estimates underlying the liabilities for loss reserves are derived from generally accepted actuarial techniques, applied to our actual experience, though limited to our approximate three years of operating history, and take into account insurance industry data to the extent judged relevant to our operations.
      While not necessarily indicative of future results, in our first three years of operation, reported losses have been low. The low volume of losses to date limits the applicability of many standard actuarial analysis methods (which require a significant volume of losses). The actuarial methods used by Darwin include the Bornhuetter-Ferguson method for incurred losses.
      We continually evaluate the potential for changes, both positive and negative, in our estimates of such liabilities and use the results of these evaluations to adjust both recorded liabilities and underwriting criteria. With respect to liabilities for unpaid losses and LAE established in prior years, such liabilities are periodically analyzed and their expected ultimate cost adjusted, where necessary, to reflect positive or negative development in loss experience and new information. Adjustments to previously recorded liabilities for unpaid losses and LAE, both positive and negative, are reflected in our financial results for the periods in which such adjustments are made and are referred to as prior year reserve development.
Changes in Historical Net Loss and LAE Reserves
      The following table shows changes in our historical net loss and LAE reserves for years 2005 and 2004 and for the period from March 3, 2003 (inception) to December 31, 2003. Reported reserve development is derived primarily from information included in statutory financial statements of the Capitol Companies and of our insurance company subsidiaries DNA and Darwin Select. The first line of the table shows the net reserves at December 31 of each of years 2005, 2004 and 2003, representing the estimated amounts of net outstanding losses and LAE for claims arising during the period and in all prior periods that are unpaid, including losses that have been incurred but not yet reported. The second line of the table shows the cumulative net amounts paid as of December 31 of years 2005, 2004 and 2003 with respect to the net reserve liability for each period. The third line of the table shows the re-estimated amount of the previously recorded net reserves for each period based on experience as of the end of each succeeding period. The estimate changes as more information becomes known about claims for individual periods. The “Gross cumulative redundancy (deficiency)” represents, as of December 31, 2005, the difference between the latest re-estimated liability and the reserves as originally estimated. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate. For example, if a loss was first reserved in 2004 at $100,000 and was determined in 2005 to be $150,000, the $50,000 deficiency would be included in the Cumulative redundancy (deficiency) row shown below for each of the years 2004 through 2005.

      Conditions and trends that have affected the development of the net reserve liability in the past may not necessarily occur in the future. Accordingly, you should not extrapolate future redundancies or deficiencies based on this table.

	December 31,

	2003	2004	2005

	(Dollars in thousands)
Net liability as of the end of period	$2,494	$31,635	$86,860
Cumulative amount of net liability paid as of:
One year later	50	1,782
Two years later	555
Net liability re-estimated as of:
One year later	2,494	31,601
Two years later	2,526

Cumulative redundancy (deficiency)	$(32)	$34

Gross liability-end of period	$3,485	$47,207	$138,089
Less: reinsurance recoverable	990	15,572	51,229

Net liability-end of period	$2,494	$31,635	$86,860

Gross re-estimated liability-latest	$3,534	$47,189
Re-estimated recoverable-latest	1,007	15,588
Net re-estimated liability-latest	$2,526	$31,601

Gross cumulative redundancy (deficiency)	$(49)	$17

Net Loss and LAE Reserves
      The reconciliation between our aggregate net loss and LAE reserves reported in the annual statements filed with state insurance departments prepared in accordance with statutory accounting practices (“SAP”) and those reported in our historical consolidated financial statements prepared in accordance with GAAP is shown below:
Reconciliation of Reserves for Losses and LAE from SAP Basis to GAAP Basis

	March 31,	December 31,

	2006	2005	2004	2003

	(Dollars in thousands)
Statutory reserves	$104,000	$87,175	$31,635	$2,495
Reinsurance recoverables	62,486	51,229	15,572	990
Anticipated deductible recoverables	—	(315)	—	—

GAAP reserves	$166,486	$138,089	$47,207	$3,485

      The reconciliation of beginning and ending aggregate reserves for unpaid losses and LAE is shown below:
      Reconciliation of Reserves for Losses and LAE

		Year Ended December 31,
	March 31,
	2006	2005	2004	2003

	(Dollars in thousands)
Reserves as of January 1, 2006, 2005 and 2004, and March 3, 2003 (inception)	$138,089	$47,207	$3,485	$—
Less reinsurance recoverable	(51,260)	(15,572)	(990)

Net reserves balance at beginning of period	86,829	31,635	2,495	—
Add acquired gross reserves	—	6,693	—	—
Less reinsured acquired reserves	—	(6,693)	—	—

Net reserves	86,829	31,635	2,495	—

Incurred losses and LAE, net of reinsurance, related to:
Current period	19,264	58,640	29,628	2,683
Prior periods	—	(34)	—	—

Total incurred, net of reinsurance	19,264	58,606	29,628	2,683

Paid losses and LAE, net of reinsurance, related to:
Current period	418	1,630	438	188
Prior periods	1,711	1,782	50	—

Total paid loss, net of reinsurance	2,129	3,412	488	188

Net reserves balance at end of period	103,964	86,829	31,635	2,495
Plus reinsurance recoverables	62,522	51,260	15,572	990

Gross reserves balance at end of period	$166,486	$138,089	$47,207	$3,485

Asbestos, Environmental Impairment and Mold Claims Reserves
      We believe that we have not provided insurance coverage that could reasonably be expected to produce material levels of asbestos, environmental or mold claims activity.
Competition
      The insurance industry is highly competitive. We compete with domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources than we do We may also be subject to additional future competition from new market entrants. Competition is based on many factors, including the perceived financial strength of the insurer, pricing and other terms and conditions, services provided, ratings assigned by independent rating organizations (including A.M. Best), the speed of claims payment and the reputation and experience of the insurer. Our competitors vary by line and class of business. Collectively, however, we consider our major competitors to include American International Group, Inc., The Chubb Corporation, XL Capital Ltd., The St. Paul Travelers Companies, Inc., Lloyd’s of London, ACE Limited, Liberty Mutual Group Inc., The Hartford Financial Services Group, Inc., The Navigators Group, Inc., HCC Insurance Holdings, Inc., United States Liability Insurance Group, OneBeacon Insurance Group LLC, Odyssey Re Holdings Corp., CNA Financial Corporation, Arch Insurance Group, Inc., AXIS Capital Holdings Limited and Zurich Financial Services.

Ratings
      A.M. Best Company is a leading provider of ratings, news, data and financial information for the global insurance industry. A.M. Best ratings currently range from “A++” (Superior) to “F” (Liquidation), with a total of 16 separate ratings categories. The objective of A.M. Best’s rating system is to provide an opinion as to an insurer’s financial strength and ability to meet ongoing obligations to policyholders. A.M. Best’s opinions are derived from an evaluation of a company’s balance sheet strength, operating performance and business profile. Particularly for companies that have limited operating histories like us, A.M. Best’s rating methodology incorporates a conservative view of business risks and balance sheet position, with the result that we currently hold capital that we believe is significantly in excess of the level required to support our current premium volume. We expect that this additional capital will be available to support our future growth.
      In November 2005, A.M. Best assigned DNA an independent “A-” (Excellent) rating and assigned Darwin Select an “A-” (Excellent) rating on a reinsured basis. According to A Guide to Best’s Financial Strength Ratings, which is available on A.M. Best’s website, “A”/ “A-” (Excellent) ratings are assigned to insurers that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Accordingly, such ratings are subject to change and are not recommendations to buy, sell or hold securities.
      Our insurance company subsidiaries’ ratings are subject to periodic review by, and may be revised downward or revoked at any time at the sole discretion of, A.M. Best. A downgrade of our ratings could cause our current and future distribution partners and insureds to choose other, more highly rated competitors and could also increase the cost or reduce the availability of reinsurance to us. As a result, a downgrade in our ratings could cause a substantial reduction in the number of policies we write, which would have a material adverse effect on our financial condition and results of operations.
Legal Proceedings
      We are subject to routine legal proceedings in the normal course of operating our business, including litigation regarding claims. We are not involved in any legal proceeding which we believe could reasonably be expected to have a material adverse effect on our business, results of operations or financial condition. We anticipate that, like other insurers, we will continue to be subject to legal proceedings in the ordinary course of our business.
Employees
      At May 15, 2006 we employed 92 full-time and 5 part-time employees. None of our employees is subject to collective bargaining agreements and we know of no current efforts to implement such agreements. We believe that we have an excellent relationship with our employees.
Facilities
      Substantially all of our employees work out of our offices located in approximately 20,000 square feet of leased office space in Farmington, Connecticut. For calendar year 2006, the rent that we are required to pay for this space is approximately $0.5 million. The term of the lease extends through 2011. Under the lease, we are required, over time, to take on additional space up to a maximum of 36,000 square feet (including the 20,000 square feet that we currently occupy) in 2008. We believe that the space available to us under this lease will be sufficient to meet our needs for the foreseeable future.

REGULATION
State Regulation

General
      We are regulated by insurance regulatory agencies in the states in which we conduct business. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers or claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates, prescribing the types and amounts of investments, payments of dividends and of distributions and proposed acquisitions of control of domestic or licensed insurers.
      Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (NAIC) and some state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways.
      Certain types of state insurance regulation applicable to us are described more fully below.

Required Licensing
      DNA is organized under the laws of Delaware and is authorized (licensed) in Delaware to transact certain lines of property and casualty insurance. As of May 15, 2006, DNA was licensed to transact certain lines of property and casualty insurance business in 47 jurisdictions (including the District of Columbia) and was eligible to write on a surplus lines basis in one other state. Insurance licenses are issued by state insurance regulators upon application and may be of perpetual duration or may require periodic renewal. We must apply for and obtain appropriate new licenses before we can expand into a new state on an admitted basis or offer new lines of insurance that require separate or additional licensing.
      As an admitted insurer, in many cases, DNA must file premium rate schedules and policy or coverage forms for review and approval by the insurance regulators. In many states, rates and policy forms must be approved prior to use, and insurance regulators have broad discretion in judging whether an insurer’s rates are adequate, not excessive and not unfairly discriminatory. In some states, there has been deregulation, which may reduce or eliminate form and rate approval requirements in certain circumstances.
      Darwin Select is organized under the laws of Arkansas and is authorized (licensed) in Arkansas to transact certain lines of property and casualty insurance. In certain other states, Darwin Select operates on a surplus lines basis. As of May 15, 2006, Darwin Select was eligible to operate on a surplus lines basis in 41 jurisdictions (including the District of Columbia). Darwin Select is not required to apply for or maintain a license in those states. However, in order to be an eligible surplus lines insurer in a particular jurisdiction, Darwin Select must either meet specified suitability standards or obtain approval under such jurisdiction’s surplus lines laws. Darwin Select maintains surplus lines eligibility in all of the states where it operates except Arkansas, where it is admitted. In states in which it operates on a surplus lines basis, Darwin Select has freedom in rate and form on the majority of its business. This means that Darwin Select can implement a change in policy forms, or in rates for a product more quickly than would be the case if regulatory approval were required.

      All of the business of Darwin Select is written through licensed surplus lines agents and brokers. In states where Darwin Select operates on a surplus lines basis, licensed surplus lines agents and brokers may be required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with Darwin Select.

Insurance holding company laws
      We operate as an insurance holding company system and are subject to regulation in the states in which our insurance company subsidiaries are domiciled. These laws require that each of our insurance company subsidiaries register with the insurance department of its state of domicile and furnish information about the operations of the companies within the insurance holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws also provide that all transactions between the insurer domiciled in that jurisdiction and any member of its holding company system must be fair and reasonable. Transactions between insurance company subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to and prior approval or absence of disapproval by the applicable state insurance regulator generally is required for any material or extraordinary transaction. Transactions between DNA or Darwin Select, on the one hand, and Alleghany or any other member of the Alleghany holding company system (including the insurance company subsidiaries of Alleghany that we refer to as the Capitol Companies), on the other hand, are currently, and after the completion of this offering will continue to be, subject to these regulatory requirements of notice and prior approval or absence of disapproval.

Payment of dividends
      General. DPUI, as the ultimate parent of Darwin does not have significant operations of its own other than our underwriting manager business. Currently, payments from our insurance company subsidiaries pursuant to our underwriting management and tax sharing agreements are our sole sources of funds to pay holding company expenses. We anticipate that such payments, together with dividends paid to us by our subsidiaries, will be the primary source of funds for our holding company following this offering. State insurance laws restrict the ability of our insurance company subsidiaries to pay dividends or to make other payments to us. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Further, prior approval of the insurance department of its state of domicile is required before either of our insurance company subsidiaries can declare and pay an “extraordinary dividend” to us.
      Delaware. DNA is domiciled in Delaware. Under Delaware law, DNA may not pay an “extraordinary” dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Delaware (“Delaware Commissioner”) has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, DNA must provide notice to the Delaware Commissioner of all dividends and other distributions to stockholders within five business days after declaration and at least ten days prior to payment.
      Arkansas. Darwin Select is domiciled in Arkansas. Under Arkansas law, Darwin Select may not pay an “extraordinary” dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Arkansas (“Arkansas Commissioner”) has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, Darwin Select must provide notice to the Arkansas Commissioner of all dividends and other distributions to stockholders within fifteen business days after the declaration thereof.
      The dividend and distribution limitations imposed by the state insurance laws described above are based on the statutory financial results of the respective insurance company subsidiaries as determined by statutory accounting principles, which differ from GAAP in various ways. Key differences relate to, among other things, deferred policy acquisition costs, limitations on deferred income taxes, required investment reserves and reserve calculation assumptions. See “— Statutory Accounting Principles.” Insurance regulators can block payments to us from our insurance company subsidiaries that would otherwise be permitted without prior approval if the regulators determine that the payments (such as payments under our underwriting management agreements or tax sharing agreements or payments for employee or other services) would be adverse to the interests of policyholders or creditors.
      Based on the dividend restrictions under applicable laws and regulations described above, no amount of dividends could be paid to us by DNA in 2006. Business and regulatory considerations will also affect the ability of DNA to pay dividends to us in future periods. In 2005, Darwin Select did not pay any dividends to DNA, and DNA did not pay any dividends to us.

Change of control
      Many state insurance laws contain provisions, intended primarily for the protection of policyholders, that require advance approval by the state insurance commissioner of any change of control of an insurance company that is domiciled, or, in some cases, has such substantial business that it is deemed to be commercially domiciled, in that state. Before granting approval of an application to acquire control of an insurer, the state insurance commissioner will typically consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the applicant’s plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the change of control. Generally, state statutes provide that control of an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting shares of the insurer or of any company that controls the insurer, although this presumption of control may be rebutted. Any person who acquires 10% or more of the voting shares of DPUI without the prior approval of the regulators of the states in which our insurance company subsidiaries are domiciled or commercially domiciled will be in violation of the laws of these states, and may be subject to injunctive action requiring the disposition or seizure of the common stock or prohibiting the voting of the common stock and other actions determined by the relevant insurance regulator.
      In addition, the laws of many states contain provisions requiring pre-notification to a regulatory agency prior to any change of control of a non-domestic insurance company admitted to transact business in that jurisdiction. While these pre-notification statutes do not authorize the regulatory agency to disapprove the change of control, they do authorize issuance of cease and desist orders with respect to the non-domestic insurer if it is determined that some conditions, such as undue market concentration, would result from the change of control.
      These requirements may discourage acquisition proposals and may delay or prevent transactions affecting the control of our common stock, including transactions, and in particular unsolicited transactions, that some or all of our stockholders may consider desirable.

Privacy regulations
      In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information.

Subsequently, a majority of states implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require financial institutions to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. The NAIC has adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted provisions similar to those promulgated by the NAIC regarding the safeguarding of customer information.
      We do not believe that we are subject to the privacy requirements of the Gramm-Leach-Bliley Act because although Darwin would be deemed a “financial institution” under the Gramm-Leach-Bliley Act, we do not underwrite insurance for individuals who are purchasing coverage primarily for personal, family, or household purposes, but rather engage in insurance transactions for commercial, business, or professional needs. However, since the Gramm-Leach-Bliley Act does not preempt any state laws affording greater benefits than the Gramm-Leach-Bliley Act, we are subject to the financial privacy laws of certain states where we transact business.

Statutory accounting principles
      Statutory accounting principles, or SAP, is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s ability to pay all its current and future obligations to policyholders and creditors. As a result, statutory accounting focuses on valuing the assets and liabilities of insurers in accordance with standards specified by the insurer’s domiciliary jurisdiction.
      GAAP is designed to measure a business on a going-concern basis. It gives more consideration to the matching of revenue and expenses than SAP does and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimates made by the insurer. Stockholder’s equity represents both amounts currently available and amounts expected to become available over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.
      The NAIC has established uniform statutory accounting principles. Regulators in the domiciliary states of our insurance company subsidiaries, Delaware and Arkansas, have adopted these principles, with certain modifications. SAP and related regulations determine, among other things, the amount of statutory surplus and statutory net income of our insurance company subsidiaries and thus determine, in part, the amount of funds these subsidiaries have available to pay to us as dividends.

Guaranty association assessments
      Most of the states in which our admitted insurance company subsidiary DNA is licensed to transact business, and the State of Arkansas, where our insurance company subsidiary Darwin Select is licensed to transact business, require property and casualty insurers doing business within that state to participate in guaranty associations. These associates are organized to pay benefits owed to policyholders and claimants pursuant to insurance policies issued by insurers which have become impaired or insolvent. Typically, a state assesses each licensed insurer an amount related to the licensed insurer’s proportionate share of premiums written by all licensed insurers in the state in the line of business in which the impaired or insolvent insurer was engaged. Some states permit licensed insurers to recover a portion of these payments through full or partial premium tax credits or, in limited circumstances, by surcharging policyholders. In some states where full and partial premium tax credits are allowed, there have been legislative efforts to limit or repeal the tax offset provisions.
      For the three months ended March 31, 2006, no assessment were levied against either DNA or Darwin Select. Aggregate assessments levied against DNA were $0.2 million for the year ended December 31, 2005. No assessments were levied against Darwin Select during 2005 (the year that we acquired Darwin Select). No assessments were levied against DNA during 2004. Although the amount and timing of future assessments are not predictable, we have established liabilities for guaranty fund assessments that we consider adequate for assessments with respect to insurers that currently are subject to insolvency proceedings in states where our insurance company subsidiaries are licensed to transact business.

Insurance Regulatory Information System
      The NAIC Insurance Regulatory Information System, or IRIS, was developed to help state regulators identify companies that may require special attention. IRIS identifies twelve key financial ratios and specifies “usual ranges” for each ratio. Insurers typically submit financial information about themselves to the NAIC annually, which in turn analyzes the data using the prescribed ratios. These ratios assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states.
      Departures from the usual ranges of ratios may lead to inquiries from the insurance departments. Generally, regulators will begin to investigate or monitor an insurance company if four or more of its ratios fall outside the usual ranges. Due to the significant capital contribution that we made to DNA during the fourth quarter of 2005 and the corresponding reinsurance transactions with the Capitol Companies, we have five unusual ranges in DNA’s IRIS tests for the year ended 2005. They are “Change in Net Writings,” “Two year overall operating ratio,” “investment yield,” “gross change in policyholder surplus” and “net change in adjusted policyholder surplus.” Prior to contributing the capital to DNA or executing the reinsurance transactions with the Capitol Companies, we reviewed the impact of these transactions with the appropriate state regulatory authorities and obtained authorization to complete the transactions. We are not aware of either DNA or Darwin Select being currently subject to regulatory scrutiny because of these ratios.

Risk-based capital
      In order to enhance the regulation of insurer solvency, the NAIC has adopted a formula and a model law to implement risk-based capital, or RBC, requirements to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to assure that it has an acceptably low likelihood of becoming financially impaired. The RBC formula takes into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention such as supervision and rehabilitation, and culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. As of December 31, 2005, the RBC ratios for each of DNA and Darwin Select are above the range that would require any regulatory or corrective action.

Market condition examinations
      The laws and regulations of the states where DNA and Darwin Select operate include numerous provisions governing the marketplace activities of admitted insurers, including provisions governing the form and content of disclosure to consumers, product illustrations, advertising, sales and underwriting practices, complaint handling and claims handling. These provisions are enforced by the state insurance regulatory agencies through periodic market conduct examinations.

Financial examinations
      As part of the regulatory oversight process, state insurance departments conduct periodic detailed examinations of the books, records, accounts, policy filings and business practices of insurers domiciled in their state, generally once every three to five years. These examinations generally are conducted in cooperation with the insurance departments of two or three other states or jurisdictions, representing each of the NAIC zones, under guidelines promulgated by the NAIC.

Insurance reserves
      Under the laws and regulations of their respective states of domicile, our insurance company subsidiaries are required to conduct annual analyses of the sufficiency of their reserves. In addition, other states in which DNA is licensed and in which Darwin Select is an eligible surplus lines carrier may have certain reserve requirements that differ from those of their domiciliary states. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to those reserves, make adequate provisions for the associated contractual obligations and related expenses of the insurer.

Regulations of investments
      Our insurance company subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain asset categories, such as below investment grade fixed-income securities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets (which are assets or portions thereof that are not permitted to be reported as admitted assets in an insurer’s annual statement prepared in accordance with SAP) for purposes of measuring surplus, and, in some instances, would require divestiture of such non-complying investments. We believe that the investments made by our insurance company subsidiaries comply with these laws and regulations.

Broker compensation
      The recent investigations and legal actions brought by the New York State Attorney General and others relating to broker compensation practices, as well as other measures (such as proposed legislation) that have been taken to address some of the practices at issue in those investigations and actions, are likely to result in potentially far-reaching changes in industry broker compensation practices. Market practices are still evolving in response to these developments, and we cannot predict what practices the market will ultimately adopt or how these changes will affect our competitive standing with brokers and agents or on the commission rates that we pay to our brokers, agents and program administrators.
      Prior to September 30, 2004, we had contingent commission fee arrangements in effect with two of our brokers. Since September 30, 2004, we have not incurred any contingent commissions to any of our brokers or agents (although, in order to encourage our two program administrators to focus on profitability of business produced as well as volume of business produced, we do include a contingent profit commission as part of their compensation). Beginning in November 2004, we received subpoenas, inquiries and document requests from the insurance departments of the States of Delaware and North Carolina with regard to broker compensation matters. The subpoenas, inquiries and document requests we received, and subsequently responded to, did not allege any wrongdoing. We believe that these subpoenas, inquiries and document requests were issued by the Delaware and North Carolina insurance departments to most, if not all, property and casualty insurers domiciled and/or licensed in those jurisdictions.

Federal Regulation

General
      In 1945, Congress enacted the McCarran-Ferguson Act, which declared the regulation of insurance to be primarily the responsibility of the individual states. The federal government generally does not directly regulate the insurance business, although repeal of the McCarran-Ferguson antitrust exemption is debated in the U.S. Congress from time to time. In addition, various federal legislation and administrative policies in several areas, including terrorism and financial transparency, do affect the insurance business.

Federal initiatives
      Congress has been considering a variety of proposals that would increase the level of federal involvement in insurance regulation. One such draft proposal — the State Modernization and Regulatory Transparency (“SMART”) Act — would use federal preemption and/or revenue penalties to induce states to adopt and conform to uniform regulatory standards. Congress has also considered and discussed so-called optional federal charter proposals. In general, such proposals would afford insurers the option to be regulated at the state level or at the federal level. It is possible that federal solvency and financial standards would preempt state standards in these areas. It is less clear whether and to what extent state market conduct and rate/form regulation would survive with respect to insurers holding federal charters. Accordingly, we are not able to predict the effect of these federal legislative initiatives on the level of competition we may face or on our results of operations.

Terrorism Risk Insurance Act
      The Terrorism Risk Insurance Act of 2002 (“TRIA”) generally requires primary commercial property and casualty insurers to make insurance coverage for certified acts of terrorism available to their policyholders at the same limits and terms as are available for other coverages. TRIA, which was set to expire on December 31, 2005, has been extended for another two years by the Terrorism Risk Insurance Extension Act (the “Extension Act”). Previously, we were required by TRIA to offer terrorism coverage on all quotes in all of the lines of business that we write other than our Medical Malpractice Liability line. Under the Extension Act, we believe that we are required to offer terrorism coverage only on our D&O line. Subject to applicable deductibles, insurance losses on our D&O policies attributable to certified acts of terrorism are reinsured by the federal government. Because the Extension Act increased deductibles, and because our deductible is based upon the aggregate amount of premiums written by all insurance company subsidiaries of Alleghany, it is possible that we could receive little or no benefit from the federal reinsurance program.
      The federal reinsurance program under TRIA and the Extension Act is scheduled to expire at the end of 2007 unless Congress further extends it. We cannot predict whether or when any such extension may be enacted or what the final terms of such legislation would be. In addition, with regard to our lines of business not subject to the Extension Act (E&O and Medical Malpractice Liability), we may still be required to offer terrorism coverage as a result of state regulation or market demand. The federal reinsurance program would not apply to these lines of business.

USA PATRIOT Act
      The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker/ dealers and other financial services companies including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain similar provisions. The

Patriot Act increases obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions. To satisfy these obligations, financial institutions are required to implement and maintain internal practices, procedures and controls. We believe that we have appropriate internal practices, procedures and controls to enable us to comply with the provisions of the Patriot Act.

OFAC
      The Treasury Department’s Office of Foreign Assets Control (OFAC) maintains various economic sanctions regulations against certain foreign countries and groups and prohibits “U.S. Persons” from engaging in certain transactions with certain persons or entities in or associated with those countries or groups. One key element of these sanctions regulations is a list of “Specifically Designated Nationals and Blocked Persons” (SDN List maintained by the OFAC). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and/or drug traffickers. OFAC’s regulations, among other things, prohibit insurers and others from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the sanctions regulations compliance has increased significantly since the terrorist attacks on September 11, 2001. We currently have manual procedures and are investigating automated procedures to comply with OFAC’s SDN List regulations.

MANAGEMENT
Executive Officers and Directors
      Our executive officers and directors, their ages and their titles upon completion of this offering are as set forth below.

Name	Age	Position

Stephen Sills	57	President and Chief Executive Officer; Chairman of the Board of Directors
Robert J. Asensio	49	Senior Vice President — Chief Information Officer
Paul C. Martin	53	Senior Vice President — Chief Actuary
David J. Newman	51	Senior Vice President — Chief Underwriting Officer
Paul F. Romano	47	Senior Vice President — Underwriting and Distribution
Mark I. Rosen	54	Senior Vice President and General Counsel
John L. Sennott, Jr.(1)	40	Senior Vice President and Chief Financial Officer; Director
Christopher K. Dalrymple(2)	38	Secretary; Director
R. Bruce Albro(1)(3)	63	Director
Phillip N. Ben-Zvi(3)	63	Director
Robert V. Deutsch(3)(4)	46	Director
Weston M. Hicks(1)(4)(5)	49	Director
William C. Popik, M.D.(4)	60	Director
George M. Reider, Jr.(4)	65	Director
James P. Slattery(2)	55	Director

(1)	Member of the Finance and Investment Committee.

(2)	Each of Mr. Dalrymple and Mr. Slattery is an officer of Alleghany.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Mr. Hicks is President and Chief Executive Officer and a director of Alleghany.
      Stephen Sills. Prior to founding DPUI in 2003, Mr. Sills was a founder and subsequently Chief Executive Officer of Executive Risk Inc. until its sale to The Chubb Corporation in July 1999, after which he was an Executive Vice President of Chubb until September 2001. Mr. Sills was retired from September 2001 until March 2003.
      Robert J. Asensio. Mr. Asensio has been Chief Information Officer since 2003. Prior to joining DPUI, Mr. Asensio was Vice President of Information Technology at The Chubb Corporation from July 1999 to June 2003. Prior to joining The Chubb Corporation, Mr. Asensio was Assistant Vice President of Information Technology at Executive Risk Inc. from April 1993 until its acquisition by The Chubb Corporation in July 1999.
      Paul C. Martin. Mr. Martin has been Senior Vice President and Chief Actuary since 2003. Prior to joining DPUI, Mr. Martin was Senior Vice President — Product Development at XL Vianet from July 2000 to April 2003.
      David J. Newman. Mr. Newman has been Chief Underwriting Officer since 2003. Prior to joining DPUI, Mr. Newman was in private consulting for 15 months and prior to that was Chief Executive Officer of Odyssey Reinsurance Corporation’s London Market Division, and the Active Underwriter of

Syndicate 1218 at Lloyd’s as well as a director of Newline Underwriting Management Ltd. from 1996 to January 2002.
      Paul F. Romano. Mr. Romano has been Senior Vice President-Underwriting since 2003. Prior to joining DPUI, Mr. Romano was Vice President at Executive Risk Inc. from July 1996 until its acquisition by The Chubb Corporation in July 1999. From July 1999 to 2003, Mr. Romano was Senior Vice President responsible for the Health Care Industry Division of Chubb Specialty Insurance and later served as Managing Director of Chubb & Son and manager of Chubb’s office operations in Simsbury, Connecticut.
      Mark I. Rosen. Mr. Rosen has been Senior Vice President and General Counsel since 2003. From February 2002 until joining DPUI, he was a founder and Senior Vice President of OneBeacon Professional Partners, a subsidiary of the White Mountains Insurance Group. Previously, Mr. Rosen was Senior Vice President and Chief Legal Officer of Executive Risk Inc. from 1991 until its acquisition by The Chubb Corporation in July 1999, and Senior Vice President of Chubb until July 2001. Mr. Rosen was retired from July 2001 to February 2002.
      John L. Sennott, Jr. Mr. Sennott has been Senior Vice President, Chief Financial Officer and a director since 2003. Mr. Sennott was Controller of Executive Risk Inc. from 1998 until its acquisition by The Chubb Corporation in July 1999, and he continued in that position at Executive Risk until 2001. Mr. Sennott was principal of Beacon Advisors from 2001 to 2003.
      Christopher K. Dalrymple. Mr. Dalrymple has been Secretary since 2003 and a director since March 2006. Mr. Dalrymple has been Vice President, Associate General Counsel and Assistant Secretary of Alleghany since December 2004. Mr. Dalrymple began serving as Associate General Counsel and Assistant Secretary of Alleghany in March 2002. From January 2001 to March 2002, Mr. Dalrymple was in-house counsel at Everest Broadband Networks.
      R. Bruce Albro. Mr. Albro has been a director since May 2006. Mr. Albro was Vice President-Portfolio Client Strategy at Gen Re-New England Asset Management, from 1999 until his retirement in 2005, where he provided investment portfolio management services for insurance company investment management clients. Prior to joining Gen Re-New England Asset Management, Mr. Albro was Senior Managing Director, Portfolio Management Division Head at CIGNA Investment Management Corp. Mr. Albro also serves as a board member of Ohio Mutual Insurance Group.
      Phillip N. Ben-Zvi. Mr. Ben-Zvi has been a director since 2003. Mr. Ben-Zvi has performed consulting services for various insurance companies and financial groups since 2002. Mr. Ben-Zvi was a partner at PricewaterhouseCoopers LLP from 1993 to 2002. Prior to joining PricewaterhouseCoopers LLP, Mr. Ben-Zvi was Senior Vice President of Continental Corp.
      Robert V. Deutsch. Mr. Deutsch has been a director since May 2006. Mr. Deutsch is an insurance consultant and was a consultant to CNA Financial Corporation from October 2004 to December 2005. From September 1999 until October 2004, Mr. Deutsch served as Executive Vice President and Chief Financial Officer of CNA Financial Corporation. Prior to joining CNA Financial Corporation, Mr. Deutsch was Executive Vice President, Chief Financial Officer and Chief Actuary of Executive Risk Inc. Mr. Deutsch also serves as a board member of Platinum Underwriters Holdings, Ltd. and Chaucer Holdings PLC.
      Weston M. Hicks. Mr. Hicks has been a director since 2003. Mr. Hicks has been President and Chief Executive Officer of Alleghany since December 2004. From October 2002 through December 2004, Mr. Hicks was Executive Vice President of Alleghany. From March 1, 2001 to October 4, 2002, Mr. Hicks was initially Senior Vice President and Financial Assistant to the Chairman and subsequently Chief Financial Officer and Executive Vice President of The Chubb Corporation. Prior to joining The Chubb Corporation, Mr. Hicks was Senior Research Analyst and Managing Director of J.P. Morgan Securities Inc. Mr. Hicks also serves as a board member of Alleghany and of AllianceBernstein Corporation.

      William C. Popik, M.D. Dr. Popik has been a director since May 2006. Dr. Popik has been an independent health care consultant since October 2005. Dr. Popik was Chief Medical Officer of Aetna, Inc. from March 2001 to October 2005. Prior to joining Aetna, Inc., Dr. Popik was Senior Vice President and National Medical Director of CIGNA Healthcare.
      George M. Reider, Jr. Mr. Reider has been a director since May 2006. Mr. Reider serves as an insurance-management consultant, as a reinsurance arbitrator, and as a part-time university teacher. From 1995 to 2000, Mr. Reider served as insurance commissioner for the State of Connecticut. Mr. Reider also serves as a board member of The Hartford Steam Boiler Inspection & Insurance Company of Connecticut and of Global Standards LLC.
      James P. Slattery. Mr. Slattery has been a director since 2003. Mr. Slattery has been Senior Vice President-Insurance of Alleghany since 2002. From April 2001 to 2002, Mr. Slattery was President of JPS & Co., LLC. Prior to joining JPS & Co., LLC, Mr. Slattery was Chief Operating Officer and Deputy Chief Executive Officer of Swiss Reinsurance America Corporation.
Board Composition
      Our amended and restated certificate of incorporation provides that our board of directors shall consist of no fewer than three and no more than 15 directors and that the number of directors constituting the entire board shall be fixed from time to time by the board of directors. Our board of directors is comprised of ten members. Our board of directors has determined that each of Messrs. Albro, Ben-Zvi, Deutsch and Reider and Dr. Popik are independent as defined under the rules of the NYSE Arca exchange.
Controlled Company
      Upon the completion of this offering, because Alleghany will hold more than 50% of the voting power of our Company, we will be a “controlled company” within the meaning of the NYSE Arca exchange corporate governance standards. We intend to rely upon some or all of the “controlled company” exemptions of the NYSE Arca exchange corporate governance standards. These exemptions will free us from the obligation to comply with certain NYSE Arca exchange corporate governance requirements that would otherwise require us, among other things, to have a board of directors composed of a majority of independent directors, to have a nominating/corporate governance committee composed entirely of independent directors and to have a compensation committee composed entirely of independent directors. See “Risk Factors — Risks Related to this Offering.”
Committees of the Board of Directors
      Our board of directors has the following standing committees:

Audit Committee
      Our audit committee is a standing committee of our board of directors and operates under a written charter adopted by our board of directors. Mr. Ben-Zvi, who is currently a member of the audit committee, is chair of the audit committee and Mr. Deutsch and Mr. Albro are members of our audit committee. The audit committee has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the audit committee will review and monitor our accounting practices and financial statements; appoint, determine funding for and oversee our independent auditors; review the results and scope of audits; approve the retention of the independent auditors to perform any proposed permissible non-audit services; and review and evaluate our audit and control functions.
      Our board of directors has determined that all of the members of the audit committee meet the qualifications set forth in the NYSE Arca exchange listing standards regarding financial literacy and accounting or related financial management expertise and that all of the members of the audit committee are audit committee financial experts as defined by the Securities and Exchange Commission. Based upon the standards for director independence set forth by the NYSE Arca exchange, our board of directors has also determined that each of the members of the audit committee is independent, as defined by the NYSE Arca exchange.

Compensation Committee
      Our compensation committee is a standing committee of our board of directors and operates under a written charter adopted by our board of directors. Mr. Hicks is chair of the compensation committee, and Mr. Deutsch, Mr. Reider and Dr. Popik are members of our compensation committee. The compensation committee will make decisions and recommendations regarding salaries, benefits and incentive compensation for our directors and executive officers, and administer our restricted stock plan and long-term incentive plan. The compensation committee will be responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers and evaluating the Chief Executive Officer’s and other executive officers’ performance and compensation in light of those goals and objectives as well as our compensation philosophy. When determining bonus awards, the compensation committee will assess the executive officer’s success in meeting his individual goals and his individual contribution to achieving the company’s goals.

Finance and Investment Committee
      Our finance and investment committee is a standing committee of our board of directors and operates under a written charter adopted by our board of directors. Mr. Albro is chair and Mr. Hicks and Mr. Sennott are members of this committee, which will assist the board of directors in the identification and selection of investment strategies.
Director Compensation
      After this offering, no director who is also either our employee or an employee of any of our affiliates (including Alleghany) will receive any compensation for serving as a director. Each non-employee director will receive an annual retainer of $50,000. We will pay the chair of the audit committee an additional $30,000 annual retainer and other members of the audit committee an additional $20,000 annual retainer. We will pay the chair of the compensation committee an additional $25,000 annual retainer and other members of the compensation committee an additional $15,000 annual retainer. We will pay the chair of the finance and investment committee an additional $25,000 annual retainer and other members of the finance and investment committee an additional $15,000 annual retainer. We will also reimburse non-employee directors for reasonable travel expenses incurred in connection with their services as directors. Director fees will be paid on an annual basis, with up to 50% payable in cash and at least 50% payable in share units as described below. The first payment of director fees will be made upon the closing of this offering and subsequent payments will be made on the day following our annual meeting of stockholders.

Stock and Unit Plan for Non-Employee Directors
      The following description of the Darwin Professional Underwriters, Inc. Stock and Unit Plan for Non-Employee Directors (which we refer to as the Directors Plan) is qualified in its entirety by reference to the full text of the Directors Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      Pursuant to the Directors Plan, 50% of all fees (including retainer fees and committee fees) earned by a non-employee director (defined as a director who is not either our employee or an employee of any of our affiliates including Alleghany) are automatically converted into that number of share units equal to the number of shares of our common stock that could have been purchased with such fees, based upon the public offering price, in the case of the first payment of fees to be made upon the closing of this offering, and, thereafter, based upon the closing price of our shares of common stock on the day after our annual meeting of stockholders. In addition to the 50% mandatory conversion, each non-employee director may elect to have up to a total of 100% of his fees converted into share units, provided the election is made before the December 31 prior to the year for which the fees are scheduled to be paid. In the case of a new director, such election must be made on the date of his or her election to our board. No shares of common stock are actually purchased in connection with the share units, but the number of the share units is dependent upon the market value of our shares of common stock. A non-employee director will receive distributions in respect of share units following the expiration of five calendar years following the year in which his fees were originally converted into share units, or following termination of his service on our board of directors or a “change in control” (as defined in the Directors Plan), if earlier. Each distribution in respect of share units will be made, at the discretion of our board of directors, either in cash or in shares of our common stock or some combination thereof.
      The terms of the Directors Plan also provide for a grant of restricted shares of common stock having a fair market value of $40,000 (based upon the public offering price) to each of our five non-employee directors upon the completion of this offering. Each of these grants will be evidenced by an award agreement providing, among other things, that the restricted stock will be forfeited if the non-employee director resigns from our board of directors (other than in connection with a change in control event as defined in the award agreement) prior to the first meeting of the board of directors following the anniversary of the date of grant of the restricted common stock. The award agreement will also provide that the restricted shares may not be sold, assigned, pledged or transferred to any person until the third anniversary of the date of grant; provided, however, that such transfer restrictions shall no longer apply upon (i) the non-employee director’s death; (ii) the non-employee director’s ceasing to be a member of our board of directors for any reason after the first meeting of our board of directors following the anniversary of the date of grant; or (iii) upon a “change in control” (as defined in the Directors Plan).
      The Directors Plan provides that a maximum of 130,000 shares of common stock may be issued thereunder.

Director Stock and Share Unit Ownership Guidelines
      To help demonstrate the alignment of the personal interests of our non-employee directors with the interests of our stockholders, we have established the following guidelines for our non-employee directors. Within five years of the date of election to the board, each non-employee director is expected to achieve (and thereafter maintain) ownership of shares of our common stock (including share units acquired under the Directors Plan described above and including the restricted shares expected to be granted under the Directors Plan in connection with the completion of this offering described above) having a value equal to at least 200% of the sum of the annual board retainer and committee fees paid to such non-employee director.
Compensation Committee Interlocks and Insider Participation
      From March 2003 until February 2005, Mr. Hicks, the chairman of our compensation committee, served as chairman of our board of directors. Mr. Hicks did not receive any compensation for his service as chairman of our board of directors and, as President and Chief Executive Officer of Alleghany, does not receive compensation for his service as director. Aside from Mr. Hicks’ prior service as chairman of our board of directors, none of the members of our compensation committee (Messrs. Hicks, Deutsch, Reider and Dr. Popik) and none of our executive officers has had a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Executive Compensation
      The table below summarizes the compensation paid to or earned by our Chief Executive Officer and our four other most highly compensated executive officers during 2005. We refer to these five people as the “named executive officers.”
2005 SUMMARY COMPENSATION TABLE

	Annual Compensation

			Other Annual	All Other
Name and Position	Salary	Bonus	Compensation(1)	Compensation(2)

Stephen Sills,	$475,100	$251,800	—	$8,400
President and Chief Executive Officer
Mark I. Rosen,	$316,725	$167,865	—	$8,400
Senior Vice President and General Counsel
John L. Sennott, Jr.	$250,000	$132,520	—	$8,400
Senior Vice President and Chief Financial Officer
Paul F. Romano,	$250,000	$132,520	—	$8,400
Senior Vice President — Underwriting
David J. Newman,	$232,925	$123,450	—	$8,400
Senior Vice President — Chief Underwriter

(1)	The value of perquisites and benefits for each named executive officer does not exceed the lesser of $50,000 and 10% of his total annual salary and bonus.

(2)	The amounts indicated in this column represent matching 401(k) contributions paid to the named executive officer for the year ended December 31, 2005.
Restricted Stock Plan
      Our restricted stock plan has been in effect since our formation in 2003 and was amended and restated in November 2005. The description of the restricted stock plan that follows relates to our restricted stock plan as amended and restated, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The summary of this plan is qualified in its entirety by reference to the full text of the document.
      The purpose of our restricted stock plan is to advance the interests of our company by providing a means to attract, retain and motivate employees. A maximum of 1,650,000 shares of common stock are reserved for issuance under the restricted stock plan. The board of directors has appointed the compensation committee to administer this plan. The compensation committee has broad authority to make such decisions and determinations as may be required under the plan or as the compensation committee may deem necessary or advisable for administration of the plan. The compensation committee’s authority includes determination of the number of restricted shares to be granted to a participant, the terms and conditions of any grants made under the plan and the circumstances under which restricted shares may be cancelled, forfeited, exchanged or surrendered, and acceleration of the vesting of any restricted share awards. Restricted shares granted under the plan shall be subject to such restrictions on transferability or other restrictions as the compensation committee may impose at the date of grant or thereafter. Prior to the lapse of restrictions conditioned on the achievement of performance criteria, the compensation committee must certify in writing that such performance criteria have been satisfied. Except to the extent restricted under the award agreement granting the restricted shares, a participant shall have all of the rights of a stockholder including, without limitation, the right to vote the restricted shares and the right to receive dividends thereon. Except as otherwise determined by the compensation committee at the date of grant or thereafter, upon termination of employment prior to specific vesting dates, restricted shares and any accrued but unpaid dividends that are then subject to restriction shall be forfeited.
      As of December 31, 2005, 1,505,625 restricted shares were issued and outstanding under this plan, none of which have vested, and 144,375 restricted shares were available to be granted under the plans. The terms of awards of restricted shares generally provide for vesting over a four-year period from the date of grant, with 50% of the restricted shares vesting on the third anniversary of the date of grant and the remaining 50% of the restricted shares vesting on the fourth anniversary of the date of grant.
      As described below, each of Mr. Sills and Mr. Rosen has an employment agreement with us. To the extent that the definitions of such terms as “cause,” “good reason,” “retirement” and “change of control event” as set forth in the employment agreements differ from those set forth in the restricted stock plan, the definitions of such terms in the employment agreements supersede those in the restricted stock plan.
Stock Option Grants
      We did not grant any stock options prior to December 31, 2005. Prior to the completion of this offering, we plan to grant options to purchase shares of our common stock representing approximately 1.0% of our outstanding shares of common stock on a fully diluted basis to certain key employees. See “— 2006 Stock Incentive Plan.”
Long-Term Incentive Plan
      Our Long-Term Incentive Plan, or LTIP, has been in effect since our formation in 2003 and was amended and restated in November 2005. The description of the LTIP that follows relates to the LTIP as amended and restated, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The summary of this plan is qualified in its entirety by reference to the full text of the document.
      The purposes of the LTIP are to reward successful management of the business, support retention of key executives and provide a vehicle through which our board of directors can base incentive compensation on the company’s performance. The LTIP consists of interests in successive annual profit pools to be established for each calendar year beginning in calendar year 2003. Management personnel selected by our compensation committee are assigned percentage participations in the profit pool for each year. To encourage management retention, the plan is designed so that participants vest in their interests in each calendar year’s profit pool over a four-year period. The profit pool for a particular profit pool year is paid out in years four, five and six, as described below. The six-year payout schedule is designed to hold management accountable for development on the business written over a six-year period.

Administration
      The LTIP is administered by the compensation committee. The compensation committee has the authority to (i) interpret the LTIP, adopt, amend and rescind rules and regulations relating to the LTIP and take all other action necessary or advisable for its implementation and administration, (ii) designate employees who are to be participants in the LTIP with respect to the profit pool for each profit pool year, (iii) determine the percentage interest in a profit pool to be awarded to each participant, (iv) determine amounts to be paid out in respect of each profit pool, and (v) determine payout amounts to be made to each participant in a profit pool.

Determination of Profit Pool Amounts
      The profit pool established for each of calendar years 2003 through and including 2005 consists of an amount equal to 20% of the underwriting profit produced by the business produced by DPUI in the subject year plus 20% of the investment income earned during the subject year (at a deemed interest rate equal to the 10-year U.S. Treasury note rate). For calendar years beginning with and including calendar year 2006, the profit pool for each year consists of an amount equal to 20% of the underwriting profit produced by the business written in the subject year less an amount equal to 5% of the net premiums earned for the subject year.

Payouts of Profit Pool Amounts
      The profit pool for a particular calendar year is, generally, paid out according to the following schedule:

•	following the end of year four (the four-year period commencing with the calendar year in which the profit pool was established): 70% of the profit pool shall be paid out;

•	following the end of year five (the five-year period commencing with the calendar year in which the profit pool was established): an aggregate amount equal to 85% of the profit pool shall have been paid out; and

•	following the end of year six (the six-year period commencing with the calendar year in which the profit pool was established): an aggregate amount equal to 100% of the profit pool shall have been paid out.
The compensation committee has the authority to accelerate the payout schedule.
      Payouts are made when audited financial statements for the payout year are available and no later than two and one-half months following the end of the payout year (i.e., March 15) unless administratively impracticable. For example, the 2003 profit pool year would be paid out in part following completion of the DPUI financial statements for the year ended December 31, 2006 (i.e., spring 2007), in part following completion of the DPUI financial statements for the year ended December 31, 2007 (i.e., spring 2008), and in part following completion of the DPUI financial statements for the year ended December 31, 2008 (i.e., spring 2009).
      A profit pool is deemed an “outstanding profit pool” until its final payout has been determined, at which point it is a “closed profit pool.” The LTIP is intended to produce payouts consistent with long-term profitability. Accordingly, the plan provides for loss carryforwards and loss carrybacks, so that amounts under different profit pools are offset against one another and any loss arising in one profit pool needs to be “made whole” by offset from available credit under another profit pool, with the result that no payments can be made unless, at the time of determination, there is net profitability after taking into account experience under all existing profit pools.

Participants’ Vesting and Forfeiture
      A participant’s interest in a profit pool vests as follows: 25% at the end of year two (the two-year period commencing with the calendar year in which the profit pool was established), 50% at the end of year three (the three-year period commencing with the calendar year in which the profit pool was established), and 100% at the end of year four, provided that a participant is in our employ on the applicable vesting date.
      If a participant’s employment is terminated for “cause” or if he or she resigns without “good reason” (each as defined in the LTIP), all LTIP awards to the participant, whether vested or unvested, shall be forfeited. In the event of a participant’s termination by the Company is not for cause, or a participant’s resignation for good reason, all LTIP interests held by the participant shall fully and immediately vest. If the termination of employment is a result of death, retirement or disability, then the participant’s unvested LTIP interests shall be forfeited. In the event of a “change of control event,” all LTIP interests held by the participant shall fully and immediately vest. For purposes of the LTIP, a “change of control event” is defined as (x) the occurrence of any person or group, other than Alleghany or an affiliate of Alleghany, owning directly or indirectly more than 50% of the outstanding voting securities (weighted by voting power) of DPUI, or (y) a sale of more than 50% of the total gross fair market value of the assets of DPUI to any person or group other than Alleghany or an affiliate of Alleghany.
      As described below, each of Mr. Sills and Mr. Rosen has an employment agreement with us. To the extent that the definitions of such terms as “cause,” “good reason,” “retirement” and “change of control event” set forth in the employment agreements differ from those set forth in the LTIP, the definitions of such terms in the employment agreements supersede those in the LTIP.

Long-Term Incentive Plan Awards
      The following table provides information about each award made to each of our named executive officers in the years ended December 31, 2005 and December 31, 2004 and for the period March 3, 2003 (inception) to December 31, 2003 under the LTIP. The table presents information about all of the percentage interests in profit pools that have been awarded since we established the LTIP in 2003. However, since the ultimate payout in respect of any profit pool is based upon net profitability after taking into account, as of the time of determination, experience under all existing profit pools (see “— Payouts of Profit Pool Amounts”), only the cumulative benefit accrued to each named executive officer at December 31, 2005 is included.

				Cumulative
				Benefit Accrued
		Percentage of		as of
		Profit Pool	Performance Period	December 31,
Name and Position	Award Year	Award(1)	Until Final Payout(2)	2005

Stephen Sills,	2005	40.0%	2005-2010	$802,400
President and Chief	2004	40.0%	2004-2009	—
Executive Officer	2003	40.0%	2003-2008	—
Mark I. Rosen,	2005	15.0%	2005-2010	$300,900
Senior Vice President and	2004	15.0%	2004-2009	—
General Counsel	2003	15.0%	2003-2008	—
John L. Sennott, Jr.	2005	10.0%	2005-2010	$200,600
Senior Vice President and	2004	10.0%	2004-2009	—
Chief Financial Officer	2003	10.0%	2003-2008	—
Paul F. Romano,	2005	5.0%	2005-2010	$100,300
Senior Vice President —	2004	5.0%	2004-2009	—
Underwriting	2003	5.0%	2003-2008	—
David J. Newman,	2005	7.5%	2005-2010	$150,450
Senior Vice President —	2004	7.5%	2004-2009	—
Chief Underwriter	2003	7.5%	2003-2008	—

(1)	As described above, the profit pool established for each of calendar years 2003 through and including 2005 consists of an amount equal to 20% of the underwriting profit produced by the business produced by DPUI in the subject year plus 20% of the investment income earned during the subject year (at a deemed interest rate equal to the 10-year U.S. Treasury note rate).

(2)	As described above, the plan is designed so that participants vest in their interests in each calendar year’s profit pool over a four-year period. The profit pool for a particular profit pool year is paid out following the completion of audited financial statements for years four, five and six.

2006 Stock Incentive Plan
      The following description of the Darwin Professional Underwriters, Inc. 2006 Stock Incentive Plan (which we refer to as the 2006 Stock Incentive Plan) is qualified in its entirety by reference to the full text of the 2006 Stock Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      The purpose of the 2006 Stock Incentive Plan is to assist us in attracting and retaining executives and other key employees of experience and ability on a basis competitive with industry practices. All of our key employees, including all of our officers, will be eligible participants.
      The 2006 Stock Incentive Plan permits us to award a broad range of equity-based incentive compensation, including the types commonly known as restricted stock, stock options, stock appreciation rights and performance units, as well as any other types of equity-based incentive compensation awards consistent with the purposes of the 2006 Stock Incentive Plan. In addition, the 2006 Stock Incentive Plan permits the award of cash payments as a part of, or in addition to, an equity-based award. A maximum of 850,000 shares of common stock may be issued to participants under the 2006 Stock Incentive Plan, and awards of, or based upon, a maximum of 127,500 shares of common stock may be granted to any individual participant in any calendar year, in each case subject to anti-dilution and other adjustments in certain events specified in the plan.
      The 2006 Stock Incentive Plan will be administered by our compensation committee or by a committee of two or more directors as appointed by our board of directors from time to time. This committee, within the limits of the 2006 Stock Incentive Plan and subject to ratification by our compensation committee, if this committee is not our compensation committee, will select the individuals to whom awards will be granted, and the type and size of such awards. This committee has broad authority to make all decisions and determinations as may be required under the 2006 Stock Incentive Plan or as the committee may deem necessary or advisable for the administration of the 2006 Stock Incentive Plan. The committee, within the limits of the 2006 Stock Incentive Plan, will determine the terms and provisions of all awards and all agreements evidencing such awards.
      Awards under the 2006 Stock Incentive Plan may include restricted stock, which is common stock that generally is non-transferable and is subject to a risk of forfeiture in the event of termination of employment during a specified period or prior to the achievement of specified performance criteria. In addition, the 2006 Stock Incentive Plan permits the award of options to purchase our common stock for a specified period of time at a fixed price. Options may be either “qualified,” meaning that the optionee may qualify for certain favorable income tax treatment upon exercise of the option, or “nonqualified” options. The 2006 Stock Incentive Plan grants the committee the authority to permit the exercise price of the options to be paid in cash, in shares of common stock valued at fair market value, or by the issuance of a net number of shares, or any combination thereof.
      The 2006 Stock Incentive Plan also permits the grant of stock appreciation rights, entitling the participant to receive upon exercise of the stock appreciation rights the increase in the fair market value of a specified number of shares of common stock from the date of the grant of the stock appreciation rights to the date of exercise, payable in cash, shares of common stock, or any combination thereof. Other awards under the 2006 Stock Incentive Plan could include performance shares, which are book-entry units each with a value equal to one share of our common stock that vests and becomes payable to the participant either upon the achievement during a specified performance period of performance goals or over a period of time based on length of service, with the units payable in cash, shares of common stock, or any combination thereof.
      Under the terms of the plan, the exercise price of options and stock appreciation rights cannot be less than the fair market value of our common stock at the time of grant, and the term of options, stock appreciation rights and other awards under the 2006 Stock Incentive Plan will not exceed ten years. Otherwise, the 2006 Stock Incentive Plan grants the committee broad authority in the determination of the terms and provisions of all awards under the 2006 Stock Incentive Plan, whether at the date of grant or thereafter, including the authority to waive performance or forfeiture conditions, to accelerate vesting (including upon a change of control) and the methods for payment of any withholding taxes, including by the receipt or withholding of shares of common stock. The committee may, but is not required to, grant an award to any participant that is intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. If the committee grants an award that does not qualify as “performance-based compensation,” we may not be able to deduct for income tax purposes the amount payable pursuant to the award.
      The 2006 Stock Incentive Plan has been adopted by our board of directors subject to approval of our stockholders at the first annual meeting of shareholders following this offering. If our shareholders do not approve the 2006 Stock Incentive Plan at that time, the 2006 Stock Incentive Plan will terminate and all awards theretofore granted will be cancelled. Our board of directors may amend or terminate the 2006 Stock Incentive Plan at any time (but no such action can adversely affect any rights or obligations with respect to any awards previously made), except that without approval of our shareholders the board of directors may not amend the 2006 Stock Incentive Plan to increase the number of shares of common stock subject to the 2006 Stock Incentive Plan (subject to anti-dilution and other adjustments in certain events specified in the 2006 Stock Incentive Plan), decrease the minimum price at which stock options and stock appreciation rights may be issued or otherwise change the 2006 Stock Incentive Plan in a manner legally requiring shareholder approval.
      In connection with the closing of this offering, we expect to grant non-qualified stock options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis to certain key employees under our 2006 Stock Incentive Plan. We expect that the agreements awarding these options will provide that the options will be exercisable for ten years from the date of grant at an exercise price equal to the public offering price, and will vest at an annual rate of 25% on each anniversary of the grant date, provided that the option holder is still employed by Darwin. The award agreements are also expected to provide that, upon a change of control of Darwin or upon the death, disability of the option holder during his or her period of employment, or upon the retirement of the option holder, all outstanding options will become fully vested.
2006 Employees’ Restricted Stock Plan
      The following description of the Darwin Professional Underwriters, Inc. 2006 Employees’ Restricted Stock Plan (which we refer to as the Employees’ Restricted Stock Plan) is qualified in its entirety by reference to the full text of the Employees’ Restricted Stock Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      Upon the closing of this offering, we expect to grant an aggregate of 9,000 restricted shares of common stock under the Employees’ Restricted Stock Plan to our employees who are not executive officers. After these grants have been made, no additional awards will be made under the Employees’ Restricted Stock Plan. Under the terms of the Employees’ Restricted Stock Plan, each grant of restricted stock will be forfeited if the employee’s employment with the Company is terminated before the third anniversary of the date of grant for any reason other than death or disability, and during that period, the restricted shares may not be sold, assigned, pledged or transferred to any person.
Annual Bonus Plan
      Under our Annual Incentive Plan (the “Annual Plan”), participants are selected by the compensation committee from among those officers and employees who have a base salary of $150,000 or more. A participant’s target bonus opportunity is established annually by the compensation committee as a percentage of his salary. Payouts are based upon financial and individual performance, with the compensation committee responsible for determining the portion of the target opportunity for each participant that will be dependent on financial performance and the portion that will be subject to individual performance. For 2006, 80% of the target opportunity for the seven executive officers of the Company is based on financial performance and 20% on individual objectives. For all other participants, 50% of the target opportunity is based on financial performance and 50% on individual objectives. Incentives are earned in respect of individual performance based upon the achievement of assigned individual objectives. Mr. Sills establishes individual objectives and evaluates individual performance for participants other than himself, subject to approval by our board of directors and compensation committee. The compensation committee establishes and evaluates objectives for Mr. Sills.
Employment Agreements

Stephen Sills
      In connection with our formation in 2003, we entered into an employment agreement with Stephen Sills providing for his employment as our President and Chief Executive Officer and as a member of our board of directors. This employment agreement was amended and restated in November 2005. The description of Mr. Sills’ employment agreement that follows relates to his employment agreement as amended and restated, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The summary of this agreement is qualified in its entirety by reference to the full text of the document.
      The current term of Mr. Sills’ employment agreement with us expires on December 31, 2007. However, upon the closing of this offering, the initial term will automatically be extended until the third anniversary of the offering. Upon expiration of the initial term, the employment agreement will automatically renew for successive one-year renewal terms unless either Mr. Sills or the company provides notice of non-renewal six months prior to an expiration date. Under the agreement, Mr. Sills received a grant of 660,000 shares of our restricted stock and is entitled to a base salary that is subject to review prior to January 1 of each year for possible increase by the compensation committee. For calendar year 2006, Mr. Sills’ base salary is $489,350. Mr. Sills is eligible to receive an annual bonus with a target of not less than 50% of his base salary, which will depend on the compensation committee’s assessment of the achievement of performance objectives by the company and by Mr. Sills. For calendar year 2006, Mr. Sills’ bonus opportunity under the annual bonus plan is 50% of base salary. Mr. Sills is also entitled to receive a 40% interest in the profit pool established under the LTIP for each full profit pool year for which he serves as our President and Chief Executive Officer. He is also entitled to receive all employee benefits and participate in all insurance programs generally available to similarly situated employees. The agreement requires Mr. Sills to abide by restrictive covenants relating to non-competition, non-solicitation and non-disclosure during his employment and for specified periods following termination of his employment.
      If we terminate Mr. Sills without “cause” or if he terminates his employment for “good reason” (each as defined in the agreement), he is entitled to continued payment of his base salary for a period of 12 months following the date of termination, payment of his target annual bonus for the year in which the date of termination occurs and a subsidy for COBRA premiums under our group medical plans for twelve months following the date of termination. In addition, all LTIP interests held by Mr. Sills and all shares of restricted stock previously awarded to Mr. Sills shall fully and immediately vest.
      If we terminate Mr. Sills for cause or if he resigns without good reason, Mr. Sills would be entitled to continued payment of his base salary through the date of termination. He would not be entitled to any payment of annual bonus in respect of the year in which the date of termination occurs and would forfeit all LTIP interests held by him, whether vested or unvested, and all of his unvested shares of restricted stock.
      Upon a “change of control event,” all LTIP interests held by Mr. Sills and all shares of restricted stock previously awarded to Mr. Sills shall fully and immediately vest. In the event of a change of control, Mr. Sills shall have the right to terminate his employment agreement and, upon termination, would be entitled to continued payment of his base salary through the date of termination and a prorated portion of his target annual bonus in respect of the year in which the date of termination occurs. Pursuant to Mr. Sills’ employment agreement, a “change of control event” is defined as (x) the occurrence of any person or group, other than Alleghany or an affiliate of Alleghany, owning directly or indirectly more than 50% of the outstanding voting securities (weighted by voting power) of DPUI, or (y) a sale of more than 50% of the total gross fair market value of the assets of DPUI to any person or group other than Alleghany or an affiliate of Alleghany. To the extent that the severance payments and benefits payable under the agreement or the LTIP or restricted stock that vest by reason of the “change of control event” would cause Mr. Sills to be liable for the 20% excise tax imposed by Section 4999 of the Internal Revenue Code on “parachute payments,” he will be entitled to an additional “gross up” payment so that Mr. Sills receives the same amount after tax that he would have received had none of these payments or amounts been subject to the 20% excise tax applicable to “parachute payments.”

Mark I. Rosen
      In May 2004, we entered into an employment agreement with Mark I. Rosen providing for his employment as our Senior Vice President. This employment agreement was amended and restated in November 2005. The description of Mr. Rosen’s employment agreement that follows relates to his employment agreement as amended and restated, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The summary of this agreement is qualified in its entirety by reference to the full text of the document.
      The term of Mr. Rosen’s employment agreement with us expires on July 28, 2007. Upon expiration of the initial term, the employment agreement will automatically renew for successive one-year renewal terms unless either Mr. Rosen or the company provides notice of non-renewal at least ninety days prior to an expiration date. Under the agreement, Mr. Rosen received a grant of 82,500 shares of our restricted stock and is entitled to a base salary that is subject to review prior to January 1 of each year for possible increase by the compensation committee. For calendar year 2006, Mr. Rosen’s base salary is $326,227. Mr. Rosen is eligible to receive an annual bonus with a target of not less than 50% of his base salary, which will depend on the compensation committee’s assessment of the achievement of performance objectives by the company and by Mr. Rosen. For calendar year 2006, Mr. Rosen’s bonus opportunity under the annual bonus plan is 50% of base salary. Mr. Rosen is also entitled to receive a 15% interest in the profit pool established under the LTIP for each full profit pool year for which he serves as our Senior Vice President. He is also entitled to receive all employee benefits and participate in all insurance programs generally available to similarly situated employees. The agreement requires Mr. Rosen to abide by restrictive covenants relating to non-competition, non-solicitation and non-disclosure during his employment and for specified periods following termination of his employment.
      If we terminate Mr. Rosen without “cause” or if he terminates his employment for “good reason” (each as defined in the agreement), he is entitled to continued payment of his base salary for a period of 12 months following the date of termination, payment of his target annual bonus for the year in which the date of termination occurs and a subsidy for COBRA premiums under our group medical plans for twelve months following the date of termination. In addition, all LTIP interests held by Mr. Rosen and all shares of restricted stock previously awarded to Mr. Rosen shall fully and immediately vest.
      If we terminate Mr. Rosen for cause or if he resigns without good reason, Mr. Rosen would be entitled to continued payment of his base salary through the date of termination. He would not be entitled to any payment of annual bonus in respect of the year in which the date of termination occurs and would forfeit all LTIP interests held by him, whether vested or unvested, and all of his unvested shares of restricted stock.
      Upon a “change of control event,” all LTIP interests held by Mr. Rosen and all shares of restricted stock previously awarded to Mr. Rosen shall fully and immediately vest. In the event of a change of control, Mr. Rosen shall have the right to terminate his employment agreement and, upon termination, would be entitled to continued payment of his base salary through the date of termination and a prorated portion of his target annual bonus in respect of the year in which the date of termination occurs. Pursuant to Mr. Rosen’s employment agreement, a “change of control event” is defined as (x) the occurrence of any person or group, other than Alleghany or an affiliate of Alleghany, owning directly or indirectly more than 50% of the outstanding voting securities (weighted by voting power) of DPUI, or (y) a sale of more than 50% of the total gross fair market value of the assets of DPUI to any person or group other than Alleghany or an affiliate of Alleghany. To the extent that the severance payments and benefits payable under the agreement or the LTIP or restricted stock that vest by reason of the “change of control event” would cause Mr. Rosen to be liable for the 20% excise tax imposed by section 4999 of the Internal Revenue Code on “parachute payments,” he will be entitled to an additional “gross up” payment so that Mr. Rosen receives the same amount after tax that he would have received had none of these payments or amounts been subject to the 20% excise tax applicable to “parachute payments.”
Executive Officer Stock Ownership Guidelines
      To help demonstrate the alignment of the personal interests of our executive officers with the interests of our stockholders, we have established the following guidelines for the amount of our common stock, as a multiple of the executive’s base salary, that must be held by our executive officers:

Multiple of
Position	Base Salary

President and Chief Executive Officer	5x
Senior Vice President	3x
Vice President	1x
      Executive officers who do not meet the stock ownership guidelines described above are expected to retain, until such ownership levels are achieved, 75% of the shares of common stock received by them (net of taxes), upon vesting or payout, of equity incentives awarded under our restricted stock plan, the 2006 Stock Incentive Plan, or any future or successor equity incentive plans that we may establish. The executive stock ownership guidelines are administered and interpreted by the compensation committee.

CERTAIN ARRANGEMENTS AND RELATIONSHIPS
BETWEEN DARWIN AND ALLEGHANY
      Prior to this offering, Alleghany owns approximately 90% of our issued and outstanding voting securities. After giving effect to (i) this offering; (ii) the expected issuance, immediately prior to the completion of this offering, of the 144,375 shares of restricted stock remaining available for issuance under our restricted stock plan; (iii) the use of the net proceeds of this offering to reduce Alleghany’s ownership interest in us; and (iv) the automatic conversion of the remaining outstanding shares of our Series B Convertible Preferred Stock, Alleghany will own approximately 59.6% of our issued and outstanding voting securities, or approximately 55.0% of our issued and outstanding voting securities if the underwriters’ over-allotment option is exercised in full. The above calculation excludes (i) shares of common stock underlying options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to certain key employees at the time this offering is completed, (ii) 9,000 restricted shares of common stock that we intend to grant, at the time this offering is completed, to employees who are not executive officers and (iii) shares of restricted stock having an aggregate fair market value of $200,000 (based upon the public offering price) that we intend to grant to our five non-employee directors at the time this offering is completed. Consequently, following the completion of this offering, Alleghany will continue to be our controlling stockholder.
      Following the completion of this offering, Alleghany and Darwin will continue to be party to certain ongoing contractual and business arrangements, including certain arrangements with the Capitol Companies. In addition, we have entered into certain agreements with Alleghany that will govern our relationship with Alleghany following the completion of this offering. The existing agreements between us and the Capitol Companies and the forms of agreement entered into between us and Alleghany have been filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these agreements set forth below are qualified in their entirety by reference to the full text of the agreements.
Arrangements with the Capitol Companies
      DPUI was initially formed in March 2003 as an underwriting manager for the Capitol Companies, pending the establishment or acquisition of a separate insurance carrier for Darwin business. Effective as of June 1, 2003, DPUI entered into an underwriting management agreement with each of the Capitol Companies pursuant to which DPUI was appointed by each of the Capitol Companies to underwrite and administer specialty liability insurance business.
      DNA and the Capitol Companies entered into agreements effective as of October 1, 2005 pursuant to which DNA assumed all of the risk and exposure on the specialty liability business produced by DPUI and written by the Capitol Companies since the formation of DPUI in March 2003. In connection with DNA’s assumption of these liabilities, the Capitol Companies transferred to DNA net cash of approximately $84.1 million, representing the sum of the GAAP book value of the loss and LAE reserves plus unearned premium in respect of such policies less any deferred acquisition cost associated with such unearned premium. Upon the completion of this offering, DNA will be required to fully collateralize its obligations to the Capitol Companies in connection with these reinsurance arrangements in a manner reasonably satisfactory to the Capitol Companies. We estimate that the cost of providing this collateral will be approximately $0.3 million in 2006.
      Since each of our insurance companies obtained its own A.M. Best rating of “A-” (Excellent) in November 2005, whenever possible, DPUI has written coverage on policies issued by DNA or Darwin Select. However, our insurance company subsidiaries are not currently licensed (in the case of our admitted carrier DNA) or eligible to write business on a surplus lines basis (in the case of Darwin Select) in all U.S. jurisdictions, and DNA does not yet have in place all rate and form filings required to write insurance business in every jurisdiction where it is licensed. In addition, the Capitol Companies have A.M. Best ratings of “A” (Excellent), and we believe that insureds in certain classes of our business (primarily public D&O) require policies issued by an insurer with an A.M. Best rating of “A” (Excellent).Consequently, although we expect to write the majority of our business on policies issued by DNA or Darwin Select, we continue to depend upon the Capitol Companies to write policies for a portion of the business produced by DPUI. These policies are written by the Capitol Companies pursuant to the underwriting management agreements currently in effect and are fully reinsured by DNA.
      For the year ended December 31, 2005, we wrote $142.5 million of gross premiums through our arrangement with the Capitol Companies, representing 85.9% of the total gross premiums produced by DPUI. Of this amount, $58.5 million, or 35.3% of the total gross premiums produced by DPUI, relate to business written by the Capitol Companies either because the business is in a jurisdiction where our insurance company subsidiaries are not currently licensed or eligible to write business (approximately $26.4 million) or because certain of our insureds require policies issued by an insurer with an A.M. Best rating of “A” (Excellent) (approximately $32.1 million). By comparison, during the period from January 1, 2006 through March 31, 2006, $41.1 million, or 68.6% of the total gross premiums that we produced, was written on policies of our insurance company subsidiaries, and $18.8 million, or 31.4% of such total gross premiums was written on policies of the Capitol Companies. Of this amount, approximately $9.9 million was written in jurisdictions where our insurance company subsidiaries are not currently licensed or eligible to write business and approximately $8.9 million was due to certain of our insureds requiring policies issued by an insurer with an A.M. Best rating of “A” (Excellent).
      Darwin and the Capitol Companies have received regulatory approval from the insurance departments of the relevant states of certain changes to the fee arrangements between Darwin and the Capitol Companies that were agreed to by Darwin and the Capitol Companies in connection with the Reorganization. The fee charged to Darwin will be 0.5% of gross premiums written on policies of the Capitol Companies in 2006, 1.0% in 2007, 2.0% in 2008 and 3.0% thereafter. However, assuming completion of this offering in 2006, the fee will increase to 3.0% effective as of January 1, 2007. Darwin is also required to reimburse the Capitol Companies for direct expenses that they incur in connection with the issuance of such policies, such as premium taxes and guarantee funds.
      The initial term of the underwriting management agreements between DPUI and the Capitol Companies extends until May 31, 2007 and thereafter renews on an annual basis. However, either party may terminate upon 60 days’ notice prior to an expiration date (whether May 31, 2007 or a subsequent May 31). In addition, a Capitol Company may terminate at any time, by written notice, when Alleghany does not own at least 51% of the outstanding equity interests in DPUI or upon a sale of all or substantially all of the assets of DPUI to a person other than Alleghany or an affiliate of Alleghany. DPUI may terminate its underwriting management agreement with a Capitol Company at any time, by written notice, when Alleghany does not own at least 51% of the outstanding equity interests in the subject Capitol Company or upon a sale of all or substantially all of the assets of the subject Capitol Company to any person other than Alleghany or an affiliate of Alleghany.
      If the underwriting management agreements between DPUI and the Capitol Companies were terminated at a time when we depend on the Capitol Companies to write a material portion of the business produced by DPUI, or if the Capitol Companies were downgraded from their current A.M. Best ratings of “A” (Excellent) at a time when a material portion of the business produced by DPUI is in a class where there is rating sensitivity, then, unless we were able to locate other entities to write such business and to negotiate new agreements with such other entities (which new agreements might involve additional expense to us), we could be materially adversely affected. In addition, the employment agreement between DPUI and Stephen Sills provides that termination by any of the Capitol Companies of the underwriting management agreement with DPUI currently in effect will permit Mr. Sills to terminate his employment with DPUI and that such termination will be deemed to be a termination by Mr. Sills “for good reason,” which will entitle him to receive certain payments and benefits. See “Management — Employment Agreements.” We could be materially adversely affected by the termination of Mr. Sills’ employment as President and Chief Executive Officer of DPUI.

Registration Rights Agreement
      In connection with the contribution by Alleghany of Darwin Group to DPUI in exchange for shares of Series B Convertible Preferred Stock of DPUI, Alleghany and we entered into a registration rights agreement. For a description of the terms of the registration rights agreement, see “Description of Capital Stock — Registration Rights.”
Tax Sharing Agreement
      We are party to a tax sharing agreement with Alleghany that, among other things, requires us to make payments to Alleghany for each year that we are included on the Alleghany consolidated federal income tax return. That tax sharing agreement requires us to pay Alleghany the federal income tax imposed on our taxable income as if we filed a separate federal income tax return (although applying certain limitations on deductions, credits and losses that are applied to the Alleghany consolidated group as a whole). We will no longer be included on the Alleghany consolidated federal income tax return following the completion of this offering, but the tax sharing agreement will continue in effect. As a result, we will be obligated to pay to Alleghany the difference between the amount of the tax payments previously made by Darwin to Alleghany in respect of each of 2005 and 2006 and our stand-alone tax liability as reflected on the Alleghany consolidated federal income tax return as filed. Further, in the event the Alleghany’s consolidated federal income tax return is audited, Alleghany controls the conduct of the audit and any subsequent judicial contest, and at the conclusion of any such audit or contest, we may be required to make an additional payment based upon the outcome of such audit or contest.
      Following the completion of the offering, we anticipate filing our own consolidated federal income tax return. To the extent that we had net operating losses or credits during the period that we were included on the Alleghany consolidated federal income tax return, the tax law will not allow us to carry forward such net operating losses or credits after the completion of the offering, and Alleghany is not required by the tax sharing agreement to pay us any amount in respect of the benefit Alleghany may have derived from its use of such losses or credits. In addition, the tax sharing agreement will not permit us to claim in, or carry back to, any Alleghany consolidated federal income tax return any loss, deduction or credit arising after the completion of the offering. Further, the tax sharing agreement will require us to retain tax records, to cooperate with Alleghany in tax matters, and to bear our share of the costs of tax return preparation, tax audits and contests, and interest and penalties. Finally, provided we have performed every obligation under the tax sharing agreement, Alleghany has agreed to indemnify us for any federal income taxes imposed on the Alleghany consolidated group.
Master Agreement
      In connection with this offering, we entered into an agreement with Alleghany, which we refer to as the Master Agreement, which will govern certain aspects of our relationship with Alleghany following the completion of this offering. This agreement provides for our continuing to provide to Alleghany on a timely basis financial information and other information required to be included by Alleghany in its earnings releases and in its periodic reports to the Securities and Exchange Commission. The Master Agreement also provides that, until Alleghany beneficially owns less than 10% of our voting stock, we will not adopt or implement any stockholder rights plan or similar takeover defense measure without Alleghany’s prior written consent. Additionally, the Master Agreement provides that, for so long as Alleghany beneficially owns a majority of our voting stock, we will not issue any shares of our voting stock or any securities convertible into or exercisable or exchangeable for shares of our voting stock (including, without limitation, options and warrants) or any other rights to acquire shares of our voting stock or any such securities, or take any other action, the effect of which would be to reduce Alleghany’s beneficial ownership of our voting stock to less than a majority interest.

PRINCIPAL STOCKHOLDERS
      The table below sets forth certain information concerning the beneficial ownership of shares of our common stock and of our Series A Preferred Stock and Series B Convertible Preferred Stock as of May 15, 2006, including the percentage of our total voting power such shares represent on an actual basis and as adjusted to give effect to this offering (assuming the underwriters do not exercise their over-allotment option) and the use of the net proceeds of this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	each holder known to us to hold beneficially more than 5% of any class of our voting stock; and

•	all of our executive officers and directors as a group.
      Unless otherwise set forth below, the address for each beneficial owner is c/o Darwin Professional Underwriters, Inc., 9 Farm Springs Road, Farmington, Connecticut 06032. None of our existing stockholders will sell shares in this offering; however, all of the net proceeds of this offering will be used to reduce Alleghany’s ownership interest in us. See “Use of Proceeds.”
      As of May 15, 2006, the following voting stock of Darwin Professional Underwriters, Inc. was issued and outstanding:

•	1,505,625 shares of common stock awarded to key employees under our restricted stock plan;

•	114,860 shares of Series A Preferred Stock, which vote together with our common stock on a basis of one vote per share; and

•	197,178 shares of our Series B Convertible Preferred Stock which are convertible at any time, at the option of the holder, into an aggregate of 14,850,000 shares of our common stock, and which vote together with our shares of common stock and Series A Preferred Stock on an “as converted” basis.
      The net proceeds of this offering will be used to redeem all outstanding shares of Series A Preferred Stock and all outstanding shares of Series C Preferred Stock and to redeem a portion of the shares of our Series B Convertible Preferred Stock (see “Use of Proceeds”). Upon the completion of this offering, the remaining outstanding shares of Series B Convertible Preferred Stock will automatically be converted into shares of common stock. The following table excludes (i) shares of common stock underlying options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to key employees, at an exercise price equal to the public offering price, at the time this offering is completed, (ii) 9,000 restricted shares of common stock that we intend to grant, at the time this offering is completed, to employees who are not executive officers and (iii) restricted stock with an aggregate market value of $200,000 (based upon the public offering price) that we expect to award to our five directors who are neither our employees nor employees of Alleghany. The following table includes 144,375 shares of common stock remaining available for issuance under our restricted stock plan, which we expect to award immediately prior to the completion of this offering.

      Except as otherwise set forth in the footnotes to the table, each beneficial owner has the sole power to vote and dispose all shares held by that beneficial owner.

	Beneficial Ownership Before This Offering(1)(2)							Beneficial Ownership After This Offering(1)(2)(3)
							As-Converted
							Ownership of
					Series B		Common					Series B
			Series A		Convertible		Shares			Series A		Convertible
	Common		Preferred		Preferred		Before This			Preferred		Preferred
	Shares		Stock		Stock		Offering(4)	Common Shares(5)		Stock		Stock

Name	Shares	%	Shares	%	Shares	%	%	Shares	%	Shares	%	Shares	%

Alleghany Corporation, 7 Times Square Tower, New York, New York 10036	14,850,000	90.0%	114,860	100.0%	197,178	100.0%	90.0%	10,138,881	59.6%	—	—	—	—
Stephen Sills(6)	660,000	40.0%	—	—	—	—	4.0%	660,000	3.9%	—	—	—	—
John L. Sennott, Jr.(6)	165,000	10.0%	—	—	—	—	1.0%	165,000	*	—	—	—	—
Paul F. Romano(6)	123,750	7.5%	—	—	—	—	*	165,000	*	—	—	—	—
David J. Newman(6)	123,750	7.5%	—	—	—	—	*	123,750	*	—	—	—	—
Mark I. Rosen(6)	82,500	5.0%	—	—	—	—	*	82,500	*	—	—	—	—
Robert Asensio(6)	123,750	7.5%	—	—	—	—	*	123,750	*	—	—	—	—
Paul Martin(6)	82,500	5.0%	—	—	—	—	*	82,500	*	—	—	—	—
Christopher K. Dalrymple(7)	—	—	—	—	—	—	—	—	—	—	—	—	—
R. Bruce Albro(8)	—	—	—	—	—	—	—	—	—	—	—	—	—
Phillip N. Ben-Zvi (8)	—	—	—	—	—	—	—	—	—	—	—	—	—
Robert V. Deutsch (8)	—	—	—	—	—	—	—	—	—	—	—	—	—
Weston M. Hicks(9)	—	—	—	—	—	—	—	—	—	—	—	—	—
William C. Popik, M.D.(8)	—	—	—	—	—	—	—	—	—	—	—	—	—
George M. Reider, Jr.(8)	—	—	—	—	—	—	—	—	—	—	—	—	—
James P. Slattery (7)	—	—	—	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (15 persons)	1,361,250	82.5%	—	—	—	—	8.3%	1,402,500	8.3%	—	—	—	—

*	Less than 1%

(1)	The numbers of shares set forth in these columns are calculated in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934. As a result, these figures assume the exercise or conversion by each beneficial owner of all securities that are exercisable or convertible within 60 days of the date of this prospectus. In particular, the figures relating to beneficial ownership by Alleghany assume conversion of the outstanding shares of Series B Convertible Preferred Stock into shares of our common stock.

(2)	The percentages set forth in these columns are calculated in accordance with the provisions of Rule 13d-3 under the Securities Act of 1934. In particular, for the purpose of calculating the percentage of our common shares held by a particular beneficial owner, the number of shares of our common stock that would be issued to Alleghany upon the conversion of our Series B Convertible Preferred Stock are deemed to be outstanding common stock for the purpose of computing the percentage of our common stock owned by Alleghany, but are not deemed to be outstanding for the purpose of computing the percentage of our common stock owned by any other beneficial owner. As a result, the percentages in this column do not sum to 100%.

(3)	Assumes application of the net proceeds of this offering to the redemption of all outstanding shares of Series A Preferred Stock and to the redemption of a portion of the outstanding shares of Series B Convertible Preferred Stock.

(4)	The percentages in this column represent the percentage of our total outstanding common stock that a particular beneficial owner holds on an as-converted basis, assuming the conversion of our Series B Convertible Preferred stock into 14,850,000 shares of our common stock. As of May 15, 2006, there would have been 16,500,000 shares of our common stock issued and outstanding on this basis, including 144,375 shares of our common stock remaining available for issuance under our restricted stock plan, which we expect to award immediately prior to the completion of this offering. The numerator used in this calculation is the total number of shares of our common stock each beneficial owner holds on an as-converted basis, and the denominator is the total number of shares of our common stock on an as-converted basis.

(5)	Excludes shares that may be purchased by our executive officers and directors in this offering.

(6)	Messrs. Sills, Sennott, Romano, Newman, Rosen, Asensio and Martin received the shares of common stock that they own through our restricted stock plan. See “Management — Restricted Stock Plan.” The shares of common stock owned by Mr. Romano include 41,250 shares that will be awarded to him immediately prior to the completion of this offering.

(7)	Each of Mr. Dalrymple and Mr. Slattery is an officer of Alleghany.

(8)	Messrs. Albro, Ben-Zvi, Deutsch, Reider and Dr. Popik will each receive a grant of restricted shares upon the completion of this offering having a market value of $40,000 (based upon the public offering price). See “Management — Director Compensation.”

(9)	Mr. Hicks is President and Chief Executive Officer and a director of Alleghany.

DESCRIPTION OF CAPITAL STOCK
      We were incorporated in Delaware on March 3, 2003. The following information reflects our amended and restated certificate of incorporation and amended and restated bylaws as these documents will be in effect upon the completion of this offering. The following descriptions are summaries of the material terms of these documents and relevant sections of the General Corporation Law of the State of Delaware, referred to as the DGCL. Our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus forms a part, and we refer to them in this prospectus as the certificate of incorporation and bylaws, respectively. The forms of the Registration Rights Agreement and the Master Agreement, which are described below, have been filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these documents are qualified in their entirety by reference to the full text of the agreements.
General
      Our amended and restated certificate of incorporation will be in effect at the closing of this offering and will authorize the issuance of up to 50,000,000 shares of common stock, par value $0.01 per share, and up to 10,000,000 shares of preferred stock, par value $0.10 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors.

•	As of May 15, 2006 there were issued and outstanding 1,505,625 shares of common stock of DPUI, 114,860 shares of Series A Preferred Stock, 197,178 shares of Series B Convertible Preferred Stock of DPUI which will automatically be converted into 14,850,000 shares of common stock of DPUI upon the completion of this offering and 2,465 shares of Series C Preferred Stock.

•	As of May 15, 2006, management stockholders beneficially owned the 1,505,625 shares of common stock of DPUI issued and outstanding, and Alleghany beneficially owned all issued and outstanding shares of Series A Preferred Stock, Series B Convertible Preferred Stock and Series C Preferred Stock of DPUI.

•	Dividends on shares of Series B Convertible Preferred Stock are payable, at the option of the Company, in the form of shares of Series C Preferred Stock or in cash. We issued shares of Series C Preferred Stock having an aggregate liquidation preference of $2.5 million to Alleghany on April 1, 2006.

•	We will use the net proceeds of this offering to redeem all outstanding shares of Series A Preferred Stock and all outstanding shares of Series C Preferred Stock and to redeem a portion of the shares of our Series B Convertible Preferred Stock. Upon the completion of this offering, the remaining outstanding shares of Series B Convertible Preferred Stock will automatically be converted into shares of our common stock. Based upon the net proceeds of this offering of $74.9 million, the remaining outstanding shares of the Series B Convertible Preferred Stock will convert into 10,138,881 shares of our common stock. See “Use of Proceeds.” Immediately after the closing of this offering and the use of the net proceeds of this offering to reduce Alleghany’s ownership interest in us as described above, we will have approximately 17,006,272 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. The foregoing does not include 170,063 shares of common stock that may be issued upon exercise of options to purchase shares representing approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to key employees at the time this offering is completed, 9,000 restricted shares of common stock that we intend to grant, at the time this offering is completed, to employees who are not executive officers, or the shares of common stock having an aggregate fair market value of $200,000 based on the public offering price to be granted at the time this offering is completed to our five directors who are not employees of either Alleghany or our company.

Common Stock
      Each holder of common stock is entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Holders of common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. A nominee for election as a director is elected if the votes cast for such nominee exceed the votes withheld from such nominee’s election; however, if the number of director nominees exceeds the number of directors to be elected, the stockholders shall elect directors by plurality vote.
      Subject to preferences that may be applicable to any then outstanding series of preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.
      Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.
Preferred Stock
      As of May 15, 2006, there were issued and outstanding 114,860 shares of Series A Preferred Stock. The Series A Preferred Stock has a liquidation preference of $20.00 per share, and each holder is entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. As of May 15, 2006, there were issued and outstanding 197,178 shares of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock has a liquidation preference of $1,000.00 per share and will automatically be converted into 14,850,000 shares of common stock upon the completion of this offering. The holder of each share of Series B Convertible Preferred Stock is entitled to vote, on an “as converted” basis, on all matters on which stockholders are entitled or permitted to vote. Dividends on shares of Series B Convertible Preferred Stock are payable, at the option of the Company, in the form of shares of Series C Preferred Stock or in cash, currently at the rate of 5.0%, increasing to 6.0% for 2006 and to 7.0% thereafter. We issued 2,465 shares of Series C Preferred Stock having an aggregate liquidation preference of $2.5 million to Alleghany on April 1, 2006. The Series C Preferred Stock has terms substantially equivalent to the Series B Convertible Preferred Stock except that it is not convertible and does not vote.
      Upon the closing of this offering, all outstanding shares of Series A Preferred Stock and Series C Preferred Stock and a portion of the shares of Series B Convertible Preferred Stock will be redeemed with the net proceeds of this offering, and the remaining outstanding shares of Series B Convertible Preferred Stock will be converted into shares of common stock. See “Use of Proceeds.” Accordingly, immediately after giving effect to the completion of this offering and the use of the net proceeds of this offering as described herein, no shares of preferred stock of any series will be outstanding. Under our certificate of incorporation, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

Registration Rights
      In connection with the contribution by Alleghany of Darwin Group to DPUI in exchange for shares of Series B Convertible Preferred Stock of DPUI, Alleghany and we entered into a registration rights agreement. Alleghany may assign its rights under the Registration Rights Agreement to any person that acquires shares of our common stock subject to the agreement and agrees to be bound by the terms of the agreement. Alleghany and its permitted transferees may require us, subject to certain restrictions, to register under the Securities Act of 1933 (the “Securities Act”) all or any portion of these shares, a so-called “demand request,” on up to six occasions.
      We may defer the filing of a registration statement after a demand request has been made if, at the time of such request, we are engaged in confidential business activities which would be required to be disclosed in the registration statement, and our board of directors determines that such disclosure would be materially detrimental to us and our stockholders, or if, at the time of such request, our board of directors determines that the registration statement filing would materially interfere with any material financing, acquisition or other transaction involving the Company.
      In addition, Alleghany and its permitted transferees have so-called “piggyback” registration rights, which means that Alleghany and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders.
      These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders who requested such registration unless the withdrawal is based on material adverse information about the company not available at the time of the registration request or the right to demand one registration is forfeited by all holders of the right. The Registration Rights Agreement also contains our commitment to indemnify Alleghany and its permitted transferees for losses attributable to untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by Alleghany or any permitted transferee.
      The rights of Alleghany and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the shares covered by the agreement until those shares:

•	have been sold pursuant to an effective registration statement under the Securities Act;

•	have been sold to the public pursuant to Rule 144 under the Securities Act;

•	have been transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act; or

•	are no longer outstanding.
Master Agreement
      We have entered into an agreement with Alleghany, which we refer to as the Master Agreement, which will govern certain aspects of our relationship with Alleghany following the completion of this offering. This agreement provides for our continuing to provide to Alleghany on a timely basis financial information and other information required to be included by Alleghany in its earnings releases and in its periodic reports to the Securities and Exchange Commission. The Master Agreement also provides that, until Alleghany beneficially owns less than 10% of our voting stock, we will not adopt or implement any stockholder rights plan or similar takeover defense measure without Alleghany’s prior written consent. Additionally, the Master Agreement provides that, for so long as Alleghany beneficially owns a majority of our voting stock, we will not issue any shares of our voting stock or any securities convertible into or exercisable or exchangeable for shares of our voting stock (including, without limitation, options and warrants) or any other rights to acquire shares of our voting stock or any such securities, or take any other action, the effect of which would be to reduce Alleghany’s beneficial ownership of our voting stock to less than a majority interest.
Anti-Takeover Effects Of Provisions Of Our Certificate Of Incorporation And Bylaws

Special meetings of stockholders
      Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws. Our certificate of incorporation provides that, except as required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may only be called by a majority of the board of directors or upon the written request of the holders of at least 30% of our outstanding shares of voting stock. No business other than that stated in the notice will be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by a majority of our board or by holders of at least 30% of our outstanding shares of voting stock.

Stockholder action by written consent
      The DGCL provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, the DGCL also allows us to eliminate stockholder actions by written consent. Our certificate of incorporation provides for the elimination of actions by written consent of stockholders, provided, however, that the elimination of actions by written consent will not apply so long as Alleghany continues to beneficially own a majority of our voting stock. At such time as Alleghany no longer beneficially owns a majority of our voting stock, the prohibition on action by written consent of the stockholders may lengthen the amount of time required to take stockholder actions, since actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting.

Advance notice requirements for stockholder proposals
      Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
Provisions of our Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities
      In order to address potential conflicts of interest between us and Alleghany, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve Alleghany and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with Alleghany. In general, these provisions recognize that Alleghany and we may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including some officers and directors of Alleghany serving as our directors.

      Our certificate of incorporation provides that, subject to any written agreement to the contrary, Alleghany will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as we do; or

•	doing business with any of our clients, customers or vendors.
      If Alleghany acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Alleghany, or a person who is an affiliate of Alleghany, our certificate of incorporation provides that unless the corporate opportunity was expressly offered to Alleghany in its capacity as a stockholder of Darwin, the corporate opportunity will be deemed to be renounced by us such that we waive any claim that the corporate opportunity should have been presented to us, and Alleghany will have no duty to communicate or present that corporate opportunity to us. If one of our directors or officers who is also a director or officer of Alleghany learns of a potential transaction or matter that may be a corporate opportunity for both us and Alleghany, or a person who is an affiliate of Alleghany, our certificate of incorporation provides that unless the corporate opportunity is expressly offered to such person solely in his or her capacity as our director or officer, the corporate opportunity will be deemed to be renounced by us such that we waive any claim that the corporate opportunity should have been presented to us, and such director or officer will have no duty to communicate or present that corporate opportunity to us.
      For purposes of our certificate of incorporation, “corporate opportunities” include, but are not limited to, business opportunities that we are financially able to undertake, which are, by their nature, in our line of business and are of practical advantage to us.
      By becoming a stockholder in our company, you will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.
Limitation of Liability and Indemnification Matters
      Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.
      Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
      In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

      In addition, Alleghany maintains liability insurance for its directors and officers and for the directors and officers of its majority-owned subsidiaries, including us. This insurance provides for coverage, subject to certain exceptions, against loss from claims made against directors and officers in their capacity as such, including claims under the federal securities laws.
Delaware Business Combination Statute
      Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. However, as permitted by the DGCL, our certificate of incorporation provides that we will not be governed by Section 203 of the DGCL.
      Our election not to be governed by Section 203 may have positive or negative consequences, depending on the circumstances. Being subject to Section 203 could make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period, and could cause persons interested in acquiring us to negotiate in advance with our board of directors. Being subject to Section 203 could also have the effect of preventing changes in our management and make it more difficult to accomplish transactions which our stockholders might otherwise deem to be in their best interests. If we had not elected to opt out of Section 203, the restrictions on business combinations set forth in Section 203 would not have been applicable to Alleghany, but they would have been applicable to a third party who purchased shares of our common stock from Alleghany. Consequently, our election not to be governed by Section 203 of the DGCL may make it easier for Alleghany, as a controlling stockholder, to sell its controlling interest in us to a third party.
Insurance Regulations Concerning Change of Control
      The insurance holding company laws of many states regulate changes of control of insurance holding companies, such as our company. Generally, these laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer. Control also may be found to exist through contractual or other arrangements notwithstanding stock ownership. The insurance holding company laws of Delaware and Arkansas, which are, respectively, the domiciliary states of our insurance company subsidiaries DNA and Darwin Select, require filings in connection with proposed acquisitions of control of domestic insurance companies. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.
NYSE Arca exchange
      Our common stock has been approved for listing on the NYSE Arca exchange under the symbol “DR.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no market for our common stock. We cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.
      After giving effect to the automatic conversion of shares of our Series B Convertible Preferred Stock (other than those shares which are redeemed out of a portion of the net proceeds of this offering) into shares of common stock upon the completion of this offering and to the expected issuance immediately prior to the completion of this offering of the 144,375 shares of common stock remaining available under our restricted stock plan, we will have approximately 17,006,272 shares of our common stock outstanding after the completion of this offering. Of those shares, the 5,217,391 shares of common stock sold in this offering (6,000,000 shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates (as that term is defined in Rule 144 of the Securities Act of 1933). The remaining 11,788,881 shares of common stock outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933. Restricted securities may be sold in the public market only if registered or if they meet the safe harbor qualifications under Rule 144, as summarized below. These remaining shares are also subject to lock-up agreements, as described below.
Lock-Up Agreements
      We and all of our executive officers, directors, Alleghany and all of our management stockholders (comprising all of our existing stockholders) have agreed, subject to certain exceptions, not to sell or transfer any of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. In addition, any reserved shares purchased in this offering by directors and officers under the reserved share program (see “Underwriting — Reserved Shares”) will be subject to these restrictions for 365 days after the date of this prospectus. Specifically, we and these other individuals have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common stock,

•	sell any option or contract to purchase any of our common stock,

•	purchase any option or contract to sell any of our common stock,

•	grant any option, right or warrant for the sale of any of our common stock,

•	lend or otherwise dispose of or transfer any of our common stock,

•	request or demand that we file a registration statement related to our common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
      Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the common shares subject to these lock-up agreements.

Rule 144
      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 170,063 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.
      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders and other factors.
Sale of Restricted Shares
      The 11,788,881 shares of our common stock outstanding upon the completion of this offering that are restricted securities will, assuming conversion of our preferred stock upon consummation of this offering and assuming no shares are released from the lock-up agreements described above prior to 180 days after the date of this prospectus, become eligible for sale approximately as follows:

•	752,813 shares of common stock that are subject to the 180-day lock-up period described above will be eligible for sale in the public market either without restriction or under Rule 144 immediately upon expiration of the 180-day lock-up period described above;

•	897,187 shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the 180-day lock-up period described above upon the expiration of their respective holding periods; and

•	the 10,138,881 shares of common stock that are owned by Alleghany will be eligible for sale in the public market at such time following the expiration of the 180-day lock-up period described above as Alleghany chooses to exercise its registration rights.
Registration Rights
      Pursuant to the registration rights agreement that we entered into with Alleghany, Alleghany will have demand and piggyback registration rights with respect to our shares of common stock it owns. By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, Alleghany could cause the price of our common stock to fall. In addition, any request to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. For more information about these registration rights, see “Description of Capital Stock — Registration Rights Agreement.”
      The registration rights agreement will not supersede the contractual obligations of Alleghany set forth in the lock-up agreements described above.

Registration on Form S-8
      We intend to file registration statements on Form S-8 under the Securities Act to register the shares of common stock that are available for issuance under our 2006 Stock Incentive Plan, including the shares of common stock underlying options to purchase approximately 1.0% of our shares of common stock outstanding on a fully diluted basis that we intend to grant to key employees in connection with the completion of this offering, 9,000 restricted shares of common stock that we intend to grant, at the time this offering is completed, to employees who are not executive officers under our Employees’ Restricted Stock Plan and the shares of common stock that will be issued under our Directors Plan. For a description of these plans, see “Management.” Subject to the lock-up agreements and any vesting provisions and subject to the conditions and restrictions of Rule 144 for our affiliates, shares issued under these plans after the effective date of the registration statements will be available for sale in the open market.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State of the United States or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      This discussion does not consider:

•	U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

•	all of the U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the United States, holders subject to U.S. federal alternative minimum tax, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.
      This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state, and local laws and tax treaties.
Dividends
      As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we pay dividends on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and first reduce the non-U.S. holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.
      We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or, if an income tax treaty applies, attributable to a permanent establishment of the non-U.S. holder within the United States. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.
      In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, respectively (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Under applicable Treasury regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foreign intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and an appropriate certification by each beneficial owner or partner. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
      A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.
Gain on Disposition of Common Stock
      A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of such disposition or the period that the non-U.S. holder held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as United States real property interests only if a non-U.S. holder owned directly or indirectly more than 5 percent of such regularly traded common stock during the shorter of the 5-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5 percent of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates.

Federal Estate Tax
      Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.
Information Reporting and Backup Withholding Tax
      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident.
      Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).
      The payment of the proceeds of the sale or other disposition of common stock made to a non-U.S. holder by or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock made to a non-U.S. holder by or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock made to a non-U.S. holder by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.
      The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

UNDERWRITING
      We intend to offer the shares through the underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,826,087
Credit Suisse Securities (USA) LLC	1,826,087
Dowling & Partners Securities, LLC	521,739
Cochran Caronia Waller Securities LLC	521,739
Keefe, Bruyette & Woods, Inc.	521,739

Total	5,217,391

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Discounts and Commissions
      The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.67 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$16.00	$83,478,256	$96,000,000
Underwriting discounts and commissions	$1.12	$5,843,478	$6,720,000
Proceeds, before expenses, to us	$14.88	$77,634,778	$89,280,000
      The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $2.8 million and are payable by us.

Overallotment Option
      We have granted an option to the underwriters to purchase up to 782,609 additional shares at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
      We and all of our executive officers, directors, Alleghany and all of our management stockholders (comprising all of our existing stockholders) have agreed, subject to certain exceptions, not to sell or transfer any of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. In addition, any reserved shares purchased in this offering by directors and officers under the reserved share program (see “Underwriting — Reserved Shares”) will be subject to these restrictions for 365 days after the date of this prospectus. Specifically, we and these other individuals have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common stock,

•	sell any option or contract to purchase any of our common stock,

•	purchase any option or contract to sell any of our common stock,

•	grant any option, right or warrant for the sale of any of our common stock,

•	lend or otherwise dispose of or transfer any of our common stock,

•	request or demand that we file a registration statement related to our common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
      This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. As to those lock-up agreements which extend for a period of 180 days, in the event that either (x) during the last 17 days of 180-day period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Reserved Shares
      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 260,870 shares offered by this prospectus, for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Stephen Sills, our President and Chief Executive Officer, has advised us that he expects to purchase approximately 62,500 of the 260,870 reserved shares. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. All persons who purchase reserved shares will be subject to lock-up agreements on the terms described above (see “— No Sales of Similar Securities”) for 180 days after the date of this prospectus. Directors and officers who purchase reserved shares will be subject, with respect to those shares, to lock-up agreements on the terms described above for 365 days after the date of this prospectus.

Quotation on NYSE Arca Exchange
      Our common stock has been approved for listing on the NYSE Arca exchange under the symbol “DR.”
      Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
      An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
      Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.
      In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.
      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Offer, Sale and Distribution of Shares
      In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.
Other Relationships
      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions.
Notices to Certain European Residents
      In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the “relevant implementation date”) no shares have been offered or will be offered in that relevant member state prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of shares may be made to the public in that relevant member state at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

(d) in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.
      For the purpose of the expression an “offer of any shares to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.
      In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. The company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase shares.
      This prospectus and any offer when made are only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/ EC) (“Qualified Investors”). In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.
      Each underwriter will represent, warrant and agree that (i) it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which section 21(1) of the FSMA does not apply to the company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offering of the shares as contemplated by this prospectus in, from or otherwise involving the United Kingdom.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Darwin Professional Underwriters, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2005 and 2004, and the period March 3, 2003 (date of inception) to December 31, 2003 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC’s Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005, 2004 and 2003	F-3
Consolidated Statements of Operations for years ended December 31, 2005 and 2004, and period March 3, 2003 (date of inception) to December 31, 2003	F-4
 Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income (Loss) for years ended December 31, 2005 and 2004, and the period March 3, 2003 (date of inception) to December 31, 2003
F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004, and the period March 3, 2003 (date of inception) to December 31, 2003	F-6
Notes to Consolidated Financial Statements	F-7

Interim Unaudited Consolidated Financial Statements:
Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005 (Unaudited)	F-34
Consolidated Statement of Operations for the three months ended March 31, 2006 and 2005 (Unaudited)	F-35
Consolidated Statement of Cash Flows for the three months ended March 31, 2006 and 2005 (Unaudited)	F-36
Notes to Interim Unaudited Consolidated Financial Statements	F-37

Report of Independent Registered Public Accounting Firm
The Board of Directors
Darwin Professional Underwriters, Inc.:
      We have audited the accompanying consolidated balance sheets of Darwin Professional Underwriters, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2005 and 2004, and the period March 3, 2003 (date of inception) to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darwin Professional Underwriters, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, and the period March 3, 2003 (date of inception) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP

Hartford, Connecticut
April 14, 2006, except as to note 1(c),
     which is as of May 3, 2006

Darwin Professional Underwriters, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2005 and 2004
(Dollars in thousands, except per share amounts)

	2005	2004

ASSETS:
Available for sale securities, at fair value:
Fixed maturities (amortized cost: 2005, $120,832; 2004, $66,351)	$120,770	$66,340
Short-term investments, at cost which approximates fair value	184,088	15,460

Total investments	304,858	81,800

Cash	10,255	5,032
Premiums receivable (net of allowance for doubtful accounts of $50 as of December 31, 2005 and 2004)	22,090	13,767
Reinsurance recoverable on paid and unpaid losses	51,260	15,572
Ceded unearned reinsurance premiums	33,853	15,798
Deferred insurance acquisition costs	7,603	5,960
Property and equipment at cost, less accumulated depreciation	1,880	1,022
Intangibles	7,092	3,706
Net deferred income tax asset	6,278	2,746
Other assets	1,822	646

Total assets	$446,991	$146,049

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Loss and loss adjustment expense reserves	$138,089	$47,207
Unearned premium reserves	88,280	54,274
Reinsurance payable	10,628	3,458
Due to brokers for unsettled trades	2,216	—
Current income taxes payable	—	1,304
Accrued expenses and other liabilities	8,255	4,198

Total liabilities	247,468	110,441
Contingencies (Note 22)
Series A Preferred Stock; $0.10 par value. (Redeemable at $20.00 per share). Authorized 500,000 shares; issued and outstanding 105,300 shares. Aggregate liquidation preference $2,106.	2,106	2,106
Stockholders’ equity (Notes 1(b), 11 and 23):
Common stock; $0.01 par value. Authorized 50,000,000 shares; issued and outstanding 8,105,625 shares at December 31, 2005 and 8,146,875 shares at December 31, 2004	81	81
Additional paid-in capital	195,950	35,710
Retained earnings (deficit)	1,425	(2,282)
Accumulated other comprehensive income (loss)	(39)	(7)

Total stockholders’ equity	197,417	33,502

Total liabilities and stockholders’ equity	$446,991	$146,049

See accompanying notes to consolidated financial statements.

Darwin Professional Underwriters, Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2005 and 2004,
and the period March 3, 2003 (date of inception) to December 31, 2003
(Dollars in thousands except per share amounts)

	2005	2004	2003

Revenues:
Net premiums earned	$84,698	$46,092	$4,115
Net investment income	4,920	949	11
Net realized investment gains (losses)	(176)	1	—
Other income	14	—	—

Total revenues	89,456	47,042	4,126

Costs and expenses:
Losses and loss adjustment expenses	58,606	29,628	2,683
Commissions and brokerage expenses	9,191	6,167	504
Other underwriting, acquisition and operating expenses	14,574	10,221	4,488
Other expenses	1,102	904	—

Total costs and expenses	83,473	46,920	7,675

Earnings (loss) before income taxes	5,983	122	(3,549)

Income tax expense (benefit)	2,276	74	(1,219)

Net earnings (loss)	$3,707	$48	$(2,330)

Basic earnings (loss) per share:
Net earnings (loss) per share	$0.56	$0.01	$(0.35)

Weighted average shares outstanding	6,600,000	6,600,000	6,600,000

Diluted earnings (loss) per share:
Net earnings (loss) per share	$0.46	$0.01	$(0.35)

Weighted average shares outstanding	8,119,370	8,167,500	6,600,000

Pro forma basic earnings per share (Note 23):
Net earnings per share	$—

Weighted average shares outstanding	—

Pro forma diluted earnings per share (Note 23):
Net earnings per share	$0.22

Weighted average shares outstanding	16,500,000

See accompanying notes to consolidated financial statements.

Darwin Professional Underwriters, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income (Loss)
For the years ended December 31, 2005 and 2004,
and the period March 3, 2003 (date of inception) to December 31, 2003
(Dollars in thousands)

	2005	2004	2003

Common stock:
Balance at beginning of year	$81	$83	$—
Issuance of shares in connection with initial capitalization	—	—	83
Forfeiture of shares	—	(2)	—

Balance at end of year	$81	$81	$83

Additional paid-in capital:
Balance at beginning of year	$35,710	$(83)	$—
Issuance of common stock in connection with initial capitalization	—	—	(83)
Forfeiture of shares	—	2	—
Capital contributions	160,240	35,791	—

Balance at end of year	195,950	$35,710	$(83)

Retained earnings (deficit):
Balance at beginning of year	$(2,282)	$(2,330)	$—
Net earnings (loss)	3,707	48	(2,330)

Balance at end of year	$1,425	$(2,282)	$(2,330)

Accumulated other comprehensive income (loss):
Accumulated other comprehensive income (loss) at beginning of year	$(7)	$—	$—
Other comprehensive income (loss):
Unrealized depreciation of investments, net of tax	(32)	(7)	—

Other comprehensive income (loss)	(32)	(7)	—

Accumulated other comprehensive income (loss) at end of year	$(39)	$(7)	$—

Total stockholders’ equity at December 31,	$197,417	$33,502	$(2,330)

Comprehensive income (loss):
Net earnings (loss)	$3,707	$48	$(2,330)
Other comprehensive income (loss)	(32)	(7)	—

Total comprehensive income (loss)	$3,675	$41	$(2,330)

See accompanying notes to consolidated financial statements.

Darwin Professional Underwriters, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004,
and the period March 3, 2003 (date of inception) to December 31, 2003
(Dollars in thousands)

	2005	2004	2003

Cash flows provided by (used for) operating activities:
Net earnings (loss)	$3,707	$48	$(2,330)
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Deferred insurance acquisition costs	(13,730)	(11,288)	(3,421)
Amortization of insurance acquisition costs	12,087	7,990	759
Deferred income taxes	(3,551)	(2,618)	(132)
Depreciation and amortization	422	165	23
Net realized investment (gains) losses	176	(1)	—
Gain on the sale of fixed assets	(14)	—	—
Amortization of investment discounts and premiums	(1,601)	202	—
Change in:
Premiums receivable	(8,323)	(7,519)	(6,248)
Reinsurance recoverable on paid and unpaid losses	(35,688)	(14,582)	(990)
Ceded unearned reinsurance premiums	(18,055)	(11,075)	(4,723)
Current income taxes payable/receivable	(1,638)	2,470	(1,166)
Other assets	(842)	(626)	(21)
Loss and loss adjustment expense reserves	90,882	43,722	3,485
Unearned premium reserves	34,006	35,483	18,791
Reinsurance payable	7,170	(1,328)	4,786
Accrued expenses and other liabilities	4,057	2,289	1,909

Net cash provided by (used for) operating activities	69,065	43,332	10,722
Cash flows provided by (used for) investing activities:
Proceeds from sales of available-for-sale securities	11,490	—	—
Proceeds from sales of short-term investments	218,058	92,166	—
Maturities of available-for-sale securities	15,989	1,332	—
Maturities of short-term investments	533,130	143,440	—
Due to brokers for unsettled trades	2,216	—	—
Purchases of available-for-sale securities	(80,484)	(67,873)	—
Purchases of short term investments	(897,640)	(236,857)	—
Purchases of fixed assets	(1,292)	(1,020)	(188)
Proceeds from sales of fixed assets	26	—	—
Acquisition of insurance companies, net of cash acquired	(25,575)	(17,919)	—

Net cash provided by (used for) investing activities	(224,082)	(86,731)	(188)
Cash flows provided by (used for) financing activities:
Proceeds from issuance of preferred stock	—	—	2,106
Proceeds from capital contributions	160,240	35,791	—

Net cash provided by (used for) financing activities	160,240	35,791	2,106
Net increase (decrease) in cash	5,223	(7,608)	12,640
Cash, beginning of period	5,032	12,640	—

Cash, end of period	$10,255	$5,032	$12,640

Supplemental disclosures of cash flow information:
Cash paid for federal and state income taxes	$7,376	$293	$—
See accompanying notes to consolidated financial statements.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(1)	Basis of Presentation

(a)	Organization
      Darwin Professional Underwriters, Inc. (DPUI) was formed in March 2003 as an underwriting manager for certain insurance company subsidiaries of Alleghany Corporation (Alleghany), a publicly traded company, pending the establishment or acquisition of separate insurance companies for the DPUI business. Effective June 1, 2003, DPUI entered into underwriting management agreements with three wholly-owned subsidiaries of Alleghany, Capitol Indemnity Corporation, Capitol Specialty Insurance Corporation, and Platte River Insurance Company (collectively, the Capitol Companies), to underwrite and administer specialty liability insurance business. DPUI’s specialty liability insurance business consists of directors and officers liability, errors and omissions liability and medical malpractice liability insurance.
      DPUI, located in Farmington, Connecticut, is a majority-owned underwriting subsidiary of Alleghany Insurance Holdings, LLC (AIHL), which is a wholly-owned subsidiary of Alleghany. A minority interest in DPUI is owned by certain key employees of DPUI.
      On February 3, 2004, Darwin Group, Inc. (Darwin Group), a wholly-owned subsidiary of AIHL, was formed as an insurance holding company for the purpose of acquiring Darwin National Assurance Company (DNA). DNA was acquired on May 3, 2004 as a wholly-owned subsidiary of Darwin Group. DNA is licensed to write property and casualty insurance on an admitted basis in 47 jurisdictions (including the District of Columbia) and is eligible to operate on an excess and surplus lines basis in one additional state (Arkansas). On May 2, 2005, DNA acquired Darwin Select Insurance Company (Darwin Select), as a wholly-owned insurance company subsidiary. Darwin Select is licensed to write property and casualty insurance on an admitted basis in Arkansas (its state of domicile) and is eligible to operate on an excess and surplus lines basis in 40 additional states. Effective as of January 1, 2006, Darwin Group was contributed by Alleghany to DPUI (see Note 1(b)).
      The Capitol Companies are wholly-owned subsidiaries of AIHL and operate in 50 states and the District of Columbia. In addition to the business produced by DPUI and issued on policies of the Capitol Companies, the Capitol Companies have significant independent operations that are not included in these consolidated financial statements. Alleghany had acquired ownership of the Capitol Companies in January 2002. Prior to the formation of DPUI as an underwriting manager to underwrite professional liability coverages for the Capitol Companies in the directors and officers, errors and omissions and medical malpractice lines, neither the Capitol Companies nor Alleghany were writing any of these lines of business.
      DNA, Darwin Select and the Capitol Companies (in respect of the business produced by DPUI and issued on polices of the Capitol Companies) receive underwriting, claims, management, and administrative services from DPUI.
      Darwin’s products are marketed through independent producers located throughout the United States.

(b)	Reorganization
      Effective October 1, 2005, Darwin Group, through its subsidiary DNA, entered into a series of reinsurance and commutation agreements with the Capitol Companies (see Note 5). Overall, these reinsurance agreements had the effect of transferring to DNA all of the in-force business produced by DPUI and issued on policies of the Capitol Companies, along with the corresponding financial statement effects of these policies. In addition, in November 2005, Alleghany made a capital contribution of $135,000 to Darwin Group, which subsequently contributed this capital to DNA.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
      Effective January 1, 2006, DPUI became the parent of Darwin Group and its subsidiaries, DNA and Darwin Select and, in connection therewith, DPUI issued to AIHL shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of $197,178, equal to the book value of Darwin Group on December 31, 2005, in exchange for all of the outstanding common stock of Darwin Group held by AIHL. In addition, AIHL exchanged its 6,600,000 shares of common stock of DPUI, representing 80% of the issued and outstanding shares of DPUI, for 9,560 additional shares of Series A Preferred Stock of DPUI having an aggregate liquidation preference of $200, representing 80% of the book value of DPUI on December 31, 2005 (see Notes 11 and 23).
      The consolidated financial statements give retroactive effect to both the transfer of the in-force business to Darwin Group from the Capitol Companies and the contribution of Darwin Group to DPUI as transactions between entities under common control, accounted for as a pooling of interests. This results in a presentation that reflects the actual business produced and managed by DPUI, regardless of the originating insurance carrier, with all periods presented as if DPUI and Darwin Group, including the transferred in-force business, had always been combined.
      Collectively these operations are referred to as “Darwin” or the “Company.”

(c)	Subsequent Event
      Darwin and the Capitol Companies have received regulatory approval from the insurance departments of the states of domicile for permission to make certain changes to the fee arrangements under which the Capitol Companies issue policies for business produced by DPUI. These changes include changing the fees charged by the Capitol Companies in respect of such business to 0.5% of premiums written in 2006, 1.0% in 2007, 2.0% in 2008, and 3.0% thereafter. However, in the event that DPUI completes an initial public offering of its stock, the fee will become 3.0% effective January 1 of the year immediately following the initial public offering.
      On May 3, 2006, the Company’s Board of Directors approved a 33-for-two stock split of the Company’s shares of common stock, to be effected on the effective date of the Company’s filing for its initial public offering. In addition, the par value of the common stock has been adjusted to $0.01 per common share from $0.10 per common share. The resulting increase in common stock was offset by a decrease in additional paid-in capital.
      All common stock and per share data included in these consolidated financial statements, and the exchange ratios for the Series B Convertible Preferred Stock, have been retroactively adjusted to reflect this 33-for-two stock split and the change in par value for all periods presented.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation
      The accompanying consolidated financial statements include the results of DPUI and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles. All significant inter-company accounts and transactions have been eliminated.

(b)	Investments and Fair Values of Financial Instruments
      Darwin classifies all of its fixed maturities with original maturities equal to or greater than one year at acquisition as available-for-sale. Accordingly, investments in fixed maturities are reported at fair value.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
Fair values of investments are determined from quoted market prices where available, or are estimated using values obtained from independent pricing services. Unrealized gains and losses during the year, net of the related tax effect, are excluded from earnings and reflected in comprehensive income (loss) and the cumulative effect is reported as a separate component of stockholders’ equity until realized.
      The cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. The interest method is used for such amortization and accretion. Fixed maturities deemed to have declines in value that are other-than-temporary are written down through the consolidated statement of operations to carrying values equal to their estimated fair values.
      Investment income is recorded when earned. Realized gains and losses on sales or declines deemed other-than-temporary are determined on the basis of specific identification of investments.
      Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow, and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method. Under the retrospective method, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income.
      Short-term investments, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year at acquisition, are carried at cost, which approximates fair value.

(c)	Cash
      For purposes of the consolidated statement of cash flows, cash includes only funds that are available for immediate withdrawal.

(d)	Premiums and Unearned Premium Reserves
      Premiums are recognized as revenue on a pro rata basis over the term of the insurance contracts, generally 12 months. Unearned premium reserves represent the unexpired portion of policy premiums. Premiums receivable are reported net of an allowance for estimated uncollectible amounts, if any. Ceded premiums are charged to income over the term of the reinsurance contracts. Ceded unearned premiums represent the unexpired portion of premiums ceded to reinsurers.

(e)	Reinsurance Recoverables
      Darwin follows the customary practice of reinsuring with other companies the loss exposures on business it has written. This practice allows the Darwin insurance companies to diversify their business and to write larger policies, while limiting the extent of their primary maximum net loss. Reinsuring loss exposures does not relieve Darwin from its primary obligation to policyholders. Darwin remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance arrangements. Darwin regularly evaluates the financial condition of its reinsurers to determine the collectibility of the reinsurance recoverables.
      Reinsurance recoverables (including amounts related to claims incurred but not reported) and ceded unearned reinsurance premiums are reported as assets. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Ceded premiums are charged to income over the applicable terms of the various reinsurance contracts with third party reinsurers. Reinsurance contracts that do not result in a reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed and that do not provide for the transfer of

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
significant insurance risk generally do not meet the conditions for reinsurance accounting and are accounted for as deposits. Darwin has no contracts with reinsurers that do not meet the risk transfer provisions of Financial Accounting Standards Board (FASB) Statement No. 113, Accounting for Reinsurance (SFAS No. 113).

(f)	Deferred Insurance Acquisition Costs
      Insurance acquisition costs that vary with, and are directly related to, the production of premiums (principally commissions, premium taxes, and certain underwriting salaries) are deferred. Deferred insurance acquisition costs are amortized to expense as the related premiums are earned. Deferred insurance acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Future investment income attributable to the related premiums is taken into account in measuring the recoverability of the carrying value of this asset. All other acquisition costs are charged to expense as incurred.

(g)	Property and Equipment
      Property and equipment are recorded at cost and depreciated over the asset’s estimated useful life on a straight-line basis using a mid-year convention. Useful lives for depreciation purposes are as follows:

Computer equipment	3 years
Computer software	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or life of lease
      Improvements that extend the life of a specific asset are capitalized, while normal repair and maintenance costs are expensed as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation accounts are removed from the balance sheet, with the resulting gain or loss being included in the statement of operations.

(h)	Intangible Assets
      Darwin recognized intangible assets in connection with the acquisitions of DNA and Darwin Select. Darwin accounts for intangible assets in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). Management has determined that these intangible assets have an indefinite life.
      SFAS No. 142 requires that intangible assets with indefinite useful lives be capitalized and tested for impairment at least annually. An annual assessment is performed by Darwin to evaluate the continued recoverability of the intangible asset balance. The Company did not recognize any impairment of intangibles during fiscal years ended December 31, 2005 and 2004, or for the period March 3, 2003 to December 31, 2003.

(i)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.
      Since its inception, Darwin has filed a consolidated federal income tax return with its ultimate parent, Alleghany. Each of the entities included in the consolidated financial statements is subject to a tax sharing agreement. The provisions of these agreements generally require each of the entities (together with the subsidiaries of that entity) to make payments to its immediate parent for the federal income tax imposed on its taxable income in a manner consistent with filing a separate federal income tax return (but subject to certain limitations that are applied to the Alleghany consolidated group as a whole). In addition, current year losses and tax benefits can be recovered by an entity from its parent to the extent that, on a stand-alone basis, such losses and tax benefits could be carried back to, and would reduce, the entity’s taxable income in an earlier taxable year when it was included in the Alleghany consolidated federal income tax return, provided that Alleghany can actually utilize the losses or tax benefits to reduce its consolidated federal income tax liability in the current or a prior tax year. Losses and tax benefits not so recovered can be carried forward in computing the entity’s stand-alone tax liability in a later year.

(j)	Loss and Loss Adjustment Expense Reserves
      The loss and loss adjustment expense (LAE) reserves represent the estimated ultimate cost of all reported and unreported losses and LAE incurred and unpaid on direct and assumed business at the balance sheet date. Loss and LAE reserves include: (1) the accumulation of individual estimates for claims reported prior to the close of the accounting period; (2) estimates for incurred but not reported claims based on industry experience modified for current trends; and (3) estimates of expenses for investigating and settling claims based on industry experience. The liabilities recorded are based on estimates resulting from a continuous review process, and differences between estimates and ultimate payments are reflected in expense for the period in which the estimates are changed. The Company has estimated no subrogation recoveries in its determination of loss reserves due to the lack of any actual recoveries to date.

(k)	Comprehensive Income (Loss)
      The Company reports and presents comprehensive income (loss) in accordance with FASB Statement No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income or loss and its components in financial statements. The objective of the statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period. The Company’s other comprehensive income or loss arise from unrealized gains and losses, net of tax effects, on investment securities categorized as available-for-sale. The Company has elected to display comprehensive income (loss) as a component of the consolidated statements of changes in stockholders’ equity and comprehensive income (loss).

(l)	Segments
      In accordance with FASB Statement No. 131, Disclosure About Segments of an Enterprise and Related Information, the financial information of the segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Management organizes the business around the specialty liability insurance produced through brokers, agents and program administrators. Darwin’s specialty liability insurance operations comprise one business segment.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(m)	Estimates
      The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and claims and expenses during the reporting period. Actual results could differ from those estimates.

(n)	Statutory Accounting Practices
      DNA, domiciled in Delaware, and Darwin Select, domiciled in Arkansas, prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of the state of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The Company is not currently utilizing any permitted statutory accounting practices in the preparation of its statutory financial statements.

(o)	New Accounting Standards
      In December 2004, the FASB issued Statement No. 123R (revised 2004), Share-Based Payments (SFAS No. 123R), which is a revision of Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and amended FASB Statement No. 95, Statement of Cash Flows.
      SFAS No. 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under SFAS No. 123R, pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after the Company’s adoption of SFAS No. 123R. SFAS No. 123R is effective for Darwin as of January 1, 2006. The Company has evaluated the effect of SFAS No. 123R, and believes it will not have a significant impact on the operations or financial condition of Darwin.
      In September 2005, the Accounting Standards Executive Committee issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-01). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature of coverage within a contract.
      SOP 05-1 is effective for Darwin in fiscal year 2007, with earlier adoption encouraged. The Company has evaluated the effect of SOP 05-1 and does not expect the impact to have a significant effect on operations or financial condition of Darwin.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(3)	Purchase Accounting
      On May 2, 2005, DNA purchased all the issued and outstanding shares of Ulico Indemnity Company (Ulico Indemnity) for initial consideration of $25,668, which included acquisition costs of $428. Subsequent to the purchase, Ulico Indemnity was renamed Darwin Select Insurance Company. The acquisition of Darwin Select was accounted for as a purchase in accordance with FASB Statement No. 141, Business Combinations. Assets and liabilities acquired were recorded at their estimated fair value as of the acquisition date. Included in the assets acquired is an indefinite lived intangible asset of $3,387 for the fair value of Darwin Select’s state insurance license and excess and surplus authorizations. Subsequent to December 31, 2005, Darwin made an additional contingent payment in the amount of $213, in connection with a joint tax election, which has not been reflected in the consolidated financial statements as of December 31, 2005.
      The following is a condensed balance sheet disclosing the amount assigned to each major asset and liability of Darwin Select:

	Pre-	Acquisition	Post-
Assets	Acquisition	Adjustment	Acquisition

Debt securities	$22,026	$—	$22,026
Cash	93	—	93
Intangible assets — licenses	—	3,387	3,387
Reinsurance recoverable on paid and unpaid losses	6,693	—	6,693
Other assets	162	—	162

Total assets	$28,974	$3,387	$32,361

	Pre-	Acquisition	Post-
Liabilities	Acquisition	Adjustment	Acquisition

Loss and loss adjustment expense reserves	$6,693	$—	$6,693

Stockholders’ Equity

Common stock	4,200	—	4,200
Additional paid-in capital	13,755	7,713	21,468
Retained earnings (deficit)	4,326	(4,326)	—

Total stockholders’ equity	22,281	3,387	25,668

Total liabilities and stockholders’ equity	$28,974	$3,387	$32,361

      In connection with the acquisition of Darwin Select, the seller, Ulico Casualty Company (Ulico Casualty), contractually reinsured all of the business written on policies of Darwin Select prior to the sale. Darwin Select recorded reinsurance recoverables in the amount of $6,693 and transferred to Ulico Casualty cash in the same amount, representing reserves for the unpaid losses and LAE. The reinsurance recoverable from Ulico Casualty is fully collateralized by a trust agreement escrow fund. The escrow fund may only be drawn down by Darwin Select and is available for the settlement of reinsurance recoveries in the event of non-payment by Ulico Casualty. In addition, Ulico Casualty has indemnified DNA and Darwin Select against all liabilities arising out of the operations of Darwin Select prior to the date of acquisition. ULLICO Inc., the parent company of Ulico Casualty, has guaranteed the performance by

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
Ulico Casualty of its indemnification obligations and of its obligations under the reinsurance agreement and the trust agreement.
      On May 3, 2004, Darwin Group purchased all the issued and outstanding shares of US Aegis Energy Insurance Company (US Aegis) from Aegis Holding, Inc., a subsidiary of Associated Electric & Gas Insurance Services Limited (AEGIS) for total consideration of $20,792, which included acquisition costs of $455. Subsequent to the purchase, US Aegis was renamed Darwin National Assurance Company. The acquisition was accounted for as a purchase. Assets and liabilities acquired were recorded at their estimated fair value as of the acquisition date. Included in the assets acquired is an indefinite lived intangible asset of $3,706 for the fair value of DNA’s state insurance licenses. In connection with the acquisition, AEGIS agreed to indemnify Darwin Group and DNA against liabilities arising out of the operations of DNA prior to the closing of the acquisition.
      The following is a condensed balance sheet disclosing the amount assigned to each major asset and category of DNA:

	Pre-	Acquisition	Post-
Assets	Acquisition	Adjustment	Acquisition

Debt securities	$14,037	$—	$14,037
Cash	2,873	—	2,873
Intangible assets — licenses	—	3,706	3,706
Other assets	176	—	176

Total assets	$17,086	$3,706	$20,792

	Pre-	Acquisition	Post-
Stockholders’ Equity	Acquisition	Adjustment	Acquisition

Common stock	$3,500	$—	$3,500
Gross paid in capital	6,800	10,492	17,292
Retained earnings	6,786	(6,786)	—

Total stockholder’s equity	$17,086	$3,706	$20,792

(4)	Investments
      The amortized cost and estimated fair value of fixed maturities at December 31, 2005 and 2004 are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
2005	Cost	Gains	Losses	Fair Value

Type of investment
U.S. Government bonds	$16,163	$—	$(231)	$15,932
State and municipal bonds	30,686	342	(28)	31,000
Mortgage/asset-backed securities	39,233	70	(99)	39,204
Corporate bonds and notes	34,750	51	(167)	34,634

Total fixed maturities	$120,832	$463	$(525)	$120,770

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2004	Cost	Gains	Losses	Value

Type of investment
U.S. Government bonds	$38,284	$4	$(51)	$38,237
State and municipal bonds	11,738	51	(37)	11,752
Mortgage/asset-backed securities	8,473	42	(5)	8,510
Corporate bonds and notes	7,856	21	(36)	7,841

Total fixed maturities	$66,351	$118	$(129)	$66,340

      The amortized cost and estimated fair value of fixed maturities at December 31, 2005, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value

Due in one year or less	$8,457	$8,399
Due after one year through five years	37,316	36,977
Due after five years through ten years	7,692	7,713
Due after ten years	28,135	28,477
Mortgage/asset-backed securities	39,232	39,204

Total	$120,832	$120,770

      An investment in a fixed maturity which is available-for-sale is impaired if its fair value falls below its book value, and the decline is considered to be other-than-temporary. Darwin’s assessment of a decline in fair value includes its current judgment as to the financial position and future prospects of the issuing entity of the security, the length of time and extent to which fair value has been below cost, and Darwin’s ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery.
      The following table summarizes, for all fixed maturity securities in an unrealized loss position at December 31, 2005, the aggregate fair value, and the gross unrealized loss by length of time such securities have continuously been in an unrealized loss position:

	Less Than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

Type of investment
U.S. Government bonds	$10,954	$(129)	$2,191	$(72)	$13,145	$(201)
State and municipal bonds	2,523	(29)	—	—	2,523	(29)
Mortgage/asset-backed securities	12,644	(118)	463	(10)	13,107	(128)
Corporate bonds and notes	19,434	(78)	4,074	(89)	23,508	(167)

Total fixed maturities	$45,555	$(354)	$6,728	$(171)	$52,283	$(525)

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
      The majority of the unrealized losses on fixed maturity securities are interest rate related. Each of the fixed maturity securities with an unrealized loss at December 31, 2005 has a fair value that is greater than 94.4% of its amortized cost. Of the 23 securities that have been in an unrealized loss position for longer than 12 months, 14 are U.S. Treasury securities and each of the remaining securities has a fair value that is greater than 96.4% of its amortized cost. None of the fixed maturity securities with unrealized losses have ever missed, or been delinquent on, a scheduled principal or interest payment, and none are rated below investment grade. As of December 31, 2005 and 2004, no securities are considered to be other-than-temporarily impaired.
      The fair value of securities on deposit with insurance regulators in accordance with statutory requirements was $11,859 and $4,224 at December 31, 2005 and 2004, respectively.
      Realized gains (losses) and change in unrealized gains (losses) on fixed maturity investments for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004

Realized gains (losses)
Gross gains	$1	$1
Gross losses	(177)	—

Net realized gains (losses)	$(176)	$1

Change in unrealized gains (losses)	$(51)	$(11)
Less effect of tax	(19)	(4)

Change in net unrealized gains (losses)	$(32)	$(7)

      The Company did not have any fixed maturity investments for the year ended December 31, 2003.
      Following is a summary of cumulative unrealized gains (losses) on fixed maturity investments at December 31, 2005 and 2004:

	2005	2004

Unrealized gains (losses)
Gross unrealized gains	$463	$118
Gross unrealized losses	(525)	(129)

Unrealized gains (losses)	(62)	(11)
Less effect of tax	(23)	(4)

Net unrealized gains (losses)	$(39)	$(7)

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
      Investment income by category for the years ended December 31, 2005 and 2004 and for the period March 3, 2003 to December 31, 2003 is as follows:

	2005	2004	2003

Fixed maturities	$4,088	$663	$—
Short-term	985	328	11

Gross investment income	5,073	991	11
Investment expenses	153	42	—

Net investment income	$4,920	$949	$11

(5)	Reinsurance

(a)	Ceded
      Darwin purchases third party reinsurance coverage for substantially all of its lines of business. These arrangements provide for greater diversification of business, allow Darwin to control exposure to potential losses arising from large risks, and provide additional capacity for growth. The specific reinsurance coverages are tailored to the specific risk characteristics of each class of business and Darwin’s retained amount varies by type of coverage. Given the nature of the loss exposure of Darwin’s lines of business, Darwin generally purchases excess of loss treaty reinsurance to mitigate the volatility of our book of business by limiting exposure to frequency and severity of losses.
      The Company purchases both fixed and variable cost excess of loss reinsurance. Darwin purchases fixed cost excess of loss reinsurance, where a fixed percentage of premiums are ceded to reinsurers depending upon the policy limits written and the losses recoverable are determined based upon a fixed percentage of losses incurred.
      Part of the Company’s current excess of loss reinsurance program is structured on a variable cost basis, which enables it to retain a greater portion of premium if our ultimate loss ratio is lower than an initial provisional loss ratio set out in the reinsurance contract. For these contracts, the ultimate ceded premium earned on these treaties is determined by the loss ratio on the business subject to the reinsurance treaty. If the expected ultimate loss ratio increases or decreases from the level currently estimated, the ceded premiums and losses recoverable from the reinsurers will also increase or decrease relationally within a minimum and maximum range for ceded premium and subject to a loss ratio cap for losses recoverable. Until such time as the ceded premium reaches the maximum rate stated within the terms of the contract, ceded premium paid to the reinsurers will be in excess of the amount of any losses recoverable from reinsurers. After the ceded premium incurred reaches the maximum rate stated in the contracts, losses incurred covered by the contract are recoverable from reinsurers up to a loss ratio cap, without any required additional ceded premium payment. The loss ratio caps in these variable rated contracts vary from 225% to 300% of the maximum rate of ceded premium payable stated within the terms of the contracts. As a result, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of ceded premiums and losses recoverable from reinsurers on these contracts.
      In connection with the acquisition of Darwin Select, Darwin recorded ceded reinsurance recoverables and corresponding direct loss and LAE reserves in the amount of $6,693. At December 31, 2005, such amounts were $1,637, which were fully collateralized by an escrow fund.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
      Reinsurance recoverables on paid and unpaid losses at December 31, 2005 and 2004 consist of the following:

	2005	2004

Reinsurance recoverables on paid losses	$31	$—
Ceded outstanding case losses and LAE	463	—
Ceded outstanding IBNR losses and LAE	50,766	15,572

Gross reinsurance recoverables	$51,260	$15,572

      At December 31, 2005, the largest concentration of reinsurance recoverable was due from Transatlantic Reinsurance Company for $12,731 or 24.8% of the total, with an A.M. Best rating of A+ (superior) for its financial strength. As of December 31, 2005, approximately 82.9% or $42,482 of Darwin’s reinsurance recoverables are with reinsurers with an A.M. Best rating of A (excellent) or higher for financial strength. In addition, of the remaining reinsurance recoverable of $8,778, 98.5% is collateralized either by an irrevocable letter of credit or by an escrow fund under a trust agreement. Darwin has no allowance for uncollectible reinsurance as of December 31, 2005 or 2004.
      Reinsurance contracts do not relieve Darwin from its obligations to policyholders. Darwin remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. Darwin regularly evaluates the financial condition of its reinsurers to determine the collectibility of the reinsurance recoverables. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies.

(b)	Inter-company Ceded and Assumed
      On July 1, 2004, Darwin Group, through its subsidiary DNA, entered into inter-company reinsurance agreements with each of the Capitol Companies, whereby any of the business produced by DPUI and written on polices of the Capitol Companies would be 100% assumed by DNA (“the 100% reinsurance agreement”). DNA then retroceded a portion to external reinsurers and 90% of the remaining balance, including direct business written by DNA, net of cessions to external reinsurers (“the 90% retrocession agreement”), to Capitol Indemnity Corporation.
      As disclosed in Note 1(b), effective October 1, 2005, Darwin Group, through its subsidiary DNA, commuted the 90% retrocession agreement with Capitol Indemnity Corporation. The 100% reinsurance agreement between the Capitol Companies and DNA remains in effect for all business produced by DPUI and written on policies of the Capitol Companies.
      In addition, Darwin Group, through its subsidiary DNA, entered into a loss portfolio transfer agreement, also effective as of October 1, 2005, whereby all of the outstanding loss and LAE reserves on the business produced by DPUI and written on policies of the Capitol Companies prior to July 1, 2004 were assumed by DNA. In exchange for assuming these outstanding loss and LAE reserves and related reinsurance recoverables on paid and unpaid losses, Darwin received cash. Under the agreement, to the extent that the Capitol Companies experience additional incurred losses, if any, related to the transferred loss portfolio, DNA will pay those additional amounts as they are recorded.
      The commutation and loss portfolio transfer transactions did not result in any gain or loss for DNA or the Capitol Companies. The overall effect of these agreements was to transfer all of the business produced

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
by DPUI and written on policies of the Capitol Companies, along with the corresponding assets, liabilities and related cash to Darwin.
      The overall effect of these arrangements was to transfer all of the business produced by DPUI and written on policies of the Capitol Companies, along with the corresponding assets, liabilities and related cash to Darwin Group’s subsidiary DNA. As described in Note 1(b), the consolidated financial statements give retroactive effect to this transfer as a transaction between entities under common control, with all periods presented as if the transferred business had always been part of Darwin. The following table shows the balance sheet effects of these inter-company transactions on each Darwin company:

	As of December 31, 2005

	Capitol
Balance Sheet	Companies	DNA	DPUI	Combined

Assets:
Cash and investments	$(88,752)	$88,752	$—	$—
Reinsurance recoverable on paid and unpaid losses	7,253	(7,253)	—	—
Deferred insurance acquisition costs	(17,919)	16,924	995	—
Affiliate receivable (payable)	4,619	(3,624)	(995)	—

Total assets	$(94,799)	$94,799	$—	$—

Liabilities and Stockholders’ Equity:
Loss and LAE reserves	$(54,151)	$54,151	$—	$—
Unearned premium reserves	(40,648)	40,648	—	—

Total liabilities	(94,799)	94,799	—	—

Total stockholders’ equity	—	—	—	—

Total liabilities and stockholders’ equity	$(94,799)	$94,799	$—	$—

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(c) Reinsurance Effect on Operations
      Net premiums written, net premiums earned, and net losses and LAE incurred included reinsurance activity for the years ended December 31, 2005, and 2004, and the period March 3, 2003 to December 31, 2003 are as follows:

	2005	2004	2003

Net Premiums Written:
Direct premiums written	$23,354	$2,451	$—
Assumed premiums written — Capitol Companies	142,470	98,004	24,166
Ceded premiums written	(65,174)	(29,955)	(5,983)

Net premiums written	$100,650	$70,500	$18,183

Net Premiums Earned:
Direct premiums earned	$11,021	$324	$—
Assumed premiums earned — Capitol Companies	120,797	64,649	5,376
Ceded premiums earned	(47,120)	(18,881)	(1,261)

Net premiums earned	$84,698	$46,092	$4,115

Net Losses and LAE Incurred:
Direct losses and LAE incurred	$11,400	$220	$—
Assumed losses and LAE incurred — Capitol Companies	84,856	43,988	3,674
Ceded losses and LAE incurred	(37,650)	(14,580)	(990)

Net losses and LAE incurred	$58,606	$29,628	$2,683

      The net premiums written table above presents our gross premiums written on the Capitol Companies (Assumed premiums written — Capitol Companies) as well as gross premiums written directly on DNA and Darwin Select (Direct premiums written). Since each of our insurance company subsidiaries obtained its own A.M. Best rating of “A-” (Excellent) in November 2005, whenever possible, DPUI has written coverage on policies issued by DNA or Darwin Select. However, our insurance company subsidiaries are not currently licensed (in the case of our admitted carrier DNA) or eligible to write business on a surplus lines basis (in the case of Darwin Select) in all U.S. jurisdictions, and DNA does not yet have in place all rate and form filings required to write insurance business in every jurisdiction where it is licensed. In addition, the Capitol Companies have A.M. Best ratings of “A” (Excellent), and we believe that insureds in certain classes of our business (primarily public D&O) require policies issued by an insurer with an A.M. Best rating of “A” (Excellent). Consequently, although we expect to write the majority of our future business on policies of our insurance company subsidiaries, we continue to depend upon the Capitol Companies to write policies for a portion of the business produced by DPUI. For the year ended December 31, 2005, we wrote $142.5 million of gross premiums through our arrangement with the Capitol Companies, representing 85.9% of the total gross premiums produced by DPUI.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(6)	Deferred Insurance Acquisition Costs
      An analysis of deferred insurance acquisition costs at December 31, 2005, 2004, and 2003 is as follows:

	2005	2004	2003

Balance at beginning of the year	$5,960	$2,662	$—
Insurance acquisition costs deferred:
Commissions and brokerage expenses	10,078	9,410	2,339
Other underwriting, acquisition and operating expenses	3,652	1,878	1,082

	13,730	11,288	3,421
Amortization of insurance acquisition costs	(12,087)	(7,990)	(759)

Net change for year	1,643	3,298	2,662

Balance at end of the year	$7,603	$5,960	$2,662

(7)	Property and Equipment, Net
      Property and equipment at December 31, 2005 and 2004 consists of the following:

	2005	2004

Computer hardware and software	$1,791	$1,120
Furniture and fixtures	438	65
Leasehold improvements	250	24

Property and equipment, at cost	2,479	1,209
Accumulated depreciation	(599)	(187)

Property and equipment, net	$1,880	$1,022

      Depreciation was $422, $165 and $23 for the years ended December 31, 2005 and 2004, and for the period March 3, 2003 to December 31, 2003, respectively.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(8)	Loss and Loss Adjustment Expense Reserves
      The following table provides a reconciliation of the beginning and ending loss and LAE reserves, net of reinsurance, at December 31, 2005, 2004, and 2003:

	2005	2004	2003

Gross reserves balance at January 1,	$47,207	$3,485	$—
Less reinsurance recoverables	(15,572)	(990)	—

Net reserves balance at January 1,	31,635	2,495	—
Add aquired gross reserves	6,693	—	—
Less reinsured acquired gross reserves	(6,693)	—	—

Net reserve balance	31,635	2,495	—

Incurred losses and LAE, net of reinsurance, related to:
Current period	58,640	29,628	2,683
Prior periods	(34)	—	—

Total incurred	58,606	29,628	2,683

Paid losses and LAE, net of reinsurance, related to:
Current period	1,630	438	188
Prior periods	1,782	50	—

Total paid	3,412	488	188

Net reserve balance at December 31	86,829	31,635	2,495
Plus reinsurance recoverables	51,260	15,572	990

Gross reserves balance at December 31	$138,089	$47,207	$3,485

      Darwin continually reviews its loss and LAE reserves and the related reinsurance recoverables. Differences between estimates and ultimate payments are reflected in expense for the period in which the estimates are changed. The actuarial estimates are based on industry claim experience and our own experience and consider current claim trends and premium volume, as well as social and economic conditions. While Darwin has recorded its best estimate of loss and LAE reserves as of December 31, 2005, 2004 and 2003, it is possible these estimates may materially change in the future.
      Losses and LAE incurred have increased over the prior years due to the expected losses on the increased premiums earned, offset by actual and anticipated reinsurance recoveries (including a provision for recoveries on incurred but not reported losses) on the expected losses. The increase in gross and net loss and LAE reserves primarily reflects increased net premiums earned for all lines of business and limited paid loss activity for the current and prior accident years. In addition, gross reserves increased during 2005 due to the acquisition of Darwin Select. At the time of acquisition, Darwin Select had outstanding gross loss and LAE reserves of $6,693, that are 100% reinsured by the seller and are fully collateralized. These increases are offset for 2005 by a reduction in prior year losses and LAE incurred of $34 due to net favorable development on loss and LAE reserves recorded for accident year 2004 and 2003. Loss and LAE emergence on the 2004 and 2003 accident year has been more favorable than anticipated when the original gross and net loss reserves were established.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(9)	Income Taxes
      Since its inception, Darwin has filed a consolidated federal income tax return with its ultimate parent, Alleghany. Each of the entities included in the consolidated financial statements is subject to a tax sharing agreement. The provisions of these agreements generally require each of the entities (together with the subsidiaries of that entity) to make payments to its immediate parent for the federal income tax imposed on its taxable income in a manner consistent with filing a separate federal income tax return (but subject to certain limitations that are applied to the Alleghany consolidated group as a whole). In addition, current year losses and tax benefits can be recovered by an entity from its parent to the extent that, on a stand-alone basis, such losses and tax benefits could be carried back to, and would reduce, the entity’s taxable income in an earlier taxable year when it was included in the Alleghany consolidated federal income tax return, provided that Alleghany can actually utilize the losses or tax benefits to reduce its consolidated federal income tax liability in the current or a prior tax year. Losses and tax benefits not so recovered can be carried forward in computing the entity’s stand-alone tax liability in a later year. Further, the tax sharing agreement requires the Company to cooperate with Alleghany in tax matters and to share its cost of tax audits and any interest and penalties. The agreement also provides that if the Company performs every obligation under the tax sharing agreement, Alleghany agrees to indemnify the Company for any federal income taxes imposed on the Alleghany consolidated group.
      At December 31, 2005 and 2004, respectively, $142 and $179 of Darwin’s total deferred tax asset was due to net operating losses created on a separate return basis consistent with the tax sharing agreements. The Company anticipates that it will be able to utilize all of these net operating losses to reduce or eliminate any liability of the entities included in the consolidated financial statements to Alleghany for federal income tax on the Company’s taxable income for the periods prior to our anticipated initial public offering. However, if Darwin is not able to utilize all of those net operating losses, the tax law will not allow Darwin to carry forward such net operating losses after the anticipated initial public offering when Darwin anticipates filing its own consolidated federal income tax return, and the tax sharing agreement with Alleghany will not allow Darwin to recover any amount from Alleghany in respect of the benefit Alleghany may have derived from its use of such unutilized net operating losses.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
      Federal tax payments of $3,785 and $2,877 were made by Darwin, including some made by the Capitol Companies on behalf of the Darwin business, to Alleghany during 2005 and 2004, respectively. No tax payments were made in 2003. The Company files separate state franchise and premium tax returns, as applicable. The components of current and deferred income tax expense (benefit) for the years ended December 31, 2005 and 2004, and the period March 3, 2003 to December 31, 2003 are as follows:

	2005	2004	2003

Current expense (benefit):
Federal expense (benefit)	$5,287	$2,022	$(1,087)
State expense	502	662	—

	5,789	2,684	(1,087)

Deferred expense (benefit):
Federal deferred expense (benefit)	(3,158)	(2,078)	(132)
State deferred expense (benefit)	(355)	(532)	—

	(3,513)	(2,610)	(132)

Income tax expense (benefit)	$2,276	$74	$(1,219)

      Income tax expense (benefit), as reflected in the statements of operations, differed from the statutory federal income tax rate for the years ended December 31, 2005 and 2004, and the period March 3, 2003 to December 31, 2003 as follows:

	2005		2004		2003

	Dollars	Percent	Dollars	Percent	Dollars	Percent

Federal income tax and rate	$2,094	35.0%	$43	35.0%	$(1,242)	35.0%
Tax effect of:
Municipal bond income, net of proration	(181)	(3.0)%	(40)	(32.4)%	—	0.0%
State income taxes, net of federal effect	203	3.4%	77	63.1%	—	0.0%
Prior year true-up	119	2.0%	—	0.0%	—	0.0%
Nondeductible expenses	68	1.1%	10	8.3%	21	(0.6)%
Changes in estimate of future year taxes	(27)	(0.5)%	(17)	(13.4)%	2	(0.1)%

Effective income tax and rate	$2,276	38.0%	$74	60.6%	$(1,219)	34.3%

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
Significant components of the deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004

Deferred tax assets:
Discounting of loss and LAE reserves	$4,144	$1,379
Discounting of unearned premium reserves	4,022	2,788
Deferred claims costs	—	1,215
Accrued expenses	880	410
Allowance for doubtful accounts	20	20
Other	51	83
Net operating losses, recoverable from Alleghany	142	179
Net unrealized losses on investment securities	194	48

Total deferred tax assets	9,453	6,122

Deferred tax liabilities:
Deferred insurance acquisition costs	2,341	3,001
Tax depreciation adjustment	452	267
Purchase licenses and fees	211	56
Miscellaneous	—	8
Net unrealized gains on investment securities	171	44

Total deferred tax liabilities	3,175	3,376

Net deferred tax	$6,278	$2,746

      Darwin regularly assesses the recoverability of its deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
      In addition, management considers whether or not the net operating loss carry forwards can be utilized by Darwin to reduce or eliminate its obligation to pay Alleghany the current federal income tax generated on a separate consolidated return basis that Darwin is obligated under our tax sharing agreement with Alleghany to pay in respect of taxable income earned prior to the anticipated initial public offering. Any net operating losses not previously used to reduce Darwin’s federal income tax obligation to Alleghany will not be available to reduce our federal income taxes on the separate consolidated federal income tax return that Darwin anticipates filing in respect of the taxable income earned after the anticipated initial public offering, and the tax sharing agreement with Alleghany will not allow Darwin to recover any amount from Alleghany in respect of the benefit Alleghany may have derived from its use of such unutilized net operating loss. Based upon the projections for future taxable income over the periods which the deferred tax assets are deductible as well as an estimate of our year 2006 taxable income on a separate return basis earned prior to the anticipated initial public offering, management believes it is more likely

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carry forward period are reduced.

(10)	Concentration in Revenue
      Darwin obtains its business primarily through independent agents and brokers and in certain cases through appointed program administrators. Independent agents and brokers are selected as eligible to do business with Darwin, but are not authorized to bind business or perform other functions on behalf of Darwin. Program administrators are appointed by Darwin to perform services on behalf of Darwin. These services include rating, quoting, binding, policy issuance and billing and collection of premiums on Darwin’s behalf. Collectively, these distribution sources are referred to as producers. For the years ending December 31, 2005 and 2004 and for the period March 3, 2003 to December 31, 2003, certain individual producers generated gross premiums written in excess of 10% of the Company’s total gross premiums written. During 2005, one producer generated $32,905, or 19.8% and a second producer generated $17,470, or 10.5% of gross premiums written. During 2004, one producer generated $26,533 or 26.4% of gross premiums written and during 2003, one producer generated $6,861 or 28.4% of gross premiums written. The loss of any of these producers could have a material adverse effect on the Company. No other producer generated 10.0% or more of the gross premiums written for the years ending December 31, 2005 and 2004 and for the period March 3, 2003 to December 31, 2003.

(11)	Preferred Stock
      In 2003, in connection with the formation of the Company, DPUI entered into a subscription agreement with AIHL, whereby AIHL agreed to purchase up to 400,000 shares of Series A Preferred Stock of DPUI for total proceeds of $8,000. At any time, DPUI may redeem all or a portion of the outstanding shares of Series A Preferred Stock at $20 per share, with no redemption premium. The holders of the Series A Preferred Stock are entitled to a $20 per share liquidation preference before any distribution or payment is made upon any shares of common stock or any shares of other securities of Darwin that are not designated as ranking equal to or senior to the shares of Series A Preferred Stock. Darwin is not obligated to issue any of these shares and issued them to AIHL from time to time to raise cash. At December 31, 2005 and 2004, 105,300 shares of Series A Preferred Stock had been issued for proceeds of $2,106. The shares of Series A Preferred Stock are conditionally redeemable for cash and, in accordance with Emerging Issues Task Force (EITF) Abstract D-98: Classification and Measurement of Redeemable Securities (EITF D-98), have been classified outside of permanent equity. The Series A Preferred Stock is redeemable at the option of the Company at any time but, because the holder of the Series A Preferred Stock (Alleghany) has majority voting rights, the redemption is not entirely within the Company’s control. At December 31, 2005, it is not certain that the conditions for redemption will be met. If the anticipated initial public offering is completed, a portion of the net proceeds of that offering will be used to redeem all outstanding shares of Series A Preferred Stock.
      In connection with the Company’s reorganization as of January 1, 2006, the shares of common stock of Darwin Group held by AIHL were exchanged for 197,178 shares of Series B Convertible Preferred Stock of DPUI (the parent company after the reorganization). The total number of shares of Series B Convertible Preferred Stock issued was determined on the basis of the December 31, 2005 book value of AIHL’s shares of common stock of Darwin Group. The shares of Series B Convertible Preferred Stock have a liquidation preference of $1,000 per share and rank pari passu to the shares of DPUI Series A Preferred Stock. Dividends on the shares of Series B Convertible Preferred Stock are payable, at the option of the Company, in the form of shares of Series C Preferred Stock or in cash, at an annual rate of 5.0% of the liquidation preference for the period from January 1, 2006 through December 31, 2006; at an annual rate of 6.0% of the liquidation preference for the period from January 1, 2007 through

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
December 31, 2007; and at an annual rate of 7.0% of the liquidation preference thereafter. The shares of Series B Convertible Preferred Stock are conditionally redeemable and, in accordance with EITF D-98, will be classified outside of permanent equity with an aggregate liquidation preference of $197,178. The Series B Convertible Preferred Stock is redeemable in cash, at the option of the Company, upon the completion of a qualified initial public offering or at the earliest of December 31, 2010 or the date of the retirement or other termination of employment of Stephen Sills, our President and Chief Executive Officer. Because the holder of the Series B Convertible Preferred Stock (Alleghany) has majority voting rights, the redemption is not entirely within the Company’s control. In the event that a portion, but not all of the shares of Series B Convertible Preferred Stock were redeemed by DPUI, the dividend would increase to an annual rate of 10% of the liquidation preference thereafter. The Series B Convertible Preferred Stock is convertible into common stock of DPUI at the option of the holders of the Series B Convertible Preferred Stock at any time. Upon the date of a qualified initial public offering, the closing of a change of control event in which the holders of Series B Convertible Preferred Stock would receive consideration exceeding a specified amount or upon approval by holders of a majority of the outstanding shares of the Series B Convertible Preferred Stock, each share of Series B Convertible Preferred Stock shall automatically convert to common stock. Upon conversion of all of the Series B Convertible Preferred Stock, the holders of the Series B Convertible Preferred Stock would own 14,850,000 shares of common stock of DPUI.
      Shares of Series C Preferred Stock have substantially similar terms to the terms of the Series B Convertible Preferred Stock, except that the Series C Preferred Stock is non-voting, not convertible and is redeemable only for cash. Series C Preferred Stock ranks pari passu with the Series A Preferred Stock and with the Series B Convertible Preferred Stock. The Series C Preferred Stock has an in-kind dividend that is calculated and paid at the same rate as the Series B Convertible Preferred Stock.
      Effective as of January 1, 2006, the shares of common stock of DPUI held by AIHL were exchanged for 9,560 shares of Series A Preferred Stock of DPUI. The total number of shares of Series A Preferred Stock issued was determined on the basis of the December 31, 2005 book value of AIHL shares of common stock of DPUI. After giving effect to this issuance of additional shares of Series A Preferred Stock, AIHL owns 114,860 shares of Series A Preferred Stock of DPUI with an aggregate liquidation preference of $2,297.

(12)	Restricted Stock
      In 2003, Darwin established a restricted stock plan to provide for the granting of equity ownership to certain key employees of DPUI. Darwin reserved 1,650,000 of its authorized common shares for this Restricted Stock Plan. All of the restricted stock awards granted prior to December 31, 2005 vest at a rate of 50% on each of the third and fourth anniversaries of the date of grant, contingent on the continued employment at Darwin of the grantee. These restricted shares had a nominal fair value at the date of grant. In the event of a change in control of DPUI, any unvested shares shall become fully vested. The stockholders of the restricted stock awards shall have no right to transfer or encumber these shares during the vesting period. Transfers after the vesting period, until such time as there has been an initial public offering of DPUI common shares, require the consent of Alleghany. In November 2005, with the consent of the restricted stockholders, the Restricted Stock Plan was modified to conform to the changes in equity, and other corporate reorganization changes described in Note 1. At December 31, 2005 and 2004, 1,505,625 and 1,546,875 shares, respectively, were issued and outstanding. In the event an employee holder of the restricted stock terminates employment prior to vesting, these shares would be forfeited. A total of 41,250 shares were forfeited in each of the years 2005 and 2004.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(13)	Earnings (Loss) per Share

			Period
			March 3,
	Year Ended December 31,		2003 to
			December 31,
	2005	2004	2003

Net earnings (loss) — numerator for basic and diluted earnings (loss) per share	$3,707	$48	$(2,330)

Weighted average common shares outstanding — denominator for basic earnings (loss) per share	6,600,000	6,600,000	6,600,000

Dilutive effect of restricted stock	1,519,370	1,567,500	—

Weighted average common shares outstanding — denominator for diluted earnings (loss) per share	8,119,370	8,167,500	6,600,000

Basic earnings (loss) per share	$0.56	$0.01	$(0.35)

Diluted earnings (loss) per share	$0.46	$0.01	$(0.35)

      No potential common shares related to DPUI’s weighted average shares of restricted stock of 873,477 have been included in the computation of diluted per share amounts for the period March 3, 2003 (date of inception) to December 31, 2003 as the Company reported a net loss for that period.

(14)	Related Party Transactions
      In connection with the business produced by DPUI and written on policies of the Capitol Companies, the parties have entered into a management service agreement under which DPUI provides underwriting, management, administration, claims settlement and reinsurance settlement services for the Capitol Companies on this business in exchange for management fees paid by the Capitol Companies to DPUI. These fees are recorded as service fee income by DPUI and as acquisition expense by the Capitol Companies. As these financial statements are presented on a consolidated basis, both the service fee income and the acquisition expense have been eliminated as inter-company transactions. The total amount of these fees was $38,652, $20,641 and $1,720 for 2005, 2004, and 2003, respectively. In addition, Darwin’s consolidated statement of operations reflects fees starting in 2004 to the Capitol Companies for the use of their carriers for the underwriting of its business. These fees were $409 and $236 in 2005 and 2004. No such fees were incurred in 2003.
      Certain of Darwin’s expenses, primarily its directors and officers liability insurance and its audit fees, are paid directly by Alleghany and then reimbursed by Darwin to Alleghany. Darwin reimbursed Alleghany for expenses of $132, $29, and $34 in connection with these charges in 2005, 2004, and 2003, respectively.
      Each of the Darwin and Capitol Companies federal tax liability is determined and settled through a consolidated federal tax return with their ultimate parent, Alleghany. As disclosed in Note 9, the amounts determined to be due to or recoverable from the Federal Government for income taxes for each company is determined through the mechanisms of the tax sharing agreements in place between Darwin and Alleghany. Federal tax payments of $3,785 and $2,877 were made by Darwin, including some made by the Capitol Companies on behalf of the Darwin business to Alleghany Corporation during 2005 and 2004, respectively.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

(15)	Lease Commitments
      Darwin leases its office space. The lease is non-cancelable and expires September 30, 2011. Darwin also leases certain office equipment, including copiers, postage machines, and fax machines under operating leases with initial lease terms greater than one year.
      At December 31, 2005, the future minimum lease payments during each of the next five years are as follows:

Fiscal year ending:
2006	$503
2007	603
2008	727
2009	739
2010	735
2011 and thereafter	429

Total for all future years	$3,736

      The total rent expense for operating leases for the years ended December 31, 2005 and 2004, and for the period March 3, 2003 to December 31, 2003 were $635, $195, and $94, respectively.

(16)	Employee Benefit Plan
      Darwin has a defined contribution benefit plan (the Plan) in which all qualified employees are eligible to participate. The Plan incorporates a contributory feature under Section 401(k) of the Internal Revenue Code allowing employees to defer portions of their income through contributions to the Plan. The Company’s annual contribution to the Plan, subject to IRS annual maximums, is the greater of a) 150% of the first $1,500 of a participant’s contributions during the plan year, or b) 100% matching contribution of employee deferral up to 4% of a participant’s eligible gross wages during the plan year. All employer contributions become 100% vested after three years of plan participation. The Company made contributions of $256, $174, and $95 in 2005, 2004, and 2003, respectively.

(17)	Long-Term Incentive Plan
      In 2003, Darwin established a Long Term Incentive Plan (LTIP) for certain key employees. Initially, the LTIP allocated 20% of the underwriting profit for each year (premiums net of losses and expenses) plus 20% of the investment income based on average net assets outstanding in each year (at a deemed interest rate equal to the 10 year U.S. Treasury note rate) to the LTIP participants, based on their assigned percentage interests. The participants vest in their interests in these profit pools over a four-year period. The payments due are then staggered over the fourth, fifth and sixth years.
      Effective January 1, 2006, the LTIP was modified to reflect changes in the calculation of the underwriting profitability allocated to the participants of the LTIP. For 2006 and later years, the amount allocated to the pool participants is calculated as an amount equal to 20% of the underwriting profit less an amount equal to 5% of net premiums earned. In addition, imputed investment income will no longer be credited to the pool participants.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
      The LTIP is intended to produce payouts consistent with long-term profitability. Accordingly, the right of offset exists where, in the event that any year produces a negative underwriting result, this negative amount would be offset against credits available under the profit pool established for another year. This offset can be applied against any of the unpaid year balances whether prior or subsequent to the year in question. At December 31, 2005 and 2004, Darwin had recorded liabilities of $2,006 and $904, respectively, for the LTIP. Darwin has not made any payments under the plan.

(18)	Concentration of Credit Risk
      As of December 31, 2005, Darwin maintains cash balances at one financial institution in excess of the federally insured limits of $100 per institution. At December 31, 2005 and 2004, Darwin’s balances with this financial institution were $10,255 and $5,032, respectively.

(19)	Fair Value of Financial Instruments
      Darwin uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, and there are not included in the amounts discussed.
      At December 31, 2005 and 2004, investments in fixed maturities had a fair value, which equaled carrying value, of $120,770 and $66,340, respectively. All of the fair values of investments in fixed maturities were determined through a market or dealer quoted market price at December 31, 2005 and 2004.
      The carrying values of cash, short-term securities, investment income accrued, other assets, unsettled trade amounts due and other liabilities approximated their fair values. See Notes 2 and 4.

(20)	Segments
      Darwin’s specialty liability insurance operations comprise one business segment. Management organizes the business around the professional specialty liability insurance market and related products. The Chief Operating Decision Maker reviews results and operating plans and makes decisions on resource allocations on a company-wide basis. The Company’s specialty liability insurance business is produced through brokers, agents and program administrators throughout the United States.
      Net premiums earned for the three lines of business is not available as the Company purchases reinsurance that covers parts of more than one line of business, and the Company does not allocate reinsurance costs to each line of business. In addition, as reinsurance costs and structure vary by treaty and the underlying risks and limit profiles of the various products differ, a pro rata allocation of reinsurance across each line of business would not be representative of the actual cost of reinsurance for the line of business. As a result, the net premiums written and earned may not be proportional to gross premiums written and earned. The following table presents the Company’s three specialty liability products’ gross

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
premiums written and earned for the years ended December 31, 2005 and 2004, and the period March 3, 2003 to December 31, 2003.

			Period
	Year Ended December 31,		March 3, 2003 to
			December 31,
	2005	2004	2003

Gross premiums written:
Directors and Officers	$32,926	$24,453	$9,588
Errors and Omissions	58,867	36,712	11,146
Medical Malpractice Liability	74,031	39,290	3,432

Total	$165,824	$100,455	$24,166

Gross premiums earned:
Directors and Officers	$28,444	$18,037	$2,299
Errors and Omissions	46,231	25,527	2,736
Medical Malpractice Liability	57,145	21,408	340

Total	$131,820	$64,972	$5,375

(21)	Statutory Reporting
      The consolidated financial statements of Darwin have been prepared in accordance with U.S. generally accepted accounting principles, which differ in certain respects from accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). Statutory basis financial statements are filed with state insurance departments in all states in which DNA and Darwin Select are licensed or authorized. The statutory policyholders’ surplus of DNA and Darwin Select was $173,583 and $30,951 at December 31, 2005 and 2004, respectively. The consolidated statutory net income (loss) of DNA and Darwin Select was ($20,705) and ($1,098) for the years ending December 31, 2005 and 2004, respectively.
      State insurance laws restrict the ability of our insurance company subsidiaries to declare dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Further, prior approval of the insurance department of its state of domicile is required before either of our insurance company subsidiaries can declare and pay an “extraordinary dividend” to us.
      DNA is domiciled in Delaware. Under Delaware law, DNA may not pay an “extraordinary” dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Delaware (“Delaware Commissioner”) has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, DNA must provide notice to the Delaware Commissioner of all dividends and other distributions to stockholders within five business days after declaration and at least ten days prior to payment. Since DNA

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)
operated at a statutory loss in 2005 and has no earned surplus at December 31, 2005, no dividend distribution can currently be paid by DNA to DPUI.
      Darwin Select is domiciled in Arkansas. Under Arkansas law, Darwin Select may not pay an “extraordinary” dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Arkansas (“Arkansas Commissioner”) has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, Darwin Select must provide notice to the Arkansas Commissioner of all dividends and other distributions to shareholders within fifteen business days after the declaration thereof. Darwin Select has approximately $2,200 available in 2006 for such dividends to DNA without prior approval of the Commissioner. DNA would not be permitted to dividend this amount to DPUI. Darwin Select did not pay any dividends in 2005.

(22)	Contingencies
      Darwin is subject to routine legal proceedings in the normal course of operating our business. The Company is not involved in any legal proceeding which could reasonably be expected to have a material adverse effect on its business, results of operations or financial condition.

(23)	Pro forma Earnings per Share and Pro Forma Capital (Unaudited)
      As discussed in Note 1(b) Reorganization, in connection with the Company’s reorganization as of January 1, 2006, DPUI issued 197,178 shares of Series B Convertible Preferred Stock to Alleghany in exchange for all of the common stock of Darwin Group, Inc. In addition, Alleghany exchanged its 6,600,000 shares of DPUI common stock for 9,560 shares of DPUI Series A Preferred Stock. The following table presents, on a pro forma basis, our capitalization as of December 31, 2005 giving effect to the reorganization described above and the expected issuance by DPUI, immediately prior to the completion of its initial public offering, of the 144,375 shares of common stock remaining available for issuance under the Company’s restricted stock plan:

	Actual	Pro forma
	as of	as of
	December 31,	December 31,
	2005	2005

	(Dollars in thousands except
	per share amounts)
Capitalization:
Debt	$—	$—

Series A Preferred Stock; $0.10 par value. (Redeemable at $20.00 per share). Authorized 500,000 shares; 114,860 shares issued and outstanding; aggregate liquidation preference of $2,297	$2,106	$2,297
Series B Convertible Preferred Stock; $0.10 par value. (Liquidation preference of $1,000.00 per share). Authorized 225,000 shares; 197,178 shares issued and outstanding; aggregate liquidation preference of $197,178	—	197,178

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
For the years ended December 31, 2005 and 2004, and the period March 3, 2003
(date of inception) to December 31, 2003
(Dollars in thousands, except per share amounts)

	Actual	Pro forma
	as of	as of
	December 31,	December 31,
	2005	2005

	(Dollars in thousands except
	per share amounts)
Stockholders’ equity:
Common stock; $0.01 par value.	81	17
Additional paid-in capital	195,950	22
Retained earnings	1,425	48
Accumulated other comprehensive income (loss)	(39)	(39)

Total stockholders’ equity	197,417	48

Total capitalization	$199,523	$199,523

      The weighted average common shares outstanding for pro forma basic earnings per share reflect no common shares outstanding as all of the outstanding shares of common stock are unvested restricted stock. The pro forma diluted earnings per share calculation below assumes the conversion of the Series B Convertible Preferred Stock into 14,850,000 shares of common stock and the dilutive effect of the 1,505,625 shares of restricted common stock. In addition, the pro forma calculation reflects dilution from the issuance of the remaining 144,375 shares of restricted stock available under the restricted stock plan.

Year ended
December 31,
2005

Net earnings — numerator for basic and diluted earnings per share	$3,707

Pro forma weighted average common shares outstanding — denominator for basic earnings per share	—

Effect of dilutive securities:
Series B Convertible Preferred Stock	14,850,000
Restricted stock	1,650,000

Pro forma weighted average common shares outstanding — denominator for diluted earnings per share	16,500,000

Pro forma basic earnings per share	$—

Pro forma diluted earnings per share	$0.22

Darwin Professional Underwriters, Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2006 and December 31, 2005
(Unaudited)
(Dollars in thousands, except per share amounts)

	March 31,	December 31,
	2006	2005

ASSETS:
Available for sale securities, at fair value:
Fixed maturities (amortized cost: 2006, $229,530; 2005, $120,832)	$227,502	$120,770

Short-term investments, at cost which approximates fair value	111,759	184,088

Total Investments	339,261	304,858

Cash	6,143	10,255
Premiums receivable (net of allowance for doubtful accounts of $50 as of March 31, 2006 and December 31, 2005)	15,501	22,090
Reinsurance recoverable on paid and unpaid losses	62,522	51,260
Ceded unearned reinsurance premiums	39,021	33,853
Deferred insurance acquisition costs	8,361	7,603
Property and equipment at cost, less accumulated depreciation of $735 and $599, respectively	1,890	1,880
Intangibles	7,306	7,092
Net deferred income tax asset	8,051	6,278
Other assets	4,121	1,822

Total assets	$492,177	$446,991

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Loss and loss adjustment expense reserves	$166,486	$138,089
Unearned premium reserves	102,932	88,280
Reinsurance payable	5,790	10,628
Due to brokers for unsettled trades	10,057	2,216
Current income taxes payable	1,469	—
Accrued expenses and other liabilities	4,372	8,255

Total liabilities	291,106	247,468
Series A Preferred Stock; $0.10 par value. (Redeemable at $20.00 per share). Authorized 500,000 shares; issued and outstanding 114,860 shares at March 31, 2006 and 105,300 shares at December 31, 2005. Aggregate liquidation preference of $2,297 at March 31, 2006 and $2,106 at December 31, 2005	2,297	2,106
Series B Convertible Preferred Stock; $0.10 par value. (Redeemable at $1,000.00 per share). Authorized 225,000 shares; issued and outstanding 197,178 shares at March 31, 2006 and zero shares at December 31, 2005. Aggregate liquidation preference of $197,178 at March 31, 2006	197,178	—
Stockholders’ equity:
Common stock; $0.01 par value. Authorized 50,000,000 shares; issued and outstanding 1,505,625 shares at March 31, 2006 and 8,105,625 shares at December 31, 2005	15	81
Additional paid-in capital	24	195,950
Retained earnings	2,836	1,425
Accumulated other comprehensive income (loss)	(1,279)	(39)

Total stockholders’ equity	1,596	197,417

Total liabilities and stockholders’ equity	$492,177	$446,991

See accompanying notes to interim unaudited consolidated financial statements.

Darwin Professional Underwriters, Inc. and Subsidiaries
Consolidated Statements of Operations
Three months ended March 31, 2006 and 2005
(Unaudited)
(Dollars in thousands)

	Three Months Ended
	March 31,

	2006	2005

Revenues:
Net premiums earned	$27,304	$18,744
Net investment income	3,360	632
Net realized investment gains (losses)	(10)	(60)

Total revenues	30,654	19,316

Costs and expenses:
Losses and loss adjustment expenses	19,264	13,112
Commissions and brokerage expenses	2,632	2,091
Other underwriting, acquisition and operating expenses	4,479	3,032
Other expenses	159	357

Total costs and expenses	26,534	18,592

Earnings before income taxes	4,120	724

Income tax expense	1,332	300

Net earnings	$2,788	$424

Basic earnings per share
Net earnings per share	$—	$0.06

Weighted average shares outstanding	—	6,600,000

Diluted earnings per share:
Net earnings per share	$0.17	$0.05

Weighted average shares outstanding	16,355,625	8,188,125

Pro forma basic earnings per share:
Net earnings per share	$—	$—

Weighted average shares outstanding	—	—

Pro forma diluted earnings per share:
Net earnings per share	$0.17	$0.03

Weighted average shares outstanding	16,500,000	16,500,000

See accompanying notes to interim unaudited consolidated financial statements.

Darwin Professional Underwriters, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the three months ended March 31, 2006 and 2005
(Unaudited)
(Dollars in thousands)

	Three Months Ended
	March 31,

	2006	2005

Cash flows provided by (used for) operating activities:
Net earnings (loss)	$2,788	$424
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Deferred Insurance acquisition costs	(4,136)	(1,012)
Amortization of insurance acquisition costs	3,378	1,169
Deferred income taxes	(1,047)	(731)
Depreciation and amortization	136	87
Net realized investment (gains) losses	10	60
Amortization of investment discounts and premiums	(1,385)	(64)
Change in:
Premiums receivable	6,589	6,934
Reinsurance recoverable on paid and unpaid losses	(11,262)	(6,138)
Ceded unearned reinsurance premiums	(5,168)	(4,694)
Current income taxes payable/receivable	1,803	(317)
Other assets	(2,633)	226
Loss and loss adjustment expense reserves	28,397	18,935
Unearned premium reserves	14,652	6,494
Reinsurance payable	(4,838)	9,021
Accrued expenses and other liabilities	(3,883)	354

Net cash provided by (used for) operating activities	23,401	30,748
Cash flows provided by (used for) investing activities:
Proceeds from sales of available-for-sale securities	3,464	1,419
Proceeds from sales of short-term investments	146,944	33,676
Maturities of available-for-sale securities	73	20,828
Maturities of short-term investments	—	6,075
Due to brokers for unsettled trades	7,841	—
Purchases of available-for-sale securities	(112,374)	(7,578)
Purchases of short-term investments	(73,101)	(69,839)
Purchases of fixed assets	(146)	(323)
Acquisition of Insurance Company, net of cash acquired	(214)	(353)

Net cash provided by (used for) investing activities	(27,513)	(16,095)
Cash flows provided by (used for) financing activities:
Net cash provided by (used for) financing activities	—	—
Net increase (decrease) in cash	(4,112)	14,653
Cash, beginning of period	10,255	5,032

Cash, end of period	$6,143	$19,685

Supplemental disclosures of cash flow information:
Cash paid for federal and state income taxes	$625	$1,348
See accompanying notes to interim unaudited consolidated financial statements.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)

(1)	Organization and Basis of Presentation

(a)	Organization
      Darwin Professional Underwriters, Inc. (DPUI) was formed in March 2003 as an underwriting manager for certain insurance company subsidiaries of Alleghany Corporation (Alleghany), a publicly traded company, pending the establishment or acquisition of separate insurance companies for the DPUI business. Effective June 1, 2003, DPUI entered into underwriting management agreements with three wholly-owned subsidiaries of Alleghany, Capitol Indemnity Corporation, Capitol Specialty Insurance Corporation, and Platte River Insurance Company (collectively, the Capitol Companies), to underwrite and administer specialty liability insurance business. DPUI’s specialty liability insurance business consists of directors and officers liability, errors and omissions liability and medical malpractice liability insurance.
      DPUI, located in Farmington, Connecticut, is a majority-owned underwriting subsidiary of Alleghany Insurance Holdings, LLC (AIHL), which is a wholly-owned subsidiary of Alleghany. A minority interest in DPUI is owned by certain key employees of DPUI.
      On February 3, 2004, Darwin Group, Inc. (Darwin Group), a wholly-owned subsidiary of AIHL, was formed as an insurance holding company for the purpose of acquiring Darwin National Assurance Company (DNA). DNA was acquired on May 3, 2004 as a wholly-owned subsidiary of Darwin Group. DNA is licensed to write property and casualty insurance on an admitted basis in 47 jurisdictions (including the District of Columbia) and is eligible to operate on an excess and surplus lines basis in one additional state (Arkansas). On May 2, 2005, DNA acquired Darwin Select Insurance Company (Darwin Select), as a wholly-owned insurance company subsidiary. Darwin Select is licensed to write property and casualty insurance on an admitted basis in Arkansas (its state of domicile) and is eligible to operate on an excess and surplus lines basis in 40 additional states. Effective as of January 1, 2006, Darwin Group was contributed by Alleghany to DPUI (see Note 1(b)).
      The Capitol Companies are wholly-owned subsidiaries of AIHL and operate in 50 states and the District of Columbia. In addition to the business produced by DPUI and issued on policies of the Capitol Companies, the Capitol Companies have significant independent operations that are not included in these consolidated financial statements. Alleghany had acquired ownership of the Capitol Companies in January 2002. Prior to the formation of DPUI as an underwriting manager to underwrite professional liability coverages for the Capitol Companies in the directors and officers, errors and omissions and medical malpractice lines, neither the Capitol Companies nor Alleghany were writing any of these lines of business.
      DNA, Darwin Select and the Capitol Companies (in respect of the business produced by DPUI and issued on polices of the Capitol Companies) receive underwriting, claims, management, and administrative services from DPUI.
      Darwin’s products are marketed through independent producers located throughout the United States.

(b)	Reorganization
      Effective October 1, 2005, Darwin Group, through its subsidiary DNA, entered into a series of reinsurance and commutation agreements with the Capitol Companies. Overall, these reinsurance agreements had the effect of transferring to DNA all of the in-force business produced by DPUI and issued on policies of the Capitol Companies, along with the corresponding financial statement effects of these policies. In addition, in November 2005, Alleghany made a capital contribution of $135,000 to Darwin Group, which subsequently contributed this capital to DNA.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)
      Effective January 1, 2006, DPUI became the parent of Darwin Group and its subsidiaries, DNA and Darwin Select and, in connection therewith, DPUI issued to AIHL shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of $197,178, equal to the book value of Darwin Group on December 31, 2005, in exchange for all of the outstanding common stock of Darwin Group held by AIHL. In addition, AIHL exchanged its 6,600,000 shares of common stock of DPUI, representing 80% of the issued and outstanding shares of DPUI, for 9,560 additional shares of Series A Preferred Stock of DPUI having an additional aggregate liquidation preference of $200, representing 80% of the book value of DPUI on December 31, 2005.
      The consolidated financial statements give retroactive effect to both the transfer of the in-force business to Darwin Group from the Capitol Companies and the contribution of Darwin Group to DPUI as transactions between entities under common control, accounted for as a pooling of interests. This results in a presentation that reflects the actual business produced and managed by DPUI, regardless of the originating insurance carrier, with all periods presented as if DPUI and Darwin Group, including the transferred in-force business, had always been combined.
      Collectively these operations are referred to as “Darwin” or the “Company.”
     (c)     Basis of Presentation
      The accompanying unaudited consolidated financial statements of Darwin Professional Underwriters, Inc. and subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and the elimination of intercompany transactions and balances) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006. The financial information included in the accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes for the fiscal year ended December 31, 2005 included in this registration statement. The consolidated balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.
     (d)     Subsequent Event
      On May 3, 2006, the Company’s Board of Directors approved a 33-for-two stock split of the Company’s shares of common stock, to be effected on the effective date of the Company’s filing for its initial public offering. In addition, the par value of the common stock has been adjusted to $0.01 per common share from $0.10 per common share. The resulting increase in common stock was offset by a decrease in additional paid-in capital.
      All common stock and per share data included in these consolidated financial statements, and the exchange ratios for the Series B Convertible Preferred Stock, have been retroactively adjusted to reflect the 33-for-two stock split and the change in par value for all periods presented.

(2)	New Accounting Standards
      In September 2005, the Accounting Standards Executive Committee issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)
Modifications or Exchanges of Insurance Contracts (SOP 05-01). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature of coverage within a contract.
      SOP 05-1 is effective for Darwin in fiscal year 2007, with earlier adoption encouraged. The Company has evaluated the effect of SOP 05-1 and does not expect the impact to have a significant effect on operations or financial condition of Darwin.

(3)	Share-Based Payments
      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123(R), Share-Based Payment (as amended)(SFAS No. 123(R)). SFAS No. 123(R) eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123. SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value based measurement method in accounting generally for all share-based payment transactions with employees.
      On January 1, 2006, the Company adopted SFAS No. 123(R) using a modified prospective method. Under this application, Darwin is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company did not recognize any share-based compensation expense as a result of the adoption of SFAS No. 123(R).
      Prior to the adoption of SFAS No. 123(R), the Company applied Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the restricted stock plan.

(4)	Investments
      The amortized cost and estimated fair value of fixed maturities at March 31, 2006 and December 31, 2005 are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
March 31, 2006	Cost	Gains	Losses	Fair Value

Type of investment
U.S. Government bonds	$16,125	$—	$(286)	$15,839
State and municipal bonds	80,711	53	(684)	80,080
Mortgage/asset-backed securities	65,213	13	(506)	64,720
Corporate bonds and notes	67,481	9	(627)	66,863

Total fixed maturities	$229,530	$75	$(2,103)	$227,502

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 2005	Cost	Gains	Losses	Fair Value

Type of investment
U.S. Government bonds	$16,163	$—	$(231)	$15,932
State and municipal bonds	30,686	342	(28)	31,000
Mortgage/asset-backed securities	39,233	70	(99)	39,204
Corporate bonds and notes	34,750	51	(167)	34,634

Total fixed maturities	$120,832	$463	$(525)	$120,770

      The amortized cost and estimated fair value of fixed maturities at March 31, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value

Due in one year or less	$8,417	$8,376
Due after one year through five years	55,116	54,507
Due after five years through ten years	25,858	25,497
Due after ten years	74,926	74,402
Mortgage/asset-backed securities	65,213	64,720

Total	$229,530	$227,502

      An investment in a fixed maturity which is available-for-sale is impaired if its fair value falls below its book value, and the decline is considered to be other-than-temporary. Darwin’s assessment of a decline in fair value includes its current judgment as to the financial position and future prospects of the issuing entity of the security, the length of time and extent to which fair value has been below cost, and Darwin’s ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery.
      The following table summarizes, for all fixed maturity securities in an unrealized loss position at March 31, 2006, the aggregate fair value, and the gross unrealized loss by length of time such securities have continuously been in an unrealized loss position:

	Less Than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
		Unrealized	Fair	Unrealized		Unrealized
	Fair Value	Loss	Value	Loss	Fair Value	Loss

Type of investment
U.S. Government bonds	$3,555	$(104)	$12,284	$(182)	$15,839	$(286)
State and municipal bonds	61,808	(635)	2,489	(49)	64,297	(684)
Mortgage/asset-backed securities	38,723	(361)	6,488	(145)	45,211	(506)
Corporate bonds and notes	52,423	(441)	7,332	(186)	59,755	(627)

Total fixed maturities	$156,509	$(1,541)	$28,593	$(562)	$185,102	$(2,103)

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)
      The unrealized losses on fixed maturity securities are primarily interest rate related. Each of the fixed maturity securities with an unrealized loss at March 31, 2006 has a fair value that is greater than 93.5% of its amortized cost. Of the 52 securities that have been in an unrealized loss position for longer than 12 months, 26 are U.S. Treasury securities and each of the remaining securities has a fair value that is greater than 93.5% of its amortized cost. None of the fixed maturity securities with unrealized losses have ever missed, or been delinquent on, a scheduled principal or interest payment, and none are rated below investment grade. As of March 31, 2006 and 2004, no securities are considered to be other-than- temporarily impaired.

(5)	Reinsurance

Reinsurance Effect on Operations
      Net premiums written, net premiums earned, and net losses and LAE incurred included reinsurance activity for the three months ended March 31, 2006 and 2005 are as follows:

	2006	2005

Net Premiums Written:
Direct premiums written	$41,080	$3,268
Assumed premiums written — Capitol Companies	18,804	30,597
Ceded premiums written	(23,096)	(13,324)

Net premiums written	$36,788	$20,541

Net Premiums Earned:
Direct premiums earned	$12,063	$1,154
Assumed premiums earned — Capitol Companies	33,168	26,215
Ceded premiums earned	(17,927)	(8,625)

Net premiums earned	$27,304	$18,744

Net Losses and LAE Incurred:
Direct losses and LAE incurred	$8,418	$814
Assumed losses and LAE incurred — Capitol Companies	22,138	18,437
Ceded losses and LAE incurred	(11,292)	(6,139)

Net losses and LAE incurred	$19,264	$13,112

      The net premiums written table above presents our gross premiums written on the Capitol Companies (Assumed premiums written — Capitol Companies) as well as gross premiums written directly on DNA and Darwin Select (Direct premiums written). Since each of our insurance company subsidiaries obtained its own A.M. Best rating of “A-” (Excellent) in November 2005, whenever possible, DPUI has written coverage on policies issued by DNA or Darwin Select. However, our insurance company subsidiaries are not currently licensed (in the case of our admitted carrier DNA) or eligible to write business on a surplus lines basis (in the case of Darwin Select) in all U.S. jurisdictions, and DNA does not yet have in place all rate and form filings required to write insurance business in every jurisdiction where it is licensed. In addition, the Capitol Companies have A.M. Best ratings of “A” (Excellent), and we believe that insureds in certain classes of our business (primarily public D&O) require policies issued by an insurer with an A.M. Best rating of “A” (Excellent). Consequently, although we expect to write the majority of our future business on policies of our insurance company subsidiaries, we continue to depend upon the Capitol

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)
Companies to write policies for a portion of the business produced by DPUI. For the three-month period ended March 31, 2006, we wrote $18.8 million of gross premiums through our arrangement with the Capitol Companies, representing 31.4% of the total gross premiums produced by DPUI.

(6)	Loss and Loss Adjustment Expense Reserves
      The following table provides a reconciliation of the beginning and ending loss and LAE reserves, net of reinsurance, at March 31, 2006 and 2005:

	2006	2005

Gross reserves balance at January 1,	$138,089	$47,207
Less reinsurance recoverables	(51,260)	(15,572)

Net reserves balance at January 1,	86,829	31,635
Incurred losses and LAE, net of reinsurance, related to:
Current period	19,264	13,112
Prior periods	—	—

Total incurred	19,264	13,112

Paid losses and LAE, net of reinsurance, related to:
Current period	418	205
Prior periods	1,711	110

Total paid	2,129	315

Net reserves balance at March 31	103,964	44,432
Plus reinsurance recoverables	62,522	21,710

Gross reserves balance at March 31	$166,486	$66,142

      Darwin continually reviews its loss and LAE reserves and the related reinsurance recoverables. Differences between estimates and ultimate payments are reflected in expense for the period in which the estimates are changed. The actuarial estimates are based on industry claim experience and our own experience and consider current claim trends and premium volume, as well as social and economic conditions. While Darwin has recorded its best estimate of loss and LAE reserves as of March 31, 2006 and 2005, it is possible these estimates may materially change in the future.
      Losses and LAE incurred have increased over the prior years due to the expected losses on the increased premiums earned, offset by actual and anticipated reinsurance recoveries (including a provision for recoveries on incurred but not reported losses) on the expected losses. The increase in gross and net loss and LAE reserves primarily reflects increased net premiums earned for all lines of business and limited paid loss activity for the current and prior accident years.

(7)	Preferred Stock
      In 2003, in connection with the formation of the Company, DPUI entered into a subscription agreement with AIHL, whereby AIHL agreed to purchase up to 400,000 shares of Series A Preferred Stock of DPUI for total proceeds of $8,000. At any time, DPUI may redeem all or a portion of the outstanding shares of Series A Preferred Stock at $20 per share, with no redemption premium. The holders of the Series A Preferred Stock are entitled to a $20 per share liquidation preference before any

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)
distribution or payment is made upon any shares of common stock or any shares of other securities of Darwin that are not designated as ranking equal to or senior to the shares of Series A Preferred Stock. Darwin is not obligated to issue any of these shares and issued them to AIHL from time to time to raise cash. At March 31, 2006 and December 31, 2005, 114,860 and 105,300 shares, respectively, of Series A Preferred Stock had been issued. Effective as of January 1, 2006, the shares of common stock of DPUI held by AIHL were exchanged for 9,560 shares of Series A Preferred Stock of DPUI. The total number of shares of Series A Preferred Stock issued was determined on the basis of the December 31, 2005 book value of AIHL shares of common stock of DPUI. The shares of Series A Preferred Stock are conditionally redeemable for cash and, in accordance with Emerging Issues Task Force (EITF) Abstract D-98: Classification and Measurement of Redeemable Securities (EITF D-98), have been classified outside of permanent equity. The Series A Preferred Stock is redeemable at the option of the Company at any time but, because the holder of the Series A Preferred Stock (Alleghany) has majority voting rights, the redemption is not entirely within the Company’s control. At March 31, 2006, it is not certain that the conditions for redemption will be met. If the anticipated initial public offering is completed, a portion of the net proceeds of that offering will be used to redeem all outstanding shares of Series A Preferred Stock.
      In connection with the Company’s reorganization as of January 1, 2006, the shares of common stock of Darwin Group held by AIHL were exchanged for 197,178 shares of Series B Convertible Preferred Stock of DPUI (the parent company after the reorganization). The total number of shares of Series B Convertible Preferred Stock issued was determined on the basis of the December 31, 2005 book value of AIHL’s shares of common stock of Darwin Group. The shares of Series B Convertible Preferred Stock have a liquidation preference of $1,000 per share and rank pari passu to the shares of DPUI Series A Preferred Stock. Dividends on the shares of Series B Convertible Preferred Stock are payable, at the option of the Company, in the form of shares of Series C Preferred Stock or in cash, at an annual rate of 5.0% of the liquidation preference for the period from January 1, 2006 through December 31, 2006; at an annual rate of 6.0% of the liquidation preference for the period from January 1, 2007 through December 31, 2007; and at an annual rate of 7.0% of the liquidation preference thereafter. The shares of Series B Convertible Preferred Stock are conditionally redeemable and, in accordance with EITF D-98, will be classified outside of permanent equity with an aggregate liquidation preference of $197,178. The Series B Convertible Preferred Stock is redeemable in cash, at the option of the Company, upon the completion of a qualified initial public offering or at the earliest of December 31, 2010 or the date of the retirement or other termination of employment of Stephen Sills, our President and Chief Executive Officer. Because the holder of the Series B Convertible Preferred Stock (Alleghany) has majority voting rights, the redemption is not entirely within the Company’s control. In the event that a portion, but not all of the shares of Series B Convertible Preferred Stock were redeemed by DPUI, the dividend would increase to an annual rate of 10% of the liquidation preference thereafter. The Series B Convertible Preferred Stock is convertible into common stock of DPUI at the option of the holders of the Series B Convertible Preferred Stock at any time. Upon the date of a qualified initial public offering, the closing of a change of control event in which the holders of Series B Convertible Preferred Stock would receive consideration exceeding a specified amount or upon approval by holders of a majority of the outstanding shares of the Series B Convertible Preferred Stock, each share of Series B Convertible Preferred Stock shall automatically convert to common stock. Upon conversion of all of the Series B Convertible Preferred Stock, the holders of the Series B Convertible Preferred Stock would own 14,850,000 shares of common stock of DPUI.
      Shares of Series C Preferred Stock have substantially similar terms to the terms of the Series B Convertible Preferred Stock, except that the Series C Preferred Stock is non-voting, not convertible and is redeemable only for cash. Series C Preferred Stock ranks pari passu with the Series A Preferred Stock and

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)
with the Series B Convertible Preferred Stock. The Series C Preferred Stock has an in-kind dividend that is calculated and paid at the same rate as the Series B Convertible Preferred Stock. On April 1, 2006, the Company declared a dividend of $2,465 in the form of Series C Preferred Stock.

(8)	Earnings per Share
      In connection with the Company’s reorganization as of January 1, 2006, DPUI issued 197,178 shares of Series B Convertible Preferred Stock to Alleghany in exchange for all of the common stock of Darwin Group, Inc. In addition, Alleghany exchanged its 6,600,000 shares of DPUI common stock for 9,560 shares of DPUI Series A Preferred Stock.
      The weighted average common shares outstanding for basic earnings per share reflect no common shares outstanding for both actual and pro forma for the three months ended March 31, 2006, as all of the outstanding shares of common stock are unvested restricted stock. The diluted earnings per share calculation assumes the conversion of the Series B Convertible Preferred Stock into 14,850,000 shares of common stock and the dilutive effect of the 1,505,625 shares of restricted common stock. In addition, the pro forma calculation reflects dilution from the issuance of the remaining 144,375 shares of restricted stock available under the Restricted Stock Plan.
      The weighted average common shares outstanding for pro forma basic and pro forma diluted earnings per share for the three months ended March 31, 2005 reflect the pro forma effect of these reorganization transactions as if they had occurred at the beginning of the period.

	Actual
			Pro forma

	Three Months Ended
	March 31,		Three Months Ended March 31,

	2006	2005	2006	2005

Net earnings — numerator for basic and diluted earnings per share	$2,788	$424	$2,788	$424

Weighted average common shares outstanding — denominator for basic earnings per share	—	6,600,000	—	—

Effect of dilutive securities:
Series B Convertible Preferred Stock	14,850,000	—	14,850,000	14,850,000
Restricted stock	1,505,625	1,588,125	1,650,000	1,650,000

Weighted average common shares outstanding — denominator for diluted earnings per share	16,355,625	8,188,125	16,500,000	16,500,000

Basic earnings per share	$—	$0.06	$—	$—

Diluted earnings per share	$0.17	$0.05	$0.17	$0.03

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)

(9)	Comprehensive Income
      The Company’s total comprehensive income was as follows:

	Three Months Ended
	March 31,

	2006	2005

Net earnings	$ 2,788	$ 424
Other comprehensive loss:
Unrealized loss on investments	(1,240)	(274)

Total comprehensive income	$ 1,548	$ 150

(10)	Income Taxes
      During the three months ended March 31, 2006, the Company recorded tax expense of $1,332, or a consolidated tax rate of 32.3% compared to tax expense of $300, or a consolidated tax rate of 41.4% during the three months ended March 31, 2005. The lower consolidated tax rate was primarily attributable to a reduction in state income taxes at the holding company and an increase in investment income received on tax-exempt municipal securities.

(11)	Related Party Transactions
      In connection with the business produced by DPUI and written on policies of the Capitol Companies, the parties have entered into a management service agreement under which DPUI provides underwriting, management, administration, claims settlement and reinsurance settlement services for the Capitol Companies on this business in exchange for management fees paid by the Capitol Companies to DPUI. The total amount of these fees was $10,594 and $7,626 for the three months ending March 31, 2006 and 2005, respectively, which are eliminated in consolidation.
      Darwin’s consolidated statement of operations reflects fees to the Capitol Companies for the use of their carriers for the underwriting of its business. These fees were $94 and $72 for the three months ending March 31, 2006 and 2005, respectively which are eliminated in consolidation. Darwin and the Capitol Companies have applied to the insurance departments of the states of domicile for permission to make certain changes to the fee arrangements under which the Capitol Companies issue policies for business produced by DPUI. These changes include changing the fees charged by the Capitol Companies in respect of such business to 0.5% of premiums written in 2006, 1.0% in 2007, 2.0% in 2008, and 3.0% thereafter. However, in the event that DPUI completes an initial public offering of its stock, the fee will become 3.0% effective January 1 of the year immediately following the initial public offering.
      Certain of Darwin’s expenses, primarily its directors and officers liability insurance and its audit fees, are paid directly by Alleghany and then reimbursed by Darwin to Alleghany. Darwin reimbursed Alleghany for expenses of $49 in connection with these charges for the three months ended March 31, 2006. No expenses were reimbursed by Darwin to Alleghany for these charges for the three months ended March 31, 2005.
      Each of the Darwin and Capitol Companies federal tax liability is determined and settled through a consolidated federal tax return with their ultimate parent, Alleghany. Federal tax payments of $0 and $373 were made by Darwin to Alleghany Corporation during the three months ended March 31, 2006 and 2005, respectively.

Darwin Professional Underwriters, Inc. and Subsidiaries
Notes to Interim Unaudited Consolidated Financial Statements — (Continued)
For the three months ended March 31, 2006 and 2005
(Dollars in thousands, except per share amounts)

(12)	Long-Term Incentive Plan
      At March 31, 2006 and December 31, 2005, Darwin had recorded liabilities of $2,165 and $2,006, respectively, for the long-term incentive plan. Darwin has not made any payments under the plan.

(13)	Segments
      Darwin’s specialty liability insurance operations comprise one business segment. Management organizes the business around the professional specialty liability insurance market and related products. The Chief Operating Decision Maker reviews results and operating plans and makes decisions on resource allocations on a company-wide basis. The Company’s specialty liability insurance business is produced through brokers, agents and program administrators throughout the United States.
      Net premiums earned for the three lines of business is not available as the Company purchases reinsurance that covers parts of more than one line of business, and the Company does not allocate reinsurance costs to each line of business. In addition, as reinsurance costs and structure vary by treaty and the underlying risks and limit profiles of the various products differ, a pro rata allocation of reinsurance across each line of business would not be representative of the actual cost of reinsurance for the line of business. As a result, the net premiums written and earned may not be proportional to the gross premiums written and earned. The following table presents the Company’s three specialty liability products’ gross premiums written and earned for the three months ended March 31, 2006 and 2005.

	Three Months Ended
	March 31,

	2006	2005

Gross premiums written:
Directors and Officers	$8,206	$6,267
Errors and Omissions	30,840	12,444
Medical Malpractice Liability	20,838	15,155

Total	$59,884	$33,866

Gross premium earned:
Directors and Officers	$8,515	$6,559
Errors and Omissions	17,566	9,940
Medical Malpractice Liability	19,151	10,873

Total	$45,232	$27,372

GLOSSARY OF SELECTED INSURANCE TERMS
      Except as otherwise specified or as the context may otherwise require, the following terms used herein shall have the meanings assigned to them below. All terms in the singular shall have the same meanings when used in the plural and vice versa.

Accident year	The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.

Actuary or Actuarial firm	A person or firm that conducts various statistical studies used to evaluate risks, the adequacy of premium charged therefor and the adequacy of provisions made for losses and loss adjustment expenses.

Admitted insurer or Admitted company	An insurer that has received a license or certificate of authority from a state regulatory authority to transact an insurance business in that state.

A.M. Best	A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.

Assume	To accept a ceding company’s insurance or reinsurance on a line of business, risk or exposure.

Assumed reinsurance	Portion of one or more risks that is accepted by a reinsurer from a ceding insurance company or reinsurer.

Attachment point	Critical point in the total amount of one or more claims above which an excess insurer or a reinsurer pays claims or a portion thereof.

Book; Book of business	The insurance obligations of an insurer at any particular point in time.

Case reserves	Loss reserves established with respect to individual reported claims.

Cede; Ceding company	When a company reinsures some or all of its liability with another, it “cedes” business and is referred to as the “ceding company.”

Ceded premiums	The amount of premiums written that are ceded to reinsurers.

Claim	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.

Claims-made policy	A policy that provides coverage to the insured only for claims asserted during the term of the policy and only if the claim was reported to the insurer during a reporting period specified in the policy.

Claim tail	Time period between the occurrence of a loss and the time it is settled by the insurer.

Combined ratio	The sum of the expense ratio and the loss ratio, based on consolidated financial information prepared in accordance with either SAP or GAAP. A combined ratio on a GAAP or SAP basis below 100.0% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio on a GAAP or SAP basis over 100.0% generally indicates unprofitable underwriting prior to the consideration of investment income.

Commission	The fee paid to an agent, broker or program administrator for placing insurance which is generally a percentage of the premium.

Deferred acquisition costs or DAC	The costs that vary with and are primarily related to the acquisition of new and renewal insurance policies including commissions and certain other underwriting expenses. These costs are capitalized and charged to expense under GAAP in proportion to premium revenue earned.

Direct insurance	Insurance sold by an insurer that contracts with the insured, as distinguished from reinsurance.

Directors and officers liability insurance (D&O)	Liability insurance which covers liability for directors and officers for wrongful acts, subject to applicable exclusions, terms and conditions of the policy.

Errors and omissions liability insurance (E&O)	Liability insurance designed to protect employees, agents, professionals and others from liabilities, including claims and expenses, arising from acts or the failure to act under specified circumstances.

Excess of loss reinsurance	Reinsurance that indemnifies the insured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an “attachment level” or “retention.” Excess of loss reinsurance coverage may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer’s insolvency.

Exclusions	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.

Expense ratio	Based on consolidated financial information prepared in accordance with either SAP or GAAP, the ratio of underwriting expenses to net premiums written. If determined under GAAP, the ratio of underwriting expenses, adjusted for deferred acquisition costs, to net premiums earned.

Facultative reinsurance	Reinsurance obtained on a case-by-case basis for all or part of the insurance with respect to a single risk, exposure, or policy.

Generally accepted accounting principles (GAAP)	United States generally accepted accounting principles as promulgated by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board.

Gross premiums written	The total premiums for insurance written and reinsurance assumed during a specified period, before the effect of ceded reinsurance.

Guaranty funds	State-regulated mechanisms that are financed by assessing insurers doing business in the respective states. These funds are maintained by contributions of companies operating in a particular state in proportion to their business written in the state.

Should insolvencies occur, these funds are available to meet some or all of the insolvent insurer’s obligations to policyholders.

Hard market	The portion of the market cycle of the property and casualty insurance industry characterized by constricted industry capital and underwriting capacity, increasing premium rates and, typically, enhanced underwriting performance.

Incurred but not yet reported (IBNR) reserves	The liability for future payments on losses which have been incurred but not yet been reported to the insurer. This may include expected future development on reported claims.

Incurred losses	The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for claims that have occurred but have not yet been reported to the insurer.

Line of business	A general classification referring to a type of insurance, such as D&O, E&O and Medical Malpractice Liability.

Long tail	Insured risks that by their nature have a relatively longer claims reporting, loss and settlement history than risks that result in claims that may take less time to discover or to assess. As a result, the insurer is exposed to claims for a number of years, which leads to difficulty in estimating the likely cost of such claims.

Loss; Losses	An occurrence that is the basis for submission or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (LAE)	The expenses of settling claims, including legal and other fees, and the portion of general expenses allocated to claim settlement costs.

Loss and LAE reserves	Liabilities established by insurers to reflect the estimated cost of claims payments that the insurer will ultimately be required to pay in respect of insurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves.

Loss development	Increases or decreases in losses and LAE greater than or less than anticipated loss and LAE experience over a given period of time.

Loss ratio	The ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned based on consolidated financial information prepared in accordance with GAAP or SAP. Unless otherwise indicated, loss ratio refers to calendar year loss ratio.

Medical Malpractice Liability insurance	Professional liability coverage for physicians and other healthcare providers, as individual practitioners or as members of practice groups, and for hospitals and other medical facilities. Coverage takes the form of defending the insured against liability suits whether or not with foundation, and paying on behalf of the insured damages up to the limits of the policy.

National Association of Insurance Commissioners (NAIC)	A voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting statements and insurer performance criteria and performs other services with respect to the insurance industry.

Net premiums earned	The portion of net premiums written that is recognized for accounting purposes as income during a period.

Net premiums written	Gross premiums written for a given period less premiums ceded to reinsurers during such period.

Non-admitted assets	Certain assets or portions thereof that are not permitted to be reported as admitted assets in an insurer’s annual statement prepared in accordance with SAP. As a result, certain assets which normally would be accorded value in the financial statements of non-insurance corporations are accorded no value and thus reduce the reported statutory policyholders’ surplus of the insurer.

Occurrence basis	Coverage, in liability insurance, for harm suffered by others because of events occurring during the term of a policy, regardless of when a claim is actually made.

Policyholders’ (or Statutory) surplus	Total admitted assets less total liabilities (including loss and LAE reserves), as determined in accordance with SAP.

Premiums earned	That portion of property and casualty premiums written that applies to the expired portion of the policy term. Earned premiums are recognized as revenues under both SAP and GAAP.

Primary insurer	An insurance company that issues insurance policies to the public generally or to certain non-insurance entities as distinguished from a reinsurer. Where insurance is written in layers, the insurer(s) providing the first layer of coverage are sometimes referred to as the “primary insurer(s).” In the reinsurance context, the ceding insurer is sometimes referred to as the “primary insurer.”

Program administrator	A licensed insurance agent who is delegated authority to manage part of an insurer’s insurance business. The scope of any particular program administrator’s authority is governed by contract with the insurer and may include the authority to bind insurance coverage on behalf of the insurer.

Pro rata (or quota share) reinsurance	A type of reinsurance whereby the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the ceding company, indemnifies the ceding company against a predetermined portion of the losses and loss adjustment expenses of the ceding company under the covered policy or policies.

Rates	Amounts charged per unit of insurance or reinsurance.

Reinsurance	The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which the reinsured has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Reinsurer	Insurer (known as the reinsurer or assuming company) that agrees to indemnify another insurer (known as the reinsured or ceding company) against all or part of a loss which the latter may incur under a policy or policies it has issued.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss adjustment expenses and for unearned premiums. Loss reserves consist of case reserves and IBNR reserves. Unearned premium reserves constitute reserves for the portion of premium paid in advance for the unexpired portion of the contract term of an insurance or reinsurance contract as of a certain date. See also “Loss and LAE Reserves.”

Retention	In the context of reinsurance, the amount or portion of risk which an insurer retains or assumes for its own account. Losses, or a portion thereof, in excess of the retention level are paid by the reinsurer. In quota share or pro rata reinsurance, the retention may be a percentage of the original policy’s limit. In excess of loss reinsurance, the retention may be a dollar amount of loss, a loss ratio or a percentage of loss. In the context of direct insurance, the amount of covered loss that the policyholder must retain for the policyholder’s own account, above which the insurer’s coverage obligations apply.

Risk management	Procedures intended to minimize financial losses and the adverse effect of a possible financial loss by (1) identifying potential sources of loss; (2) measuring the financial consequences of a loss occurring; and (3) using controls to minimize actual losses or their financial consequences.

Risk-based capital requirement (RBC)	A tool used by insurance regulators to analyze an insurance company’s total adjusted capital, taking into consideration the risks associated with the company’s particular assets, the risk that losses will be worse than expected, the company’s exposure to interest rate risk and other business risks.

Soft market	The portion of the market cycle of the property and casualty insurance industry characterized by heightened premium rate competition among insurers, increased underwriting capacity and, typically, depressed underwriting performance.

Statutory accounting practices (SAP)	Those accounting principles and practices which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting. The principal differences between SAP and GAAP as they relate to the financial statements of DPUI’s insurance company subsidiaries are: (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining policyholders’ surplus under SAP, (c) the classification and carrying amounts of investments in certain securities are different under SAP and GAAP and (d) the criteria for providing asset valuation allowances and the methodologies used to determine the amount thereof are different under SAP and GAAP. See Note 2(n) to our audited consolidated financial statements included elsewhere in this prospectus.

Statutory earnings	Earnings based on SAP.

Statutory net income	Net income based on SAP.

Statutory or Policyholders’ surplus	The excess of statutory admitted assets over statutory liabilities as shown on an insurer’s SAP financial statements. Admitted assets are those assets that are permitted or admitted by the National Association of Insurance Commissioners or by the rules of a given state. Nonadmitted assets are those that are specifically identified by the National Association of Insurance Commissioners or the rules of a given state as nonadmitted or not identified as admitted. The assets deemed as nonadmitted are accorded limited or no value and are charged off directly to policyholders’ surplus under SAP.

Submission	An application for insurance coverage received by a primary insurer from a prospective policyholder or by a broker on behalf of such prospective policyholder for consideration of issuance of an insurance policy by that insurer.

Surplus lines	Lines of insurance which are generally unavailable from admitted insurers due to perceived risk related to the insured’s business and which, consequently, are placed by surplus lines agents or brokers with insurers that are not admitted, but are eligible to accept business on a surplus lines basis, in the subject jurisdiction.

Underwriting	The process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums, terms and conditions.

Underwriting capacity	The maximum amount than an insurance company can or is willing to write. The limit is determined by the company’s policyholders’ statutory surplus and the company’s underwriting guidelines. Reinsurance serves to increase a company’s capacity by reducing its net exposure from particular risks.

Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profits; Underwriting profitability	The profits or profitability of an insurance company’s operations prior to inclusion of investment income or loss and gains or losses from sale of invested assets.

Unearned premiums	The portion of a premium representing the unexpired portion of the policy term as of a certain date.